Form 20-F
period 2000-12-31
INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
filed 2001-07-02
CIK 1108517

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
  (Mark One)

      [ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                      or

      [x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

            For the fiscal year ended December 31, 2000

                                       or

      [ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

            For the transition period from _____ to ______

                       Commission file number: 000-30688

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
         -------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                     Germany
         -------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
         -------------------------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class          Name of Each Exchange On Which Registered
           -------------------          -----------------------------------------
                None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                American Depositary Shares, each representing 1/2
                    of a Bearer Ordinary Share, no par value
         -------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        88,003,016 Bearer Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes [x]      No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [ ]      Item 18 [x]

                                TABLE OF CONTENTS

                                               PART I

Item 1.   Identity of Directors, Senior Management and Advisors................................    3

Item 2.   Offer Statistics and Expected Timetable..............................................    3

Item 3.   Key Information......................................................................    3

Item 4.   Information on the Company...........................................................   16

Item 5.   Operating and Financial Review and Prospects.........................................   23

Item 6.   Directors, Senior Management and Employees...........................................   30

Item 7.   Major Shareholders and Related Party Transactions....................................   36

Item 8.   Financial Information................................................................   37

Item 9.   The Offer and Listing................................................................   38

Item 10.  Additional Information...............................................................   40

Item 11.  Quantitative and Qualitative Disclosures About Market Risk...........................   49

Item 12.  Description of Securities Other than Equity Securities...............................   50

                                               PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies......................................   50

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.........   50

Item 15.  Reserved.............................................................................   51

Item 16.  Reserved.............................................................................   51

                                               PART III

Item 17.  Financial Statements.................................................................   51

Item 18.  Financial Statements.................................................................   51

Item 19.  Exhibits.............................................................................   52

Item 20.  Index to Consolidated Financial Statements...........................................  F-1

                       CERTAIN DEFINITIONS AND CONVENTIONS

         In this Annual Report on Form 20-F, unless the context indicates otherwise, the terms "we," "us," "our" and similar terms, as well as references to "INTERSHOP AG," mean INTERSHOP Communications Aktiengesellschaft, a German stock corporation.

         All share and per share data have been restated to reflect INTERSHOP AG's 5-for-1 forward stock split effective August 2000.

         References to "$" and "Dollars" are to U.S. dollars. With the introduction of the euro on January 1, 1999, we have elected to present our consolidated financial statements in euros in this report. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

                   SAFE HARBOR STATEMENT UNDER THE SECURITIES
                          LITIGATION REFORM ACT OF 1995

         This Annual Report on Form 20-F contains statements that qualify as "forward-looking statements" under the Securities Litigation Reform Act of 1995. These forward-looking statements include statements about topics such as our plans for product development and expectations about future financial performance. The forward-looking statements contained in this Annual Report on Form 20-F involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those discussed under "Key Information - Risk Factors" and elsewhere in this Annual Report on Form 20-F. All forward-looking statements in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


ITEM 3.  KEY INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the fiscal years ended December 31, 1998, 1999 and 2000, and the consolidated balance sheet data as at December 31, 1999 and 2000, are derived from our consolidated financial statements, which have been audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants, and are included elsewhere in this report. Financial data as at and for the year ended December 31, 1996 represents information for INTERSHOP Communications GmbH. Financial data as at and for the year ended December 31, 1997 represents information for INTERSHOP Communications, Inc. All prior year balances have been restated from Deutsche marks into euros using the exchange rate as at January 1, 1999 of DM 1.95583 = euro 1. Our restated financial statements into euros depict the same trends as would be presented if they had continued to be presented in Deutsche marks. However, our restated financial statements will not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS OF EUROS, EXCEPT PER SHARE AMOUNTS)

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------
                                                 1996        1997        1998        1999        2000
                                                ------     -------     -------     -------     --------
REVENUES
   Licenses                                         25       2,947      11,295      29,534       74,068
   Services, maintenance and
     other revenue                                 446       2,088       6,577      16,732       48,926
                                                ------     -------     -------     -------     --------
     Total revenues                                471       5,035      17,872      46,266      122,994

COST OF REVENUES
   Licenses                                         85         442       1,742       4,786        5,289
   Services, maintenance and
     other revenue                                 483       2,245       3,766       8,465       43,453
                                                ------     -------     -------     -------     --------
     Total costs of revenues                       568       2,687       5,508      13,251       48,742

GROSS PROFIT                                       (97)      2,348      12,364      33,015       74,252
OPERATING EXPENSES
   Research and development                        298       1,006       4,368       7,115       10,191
   Sales and marketing                           1,069       4,705      18,368      34,771       75,743
   General and administrative                      790       3,454       6,729      11,206       27,590
   Legal settlement costs                           --          --       1,866          --           --
   Amortization of acquired
     intangible assets                              --          --          --          --        1,477
                                                ------     -------     -------     -------     --------
     Total operating expenses                    2,157       9,165      31,331      53,092      115,001

OPERATING LOSS                                  (2,254)     (6,817)    (18,967)    (20,077)     (40,749)
OTHER INCOME (EXPENSE)                              --
   Interest income                                  --         122         968         515        1,591
   Interest expense                                (66)       (292)       (797)        (42)        (571)
   Other income                                     --         (28)      1,488       1,215          806
     Total other income                            (66)       (198)      1,659       1,688        1,826
                                                ------     -------     -------     -------     --------
NET LOSS                                        (2,320)     (7,015)    (17,308)    (18,389)     (38,923)

ACCRETION OF REDEEMABLE PREFERRED STOCK             --        (149)       (220)         --           --
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS        --      (7,164)    (17,528)    (18,389)     (38,923)
BASIC AND DILUTED NET LOSS PER SHARE                --       (0.24)      (0.38)      (0.23)       (0.46)
SHARES USED IN COMPUTING BASIC AND DILUTED
  NET LOSS PER SHARE                                --      30,170      45,965      79,883       84,134


                                                         AS AT DECEMBER 31,
                                        -------------------------------------------------------
                                         1996        1997        1998        1999        2000
                                        ------     -------     -------     -------     --------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents                  214       5,058      34,185      12,065       84,062
Working capital                            224         (82)     31,709      10,020      121,188
Total assets                             1,586      10,731      47,221      53,789      209,455
Long-term liabilities                    1,713       6,945       1,978         240          159
Accumulated deficit                     (2,324)     (9,489)    (27,017)    (45,406)     (84,329)
Total shareholders' equity (deficit)    (2,314)     (9,593)     34,225      22,864      173,968

         From inception to December 31, 1996, each of our predecessor companies reported their consolidated financial statements in Deutsche marks (DM). In fiscal 1997, our immediate predecessor company INTERSHOP Communication, Inc. ("U.S., Inc."), currently our subsidiary (but the parent company in that year), reported its consolidated financial statements in U.S. dollars. These financial statements were then restated and presented in DM after INTERSHOP AG acquired the majority of the outstanding shares of U.S., Inc. during fiscal 1998. With the introduction of the euro (E) on January 1, 1999, we have elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/euro exchange rate as at January 1, 1999 of DM 1.95583 = euro 1. Our restated financial statements in euro depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

EXCHANGE RATES

         The following table sets forth, for the years 1996, 1997 and 1998, the average, high, and low noon buying rates for converting Deutsche marks to U.S. dollars, expressed in Deutsche marks per U.S. dollar, and for the years 1999 and 2000, the average, high and low noon buying rate for converting euros to U.S. dollars, expressed in euros per dollar. Effective January 1, 1999, the euro was introduced in the 11 member states of the European Union currently participating in the European Monetary Union, known as the EMU, as a common legal currency among those states for "paperless" transactions, pending the substitution of euro bank notes and coins for the national currencies of the participating member states between January 1, 2002 and July 1, 2002. Effective July 1, 2002, the euro will be the official legal tender for the participating member states, and the national currencies of those member states will be withdrawn from circulation. The fixed exchange rate for Deutsche marks converted to euros is DM
1.95583 = euro 1. We do not represent that the Deutsche mark or euro amounts shown below could be or could have been converted into U.S. dollars at any particular rate or at all. The period average is the average of the noon buying rates on the last business day of each full calendar month during the relevant period.

YEAR                                        AVERAGE           HIGH            LOW
----                                        --------        --------        --------
1996.....................................   DM  1.50        DM  1.57        DM  1.43
1997.....................................   DM  1.73        DM  1.87        DM  1.54
1998.....................................   DM  1.76        DM  1.86        DM  1.56
1999.....................................   E 0.9445        E 0.8466        E 0.9984
2000.....................................   E 1.0861        E 0.9676        E 1.2092

MONTH                                                           HIGH      LOW
-----                                                          ------    ------
2000
December                                                       0.9388    0.8755

2001
January                                                        0.9535    0.9181
February                                                       0.9395    0.9057
March                                                          0.9324    0.8722
April                                                          0.8941    0.8846
May                                                            0.9003    0.8440
June (through June 15, 2001)                                   0.8993    0.8422

         On June 15, 2001, the noon buying rate for converting dollars to euros was U.S. $0.8497 per euro 1.00.

                                  RISK FACTORS

THE MARKET FOR OUR PRODUCTS AND SERVICES IS RAPIDLY CHANGING. IF OUR PRODUCTS AND SERVICES DO NOT GAIN OR RETAIN ACCEPTANCE IN THIS MARKET, WE MAY NOT GENERATE SUFFICIENT REVENUES TO SUSTAIN OUR BUSINESS.

         The market for products and services that enable businesses to sell over the Internet is new and evolving. Therefore, demand for and acceptance of recently introduced products and services like ours is uncertain. We are particularly susceptible to this risk because our current growth strategy includes increasing our focus on products designed to serve individual enterprises in addition to ASPs. In particular, our Enfinity product is targeted at mid-size to large enterprises. If this product does not achieve market acceptance, we may not be able to grow our business. In addition, the market for our products and services may not develop sufficiently to meet our revenue goals. Specifically, our products and services may not be perceived as superior to other products and services, may not meet our customers' needs or may not prompt recommendations to other potential customers.

WE CANNOT GUARANTEE THAT A VIABLE MARKET FOR OUR PRODUCTS AND SERVICES WILL DEVELOP.

         Our products and services facilitate online commerce and communication over public and private networks. The market for these products and services is in its early stages of development and is rapidly evolving. A viable market may fail to emerge or be sustainable. We cannot predict the level of demand for and market acceptance of our products and services, especially because acquisition of our products and services requires a large capital or other significant resource commitment. If the market for our products and services does not continue to mature, we will be unable to successfully execute our business plan. Adoption of electronic commerce and knowledge management, particularly by those individuals and companies that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and different methods of conducting business and exchanging information. Our future revenues and profits will substantially depend on the Internet being accepted and widely used for commerce and communication. If Internet commerce does not continue to grow or grows more slowly than expected, our future revenues and profits may not meet our expectations or those of analysts. In the emerging marketplace of Internet commerce, our products and services involve an innovative approach to the conduct of online business. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of our products and services, thereby generating demand. Companies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt a now approach that may replace, limit or compete with their existing systems. Similarly, purchasers with established patterns of commerce may be reluctant to alter those patterns or may otherwise resist providing the personal data necessary to support our consumer profiling capability. In addition, the security and privacy concerns of existing and potential online purchasers may inhibit the growth of online business generally and the market's acceptance of our products and services in particular. Accordingly, a viable market for our products and services may not emerge or be sustainable.

OUR BUSINESS MAY SUFFER IF THE INTERNET INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT.

         Our success will depend, in large part, upon the maintenance and development of the Internet infrastructure, such as reliable network backbones with the necessary speed, data capacity and security, and the timely development of enabling products such as high speed modems, for providing reliable Internet access and services and improved content. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, frequency of use and increased bandwidth requirements. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts of money to adapt our solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Internet sites of customer's using our products and services.

OUR BUSINESS MAY BE HARMED BY OVERALL ECONOMIC AND MARKET CONDITIONS.

         There exists the potential for a continued downturn in general economic and market conditions. Various segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. Recently, concerns have increased throughout the technology industry regarding a continuing economic slowdown and negative growth predictions for the remainder of the calendar year 2001 and beyond. Moreover, there is increasing uncertainty in the enterprise software market attributed to many factors, including global economic conditions and strong competitive forces. Our future license fee revenue and results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions may affect the timing of orders from major customers and other factors affecting capital spending. Although we have a diverse client base, we have targeted a number of vertical markets. As a result, any economic downturns in general or in our targeted vertical markets would have a material adverse effect on our business, operating results, cash flows or financial condition.

WE HAVE INCURRED NET LOSSES IN THE PAST AND EXPECT TO INCUR THEM IN THE IMMEDIATE FUTURE. IF WE CONTINUE TO INCUR NET LOSSES FOR A PERIOD LONGER THAN ANTICIPATED, WE MAY BE UNABLE TO CONTINUE OPERATIONS.

         While we have had two consecutive quarters of profitability in the first and second fiscal quarters of 2000, we have incurred net losses the past three years and expect to experience operating losses in the future. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. If we fail to sustain profitability, we may be unable to continue our operations.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH COULD HARM OUR BUSINESS AND CAUSE THE PRICE OF OUR BEARER ORDINARY SHARES AND ADSS TO FALL.

         We expect to experience significant fluctuations in our future quarterly operating results that may be caused by many factors. These factors include:

         - the size and the timing of orders in one quarter or from quarter to quarter and the fact that the majority of our sales in any given quarter historically occur in the last few weeks of the quarter;

         - our ability to implement our software solutions within a given quarter and the timing of our customers' acceptance of our products;

         - the potential for delay or deferral of customer implementations of our software and changes in customer budgets;

         - increases in our operating expenses as we continue to expand our product line and fund greater levels of research and development;

         -    our pricing and mix of products and services sold;

         -    the relatively long sales cycles for some of our products;

         -    changes in our pricing policies or those of our competitors;

         - introduction of new products or product enhancements by our competitors;

         - our historic tendency to have larger sales revenues in the fourth calendar quarter; and

         - our large percentage of European sales which are adversely affected in the third calendar quarter of each year due to reduced business activities in the summer months.

         Our business and, therefore, the market price of our bearer ordinary shares and ADSs could be subject to significant fluctuations in response to quarter-to-quarter variations in our operating results and other events or factors.

WE FACE INTENSE AND INCREASING COMPETITION IN THE MARKET FOR ELECTRONIC COMMERCE SOFTWARE APPLICATIONS, AND OUR FAILURE TO COMPETE SUCCESSFULLY COULD DECREASE OUR REVENUES.

         The market for our products and services is intensely competitive, evolving and subject to rapid technological change. Since there are relatively low barriers to entry in the market for electronic commerce applications, competition from other established and emerging companies may develop in the future. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and loss of market share, any of which could harm our business, operating results or financial condition.

         Many of our competitors have, and new potential competitors may have, longer operating histories, significantly greater financial, technical, marketing and other resources than we do, more experience in developing electronic commerce software, larger technical staffs, larger customer bases, more established distribution channels, and greater brand recognition than we do. In addition, many of our competitors have well-established relationships with our current and potential customers, especially in the U.S., and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations.

         Our current direct competitors break into the following categories:

         - Other electronic commerce software companies: We compete with software application vendors including BroadVision, Art Technology Group, and Blue Martini; and

         - Established software technology companies: We also compete against companies such as Microsoft, IBM and Oracle which each offer electronic commerce software and may try to increase their share of this market.

         Our current indirect competitors include:

         - Electronic commerce online services: This category is comprised of Yahoo! Stores, iMall and others. These online services focus on hosting small business sites and compete directly with our ASP customers in the low-end merchant market; and

         - Other software vendors: This group includes electronic commerce vendors such as Commerce One and Ariba plus Internet content management and personalization firms such as Vignette and Net Perceptions, BEA Systems and Netscape.

         Our potential future competitors could also include:

         - Enterprise software companies. Large vendors of enterprise software, such as Baan, SAP, i2 Technologies, JD Edwards and Siebel, may enter the electronic commerce market.

         We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures will not reduce our future revenues.

IF WE FAIL TO INTRODUCE NEW PRODUCTS AND ENHANCE EXISTING ONES, OUR COMPETITIVE POSITION AND FUTURE BUSINESS PROSPECTS COULD BE HARMED.

         To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products and services. The Internet and the market for electronic commerce software are characterized by rapid technological change, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our technology and products obsolete. Consequently, we cannot predict the life cycles of our products. Further, we may be unsuccessful or experience delays in developing, acquiring or marketing new or enhanced products or services. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products and services and develop new products and services. We must continue to address the increasingly sophisticated and varied needs of our customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. In addition, as we continue to increase our focus on providing products and services directly to individual enterprises, as opposed to ASPs, we will face additional concerns that could hinder our ability to respond in a timely manner to changes in market demand. These concerns include trying to accommodate the requirements of a larger pool of customers with more specialized needs and responding to the dynamics of a different market with different product cycles. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, client requirements or emerging industry standards, we may not be able to increase our revenues and expand our business. Any delay or failure in implementing or marketing new or enhanced products or services could harm our competitive position and our future business prospects.

LENGTHY SALES AND IMPLEMENTATION CYCLES COULD CAUSE DELAYS IN REVENUE GROWTH.

         The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the lengthy budgeting and approval process of our customers. Therefore, the historic sales cycle associated with the license and implementation of many of our products has been lengthy and beyond our control. As we continue to launch new products and increase our focus on providing products and services directly to individual enterprises, as opposed to ASPs, the length of these sales cycles could be increased temporarily or permanently. These delays may have a negative impact on the timing of our revenues and, if they occur, may be expected to cause our operating results to vary significantly from quarter to quarter.

OUR FUTURE REVENUES DEPEND ON THIRD PARTIES WHO MARKET, SELL AND DEPLOY OUR PRODUCTS.

         We rely on third parties to market and deploy our products. In addition, our customers rely on professional services organizations, such as consulting firms, systems integrators and design firms to assist with the development, integration and implementation of our products. If we cannot adequately train a sufficient number of these firms in the use of our products or if for any reason a large number of them support or promote competing products or technologies, our business might be seriously harmed. Many of these relationships are not subject to formal agreements and none of these firms is under any obligation to provide services to us or our customers. If we fail to develop and maintain relationships with leading consulting firms, system integrators, ASPs and design firms, our ability to successfully market, sell and deploy our products could be reduced.

WE HAVE A LIMITED OPERATING HISTORY, AND OUR SUCCESS MAY BE LIMITED BY FACTORS OFTEN ENCOUNTERED BY COMPANIES WITH A LIMITED OPERATING HISTORY.

         We have only been selling some of our products and services or their predecessor versions for 9 years. Our original predecessor company, NetConsult Computersysteme GmbH, was founded in 1992, and we were incorporated in our current form under German law on April 23, 1998. Accordingly, we have only a limited operating history. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support upcoming product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. Each or all of these factors could limit our success.

A BREACH OF OUR ELECTRONIC COMMERCE SECURITY MEASURES COULD REDUCE FUTURE DEMAND FOR OUR PRODUCTS AND SERVICES.

         A requirement of the continued growth of electronic commerce and communications is the secure transmission of confidential information over public networks. We rely on a combination of a secure socket layer, the most common encryption standard used on the Internet, and digital encryption standard, which is commonly used for the encryption of financial information, to provide the security necessary for the secure transmission of our customers' data. A third party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any such compromise or elimination of our security could reduce future demand for our products and services. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to address problems they may cause. Finally, since our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability.

OUR DISTRIBUTION STRATEGY DEPENDS, IN PART, ON ASPs. IF THEY ARE UNABLE TO SELL THEIR SERVICES WHICH ARE BASED ON OUR PRODUCTS, DEMAND FOR OUR PRODUCTS MAY DECREASE.

         Our distribution strategy relies primarily upon relationships with ASPs, such as EarthLink, Inc., and value added resellers. ASPs maintain and manage Internet servers on which they provide electronic commerce sites to merchants who wish to sell their products or services over the Internet. Sales to ASPs represented 51% of our net revenues in 1998, 36% in 1999 and 28% in 2000. If the ASPs are unable to sell services which are based on our products to their customers, the demand for our products by the ASPs could decrease substantially and our licensing revenues from ASPs could decrease proportionally.

WE DEPEND ON THIRD PARTIES FOR LICENSED TECHNOLOGY THAT WE MIGHT NOT BE ABLE TO OBTAIN FROM OTHER SOURCES.

         We rely on certain technology that we license from third parties, including database software from Sybase, Persistence Software and Sun Microsystems, and other software that is integrated with our software, to perform key functions. Our third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. The loss or inability to maintain any of these technology licenses could prevent use of our products and services until equivalent technology, if available, is identified, licensed and integrated. Further, we cannot assure you that we will be able to acquire new third party licenses that may be necessary for our business.

LOSING SOME OR ALL OF OUR KEY PERSONNEL COULD HARM OUR ABILITY TO MANAGE OUR BUSINESS.

         Our business depends substantially on the performance of our executive officers and key employees, especially our chief executive officer, Stephan Schambach, and our chief operating officer, Wilfried Beeck. We are dependent upon our ability to retain and motivate high quality personnel, especially for our management and development teams. Losing the services of any of our executive officers or other key employees could seriously harm our business, operating results and financial condition.

         Our future success and ability to expand operations also depends upon our ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for top personnel is intense as these personnel are in limited supply, and we might not be able to hire or retain sufficient numbers of other highly qualified technical and managerial personnel to support our business.

CURRENCY FLUCTUATIONS IN THE VARIOUS MARKETS IN WHICH WE DO BUSINESS MAY NEGATIVELY AFFECT OUR OVERALL OPERATING RESULTS, WHICH ARE REPORTED IN EUROS.

         We conduct many of our operations through subsidiaries in several countries, primarily Germany, the United Kingdom, the U.S., France and Sweden. The operating and financial results of our subsidiaries are reported in the relevant foreign currencies and then translated into euros at the applicable foreign currency exchange rates for inclusion in our consolidated financial statements. The exchange rates between these currencies and the euro may fluctuate. We have not entered into any hedging or other arrangements for the purpose of guarding against the risk of currency fluctuations. Therefore, the translation effect of such fluctuations may have a harmful effect on our results of operations and financial position as reported in euros. In general, appreciation of the local currencies relative to another currency has an adverse effect on revenues and operating income denominated in that currency, while depreciation of the local currencies has a positive effect on revenues and operating income denominated in the local currencies.

IF WE FAIL TO MEET THE CHALLENGES ASSOCIATED WITH MANAGING AND GROWING OUR INTERNATIONAL OPERATIONS, OUR BUSINESS MAY SUFFER.

         Our products are currently marketed in over 31 countries in Europe, North America, South America, Africa and the Asia/Pacific regions. Our future revenue growth depends upon the successful continued expansion of our sales, marketing, support and service organizations, through direct or indirect channels, in the countries in which we are located. In maintaining our international strategy, we face several additional risks which include:

         - uncertainty of market acceptance in new regions due to language, cultural or other factors;

         - lower levels of Internet usage and electronic commerce usage in the countries outside of the U.S. and Europe;

         - unexpected changes and differences in regulatory requirements, particularly as applied to electronic commerce;

         - our inability to manage our international growth, which we began before we were able to firmly establish our business model or infrastructure in a single market or a small number of markets;

         - difficulty in collecting accounts receivable in some jurisdictions;

         - export controls relating to encryption technology and other export restrictions, or tariffs and other trade barriers;

         -    difficulties in staffing and managing foreign operations;

         -    political and economic instability;

         - fluctuations in currency exchange rates or reduced protection for intellectual property rights in some countries;

         - seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

         -    potentially adverse tax consequences; and

         - our ability to find and develop relationships with international companies.

         If we are unable to manage the potential effects of any of these risks, we may not be able to grow our business in the future.

OUR CUSTOMER BASE IS CONCENTRATED AND OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN CERTAIN EXISTING CUSTOMERS.

         Deutsche Telekom, accounted for approximately 23% of our net sales for the year ended December 31, 1998, and 9% for the year ended December 31, 1999 and 3% for the year ended December 31, 2000. Our top ten customers accounted for approximately 41% of net sales for the year ended December 31, 1998, 31% of net sales for the year ended December 31, 1999 and 27% of net sales for year ended December 31, 2000. We expect to continue to derive a significant portion of our revenues from sales to a limited number of customers. The loss or a substantial decrease in the volume of orders from Deutsche Telekom or any of our other top customers may harm our business.

INTEGRATION MANAGEMENT OF PERSONNEL AND OPERATIONS RELATING TO OUR PREVIOUS OR FUTURE ACQUISITIONS MAY DISRUPT OUR BUSINESS AND MANAGEMENT.

         We acquired two companies during fiscal year 2000, and we may not be able to successfully assimilate the additional personnel, operations, acquired technology and products into our business. In particular, we will need to assimilate and retain key professional services, sales, engineering and marketing personnel. Key personnel from the acquired companies have in certain instances decided, and they may in the future decide, to pursue other opportunities. In addition, it may be necessary to integrate products of these companies with our technology, and it is uncertain whether we may accomplish this easily or at all. These integration difficulties could disrupt our ongoing business, distract management and employees or increase expenses. Acquisitions are inherently risky, and we may also face unexpected costs, which may adversely affect operating results in any quarter.

         Due to these and other factors, we may not meet expectations of securities analysts or investors with respect to revenues or other operating results of the combined company, which could adversely affect our stock price.

IF WE ACQUIRE ADDITIONAL COMPANIES, PRODUCTS OR TECHNOLOGIES, WE MAY FACE RISKS SIMILAR TO THOSE FACED IN OUR OTHER ACQUISITIONS.

         We may continue to make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we acquire another company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to our other acquisitions. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

WE ARE SUBJECT TO NUMEROUS TAXING AUTHORITIES WHICH COULD LEVY TAX ASSESSMENTS AGAINST US FOR PRIOR YEARS.

         Since some of our subsidiaries operate outside of the U.S., we are subject to the jurisdiction of numerous foreign tax authorities. These tax authorities monitor the income generated in their jurisdictions and regulate various corporate transactions, including intercompany transfers. We cannot assure you that intercompany transfers and various corporate transactions will not be challenged by foreign tax authorities or that such challenges will not harm our business.

TAXES ON TRANSACTIONS ON THE INTERNET BEING CONSIDERED BY THE U.S. AND OTHER JURISDICTIONS COULD SLOW THE GROWTH OF ELECTRONIC COMMERCE AND, THEREFORE, HARM OUR BUSINESS.

         Tax authorities on the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in commerce over the Internet. New U.S. state tax regulations may subject us to additional state sales, income and other taxes. A U.S. federal law has placed a temporary moratorium on certain types of taxation on Internet companies. This moratorium is schedule to expire in August 2001. The moratorium may be extended, but at this time it is unclear whether or under what terms and conditions an extension of the moratorium will take place. If sales, income or other types of taxes over the Internet are imposed, those taxes would likely increase our cost of doing business.

NEW AND EXISTING LAWS COULD EITHER DIRECTLY RESTRICT OUR BUSINESS OR INDIRECTLY AFFECT OUR BUSINESS BY LIMITING THE GROWTH OF INTERNET COMMERCE.

         The adoption of any laws or regulations that restrict our methods of doing business or limit the growth of the Internet could decrease demand for our products and services and increase our cost of doing business. In particular, the U.S. government regulates the export of technology, including encryption technology, which our products incorporate. Export regulations, either in their current form or as may be subsequently enacted, may limit our ability to distribute our software outside the U.S. Any revocation or modification of our export authority or adoption of new laws or regulations relating to the export of software and encryption technology could limit our international operations. The unlawful export of our software could also harm our reputation. Although we take precautions against unlawful export of their software, the global nature of the Internet makes it difficult to effectively control the distribution of software.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

         Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We cannot assure you that our means of protecting our intellectual property rights in the U.S. or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO
RESOLVE.

         We cannot assure you that third parties will not claim that our current or future products and services infringe upon their intellectual property rights. For example, the U.S. Patent and Trademark Office has granted, and may continue to grant, patents for inventions that represent traditional methods of doing business, but adapted for use on the Internet. If a claim of patent infringement by any company were made against us, we would likely incur significant expenses in defending against the claim, which could harm our business. In addition, if a claim of infringement is made against us and we are not successful in defending against the claim, we could be liable for substantial damages. We may also be required to make royalty payments, which could be substantial, to the holder of the patent rights. These events could harm our business and limit our prospects for growth.

         From time to time, other third parties may assert exclusive patent, copyright, trademark and other intellectual property fights to technologies that are important to us. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary fights.

         We are obligated under certain agreements to indemnify other parties and our customers as a result of claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our operating results could be harmed.

WE MAY NOT BE ABLE TO SECURE NECESSARY FUNDING IN THE FUTURE OR MAY ONLY BE ABLE TO DO SO AT TERMS DISADVANTAGEOUS TO US OR OUR CURRENT SHAREHOLDERS.

         We require substantial working capital to fund our business. With the exception of two consecutive quarters of profitability in the six months ended June 30, 2000, we have had significant operating losses and negative cash flow from operations since inception and expect that this may continue in the future. Our capital requirements depend on several factors, including the rate of market acceptance of our products and services, the ability to expand our customer base, our ability to control costs and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution or such equity securities may have rights, preferences or privileges senior to those of the holders of our bearer ordinary shares and ADSs. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop new or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

CONCENTRATION OF OWNERSHIP OF OUR BEARER ORDINARY SHARES AND ADSs MAY LIMIT THE VALUE OF OUR BEARER ORDINARY SHARES AND ADSs.

         Stephan Schambach, our Chief Executive Officer, is not currently a direct shareholder of INTERSHOP AG. However, both he and Burgess Jamieson hold shares in U.S., Inc. which may be converted into the bearer ordinary shares of INTERSHOP AG. In the event that all shares in U.S., Inc. were converted into our bearer ordinary shares, Mr. Schambach would own approximately 12.30% of our capital stock and Messrs. Schambach and Jamieson together would own approximately 13.42% of our capital stock. In this event, Messrs. Schambach and Jamieson, along with other members of our supervisory board, management board and executive officers, would own approximately 25.59% of our capital stock. As a result, this group of shareholders will be able to exercise significant influence over all matters requiring shareholder approval, If some or all of this group of shareholders choose to act or vote together, they will have the power to control matters requiring shareholder approval, including supervisory board elections, amendments to our articles of association and approval of significant corporate transactions like mergers or sales of all of our assets. This concentration of ownership may have the effect of discouraging third parties from making a tender offer or bid to acquire us at a price per share that is above the then-current market price and thereby limit the value of the bearer ordinary shares or ADSs to you.

WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND COULD BE FORCED TO PAY DAMAGES ON THOSE CLAIMS.

         Software products as complex as ours may contain undetected errors or defects when first introduced or when new versions are released. Customers or third parties might detect other errors once they have started using our software. They might also use our software for purposes for which it was not intended. Our license agreements with customers and distribution partners often contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our contracts often limit the amounts recoverable by others for damages to the amounts paid to us by the customer for the product or service which gives rise to the claim. Although we have been subject to no such claims as of the date of this prospectus, the continued sale and support of our products may result in our being subject to those claims. However, customers who bring liability claims may seek damages beyond the scope of these contracts and subject us to losses which may not be covered by our product liability insurance. If we were required to pay those damages, our operating margins would be reduced.

CERTAIN ANTITAKEOVER PROVISIONS UNDER GERMAN LAW AND IN OUR ARTICLES OF ASSOCIATION MAY DISCOURAGE ACQUISITIONS OF US THAT MAY BE BENEFICIAL TO YOU.

         We are subject to the Takeover Code of the Exchange Expert Commission of the German Federal Ministry of Finance. These provisions, along with the provisions of our articles of association, may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management. As a result, transactions that would award you a premium for your bearer ordinary shares or ADSs over the current market prices may not be completed. In addition, these provisions may limit your ability to approve transactions that you believe to be in your best interest.

OUR RESULTS OF OPERATIONS MAY BE HARMED BY THE OUTCOME OF ONE OR MORE PENDING LEGAL MATTERS.

         INTERSHOP AG is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations. Currently, we are involved in the following legal matters:

         - At the beginning of 2001, several securities class action lawsuits were filed in the U.S. against INTERSHOP AG, our management board members and certain other officers and the underwriters of our September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The complaints seek an unspecified amount of damages.

         - The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel - BAWe) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of INTERSHOP AG's Preliminary results for 2000. BAWe has handed this case over to the public prosecutor in Hamburg and the prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May of 2001. We are cooperating with these investigations and, to our knowledge, have never previously been the subject of such investigations.

         - In January 2001, a U.S. company filed a suit in federal district court in Delaware against U.S., Inc., claiming violation of certain patent rights. The complaint seeks compensation for damages based on the alleged patent infringements.

RISING ENERGY COSTS AND POWER SYSTEM SHORTAGES IN CALIFORNIA MAY RESULT IN INCREASED OPERATING EXPENSES, REDUCED NET INCOME AND HARM TO OUR OPERATIONS DUE TO POWER LOSS.

         California is currently experiencing an energy crisis and has recently experienced significant power shortages. As a result, energy costs in California, including natural gas and electricity, may rise significantly over the next several months relative to the rest of the U.S. Because our principal operating facilities are located in California, our operating expenses may increase significantly if this trend continues. In addition, a sustained or frequent power failure could disrupt our operations and the operations of our third party service providers, which would limit our ability to provide our products and services to our customers, harming our customer relationships, and having an adverse effect on our operating results.

THE PRICE OF YOUR ADSs MAY FLUCTUATE DRAMATICALLY AND YOUR INVESTMENT IN OUR ADSS COULD SUFFER A DECLINE IN VALUE.

         The worldwide equity markets in recent years, and in particular the market for Internet stocks, have experienced extreme price and volume fluctuations. This market volatility affects the market prices of the stock of many high technology and Internet companies and is often unrelated or disproportionate to the operating performance of these companies. In addition, negative changes in financial estimates of our performance by securities analysts could cause volatility in the price of our ADSs. These fluctuations, as well as general economic and market conditions, may negatively affect the market price for our bearer ordinary shares and ADSs without regard to any changes in our results of operations or financial condition.

         The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

         -    quarterly variations in operating results;

         -    announcements of technological innovations;

         - announcements of new software or services by us or our competitors;

         -    changes in financial estimates by securities analysts; or

         -    other events or factors that are beyond our control.

FUTURE SALES OF OUR SHARES MAY CAUSE OUR SHARE PRICES TO DECLINE.

         If our shareholders sell substantial amounts of our bearer ordinary shares, including any bearer ordinary shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of our ADSs could fall. In addition, these sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE BUSINESS

         INTERSHOP AG is the successor to both Intershop Communications, Inc. ("U.S., Inc.") and Intershop Communications GmbH ("GmbH"). GmbH was originally founded in 1992 as "NetConsult Computersysteme GmbH," a German limited liability company, later re-named "NetConsult Communications GmbH." In March 1996, NetConsult Communications GmbH established a wholly owned subsidiary, NetConsult Communications, Inc., a Delaware corporation. These companies were subsequently re-named "Intershop Communications GmbH" and "Intershop Communications, Inc.," respectively.

         In December 1996, U.S., Inc. entered into a share exchange agreement with GmbH to acquire 100% of GmbH's outstanding shares. The holders of GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (worth approximately E1.1 million) and capital (worth approximately E200,000) in GmbH, totaling approximately E1.3 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of GmbH and our other subsidiaries.

         On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348 shares, into 61,729,050 shares of INTERSHOP AG. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of the INTERSHOP AG, with INTERSHOP AG holding 79.26% of U.S., Inc. Two stockholders, including Stephan Schambach, our founder and Chief Executive Officer, and Burgess Jamieson did not contribute all of their shares of U.S., Inc. due to certain tax considerations. As at December 31, 2000, we held 82.5% of U.S., Inc.'s outstanding common stock and Messrs. Schambach and Jamieson held 16.0% and 1.5%, respectively, of U.S., Inc.'s outstanding common stock. These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in INTERSHOP AG at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in INTERSHOP AG given the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that they are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid-in capital in the our consolidated financial statements. Conversions of U.S., Inc. shares to INTERSHOP AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid-in capital. During the year ended December 31, 1999, Messrs. Schambach and Jamieson converted 744,500 common shares of U.S., Inc. into 2,233,500 shares of INTERSHOP AG. During the year ended December 31, 2000, these stockholders converted 93,333 common shares of U.S., Inc. into 280,000 shares of the INTERSHOP AG. As of December 31, 2000,
Mr. Schambach did not hold any shares of INTERSHOP AG and therefore was not a direct shareholder of our Company. As at December 31, 2000, Messrs. Schambach and Jamieson held 4,548,167 shares in U.S., Inc., and these shares are convertible into 13,644,500 shares of INTERSHOP AG at any time. If Messrs. Schambach and Jamieson converted their remaining shares on December 31, 2000, they would have owned approximately 13.4% of INTERSHOP AG.

         In July 2000, we acquired Owis GmbH of Ilmenau, Germany, a company specializing in the development of tools for object-oriented software engineering. Through this acquisition, we gained 90 employees, 70 of whom are software engineers with specialized skills and project experience in the field of object-oriented software engineering. The purchase price of approximately E4.9 million was paid half in cash and half in shares of INTERSHOP AG. In December 2000, we also acquired 100% of Subotnic GmbH, a specialist developer of content management software headquartered in Berlin. The purchase price of approximately E20.3 million was paid in shares of INTERSHOP AG. In December 2000, Subotnic was merged with Intershop Software Entwicklungs GmbH and integrated into the product development group.

                           DESCRIPTION OF THE BUSINESS

OVERVIEW

         INTERSHOP AG is a global provider of e-business software solutions, with operations in the U.S., Asia and Europe. We offer software solutions that enable businesses to sell their products and services over the Internet.

We target both businesses that sell their own products and services online, and businesses such as ASPs and online marketplaces (i.e. companies that sell and/or lease software solutions and services). Our software provides both basic electronic commerce functionality and advanced features, including intelligent merchandising capabilities, workflow processing and seamless channel integration. Our products are designed to support a wide range of business models, from basic business-to-consumer and business-to-business models to more advanced business models, including online marketplaces. With the recent unveiling of our enterprise industry and cross-industry business solutions, we enable global enterprises to optimize profit margins and strengthen key business relationships. Our industry-specific solutions are designed to meet the e-business needs of certain vertical markets - markets in which we have successful, established customers, including automotive, high-tech and engineering, retail and consumer packaged goods. Our products allow us to serve not only our customers' electronic commerce needs today, but will also provide a seamless upgrade path to allow them to engage in the emerging electronic commerce business models of tomorrow. In addition, our software works in conjunction with a company's existing technology infrastructure, enabling transactions between suppliers, distributors and customers. Our software provides our customers with the following features and benefits:

INTERSHOP AG BUSINESS CONCEPTS

         Our key business concepts are:

         -    We offer a solution for any commerce model;

         -    We have an e-business platform plus packaged components; and

         -    We offer solution bundles for key vertical markets.

         SOLUTIONS FOR ANY COMMERCE MODEL

         Ultimately, INTERSHOP AG allows organizations to extend their enterprises to involve customers, suppliers, partners, distributors, marketplaces, financial services partners, insurers -- anyone that might play a role in the organization's business processes.

         While it is important to extend the enterprise to enable one business to work with another, the real value comes from interconnectedness of several businesses. An organization using our solution can link multiple parties, even if these partners are not using our solution.

CATEGORY                  BUSINESS MODEL                                  DESCRIPTION
--------                  --------------                                  -----------
Sell direct          Sell direct to consumers       Selling products and services to consumers via online
                                                    storefront

                     Sell direct to businesses      Selling products and services to other businesses via
                                                    online electronic commerce site

Sell indirect        Affiliate selling              Supporting the ability to seamlessly and automatically sell via portals and affiliate sites

                     Electronic commerce enabled    Sponsoring online e-commerce communities for
                     channel                        brick-and-mortar distribution channel partners,
                                                    enabling them to engage in electronic commerce while
                                                    reducing channel conflict with existing vendors

                     Selling on marketplaces        Supporting the ability to seamlessly and automatically sell via online marketplaces and business-to-business portals

Enable merchants     Store hosting                  Supporting the hosting of a large number of electronic
                                                    commerce sites from a central location

                     Application hosting            Supporting high-end electronic commerce outsourcing
                                                    functionality, including integration with sophisticated
                                                    business systems, such as electronic resource planning
                                                    and enterprise financials

Enable
 marketplaces        Aggregation                    Supporting an online marketplace by aggregating
                                                    products from a large number of sellers onto a
                                                    single marketplace

                     Auction                        Enabling an online marketplace with auction pricing
                                                    functionality

                     Procurement                    Supplying functionality specific to procurement, such as
                                                    organizational approvals

                     Exchange                       Enabling an online marketplace with bid/ask pricing
                                                    functionality

                     Commerce Community             Supporting the hosting of a community of related
                                                    electronic commerce sites from a central location with
                                                    community features, such as shared shopping baskets

         SOLID E-BUSINESS PLATFORM PLUS PACKAGED COMPONENTS

         INTERSHOP AG's approach with our Enfinity product is to provide a scalable and flexible e-business platform, combined with packaged components that simplify application development and implementation easier. Our scalable platform positions our solution against infrastructure players such as BEA Systems, Art Technology Group, and IBM. Our packaged components positions our solution against e-commerce application vendors such as Blue Martini and Broadvision.

         SOLUTION BUNDLES FOR KEY VERTICAL MARKETS

         INTERSHOP AG's industry-specific solutions are designed to meet the e-business needs of certain vertical markets - markets in which we have successful, established customers, including automotive, high-tech and engineering, retail and consumer packaged goods. Our solutions focus on the weaknesses of suppliers and specific vertical industries. We have developed the vertical expertise and deep understanding of specific industries and their applications, and have built its solution bundles with these unique requirements in mind.

PRODUCTS AND SERVICES

         INTERSHOP AG provides a comprehensive array of software products and related services. Our products enable businesses that sell their own products and services online to run their own electronic commerce sites and sell in new and innovative ways, such as through marketplaces and online portals. Further, our products allow ASPs and online marketplaces to facilitate online selling by hosting sites for other businesses and by developing online marketplaces, which bring buyers and sellers together in a virtual environment. We supplement our products with consulting and customer services throughout the process of implementation and ongoing maintenance.

         Products

         Our products are designed to work individually or in conjunction with one another in order to address customers' specific needs and particular business model. The table below provides additional details on our products:

PRODUCT                      DESCRIPTION                   BUSINESS MODELS SUPPORTED         TARGET CUSTOMER
-------                      -----------                   -------------------------         ---------------
Enfinity         An advanced e-business platform,          -    Sell direct                Large enterprises
                 developed to meet the diverse needs       -    Sell indirect              Online marketplaces
                 of global enterprises, whether            -    Enable marketplaces        Internet retail companies
                 for a dynamic direct-to-customer
                 e-business site or a more complex,
                 multi-channel solution

Merchant         Sophisticated sites for small- to         -    Enable merchants           ASPs
                 medium-sized businesses hosted            -    Sell indirect
                 on individuals' servers

Hosting          Sophisticated sites for small- to         -    Enable merchants           ASPs
                 medium-sized businesses that              -    Sell indirect
                 share a single server

ePages           Entry-level storefronts for               -    Enable merchants           ASPs
                 small businesses                          -    Sell indirect

         Our products include key components from third-party software vendors, including database software, application servers and search engines. In most cases, the software supplier has the right to terminate its supplier agreement in the event we materially breach the license agreement.

         Services

         We support our software products with a full set of services, including consulting services, customer support and training. We provide these services directly and through a network of more than 600 affiliated service providers. The table below details the services we provide:

SERVICE                                       PRINCIPAL ATTRIBUTES
-------                                       --------------------
Technical support
  packages                      Variety of technical support packages such as
                                "per incident" and annual support contracts which
                                include free upgrades and limitless inquiries

Training and product education Comprehensive series of classes to provide the knowledge and skills to successfully deploy, use and maintain our products and solutions

Consulting services             Assessment of electronic commerce business models,
                                marketing plans and technical needs

Software development            Deployment of technology into customer systems and
                                integration into existing enterprise resource planning
                                and infrastructure systems

Outsourced project management   Evaluation, execution, testing and roll-out of projects

SALES AND MARKETING

         Sales

         INTERSHOP AG sells its products through a network of worldwide sales and distribution offices located in North America, Europe, Asia and Australia. We sell directly through an internal sales force and we also sell indirectly through a network of more than 600 channel partners worldwide. Our partner programs cover the complete enabling cycle of a project (market, sell, integrate, implement & maintain). We are committed to our channel partners and have dedicated employees within all project-related functions (marketing, sales, consulting, support, training, R&D) to keep our partners informed, involved and provided with the necessary knowledge and tools to implement world-class e-business solutions. The majority of our software license sales are influenced by our channel partners and delivered by one of these channel partners. We intend to continue to increase both our direct and indirect sales channels.


         Marketing

         Our marketing efforts include identifying appropriate target customers for our products, building appropriate sales and distribution channels to get our products to those customers, promoting and advertising our products in order to create brand awareness among those customers, and pricing our products so that they are consistent with customer expectations. Within the enterprise market, we target the key business decision makers, including the chief executive officer, vice-president of marketing, vice-president of sales, line of business owners, chief information officer and directors of electronic commerce. Within the ASP market, we target product managers and product line managers responsible for the electronic commerce line of business.

RESEARCH AND DEVELOPMENT

         Our research and development organization has eight teams which share information amongst themselves in order to more efficiently resolve a similar problem and provide comprehensive solutions. Our product development activities are conducted in large part through our operations in Jena, Germany, but are coordinated closely with our product management resources located in San Francisco, California.

         Our software and Internet applications development teams include a number of key employees who have developed Internet applications and services and have extensive experience with Java programming. Our research and development team is working with the leading technologies and standards, including XML, Enterprise Java Beans, Java Server Pages and LDAP, to help ensure our software applications are compatible with the newest electronic commerce technology.

         In developing updates of our standard software to meet our customers' needs, we take into account experience gathered in our support to our existing customers. In addition, the research and development groups in Jena, Germany focus on the continuous development of existing products, as well as development of next generation products, by anticipating the upcoming demands for electronic commerce software. Following the development stage, enhancements to the existing products and the next generation products are tested by a separate group of programmers with expertise and experience in locating defects and "bugs."

         We expect that most of our enhancements to existing and future products will be developed internally. However, we currently license certain externally-developed technologies and will continue to evaluate externally-developed technologies to integrate with our solutions. These externally developed technologies, if suffering from defects, quality issues or the lack of product functionality required to make our solutions successful in the marketplace, may seriously impact and harm our business.

INTELLECTUAL PROPERTY AND OTHER RIGHTS

         We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets and patent, copyright and trademark laws.

         We license rather than sell our products and require our customers to enter into license agreements, which impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have several U.S. and EEC patent applications pending.

         "INTERSHOP" is a registered trademark in the U.S. and Germany. We also hold trademarks in several other jurisdictions. In addition, "INTERSHOP" and the INTERSHOP logo are registered as trademarks in other foreign countries. We also have filed applications to register these trademarks in several countries. We have filed trademark applications in the U.S. for "Creating the Digital Economy." The above mentioned trademark applications are subject to review by the applicable governmental authority, may be opposed by private parties and may not issue.

         In 1998, we entered into a settlement agreement with the Swiss company INTERSHOP Holding AG which limits our use of the name "INTERSHOP" as part of our business name and of our various trademarks and product names. We do not consider these restrictions to have a material adverse effect on our present and future business activities. The restrictions are designed to avoid confusion of the Swiss company with INTERSHOP AG. In particular, as part of the settlement arrangement, we may not set up operations in Switzerland using "INTERSHOP" as a business name or as part of a business name, nor use "INTERSHOP" as a formal business name without an addition such as "Communications."

EMPLOYEES

         As at December 31, 2000, we had a total of 1,218 employees, including 243 in research and development, 385 in sales and marketing, 380 in customer support, professional services and training and 210 in administration and finance. Of these employees, 256 were located in the U.S. and 962 were located outside the U.S. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

GOVERNMENTAL REGULATION

         The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. We must comply with new regulations in both Europe and the U.S., as well as any regulations adopted by other countries where we do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad, as well as new laws governing the taxation of electronic commerce.

         Our software products are sold by U.S., Inc. and by its subsidiaries. The software products currently sold and distributed by U.S., Inc. do not contain any encryption technology which is subject to U.S., German or European Union export controls. However, this may change in the future. Export controls either in their current form or as may be subsequently enacted, may delay the introduction of new products or limit our ability to distribute products outside of the U.S. or electronically. While we intend to take precautions against unlawful exportation, the global nature of the Internet makes it difficult to effectively control the distribution of our products. In addition, governmental legislation or regulation may further limit levels of encryption or authentication technology. Further, various countries regulate the import of certain encryption technology and have adopted laws relating to personal privacy issues which could limit our ability to distribute products in those countries.

                     ORGANIZATIONAL STRUCTURE OF OUR COMPANY

         INTERSHOP AG is a holding company that directly and indirectly owns 13 subsidiaries that conduct all of our business worldwide. We were incorporated in our current form under German law on April 23, 1998. Our original predecessor company, which was founded in 1992 as NetConsult Computersysteme GmbH, is now called Intershop Communications GmbH and is currently one of our subsidiaries. The following table lists our significant subsidiaries:


SUBSIDIARY                                                               OWNERSHIP %
----------                                                               -----------
Intershop Communications, Inc., San Francisco, U.S.                          82.5
Intershop Communications GmbH, Jena                                           100
Intershop Software Entwicklungs GmbH, Jena                                    100
Intershop Communications Ventures GmbH, Hamburg                               100
Intershop (U.K.) Ltd., London, United Kingdom                                 100
Intershop Communications S.a.r.l., Paris, France                              100
Intershop Communications AB, Stockholm, Sweden                                100
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China                 100
Intershop Communications Singapore Pte. Ltd., Singapore                       100
Intershop Communications Australia Pte Ltd., Sydney, Australia                100
Intershop Communications Taiwan Co. Ltd., Taipei, Taiwan                      100
Intershop Communications Korea Co. Ltd., Seoul, Korea                         100
Intershop Communications K.K., Tokyo, Japan                                   100

                         PROPERTY, PLANTS AND EQUIPMENT

         All of our facilities in the U.S. and Europe are leased from third parties. Our principal U.S. sales, marketing, customer service and administrative office occupies approximately 39,522 square feet in San Francisco, California. Our principal European sales, marketing and administrative office occupies approximately 11,366 square feet in Hamburg, Germany and our principal research, development and European customer support offices occupy approximately 12,873 square feet in Jena, Germany. We also maintain professional services operations which occupy approximately 3,400 square feet in Stuttgart, Germany and 5,800 square feet on Long Island, New York. In addition, we also lease sales and support offices in the metropolitan areas of Boston, Chicago, Seoul, Hong Kong, London, New York, Paris, Stockholm, Sydney and Dubai.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

         INTERSHOP AG is a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. Our products can be integrated with existing business systems to allow our customers to sell goods and services over the Internet without replacing their existing business systems. The merchandising capabilities of our products, such as customer profiling and cross-selling, help our customers to increase their sales revenues. We also provide professional services for our customers to assist in the installation and ongoing maintenance of our software applications. We began marketing electronic commerce software in 1992 in Jena, Germany and introduced our current product line in March 1998 and derive most of our revenues through licensing of our software products.

         We have previously prepared and reported our consolidated financial statements in Deutsche marks. With the introduction of the euro on January 1, 1999, we elected to present the accompanying consolidated financial statements in euros. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euros using the Deutsche mark/euro exchange rate as at January 1, 1999 of euro 1 = DM 1.95583. Our restated euro financial statements depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in currency other than Deutsche marks.

SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

         To date, we have generated revenues principally from the sale of licenses of our software products and by providing related professional services including consulting, implementation, technical support, maintenance and training. We generally license our products to customers on a "right to use" basis pursuant to a perpetual license. Our license agreements are generally in the same standard form, although each license may be individually negotiated and may contain variations. Our licenses are generally non-transferable or, if transferable, any transfer is subject to our reasonable approval. The standard end-user license agreement provides for an initial license fee based on the number and types of electronic commerce sites or computers involved. Additional license fees are charged when the number of electronic commerce sites or servers exceeds the number covered by the initial license fee.

         We recognize product license revenues when all of the following conditions are met:

         -    we have a non-cancelable license agreement with the customer;

         -    we have delivered the software product to the customer;

         - the amount of fees to be paid by the customer is fixed or determinable; and

         -    the collection of these fees is probable.

         In instances where we provide services that significantly alter the features and functionality of our software, we recognize the license and related service revenues based on the percentage of completion as our work progresses.

         Our remaining revenues are primarily attributable to service revenues, which include revenues generated from consulting, customer support and training activities. Customers may purchase implementation services from us, but we expect to rely increasingly on third-party consulting entities to deliver these services directly to our customers.

         We bill professional services either on a time-and-materials basis or on a fixed-price basis. We recognize professional services fees billed on a time-and-materials basis as the services are performed. We recognize professional services fees on fixed-price arrangements as our work progresses, based on our estimate of the work completed.

         We also enter into support agreements with customers in which we agree to provide technical support and software updates. We recognize revenues from these agreements as service revenues over the term of the agreement, which is typically one year.

         The costs associated with our license revenues include royalty payments to third parties for integrated technology, the costs of manuals and product documentation, production media used to deliver our products and shipping costs, including the costs associated with the electronic transmission of software to new customers. Our costs of maintenance and service revenues includes salaries and related expenses for our customer support, implementation and training services organizations, costs of third parties contracted to provide consulting services to customers and an allocation of our facilities, communications and depreciation expenses.

         Our operating expenses are classified according to the nature of the expenditure. The three general categories are: (1) research and development,
(2) sales and marketing and (3) general and administrative. Costs for overhead and facilities are allocated based on a headcount and applied against each category that uses the overhead and facilities services.

         Although revenues increased in each of the past three years, we incurred significant costs to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administrative departments. As a result, with the exception of the two quarterly periods ended March 31, 2000 and June 30, 2000, we incurred significant losses for the past four years, and for the year ended December 31, 2000, had an accumulated deficit of E84.3 million. We intend to continue to invest in sales, marketing and research and development. We therefore expect to incur operating losses in the future.

         Our limited operating history makes predicting future operating results very difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of our future performance. Although we have experienced significant percentage growth in revenues in recent periods, we do not believe that prior growth rates are sustainable or indicative of future operating results. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties.

FISCAL YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

REVENUES

         Licenses. License revenues were E11.3 million in fiscal 1998, E29.5 million in fiscal 1999 and E74.1 million in fiscal 2000, representing increases of 161% from fiscal 1998 to fiscal 1999 and 151% from fiscal 1999 to fiscal 2000. The increase in license revenues from fiscal 1998 to fiscal 1999 is attributable to increased sales to new customers. The increase in license revenues from fiscal 1999 to fiscal 2000 is attributable to the introduction of our Enfinity product and our geographic expansion.

         Service, maintenance and other revenues. Service, maintenance and other revenues were E6.6 million for fiscal 1998, E16.7 million for fiscal 1999 and E48.9 million for fiscal 2000, representing increases of 153% from fiscal 1998 to fiscal 1999 and 193% from fiscal 1999 to fiscal 2000. Service revenues from professional services consulting fees were E5.6 million for fiscal 1998, E11.3 million for fiscal 1999 and E35.8 million for fiscal 2000. Service revenues from software maintenance and support agreements were E0.7 million for fiscal 1998, E4.0 million for fiscal 1999 and E8.1 million for fiscal 2000. Other revenues were E0.3 million for fiscal 1998, E1.4 million for fiscal 1999 and E5.1 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 in service, maintenance and other revenues are primarily attributable to the increased licensing activity described above, which has resulted in increased revenues from customer implementations and maintenance contracts.

         Revenues by Region. Europe contributed revenue totaling E11.97 million for fiscal 1998, E27.9 million for fiscal 1999 and E75.5 million for fiscal 2000 representing 67%, 60% and 61% of global revenues, respectively. The decrease in the European to global revenue ratio from fiscal 1998 to fiscal 1999 was attributable to the expansion of our sales and marketing presence in the U.S. The increase in the European to global revenue ratio from fiscal 1999 to fiscal 2000 was attributable to the overall decline in the U.S. and Asian economies, particularly during the end of fiscal 2000. Asia contributed revenue totaling E7.9 million for fiscal 2000 representing 7% of global revenues despite a slowdown in the market for e-business solutions in the final quarter of the year. Fiscal 2000 was our first full year of operations in Asia after entering the market in the fall of 1999. The U.S. contributed revenue totaling E5.9 million for fiscal 1998, E18.4 million for fiscal 1999 and E39.6 million for fiscal 2000 representing 33%, 40% and 32% of global revenues, respectively. The increase in the U.S. to global revenue ratio from fiscal 1998 to fiscal 1999 was attributable to the expansion of our sales and marketing presence in the U.S. The decrease in the U.S. to global revenue ratio from fiscal 1999 to fiscal 2000 was attributable to the overall decline in the U.S. economy, particularly during the end of fiscal 2000. Towards the end of fiscal 2000, our U.S. business was hit by a reluctance of many companies to make IT investments in view of the worsening overall economic outlook, coupled with our weaker market penetration compared to our U.S. competitors. As a result, revenues in the U.S. were considerably lower than planned in fiscal 2000.

COST OF REVENUES

         Licenses. Cost of revenues includes product license costs which include royalties to third party software vendors for software embedded in our product suite, as well as documentation and other informational media associated with our products. Cost of license revenues was E1.7 million for fiscal 1998, E4.8 million for fiscal 1999 and E5.3 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to the increases in royalties paid to third parties from the increase in license revenues.

         Service, maintenance and other revenues. Cost of service, maintenance and other revenues include salary and other related costs for our professional services and support staff, as well as third party contractor expenses. Total headcount in our professional services, training and support departments was 104 at December 31, 1998, 175 at December 31, 1999 and 380 at December 31, 2000. Cost of service, maintenance and other revenues was E3.8 million for fiscal 1998, E8.5 million for fiscal 1999 and E43.4 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to increases in the number of employees providing implementation, training and technical support services.

GROSS PROFIT

         Gross profit was E12.4 million for fiscal 1998, E33.0 million for fiscal 1999 and E74.2 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to the growth in our customer base as well as the increase in license sales from the introduction of our Enfinity product.

         Gross margin percentages are impacted by product mix and variable labor costs. Fixed costs and variable material costs have a minimal impact on gross margin. Gross margins on service, maintenance and other revenues was 43%, 49% and 11% in fiscal 1998, fiscal 1999 and fiscal 2000, respectively. The increase in gross margin from fiscal 1998 to fiscal 1999 is attributable to higher utilization rates in our consulting services. The decrease in gross margin from fiscal 1999 to fiscal 2000 is attributable to lower utilization rates and greater overhead expenses within our consulting services.

OPERATING EXPENSES

         Research and development. Research and development expenses were E4.4 million for fiscal 1998, E7.1 million for fiscal 1999 and E10.2 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to increases in the number of research and development personnel. Total headcount in our research and development department was 51 at December 31, 1998, 112 at December 31, 1999 and 243 at December 31, 2000. As a percentage of total revenue, research and development expenses were 24.4%, 15.4% and 8.3% of total revenue in fiscal years 1998, 1999 and 2000, respectively. The declines in the research and development expense to total revenue ratio from both fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to faster rate of growth of total revenue compared to the growth in research and development expenses.

         Sales and marketing. Sales and marketing expenses were E18.4 million for fiscal 1998, E34.8 million for fiscal 1999 and E75.7 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to the increase in number of sales and marketing employees and the increase in marketing program expenses. Total headcount in our marketing department was 44 at December 31, 1998, 78 at December 31, 1999 and 118 at December 31, 2000. Marketing expense were E3.8 million for fiscal 1998, E13.2 million for fiscal 1999 and E31.1 million for fiscal 2000. As a percentage of total revenue, sales and marketing expenses were 102.7%, 75% and 61.5% of total revenue in fiscal 1998, 1999 and 2000, respectively. The declines in the sales and marketing expense to total revenue ratio from both fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to the faster rate of growth of total revenue compared to the growth in sales and marketing expenses.

        General and administrative. General and administrative expenses were E6.7 million for fiscal 1998, E11.2 million for fiscal 1999 and E27.6 million for fiscal 2000. The increases both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to the increase in the number of administrative personnel. The number of administrative personnel was 49 at December 31, 1998, 78 at December 31, 1999 and 210 at December 31, 2000. We believe that general and administrative costs should not increase as we are now able to realize economies of scale within the organization. As a percentage of total revenue, general and administrative expenses were 37.6%, 24% and 22% of total revenue in fiscal 1998, 1999 and 2000, respectively. The declines in the general administration expense to total revenue ratio both from fiscal 1998 to fiscal 1999 and from fiscal 1999 to fiscal 2000 are attributable to the faster rate of growth of total revenue compared to the growth in general and administrative expenses.

OTHER INCOME (EXPENSE), NET

        Other income (expense), net consists of interest income, interest expense and other non-operating expenses. Other income, net was E1.7 million for fiscal 1998, E1.7 million for fiscal 1999 and E1.8 million for fiscal 2000. Included in other income (expense), net are employment-related German government subsidies. We are under no obligation to repay any amounts subsidized by the German government for employment related expenses and we do not expect ever to repay such subsidies.

PROVISION FOR INCOME TAXES

        From inception through December 31, 2000, we incurred net losses for U.S. federal and state tax purposes and have not recognized any tax provision or benefit. Given our losses incurred and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset. See Note 11 of the Notes to our consolidated financial statements included elsewhere in this report for a description of the components of the deferred income tax asset.

LIQUIDITY AND CAPITAL RESOURCES

        Since our inception in April 1998, we have financed our operations through private placements of preferred stock and bridge loans from investors as well as funds raised from our initial public offering in Germany in July 1998 and a public offering of American Depositary Shares in the U.S. in September 2000. As at December 31, 2000, we had E111.6 million in cash, cash equivalents and marketable securities and E121.1 million in working capital. Based on our strong cash position and the restructuring efforts both implemented and proposed to reduce operating expenses and increase organizational effectiveness, management believes that the capital resources on hand are sufficient to fund us through to profitability.

        Net cash used in operating activities was E21.0 million in fiscal 1998, E24.4 million in fiscal 1999 and E41.9 million in fiscal 2000. Net cash flows used in operating activities in fiscal 1998, fiscal 1999 and in fiscal 2000 reflect net losses and, to a lesser extent, the increase in accounts receivable from increased revenues.

        Net cash used in investing activities was E3.8 million in fiscal 1998, E7.5 million in fiscal 1999 and E49.4 million in fiscal 2000. Cash used in investing activities primarily reflects purchases of property and equipment in each period and the purchase of marketable securities in fiscal 2000. Additionally, the increase in fiscal 2000 can be attributed to the E3.036 million cash used in the acquisition of Owis GmbH.

        Net cash provided by financing activities was E52.7 million in fiscal 1998, E9.8 million in fiscal 1999 and E161.8 million in fiscal 2000. In fiscal 1998, these cash flows reflect primarily the proceeds from the public sale of common stock of E52.1 million in July 1998. In fiscal 1999, financing cash flows were primarily proceeds from a loan from a shareholder for E7.0 million. In fiscal 2000, financing cash flows were primarily proceeds from the sale of common stock of E112.0 million in September 2000.

        Capital expenditures, net of capital leases, were E3.3 million in fiscal 1998, E3.6 million in fiscal 1999 and E20.6 million in fiscal 2000. Our capital expenditures consisted of purchases of resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. We expect that our capital expenditures will decline in fiscal 2001. Since our inception, we have generally funded capital expenditures either through the use of working capital or with capital leases.

        During fiscal 2000, we experienced a significant growth in our operating expenses, in particular an increase of E3.1 million from fiscal 1999 to fiscal 2000 in research and development and an increase of E41 million from fiscal 1999 to fiscal 2000 in sales and marketing expenses. As a result, we anticipate that operating expenses will constitute a material use of our cash resources. We believe that our current resources will be sufficient to meet our near-term working capital and operating resource expenditure requirements.

        Future operating lease commitments include facilities and certain furniture and equipment under operating leases. As at December 31, 2000, the future minimum annual lease payments are as follows:

      Year Ended December 31               Minimum annual lease payment (in euros)
      ----------------------               ---------------------------------------
               2001                                     9.520 million
               2002                                     9.108 million
               2003                                     7.793 million
               2004                                     6.849 million
               2005                                     6.875 million
         Subsequent years                              29.306 million
               Total                                   69.451 million

        Total deferred revenue was E6.807 million in 1998, E8.763 million in 1999 and E6.976 million in 2000. The increase in deferred revenue from fiscal 1998 to fiscal 1999 is attributable to an increase in the number of support maintenance contracts. The decline in deferred revenue from fiscal 1999 to fiscal 2000 is largely attributable to a license agreement for E10 million in which fees were received in cash in June 1997. Revenues from this agreement were deferred and recognized as revenue over a three year period ending in fiscal 2000. E3.4 million, E4.2 million and E2.4 million revenue were recognized in fiscal years 1998, 1999 and 2000, respectively.

        Allowance for doubtful accounts were E0.443 million in fiscal 1998, E1.614 million in fiscal 1999 and E5.181 million in fiscal 2000. The increase in doubtful accounts over this period is attributable to the increase in gross trade accounts receivables of E6.329 million in 1998, E24.947 million in 1999 and E42.165 million in 2000. In addition, the increase in the allowance for doubtful accounts from fiscal 1999 to fiscal 2000 is attributable to collection difficulties with the trade receivables from dot com customers who faced cash flow problems and reductions in capital funding in late 2000.

        Goodwill resulting from the acquisitions of Owis Software GmbH in July 2000 and Subotnic GmbH in December 2000 combined to total E25.428 million in fiscal 2000. The goodwill arising from these transactions will be depreciated over a three period. In fiscal 2000, E1.477 million in amortization of acquired intangible assets was recorded. Through the acquisitions of Owis and Subotnic, we gained 137 employees. These companies were both early stage software development companies with negligible revenues. As a result, the following unaudited pro forma financial present results as if the acquisitions had occurred at the beginning of the respective fiscal periods. These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the purchases been in effect at the beginning of the respective periods.

                                                           1999 (unaudited)         2000 (unaudited)
                                                           ----------------         ----------------
               Pro forma total revenue                     E  47.776 million       E 123.090 million
                  Pro forma net loss                       E(28.258) million       E(48.801) million
     Pro forma net loss per share - basic/diluted          E           (0.35)      E           (0.58)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statements No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 in our case). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable, (b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. We have no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on the current financial condition or results of our operations.

MARKET RISK

        The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the Risk Factors under Item 3 of this Annual Report.

INTEREST RATE RISK

        As at December 31, 2000, we had cash, cash equivalents and marketable securities valued at approximately E111.6 million which consists of cash and highly liquid short-term investments with original maturities of three months or less from the date of purchase. These investments may be subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2000 would cause the fair value of these short-term investments to change by an immaterial amount. Declines in interest rates over time will, however, reduce our interest income.

FOREIGN CURRENCY EXCHANGE RATE RISK

        A significant portion of our business is conducted in currencies other than the euro. Our international sales are primarily made through our subsidiaries in their respective regions and are generally denominated in the local currency. Expenses incurred by our subsidiaries are also denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenues and operating income denominated in that currency. In general, appreciation of the euro relative to another currency in which we earn revenue has an adverse effect on euro-denominated revenues and operating income, while depreciation of the euro against such other currency has a positive effect on euro-denominated revenues and operating income. The principal non-euro currencies in which our subsidiaries conduct business and are subject to the risks described above are the U.S. dollar and the British pound sterling.

EQUITY PRICE RISK

        We have limited investments in both privately- and publicly-held companies. The cost basis of our investment in a privately-held company is approximately E1.7 million. We regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying value of this investment.

        We are exposed to market risk as it relates to changes in the market value of our investments in publicly-held companies and marketable securities. We have invested in these securities for purposes other than trading and have classified them as available-for-sale. As at December 31, 2000, we had available-for-sale marketable securities with a fair market value of approximately E28.3 million and a cost basis of approximately E28.5 million. The net unrealized losses of E180,000 have been recorded in a separate component of shareholders' equity.

SUBSEQUENT EVENTS

        INTERSHOP AG has participated in a rapidly changing global e-commerce environment in 2001. As evidenced across the high-tech and IT industries, our business continues to be impacted by the global economic slowdown and longer sales cycles, particularly in the U.S. and Asia. We have begun to address this with new strategic sales partnerships, a focus on specific market segments and a global restructuring program.

        In March 2001, we enhanced the breadth and depth of our e-business offerings with the launch of dedicated business vertical and modular cross industry solutions to complement our flagship Enfinity enterprise product. With the recent unveiling of our enterprise industry and cross-industry business solutions, we enable global enterprises to optimize profit margins and strengthen key business relationships. Our industry-specific solutions are designed to meet the e-business needs of certain vertical markets - markets in which we have successful, established customers, including automotive, high-tech and engineering, retail and consumer packaged goods. Success in extending our product suite is essential to ensuring our survival during this current market slowdown.

        With regards to cost reduction through restructuring, we have consolidated several of our global operations to ensure efficiency in aligning our corporate structure with the needs of our clients and customers as well as the growth of the e-commerce solutions sector. As at April 30, 2001, our total headcount was approximately 1,151 employees with 343 in sales and marketing, 226 in research and development, 397 in services and 185 in general and administrative. Management will continue to implement its restructuring plan which will yield further organizational efficiencies and expense reductions.

RESEARCH AND DEVELOPMENT

        Our product development activities are conducted in large part through our operations in Jena, Germany. Our software and Internet applications development teams include a number of key employees who have developed Internet applications and services and have extensive experience with Java programming. Our research and development team is working with the leading technologies and standards, including XML, Enterprise Java Beans, Java Server Pages and LDAP, to help ensure our software applications are compatible with the newest electronic commerce technology.

        In developing updates of our standard software to meet our customers' needs, we take into account experience gathered in our support to our existing customers. In addition, the research and development groups in Jena, Germany focus on the continuous development of existing products, as well as development of next generation products, by anticipating the upcoming demands for electronic commerce software. Following the development stage, enhancements to the existing products and the next generation products are tested by a separate group of programmers with expertise and experience in locating defects and "bugs."

        We expect that most of our enhancements to existing and future products will be developed internally. However, we currently license certain externally-developed technologies and will continue to evaluate externally-developed technologies to integrate with our solutions. These externally developed technologies, if suffering from defects, quality issues or the lack of product functionality required to make our solutions successful in the marketplace, may seriously impact and harm our business.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Management Board

        INTERSHOP AG established its management board in April 1998. The management board is responsible for the management of INTERSHOP AG, the exercise of its business activities and the supervision of its property. The following table lists the current members of the management board:

     NAME                 AGE          MEMBER SINCE                 POSITION
     ----                 ---          ------------                 --------
Stephan Schambach          30              1998           Chairman of the Management Board,
                                                          Chief Executive Officer
                                                          (Vorstandsitzender) and Co-Founder

Wilfried Beeck             41              1998           Member of the management board,
                                                          Chief Operating Officer
                                                          (Finanzvorstand) and Co-Founder

Stephan Schambach. Since April 1998, Mr. Schambach has served as Chairman of the Management Board and our Chief Executive Officer. In March 1996, Mr. Schambach co-founded INTERSHOP Communications, Inc., our subsidiary and has since served as both Chairman of the Management Board and Chief Executive Officer. In October 1992, Mr. Schambach co-founded NetConsult Computersysteme GmbH, our subsidiary and a technology consulting firm and has since served as both Chairman of the Management Board and Chief Executive Officer.

Wilfried Beeck. Since April 1998, Mr. Beeck has served as a member of the management board and our Chief Financial Officer, and since January 2001 has served as our Chief Operating Officer. In March 1996, Mr. Beeck co-founded INTERSHOP Communications, Inc., our subsidiary and has since served as both a member of the management board and its Chief Financial Officer. In October 1992, Mr. Beeck co-founded NetConsult Computersysteme GmbH, our subsidiary and a technology consulting firm and has since served as both a member of the management board and its Chief Financial Officer.

        Under our articles of association, our supervisory board may adjust the number of members of the management board at any time. Currently, there are two members serving on the management board. The members of the management board are appointed by the supervisory board for a term of no more than five years. The current management board was elected for a term of five years that expires on June 22, 2003.

        In addition to the management board, we employ the following executive officers:

     NAME                      AGE                         PRINCIPAL OCCUPATION
-----------------              --            --------------------------------------------
Karsten Schneider              40            Senior Vice President of Strategic Alliances
Frank Gessner                  32            Senior Vice President, Engineering
Dirk Reiche                    36            Vice President, Finance
Ray Schaaf                     40            President, Americas
Dieter Neujahr                 41            Vice President, Asia/Pacific
Michael Tsifidaris             32            Vice President, Central Europe
Phil Oreste                    34            Senior Vice President of Strategic Alliances

Dr. Andreas Gregori            33            Vice President, Marketing Europe EMEA
Dr. Ludger Vogt                40            Vice President, Consulting, Europe and Asia

Karsten Schneider. Since August 1999, Mr. Schneider has served as our Senior Vice President of Strategic Alliances. In March 1996, Mr. Schneider co-founded INTERSHOP Communications, Inc., and has since served as its VP, Professional Services.

Frank Gessner. Since November 2000, Mr. Gessner has served as our Senior Vice President, Engineering. From August 1997 to October 2000 and from January 1996 to July 1997, Mr. Gessner served as VP Engineering and Software Engineer, respectively, of our subsidiary, Intershop Software Entwicklungs GmbH.

Dirk Reiche. Since January 2001, Mr. Reiche has served as our Vice President, Finance. From October 1997 to December 2000, Mr. Reiche served as Director Finance, Europe and VP Finance, Europe of Intershop Communications GmbH, our subsidiary and a technology consulting firm. From February 1996 to September 1997, Mr. Reiche served as Commercial Director for BbNet, a Berlin telecommunications company.

Ray Schaaf. Since May 2001, Mr. Schaaf has served as our President, Americas. From October 1998 to May 2001, Mr. Schaaf served as President and Chief Executive Officer of Xmarc, Inc. (formerly Formida Software), a provider of infrastructure software solutions, and he remains a director of the Xmarc, Inc. Prior to October 1998, Mr. Schaaf held senior management positions at Fabrik Communications, Veritas Software and NeXT Computers.

Dieter Neujahr. Since August 2000, Mr. Neujahr has served as our Vice President, Asia/Pacific. From Spring 1998 to July 2000, Mr. Neujahr served as our Vice President, Operations, Europe. From November 1993 to December 1996, Mr. Neujahr served as a Managing Director in the Munich office of Intuit, Inc., a provider of personal finance software products, before he joined Intuit's headquarters in Mountain View, California to head a Service Marketing Division from January 1997 to February 1998.

Michael Tsifidaris. Since January 2001, Mr. Tsifidaris has served as our Vice President, Central Europe. From January 1996 to December 2000, Mr. Tsifidaris served in various senior management positions in IBM Corporation, a developer and manufacturer of information technologies.

Philip Oreste. Since May 2001, Mr. Oreste has served as our Senior Vice President of Strategic Alliances. From January 1999 to January 2001, Mr. Oreste served as our Vice President, Finance. From June 1998 to January 1999,
Mr. Oreste served as Controller for our subsidiary, U.S., Inc. From April 1996 to June 1998, Mr. Oreste served as the Controller for Pacific Bell Internet Services, an internet service provider and subsidiary of Pacific Bell Telephone Company.

Dr. Andreas Gregori. Since October 1999, Dr. Gregori has served as our Vice President, Marketing Europe EMEA. From July 1998 to October 1999, Dr. Gregori served as Vice President of Marketing for Lycos-Bertelsmann AG, a book publisher. From October 1992 to June 1998, Dr. Gregori served as the System Analyst and later as Brand Manager for Proctor and Gamble Company, a manufacturer and marketer of consumer products.

Dr. Ludger Vogt. Since September 2000, Dr. Vogt has served as our Vice President, Consulting, Europe and Asia. From February 1999 to August 2000,
Dr. Vogt served as Director Project Management. From August 1992 to January 1999, Dr. Vogt served as Manager Consulting for Oracle Corporation, a provider of business-to-business software and services. From spring 1989 to spring 1999, Dr. Vogt served as Senior Practice Director for Debis, formerly the IT and Services subsidiary of DaimlerChrysler Group, an automobile manufacturer and distributor.

SUPERVISORY BOARD

Our supervisory board oversees the leadership of the management board. The following table lists the current members of the supervisory board:

          NAME                          AGE           MEMBER SINCE               PRINCIPAL OCCUPATION
          ----                          ---           ------------               --------------------
Eckhard Pfeiffer, Chairman              59                1999            Consultant
Theodore J. Smith, Vice Chairman        71                1998            Chairman, FileNet Corporation
Jorg Menno Harms                        61                1998            Managing Director, Hewlett-Packard GmbH
Lorenzo Pelliciolo                      49                1999            Chief Executive Officer of Seat Regine Gialle
Hartmut Essinger                        57                1999            Founder of frogdesign, an integrated design company

        The following list identifies the members of our supervisory board who serve as directors for other companies:

Eckhard Pfeiffer:

     -   General Motors Corporation

     -   Hughes Electronics Corporation

     -   L.M. Ericsson AB

     -   NXView Technologies

     -   IFCO Systems NV

     -   Synetc Capital AG

Theodore J. Smith:

     -   FileNet Corporation

Jorg Menno Harms:

     -   Hewlett-Packard GmbH

     -   Holding GmbH (Chairman of the supervisory board)

     -   Jenoptik AG

     -   Wurttembergeische Hypothekenbank AG

     -   Durr AG

     -   Heidelberger Druckmaschinen AG

     -   Heraeus Holdings GmbH

     -   CAA AG

Hartmut Essinger, Ph.D.:

     -   Frogdesign Inc. (Chairman of the supervisory board)

Lorenzo Pellicioli:

     -   Matrix

     -   Giallo Dat@

     -   Various companies of the Seat Group

BOARD PRACTICES

        All supervisory board members are elected for one-year terms ending at the date of the annual shareholders' meeting. The above members were re-elected for one-year terms as at the latest shareholders' meeting on June 13, 2001. Our audit committee is composed of Jorg Menno Harms (Chairman), Theodore J. Smith and Lorenzo Pelliciolo.

Board Compensation

        In fiscal 2000, the annual aggregate compensation, accrued but not paid, for the supervisory board was E106,000. In fiscal 2000, the annual aggregate compensation for the management board was E51,000.

Employees

        For INTERSHOP AG, fiscal 2000 was marked by strong organizational growth in all areas. The recruitment of new employees was particularly significant as part of our global expansion strategy, and we more than doubled our number of employees during fiscal 2000. Numbers grew worldwide by 674 to 1,218 at the end of the year, with focus on recruiting in technical areas such as product development, consulting, support and training. In these areas, the number of employees rose from 336 to 623. The sales and marketing team welcomed 206 new employees, bringing the headcount up to 385 at the end of the year. The number of employees in administrative roles increased by 132 to 210. At the end of fiscal 2000, 72% of employees were deployed in Europe, 21% in the U.S., and 7% in Asia/Pacific.

                                 SHARE OWNERSHIP

        The following table sets forth certain information with respect to the beneficial ownership of our bearer ordinary shares as at March 31, 2001 for:

        - each member of the management board (both of whom are also members of the senior management);

        -   each executive officer; and

        -   each member of the supervisory board.

NAME OF BENEFICIAL OWNER                 BEARER ORDINARY SHARES(1)           PERCENTAGE OWNER(4)
------------------------                 -------------------------           -------------------
SUPERVISORY BOARD
Eckhard Pfeiffer                                    400,000                        (2)
Theodore J. Smith                                   107,290                        (2)
Jorg Menno Harms                                        200                        (2)
Hartmut Esslinger, PhD                                    0                       n/a
Lorenzo Pellicioli                                        0                       n/a

SENIOR MANAGEMENT

Karsten Schneider                                 4,972,965                       4.89%
Frank Gessner                                       956,100                        (2)
Dirk Reiche                                          62,121                        (2)
Ray Schaaf                                                0                       n/a
Dieter Neujahr                                        2,475                        (2)
Michael Tsifidaris                                        0                       n/a
Phil Oreste                                           5,000                        (2)
Dr. Andreas Gregori                                       0                       n/a
Dr. Ludger Vogt                                         990                        (2)

MANAGEMENT BOARD

Stephan Schambach                                 12,500,000(3)                   12.30%
Wilfried Beeck                                     7,000,000                        6.9%

(1) Ownership of bearer ordinary shares of INTERSHOP AG as at December 31, 2000.

(2) Percentage owned is less than one percent of the outstanding bearer ordinary shares.

(3) Stephan Schambach holds 4,166,667 shares in U.S., Inc. These shares are convertible into 12,500,000 shares of INTERSHOP AG at any time prior to 2004.

(4) Percentage ownership is calculated to reflect the percentage ownership if all outstanding U.S., Inc. shares not already held by INTERSHOP AG were exchanged for INTERSHOP AG shares. If all such outstanding U.S., Inc. shares were so converted, 101,647,516 INTERSHOP AG shares would be issued and outstanding.

INTERSHOP COMMUNICATIONS, INC. 1997 EQUITY INCENTIVE PLAN

        The INTERSHOP Communications, Inc. 1997 Equity Incentive Plan (the "1997 Plan") was first approved by U.S., Inc. shareholders on December 30, 1996, and 10,000,000 shares of INTERSHOP AG bearer ordinary shares have been reserved for issuance under the 1997 Plan. INTERSHOP AG continues to maintain the 1997 Plan, pursuant to which selected employees, officers, directors and consultants who joined one of our subsidiaries prior to June 21, 1999 were granted stock options ("U.S. Options"). Since June 21, 1999, no options have been granted under the 1997 Plan. Each U.S. Option is exercisable for INTERSHOP AG bearer ordinary shares at a ratio of 1:3.

        The U.S. Options include both incentive stock options and non-incentive stock options. Incentive stock options were granted only to employees and had exercise prices equal to or greater than the fair market value of the U.S., Inc. shares on the date of the grant. The non-statutory stock options were granted to employees, consultants or directors and had exercise prices not less than 85% of the fair market value of the U.S., Inc. shares on the date of the grant.

        The 1997 Plan was administered by the management board. Generally, the U.S. Options vest with respect to 17% of the shares on the six-month anniversary of the date of grant and thereafter in 30 equal monthly installments with respect to the remaining 83% of the shares. Vested options may be exercised at any time following their vesting date and prior to the 10th anniversary of the date of grant; however, an individual optionholder may not exercise stock options more than four times in any calendar year.

        Upon the termination of an optionholder's status as employee, director or consultant for any reason other than death or disability, the unvested portion of the option will be forfeited and the vested portion will remain exercisable for a maximum of three months. U.S. Options are not transferable except by will or the laws of intestate succession.

INTERSHOP COMMUNICATIONS AG STOCK OPTION PLAN 1999

        At the shareholders' meeting on June 21, 1999, our shareholders adopted the INTERSHOP Communications AG Stock Option Plan 1999 (the "1999 Plan"), which became effective on July 1, 1999, and authorized the grant of stock options, which we refer to as 1999 AG Options, to employees, officers and directors of INTERSHOP AG and its affiliates, including members of the management board. An aggregate of 8,165,000 INTERSHOP AG bearer ordinary shares are reserved for issuance under the 1999 Plan, with 665,000 INTERSHOP AG bearer ordinary shares reserved for grants to members of the management board and general managers of our subsidiaries and 7,500,000 INTERSHOP AG bearer ordinary shares reserved for grants to all other employees. Each 1999 AG Option is exercisable for one INTERSHOP AG bearer ordinary share.

        The 1999 Plan is administered by the management board, except in the case of 1999 AG Options granted to members of the management board, whereby the supervisory board shall determine the terms of the awards. The supervisory board can also determine additional performance targets that must be met prior to the grant of a 1999 AG Option to any participant.

        The vesting schedules of the 1999 AG Options generally provide full vesting within four years from the date of grant. However, pursuant to German law, no 1999 AG Options shall be exercisable, even though a portion may be vested, prior to the second anniversary of the date of grant. The exercise prices of a 1999 AG Option shall be equal to 120% of the fair market value of the INTERSHOP AG bearer ordinary shares on the date of grant, where the fair market value is determined to be the average closing sales price as quoted on the Neuer Markt for the ten trading days prior to the date of grant. The exercise price may be reduced by a shareholders' resolution if, at any time, we issue shares or securities convertible into shares at a price lower than the exercise price of an outstanding 1999 AG Option.

        Upon the termination of an optionholder's status as employee, officer or consultant for cause, the 1999 AG Option will be immediately terminated. In the event of death or disability, the 1999 AG Option may be exercised within six months of the date of such death or disability. The 1999 AG Options are not transferable except by will or the laws of intestate succession.

INTERSHOP COMMUNICATIONS AG STOCK OPTION PLAN 2001

        At the shareholders' meeting on June 27, 2000, our shareholders adopted the INTERSHOP Communications AG Stock Option Plan 2001 (the "2001 Plan"), which became effective April 1, 2001. The 2001 Plan authorizes the grant of stock options, which we refer to as 2001 AG Options, to current and former employees of INTERSHOP AG and its affiliates, as well as to the members of the management board and the board of directors of an affiliated enterprise if they currently are or formerly were employed by us or one of our affiliates. 8,753,094 INTERSHOP AG bearer ordinary shares have been reserved for issuance under the 2001 Plan. Each 2001 AG Option is exercisable for one INTERSHOP AG bearer ordinary share.

        As with the 1999 Plan, the 2001 Plan is administered by the management board, except in the case of 2001 AG Options granted to members of the management board, whereby the supervisory board shall determine the terms of the awards. The supervisory board can also determine additional performance targets that must be met prior to the grant of a 2001 AG Option to any participant.

        The vesting schedules for the 2001 AG Options generally provide for vesting in 50 equal monthly installments from the date of grant. However, no 2001 AG Option will be exercisable, even though a portion may be vested, prior to the end of the first six months after date of grant. Each AG Option shall be exercised within five years of the date of grant. The exercise price of the 2001 AG Options shall be equal to the fair market value of the INTERSHOP AG bearer ordinary shares on the date of grant, where the fair market value is determined to be the closing sales price as quoted on the Neuer Markt for the date of the grant.

        Upon termination of the employment agreement between the optionholder and either INTERSHOP AG or an affiliated enterprise, or upon the optionholder's death or disability, the vested portion of a 2001 AG Option will remain exercisable for a maximum of six months. Generally, if an employee is terminated by either INTERSHOP AG or an affiliated enterprise for cause, all exercisable 2001 AG Options expire immediately. The 2001 AG Options are not transferable except by will or the laws of intestate succession.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our bearer ordinary shares as at March 31, 2001 by each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our bearer ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power or investment power with respect to securities. Mr. Schambach holds 16.2% of the shares of our subsidiary U.S., Inc. which he may exchange at any time for INTERSHOP AG bearer ordinary shares at a ratio of 1:3. The table below assumes that Mr. Schambach has exchanged his shares of our U.S. subsidiary, INTERSHOP Communications, Inc., for INTERSHOP AG shares. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the bearer ordinary shares indicated.

NAME OF BENEFICIAL OWNER            BEARER ORDINARY SHARES (1)         PERCENTAGE OWNER(3)
------------------------            --------------------------         -------------------
Stephan Schambach                        12,500,000(2)                       12.30%
Wilfried Beeck                            7,000,000                           6.90%

(1) Ownership of INTERSHOP AG shares as at March 31, 2001.

(2) Stephan Schambach holds 4,166,667 shares in U.S., Inc. These shares are convertible into 12,500,000 shares of INTERSHOP AG at any time prior to 2004.

(3) Percentage ownership is calculated to reflect the percentage ownership if all outstanding U.S., Inc. shares not already held by INTERSHOP AG were exchanged for INTERSHOP AG shares. If all such outstanding U.S., Inc. shares were so converted, 101,647,516 INTERSHOP AG shares would be issued and outstanding.

        As at June 15, 2001, based upon information provided by the Depositary, there were 3,350,000 ADSs, representing approximately 1,675,000 bearer ordinary shares, held of record by 5 registered holders. The bearer ordinary shares underlying such ADSs represented 1.9% of the then-outstanding bearer ordinary shares. Because our bearer ordinary shares are issued in bearer form only, we are unable to determine the number of bearer ordinary shares directly held by persons resident in the U.S.

                           RELATED PARTY TRANSACTIONS

        During fiscal 1999, we entered into a secured loan agreement for E7 million with Wilfried Beeck, our Chief Financial Officer and a member of our management board. Interest on the note was payable quarterly at a rate of six percent, and we repaid the note in full in November 2000.

        During fiscal 2000, we entered into a secured loan agreement for $10 million with Stephan Schambach, our Chief Executive Officer and the Chairman of the management board. Interest on the note was payable quarterly at a rate of 6.13%, and we repaid the note in full in October 2000.

ITEM 8. FINANCIAL INFORMATION

                        CONSOLIDATED FINANCIAL STATEMENTS

        Pursuant to the General Instructions to Form 20-F, our audited consolidated financial statements are set forth under "Item 18. Financial Statements" and are incorporated herein by reference.

                           OTHER FINANCIAL INFORMATION

LEGAL MATTERS

        INTERSHOP AG is a defendant in various legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on the attached consolidated financial statements. In addition, we are a party to, or involved in, the following legal matters:

        In January 2001, a U.S. company filed suit in federal district court in Delaware against U.S., Inc., claiming violation of certain patent rights. The complaint seeks compensation for damages based on the alleged patent infringements. We believe there is no merit to the case and intend to defend the case vigorously. There can be no assurance that we will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect our operations. As the outcome of this matter cannot reasonably be determined, we have not accrued for any potential loss contingencies.

        In the first quarter of 2001 several securities class action lawsuits were filed in the U.S. against INTERSHOP AG, its management board members, and certain other officers, and the underwriters of its September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The complaint seeks an unspecified amount of damages. We believe there is no merit to the case and intends to defend the case vigorously. There can be no assurance that we will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect our operations. As the outcome of this matter cannot reasonably be determined, we have not accrued for any potential loss contingencies.

        The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of our preliminary results for 2000. The prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May of 2001. We are cooperating with these investigations and, to our knowledge, have never been the subject of such investigations previously. Although the outcome of such investigations cannot be predicted with certainty, we believe that any resulting adverse judgments would not have a material adverse effect on our business, financial position, results of operations or cash flows.

DIVIDEND POLICY

        Paragraphs 21 and 22 of our articles of association set forth our policy regarding the use of net profits. Paragraph 21 states that the management board at the end of each fiscal year is to prepare a proposal for the appropriation of net profits to be submitted to the shareholders, which is then reviewed by the supervisory board. Paragraph 22 states that net profits (after certain adjustments) "shall be distributed amongst the shareholders, unless the general meeting of the shareholders decides on another form of appropriation." Paragraph 22 further states that if the general meeting of the shareholders approves the year-end financial statements, "up to half the profit for the year may be transferred to the revenue reserve," and if the management and supervisory boards approve the year-end financial statements, "a larger or smaller portion of the profit for the year may be transferred to the revenue reserve." We have not paid dividends in the past and do not intend to pay dividends in the foreseeable future.

                               SIGNIFICANT CHANGES

        Please see the section entitled "Subsequent Events" under "Item 5. Operating and Financial Review and Prospects," which is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

General

        Our bearer ordinary shares are listed on the Neuer Markt, which is the principal trading market for such shares. Our bearer ordinary shares are issued only in bearer form and are also traded at regional stock exchanges in Germany (Berlin, Bremen, Duesseldorf, Hamburg, Hannover, Munich, Stuttgart) as well as through Freiverkehr (OTC) and on XETRA, a computerized trading system.

        Effective September 29, 2000, 3,350,000 American Depositary Shares ("ADSs"), each representing one-half of one bearer ordinary share, were listed on the Nasdaq National Market ("Nasdaq"). The ADSs trade on Nasdaq under the symbol "ISHP." The Depositary for the ADSs pursuant to the Deposit Agreement is Citibank N.A.

Trading on the Neuer Markt

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the bearer ordinary shares on the Neuer Markt, as provided by Deutsche Boerse AG, together with the closing highs and lows of the NEMAX 50 Performance Index. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euros.

                                                PRICE PER BEARER
                                                ORDINARY SHARE(1)              NEMAX 50(2)
                                             ----------------------      -----------------------
                                              HIGH             LOW         HIGH            LOW
                                             ------           -----      -------         -------
                                                              (IN E)
ANNUAL HIGHS AND LOWS
1998                                           8.49            5.28      3343.63         1875.00
1999                                          60.00            6.64      5212.13         3350.75
2000                                         135.40           31.20      9631.53         2734.98

QUARTERLY HIGHS AND LOWS
1999

First Quarter                                 12.10            6.64      4782.92         3548.68
Second Quarter                                16.53           11.73      4295.55         3827.30
Third Quarter                                 20.90           14.73      4606.11         3350.75
Fourth Quarter                                61.60           20.10      5212.13         3433.05

2000
First Quarter                                135.40           48.20      9631.53         4789.80
Second Quarter                               110.00           73.20      7567.21         5589.95
Third Quarter                                105.00           73.80      6443.87         5212.58
Fourth Quarter                                76.40           31.20      5151.36         2734.98

2001
First Quarter                                 13.90            3.90      2920.90         1450.25
Second Quarter (through June 18)               5.88            2.98      1980.94         1309.70

MONTHLY HIGHS AND LOWS
2000

December                                      47.80           31.20      3489.55         2734.98
2001

January                                       13.90            8.05       2920.9         2116.32
February                                       9.25            6.16      2681.92         1961.11
March                                          6.69            3.90       2067.6         1450.25
April                                          4.10            2.98      1868.92         1309.70
May                                            5.88            4.26      1980.94         1704.12
June (through June 18)                         4.70            3.70      1753.73         1467.31

(1) All bearer ordinary share prices as per Frankfurter Wertpapierborse (FWB).

(2) The NEMAX 50 Performance Index is a continuously updated, capital-weighted performance index of 50 innovative, small to midsize companies in high-growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. In principle, the shares included in the NEMAX 50 were selected on the basis of their stock exchange turnover and the issuer's market capitalization. Adjustments to the NEMAX 50 are made for capital changes, subscription rights and dividends. All NEMAX 50 Performance-Index numbers were obtained from Deutsche Borse. Subsequent to June 21, 1999, the highs and lows of the NEMAX 50 are disclosed on XETRA.

        The average daily volumes of bearer ordinary shares traded on the Frankfurt Stock Exchange during the fiscal years 1999 and 2000 were approximately E91,980 and E786,819, respectively. These numbers are based on total yearly turnover statistics quoted by Deutsche Boerse AG.

        On June 18, 2001, the closing sales price per bearer ordinary share on the Neuer Markt was E3.75, as provided by the Deutsche Boerse AG.

Trading on Nasdaq

        On September 29, 2000, 1,675,000 bearer ordinary shares in the form of 3,350,000 ADSs were listed on Nasdaq and trading in our ADSs commenced.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on Nasdaq as reported on the Nasdaq National Market.

                                                             PRICE PER ADS
                                                               (IN U.S. $)
                                                         ----------------------
                                                         HIGH              LOW
                                                         -----            -----
ANNUAL HIGHS AND LOWS
2000                                                     61.25            26.50
2001                                                     11.25             1.50

QUARTERLY HIGHS AND LOWS
2000

Fourth Quarter (commencing October 4, 2000)              61.25            26.50
2001
First Quarter                                            11.25             4.10
Second Quarter (through June 15)                          3.15             1.50

MONTHLY HIGHS AND LOWS
2000
October                                                  61.25            38.63
November                                                 50.50            26.50
December                                                 40.00           29.875

2001
January                                                  11.25             7.01
February                                                  7.50             7.01
March                                                     4.10             4.10
April                                                     3.15             2.75
May                                                       2.75             1.54
June (through June 15)                                    2.20             1.45

On June 15, 2001, the closing sales price per ADS on Nasdaq was $1.55, as reported on the Nasdaq National Market.

ITEM 10. ADDITIONAL INFORMATION

                             ARTICLES OF ASSOCIATION

Organization and Register

        INTERSHOP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Law (Aktiengesetz) and is registered in the Commercial Register (Handelsregister) maintained by the local court in Hamburg, Germany, under the entry number "HRB 67465." INTERSHOP AG's official notices are published in the Bundesanzeiger.

Authorized Capital

        INTERSHOP AG currently has 154,187,975 bearer ordinary shares authorized for issuance.

Corporate Governance

        In contrast to corporations organized in the U.S., INTERSHOP AG, as a German stock corporation, is governed by two separate bodies: the supervisory board and the management board, the actions of whom are approved at the annual shareholders' meeting. Their roles are defined by German law and by INTERSHOP AG's articles of association (Satzung), and may be described generally as follows:

The Supervisory Board

        The supervisory board appoints and removes the members of the management board and oversees the management of the corporation. Although prior approval of the supervisory board may be required in connection with certain significant matters, the law prohibits the supervisory board from making management decisions. The supervisory board is also responsible for representing us in connection with transactions involving a member of the management board.

        The supervisory board currently consists of five members. All members were elected by INTERSHOP AG's shareholders at a general shareholders' meeting. Any supervisory board member elected by the shareholders at the general shareholders' meeting may be removed by a three-fourths majority of the votes cast at a general shareholders' meeting.

        The supervisory board chooses a Chairman and a Vice-Chairman from among its members by a majority vote of its members. Unless otherwise provided for by law, the supervisory board acts by simple majority. In the case of any deadlock, the Chairman has the deciding vote.

        The members of the supervisory board are each elected for the same fixed terms ending on the adjournment of the annual general shareholders' meeting after the fourth fiscal year following the year in which the supervisory board was elected, unless the general shareholders' meeting determines a shorter period of service at the time of their election. Reelection is possible. The remuneration of the members of the supervisory board is determined by the articles of association.

        The supervisory board may appoint committees from among its members and may, to the extent permitted by law, vest committees with the authority to make decisions.

The Management Board

        The management board manages the corporation's business and represents it in dealings with third parties. The management board submits regular reports to the supervisory board about INTERSHOP AG's operations and business strategies, and prepares special reports upon request. A person may not serve on the management board and the supervisory board of a corporation at the same time.

        Pursuant to our articles of association, the management board must consist of at least one member. The management board currently consists of two members. The two members of the management board jointly or one member of the management board and the holder of a procuration (a power of attorney) may legally represent INTERSHOP AG. Each member of the management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence (Vertrauensentzug) by a majority of shareholders at a general shareholders' meeting, a member of the management board may be removed by the supervisory board prior to the expiration of such term. A member of the management board may not vote on matters relating to certain contractual agreements between such member and us and may be liable to INTERSHOP AG if such member has a material interest in any contractual agreement between a third party and us which was not disclosed to, and approved by, the supervisory board.

        Under German law, INTERSHOP AG's supervisory board members and management board members owe a duty of loyalty and care to INTERSHOP AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of INTERSHOP AG's shareholders and its workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting.

THE ANNUAL GENERAL SHAREHOLDERS' MEETING

        The annual general shareholders' meeting ratifies the actions of INTERSHOP AG's supervisory board and the management board. It approves the amount of the appropriation of retained earnings, the appointment of an independent auditor and certain significant corporate transactions. The annual general meeting must be held within the first eight months of each fiscal year.

Objectives and Purposes

        Paragraph 2 of INTERSHOP AG's articles of association states that its objectives shall be the development, production and distribution of hardware and software products in the field of computers, as well as the management of its own assets and the acquisition, management and sale of participating interests in other companies and business enterprises with an identical or similar object, as well as all associated services and businesses connected commercially thereto.

Voting Rights

        Unless otherwise regulated by law, one bearer ordinary share represents one vote in all matters subject to a shareholders' vote, including the election of the members of the supervisory board. Cumulative voting is not permitted under German law.

        Our articles provide that resolutions are passed at general shareholders' meetings by a majority of votes cast, unless a vote of a two-thirds majority is required by law. Additionally, German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the general shareholders' meeting at which the matter is proposed:

        - share capital increases that exclude shareholders' preemptive rights;

        -    the creation of authorized or conditional capital;

        - changes to the articles of association modifying the corporate purpose;

        -    any decrease of capital;

        -    mergers and similar transactions;

        -    dissolution, and

        - company agreements (Unternehmensvertrage) such as denomination or profit transfer agreements.

Shareholder Meetings

        The supervisory board or the management board may call a special meeting of the shareholders. Additionally, our shareholders holding in the aggregate at least E500,000 in nominal value of our issued share capital or shares representing at least 5% of our outstanding shares may call a special meeting of the shareholders.

Change in Control

        There are no provisions in the articles of association that would have an effect of delaying, deferring or preventing a change in control of INTERSHOP AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. German law does not specifically regulate business combinations with interested stockholders. However, German law may restrict certain business combinations.

Disclosure of Share Holdings

        INTERSHOP's articles of association do not require shareholders to disclose their share holdings. The Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify us of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of our outstanding voting rights.

DIVIDENDS

        Please see the sections entitled "Dividends" under "Item 3. Key Information," and "Dividend Policy" under "Item 8. Financial Information," which are incorporated herein by reference.

                               MATERIAL CONTRACTS

        Not applicable.

                                EXCHANGE CONTROLS

        The euro and the Deutsche mark are fully convertible currencies. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany ("Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ("Non-resident") if such payment exceeds DM 5,000 (approximately E2,556) (or the equivalent in a foreign currency). As of January 1, 2001, Residents must only report to the Central Bank if such payment exceeds E25,000. In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million (approximately E1.5 million) (or the equivalent in a foreign currency) during any one month. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-resident holders of ADSs or Preference Shares, see "Item 10 -- Taxation -- German Taxation of Holders of ADSs or Preference Shares."

        There are no limitations imposed by German law or our articles of association on the right of Non-residents or foreign holders to hold or vote bearer ordinary shares or ADSs.

                                    TAXATION

GENERAL

        The following is a summary of material U.S. and German tax considerations relating to the ownership and disposition of bearer ordinary shares or ADSs by U.S. Holders (defined below). As discussed below, our discussion does not purport to be comprehensive, but we have provided a materially complete description of the tax considerations which may be relevant to the ownership and disposition of bearer ordinary shares or ADSs by U.S. Holders. The discussion is based on tax laws of the U.S. and Germany, that are in force at the date hereof and is subject to any changes in these laws, occurring after such date, including the Convention Between the United States of America and The Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain other Taxes, which we refer to as the Income Tax Treaty, and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances, and Gifts, which we refer to as the Estate Tax Treaty. In October 2000, the Tax Reduction Act (Steuersenkungsgesetz) was enacted in Germany as part of an extensive tax reform. The new law became effective as of January 1, 2001. However, for companies whose fiscal year is the calendar year most of the regulations with regard to dividends, capital gains and other relevant provisions enter into effect for the tax year beginning in 2002. The following discussion addresses only those regulations which are valid in the 2001 tax year. Significant changes which are effective in 2002 may be mentioned herein but are not explained in detail. This discussion is also based, in part, on representations of the

Depositary and assumes that each obligation of the Deposit Agreement and any related agreements will be performed in accordance with its terms.

        In general, a "U.S. Holder" is any beneficial owner of shares or ADSs:

        -  who is a resident of the U.S. for the purposes of the Income Tax
           Treaty;

        - who is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty;

        -  who owns the shares or ADSs as capital assets;

        -  who owns, directly or indirectly, less than 10% of the voting stock;

        - who does not hold shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services; and

        - who is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the shares or ADSs.

        The discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of shares or ADSs, and, in particular, it does not address U.S. federal taxes other than income tax and German taxes other than income tax, gift and inheritance taxes and capital tax. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular U.S. Holder. Some U.S. Holders including tax-exempt entities, certain insurance companies, traders in securities that elect to mark to market, investors that actually or constructively own 10% or more of the voting shares, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar, may be subject to special rules. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, GERMAN AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF THEIR SHARES OR ADSs. IN PARTICULAR, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO CONFIRM THEIR STATUS AS U.S. HOLDERS AND THE CONSEQUENCES TO THEM IF THEY DO NOT SO QUALIFY.

        In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by such ADSs. Unless the context otherwise requires, all references in this section to "shares" are deemed to refer likewise to ADSs representing an ownership interest in shares.

TAXATION OF DIVIDENDS

        Under German domestic income tax laws, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident shareholders. A 5.5% surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as INTERSHOP AG. The surtax equals 1.375% (5.5% of 25%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.

        The Tax Reduction Act decreases the withholding tax on dividends from 25% to 20%. Accordingly, the respective surtax will be reduced from 1.375% to 1.10%. For companies whose fiscal year is the calendar year, the new regulation will be effective the first time for regular dividend distributions made in the year 2002 for previous years.

        For a holder of ADSs that is resident in Germany, according to German income tax law, dividends are subject to German income tax or corporation tax. For such a holder, the taxable amount will be the sum of: (i) the cash payment by INTERSHOP AG; (ii) the taxes withheld; and (iii) 3/7 of the sum of (i) and
(ii). Subject to certain conditions, the tax withheld and the gross-up of 3/7 will be eligible for credit against the holder's income or corporation tax. If the dividend is paid out of tax-exempt foreign income, there will be neither the 3/7 gross-up of the income nor a credit for this amount. For holders subject to German Trade Tax, such tax is also imposed on the dividends received (including any gross-up).

        With regard to the taxation of dividends, the full imputation system (tax credit system) will only be applicable through 2001. From 2002, the Tax Reduction Act replaces the full imputation system by the half-income system. Under this system only half of the distributed profits of a corporation will be included in the individual shareholder's personal income tax base. Therefore, it will no longer be possible to credit the corporation tax paid by us against the shareholder's income tax. Accordingly, there will be neither the 3/7 gross-up of the income nor a credit for this amount. Dividends received by corporate shareholders in general will be tax-exempt.

        For U.S. federal income tax purposes, U.S. Holders must include in income, as foreign source ordinary income, the gross amount of any dividend paid by us, as determined before reduction for German withholding taxes to the extent paid or deemed paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. As discussed in more detail below, the amount of the dividend shall include, where applicable, the German tax credit-related refund, under the Income Tax Treaty, equal to 5% of the gross amount of the dividend which is treated for U.S. federal income tax purposes as a distribution equal to 5.88% of the gross amount of the dividend actually paid.

        Dividends paid in Deutsche marks to a U.S. Holder of shares will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends, including the deemed refund of German corporate tax, are received by the U.S. Holder or, in the case of ADSs, by the depositary bank. If dividends paid in Deutsche marks are converted into U.S. dollars on the date received, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations, during the period from the date the dividend payment is includible in income to the date that payment is converted into U.S. dollars, will be treated as ordinary income or loss. Such gain or loss will generally be considered income from sources within the U.S. for foreign tax credit limitation purposes.

        U.S. Holders may be eligible for a U.S. foreign tax credit for certain German income taxes paid on these dividends. U.S. Holders should be aware that under no circumstances will a U.S. foreign tax credit be available in respect of any portion of a foreign tax which the U.S. Holder is entitled to have refunded, whether pursuant to the terms of a tax treaty or foreign law. For foreign tax credit limitation purposes, dividends paid by us will be considered income from sources outside the U.S., but generally will be treated separately, together with other items of "passive income," or in the case of certain holders "financial services income." Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.

REFUND OF GERMAN TAX TO U.S. HOLDERS

        A partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the surtax can be obtained by a U.S. Holder under the U.S.-German income tax treaty (the Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion) (the "Treaty") with respect to taxes on Income (German Federal Law Gazette, BGBl 1991 II, page 355). In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Treaty provides that U.S. Holders are entitled to a further refund equal to 5% of the gross amount of the dividend. Thus, for each U.S.$100 of gross dividends paid by INTERSHOP AG to a U.S. Holder, the dividends after partial refund of the 25% withholding tax and a refund of the surtax under the Treaty will be subject to a German withholding tax of U.S.$15. If the U.S. Holder also applies for the additional 5% refund, then the German withholding tax is effectively reduced to U.S.$10. Thus, the cash received per U.S.$100 of gross dividends is U.S.$90 after a refund of the German withholding tax from the German tax authorities.

        As mentioned above, the 25% withholding tax will be reduced to 20% and the full imputation system will be replaced beginning with the year 2002. Accordingly, the refund of German tax to U.S. Holders will change.

        In the case of U.S. Holders of ADSs, Citibank, which is the depositing bank, and INTERSHOP AG will perform, on behalf of such U.S. Holders, certain administrative functions necessary to obtain the 5% refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German surtax when applicable. The following procedure is currently permitted by the German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

        In order to utilize this procedure, the U.S. Holder will be required to submit the following items to the depositary bank:

        - a certification of their last filed U.S. federal income tax return from the Internal Revenue Service on IRS Form 6166; and

        - a completed and signed form, which will be provided to the U.S. Holder by the depositary bank, stating basic information required for us to file the German claim for refund form on behalf of the U.S. Holder and authorizing us to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes.

        The depositary bank will provide the U.S. Holder with an unsigned request for an IRS Form 6166 which the U.S. Holder will be required to file with the Internal Revenue Service at the address specified below to obtain the Form 6166. The issued Form 6166 will be valid for a period of three years from the date of the last filed return to which it relates.

        The depositary bank will forward the certification and the signed authorization to us which, with the depositary bank's prior authorization, we will prepare and file, on behalf of U.S. Holders, the German claim for refund form with the Form 6166s, as well as other necessary documentation with the German tax authorities. The German tax authorities will issue the refunds which will be denominated in Deutsche marks in the name of the depositary bank which will convert the refunds into U.S. dollars and issue corresponding checks to the U.S. Holders.

        The claim for refunds must be submitted within four years of the end of the calendar year in which the dividend is received. Along with the depositary bank, we anticipate filing the claims for refunds within a reasonable time after receipt of the necessary documentation. U.S. Holders are urged to return the necessary documentation to the depositary bank in a timely fashion.

        U.S. Holders holding ADSs registered with brokers participating in the Depositary Trust Company will not be able to utilize this procedure unless the brokers, as is expected, assist the depositary bank in obtaining these documents from such U.S. Holders.

        In order to obtain the 5% tax credit refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German surtax, U.S. Holders of shares must submit the following items directly to the German tax authorities:

        -   a claim for refund;

        - the original bank voucher, or certified copy, issued by the paying entity documenting the tax withheld; and

        -   an IRS Form 6166.

        Refund claims must be made on a special refund claim form, which must be filed with the German tax authorities at the following address: Bundesamt fur Finanzen, Friedhofstrasse 1, D-53225 Bonn, Germany. The refund claim forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

        U.S. Holders may obtain a Form 6166, which is a certification of the U.S. Holder's last filed U.S. federal income tax return, by filing a request with the office of the Director of the Internal Revenue Service Center at the following address: Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. Holder's name, social security number or employer identification number, tax return form number, and tax period for which such certification is requested. The Internal Revenue Service will send IRS Form 6166 directly to the U.S. Holder.

        Refunds under the Income Tax Treaty are not available for shares held by a U.S. Holder in connection with a permanent establishment or fixed base in Germany.

REFUND OF GERMAN TAX TO HOLDERS OF ADSS OR PREFERENCE SHARES IN OTHER COUNTRIES

        A holder of ADSs resident in a country other than Germany or the U.S. that has a double taxation convention with Germany may obtain a partial refund of German withholding taxes. Rates and procedures may vary according to the applicable treaty. For details, such holders are urged to consult their own tax advisors.

TAXATION OF CAPITAL GAINS

        German Taxation. Under the Income Tax Treaty, a U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of shares, unless the shares are held in connection with a permanent establishment or fixed base in Germany. A capital gain derived from the sale or other disposition by a holder resident in Germany of ADSs is taxable if the ADSs are held as part of his or her trade or business or if the ADSs are sold within a period of one year after acquisition.

        The taxation of capital gains will also be subject to the above mentioned half-income system. The new treatment will apply the first time for capital gains derived in the year 2002 provided that the fiscal year of the company whose shares are sold equals the calendar year. Half of any capital gain derived from the sale or other disposition by an individual holder resident in Germany of ADSs is taxable if the ADSs are held as his or her trade or business subject to certain conditions or if the ADSs are sold within a period of one year after acquisition. Capital gains derived by corporate shareholders resident in Germany are tax-exempt subject to certain conditions.

        U.S. Federal Income Taxation. Upon a sale or other disposition of shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, determined in U.S. dollars, in the shares. Such gain or loss will generally be capital gain or loss. In the case of certain non-corporate U.S. Holders, including individuals, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. In addition, any gain or loss realized by a U.S. Holder on the sale or other disposition of shares will generally be treated as U.S. source gain.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

        INTERSHOP AG believes that it is not a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes and does not expect to become a PFIC in this or future years. However, because this conclusion is a factual determination made annually and because there are uncertainties in the application of the relevant rules, INTERSHOP AG cannot assure that it will not be considered to be a PFIC for any fiscal year. In general, a non-U.S. corporation will be classified as a PFIC if either (i) at least 75% of its gross income for a taxable year is passive income or (ii) if the average quarterly value of assets held by it during a taxable year which produce or are held for the production of passive income represents at least 50% of the value of all of its assets. For this purpose, the corporation must take into account a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

        If INTERSHOP AG were a PFIC, a U.S. Holder would generally be subject to special rules with respect to (a) any gain realized on the sale or other disposition of the shares and (b) any "excess distribution" by us to the U.S. Holder. An excess distribution generally consists of distributions to the U.S. Holder on the shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or during the U.S. Holder's holding period for the shares, if shorter. Under these rules:

        - the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the shares;

        - the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

        - the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

        - the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

        In certain circumstances, a U.S. Holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to a U.S. Holder since the ADSs will be listed on the Nasdaq National Market, which constitutes a qualified exchange as designated in the Code. There can be no assurances, however, that the ADSs will be "regularly traded" on such exchange. It is intended that only the ADSs will be listed on the Nasdaq National Market. The bearer ordinary shares are listed on the Neuer Markt of the Frankfurt Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be "regularly traded" for purposes of the mark-to-market election.

        If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares or ADSs and the U.S. Holder's adjusted tax basis in such shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. A U.S. Holder's adjusted tax basis in PFIC shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.

        If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a national securities exchange or the Internal Revenue Service consents to the revocation of the election. A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances.

        If INTERSHOP AG were a PFIC, a U.S. Holder would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to shares and any gain realized on the disposition of shares.

GIFT, ESTATE AND INHERITANCE TAXES

        The Estate Tax Treaty provides that an individual whose domicile is determined to be in the U.S. for purposes of the treaty will not be subject to German inheritance and gift tax, or the equivalent of the U.S. federal estate and gift tax, on the individual's death or making of a gift unless the shares are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. For persons giving up German residence, special rules apply during the first five years, and under specific circumstances, during the first ten years, after the end of the year in which the person left Germany. An individual's domicile in the U.S., however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

        The Estate Tax Treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the shares are subject to both German inheritance or gift tax and U.S. federal estate or gift tax.

OTHER GERMAN TAXES

        There are no German transfer, stamp or other similar taxes that would apply to U.S. Holders who purchase or sell shares.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

        Dividend payments on the shares and proceeds from the sale, exchange or redemption of shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons and on IRS Form W-8 BEN, entitled Certificate of Foreign Status, in the case of non-U.S. persons. Finalized U.S. Department of Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

        Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders of shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

TAXATION OF HOLDERS OF ADSS IN OTHER COUNTRIES

        Holders or potential holders of ADSs who are resident or otherwise taxable in countries other than Germany and the U.S. are urged to consult their own tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs.

LIMITATIONS AFFECTING SECURITY HOLDERS

        At the current time, Germany does not restrict the export or import of capital, except for investments in Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany if such payment exceeds DM 5,000 (or the equivalent in a foreign currency). In addition, German residents must report any claims against or any liabilities payable to nonresidents if such claims or liabilities, in the aggregate, exceed DM 3 million (or the equivalent in a foreign currency) during any one month. German residents must also report any direct investment outside Germany if such investment exceeds DM 100,000.

        There are no limitations on the rights of non-residents or foreign owners to hold or vote our shares or ADSs imposed by German law or the articles of association.

                              DOCUMENTS ON DISPLAY

        INTERSHOP AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, INTERSHOP AG files reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. INTERSHOP AG's annual reports and some of the other information submitted by INTERSHOP AG to the SEC may be accessed through this Web site. In addition, material filed by INTERSHOP AG can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                             SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EXCHANGE RATE EXPOSURE

        Although our financial accounting and reporting currency is the euro, a significant portion of our business is nevertheless conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where exchange rate exposure is considered high, some sales may be denominated in euros or Dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency or the euro for countries that participate in the EMU. Therefore, our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective local currencies to which our subsidiaries are exposed, on the other hand. In general, appreciation of the euro relative to another currency has a negative effect on results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenue and operating results. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the Dollar, the Japanese Yen, the British Pound, the Swiss Frank, the Brazilian Real, the Canadian Dollar and the Australian Dollar.

        Of INTERSHOP AG's consolidated revenue in fiscal 1999 and fiscal 2000, approximately 55% and 50%, respectively, were attributable to operations in non-EMU participating countries and translated into euros.

INTEREST RATE EXPOSURE

        INTERSHOP AG invests its cash primarily in bank time deposits and marketable securities, including fixed and variable rate marketable debt securities. The majority of such investments are denominated in euros and Dollars. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

        Net interest income was E0.97 million in fiscal year 1998, E0.52 million in fiscal 1999, and increased to E1.59 million in fiscal 2000. The decrease in net interest income from fiscal 1998 to fiscal 1999 was due primarily to our decreased liquidity. The increase in net interest income from fiscal 1999 to fiscal 2000 was due primarily to increased interest rates and increased liquidity.

        While we are exposed generally to fluctuations in the interest rates of many of the world's leading industrialized countries, our interest income and expense is most sensitive to fluctuations in the level of U.S. and EMU interest rates. The fair market values of both fixed and variable rate investments are exposed to such interest rate risk. To the extent that interest rates rise, fixed interest securities may be adversely impacted, whereas a decline in interest rates may decrease the anticipated interest income for variable rate investments. At December 31, 2000, we had current debt obligations of E0.193 million. This balance will paid in fiscal 2001. Therefore, we do not expect significant exposure to exchange rate fluctuations resulting from these debt obligations.

INFLATION

        The rates of inflation on an average basis in Germany during 1998, 1999 and 2000 were 1.0%, 0.6% and 1.9%, respectively. The inflation rates on an annual average basis in the U.S. for those years were 1.6%, 2.2% and 3.4%, respectively. The effects of inflation on the our operations have not been significant in recent years.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There have been no material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

                           RIGHTS OF SECURITY HOLDERS

        There are no material modifications to the rights of security holders that are required to be disclosed.

                                 USE OF PROCEEDS

        In September 2000, INTERSHOP AG issued 1,675,000 bearer ordinary shares in connection to its registered public offering of 3,350,000 ADSs in the U.S. The shares were sold on the Nasdaq National Market on September 29, 2000 for net proceeds of approximately E112 million.

        INTERSHOP AG used the net proceeds primarily for working capital and general corporate purposes funding product development and expanding our sales and marketing services. In addition, INTERSHOP AG may use a portion of the net proceeds for further development of INTERSHOP AG product lines through acquisitions of products, technologies and businesses. The amount of cash that INTERSHOP AG expects to spend for working capital purposes will depend on a number of factors, including future revenue growth, if any, and the amount of cash INTERSHOP AG generates from operations. Thus, management will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, INTERSHOP AG will invest the net proceeds in investment grade, interest-bearing securities.

                                CHANGE OF TRUSTEE

        The trustee for our stock option plans has changed. The new trustee is:

Contor Treuhandgesellschaft mbH
Jungfernstieg 30
20354 Hamburg
Germany
INTERSHOP AG is represented by Dr. Udo Henkel (managing director/
Geschaftsfuhrer)

                                    PART III

ITEM 15. RESERVED.

ITEM 16. RESERVED.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

        Our Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

        Our financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this Annual Report on Form 20-F following Part III beginning on page F-1 are incorporated herein by this reference. Such consolidated financial statements are filed as part of this Annual Report on Form 20-F.

        Report of Independent Public Accountants.

        Consolidated Balance Sheets as at December 31, 1999 and 2000.

        Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000.

        Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000.

        Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000.

        Notes to Consolidated Financial Statements.


ITEM 19. EXHIBITS

1.1 Articles of Association of INTERSHOP Communications Aktiengesellschaft (as amended).

4.1 Summary Translation of Loan Agreement between Wilfried Beeck and Intershop Communications AG (incorporated by reference to Exhibit 10.6 to the Registration Statement of INTERSHOP AG on Form F-1 (File No. 333-32034)).

4.2 Summary Translation of Loan Agreement between Stephan Schambach and Intershop Communications AG (incorporated by reference to Exhibit 10.7 to the Registration Statement of INTERSHOP AG on Form F-1 (File No. 333-32034)).

10.1 Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, Independent Public Accountants.

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

Date:  June 29, 2001                 By: /s/ Stephan Schambach
                                         ---------------------------------------
                                         Name:  Stephan Schambach
                                         Title: Chief Executive Officer and
                                                Chairman of the Management Board

ITEM 20. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants...............................    F-2

Consolidated Balance Sheets as of December 31, 1999 and 2000...........    F-3

Consolidated Statements of Operations for the years ended
December 31, 1998, 1999 and 2000.......................................    F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 1998, 1999 and 2000.......................................    F-5

Consolidated Statements of Convertible Redeemable Preferred Stock
and Shareholders' Equity for the years ended December 31, 1998,
1999 and 2000..........................................................    F-6

Notes to Consolidated Financial Statements.............................    F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the consolidated financial statements of Intershop Communications AG as at December 31, 1999 and 2000, including the consolidated balance sheets and the related consolidated statements of operations, cash flows, changes in shareholders' equity and notes for each of the three years in the period ended December 31, 2000. The legal representatives of the company are responsible for the preparation and content of the consolidated financial statements. Our responsibility is to express an opinion,based on our audit, whether these consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

We conducted our audit in accordance with the German Auditing Rules and in compliance with the generally accepted standards of auditing prescribed by the German Institute of Certified Public Accountants (Institut der Wirtschaftsprufer)and in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. In establishing the audit procedures we considered our knowledge about the group's business operations, its economic and legal environment, and expectations of possible errors. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. The audit includes assessing the accounting principles used and significant estimates made by the legal representatives, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the group's financial position, as at December 31, 1999 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000 in accordance with United States generally accepted accounting principles.

                                         ARTHUR ANDERSEN
                                         Wirtschaftsprufungsgesellschaft
                                         Steuerberatungsgesellschaft mbH

                                         Nendza               Schneider

                                         Wirtschaftsprufer    Wirtschaftsprufer

Hamburg, March 7, 2001

                           CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                 AS AT DECEMBER 31,
                                                                                1999           2000
ASSETS
Current Assets
    Cash and cash equivalents                                                   12,065         84,062
    Marketable securities                                                           --         27,509
    Restricted cash                                                              1,437            168
    Trade receivables, net of allowances for doubtful
    accounts of E1,614 and E5,181, respectively                                 23,333         36,984
    Prepaid expenses and other current assets                                    3,870          7,793
                                                                              --------       --------
    Total current assets                                                        40,705        156,516
PROPERTY AND EQUIPMENT, NET                                                      5,610         22,054
INVESTMENTS                                                                      6,222          2,550
GOODWILL AND ACQUIRED INTANGIBLE ASSETS, NET                                        --         25,562
OTHER ASSETS                                                                     1,252          2,773
                                                                              --------       --------
TOTAL ASSETS                                                                    53,789        209,455

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Current debt and current maturities of long-term debt                           33            193
    Notes payable to shareholders                                                7,000             --
    Accounts payable                                                             5,149         10,345
    Accrued liabilities                                                          9,960         17,973
    Deferred revenue                                                             8,543          6,817
                                                                              --------       --------
    Total current liabilities                                                   30,685         35,328
NOTES PAYABLE TO SHAREHOLDERS                                                       20             --
DEFERRED REVENUE                                                                   220            159
                                                                              --------       --------
TOTAL LIABILITIES                                                               30,925         35,487

COMMITMENTS AND CONTINGENCIES (NOTE 9)
SHAREHOLDERS' EQUITY
    Common stock, stated value E1 authorized:154,187,975 shares;
    outstanding: 84,390,520 and 88,003,016 shares at December 31, 1999 and 2000
    respectively                                                                16,878         88,003
     Paid-in capital                                                            48,169        165,585
     Notes receivable from shareholders                                           (141)            --
     Deferred compensation                                                        (273)            --
     Accumulated deficit                                                       (45,406)       (84,329)
     Accumulated other comprehensive income                                      3,637          1,709
     Total shareholders' equity                                                 22,864        173,968
                                                                              --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      53,789        209,455


The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS OF EUROS, EXCEPT PER SHARE AMOUNTS)


                                                            1998           1999           2000
REVENUES
   Licenses                                                11,295         29,534         74,068
   Services, maintenance and other revenue
                                                            6,577         16,732         48,926
                                                         --------       --------       --------
   Total revenues                                          17,872         46,266        122,994

COST OF REVENUES
   Licenses                                                 1,742          4,786          5,289
   Services, maintenance and other revenue                  3,766          8,465         43,453
                                                         --------       --------       --------
   Total costs of revenues                                  5,508         13,251         48,742

GROSS PROFIT                                               12,364         33,015         74,252
OPERATING EXPENSES
   Research and development                                 4,368          7,115         10,191
   Sales and marketing                                     18,368         34,771         75,743
   General and administrative                               6,729         11,206         27,590
   Legal settlement costs                                   1,866             --             --
   Amortization of acquired intangible assets
                                                               --             --          1,477
                                                         --------       --------       --------
   Total operating expenses                                31,331         53,092        115,001

OPERATING LOSS                                            (18,967)       (20,077)       (40,749)
OTHER INCOME (EXPENSE)
     Interest income                                          968            515          1,591
     Interest expense                                        (797)           (42)          (571)
     Other income                                           1,488          1,215            806
     Total other income                                     1,659          1,688          1,826
                                                         --------       --------       --------
NET LOSS                                                  (17,308)       (18,389)       (38,923)

ACCRETION OF REDEEMABLE PREFERRED STOCK                      (220)            --             --
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS              (17,528)       (18,389)       (38,923)
BASIC AND DILUTED NET LOSS PER SHARE                        (0.38)         (0.23)         (0.46)
SHARES USED IN COMPUTING BASIC AND DILUTED NET LOSS
PER SHARE                                                  45,965         79,883         84,134

The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as at January 1, 1999.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (IN THOUSANDS OF EUROS)

                                                              1998           1999           2000
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                               (17,308)       (18,389)       (39,923)
     Adjustments to reconcile net loss to cash
     Used in operating activities:
     Depreciation and amortizations                           1,657          2,076          7,114
                                                                269          2,037          6,130
     Provision for doubtful accounts
     Amortization of deferred compensation                      162            308            273
     Loss on disposal of equipment                               --             --             71
     Legal settlement costs                                   1,866             --             --

     Change in:

     Accounts receivable                                     (4,080)       (18,220)       (19,586)
     Prepaid expenses and other current assets               (1,695)        (1,474)        (4,202)
     Other assets                                               (58)          (830)        (2,987)
     Accounts payable                                           436          2,228          4,877
     Deferred revenue                                        (3,245)         1,542         (1,787)
     Accrued expenses and other liabilities                   1,013          6,298          7,152
                                                           --------       --------       --------
                                                            (20,983)       (24,424)       (41,878)
     Net cash used in operating activities

CASH FLOWS FROM INVESTING ACTIVITIES:
     INVESTMENT IN UNAFFILIATED COMPANY                        (512)        (1,199)            --
     Cash paid for acquisitions, net of cash acquired            --             --         (3,036)
     Restricted cash                                             --         (1,227)         1,269
     Purchases of equipment, net of capital leases           (3,302)        (3,625)       (20,626)
     Purchase of available for sale securities                   --         (1,490)       (27,039)
                                                           --------       --------       --------
     NET CASH USED IN INVESTING ACTIVITIES                   (3,814)        (7,541)       (49,432)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of preferred stock                    1,873             --             --
     Proceeds from sale of common stock, net of
     offering costs                                          52,104          1,759        168,679
     Proceeds from debt issuance                              1,975          7,937         10,758
     Collection on notes receivable from stockholders            --          1,287            141
     Repayments of indebtedness                              (3,233)        (1,144)       (17,791)
     NET CASH PROVIDED BY FINANCING ACTIVITIES               52,719          9,839        161,787
     Effect of change in exchange rates on cash               1,205              6          1,520
Net change in cash and cash equivalents                      29,127        (22,120)        71,997
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  5,058         34,185         12,065
                                                           --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR                       34,185         12,065         84,062


The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks to euros using the exchange rate as at January 1, 1999.

                Consolidated Statements of Convertible Redeemable
                    Preferred Stock and Shareholders' Equity


                                          Convertible Redeemable
                                              Preferred Stock                  Common Stock            Common Stock      Notes
                                           Shares           Amount        Shares         Stated Value      APIC        Receivable
BALANCE, DECEMBER 31, 1997               39,600,000          4,986     33,139,050             --            468           (400)
Net loss                                         --             --             --             --             --             --
Foreign currency translation
adjustments                                      --             --             --             --             --             --
Issuance of common stock of Inc.                 --             --        300,000             --            186             --
Issuance of Series D preferred stock      1,169,550          1,873             --             --             --             --
Issuance of common stock to member
of supervisory board                             --             --        250,005             43            596             --
Issuance of common stock for cash
and forgiveness of legal settlement
obligation                                       --             --        900,450            153          5,661             --
Accretion of preferred stock                     --            220             --             --             --             --
Conversion of preferred stock of
subsidiary to common stock of
parent, net of share amounts not
converted                               (37,841,550)        (7,079)    37,841,550             --          7,079             --
Shares not converted                     (2,928,000)            --    (13,230,000)            --             --             --


                                                                         Accumulated        Total
                                                                            Other        Shareholders'
                                             Deferred     Accumulated   Comprehensive       Equity        Comprehensive
                                           Compensation     Deficit     Income (Loss)     (Deficit)       Income (Loss)
BALANCE, DECEMBER 31, 1997                       --         (9,489)          (172)          (9,593)
Net loss                                         --        (17,308)            --          (17,308)        (17,308)
Foreign currency translation
adjustments                                      --             --            135              135             135
Issuance of common stock of Inc.                 --             --             --              186              --
Issuance of Series D preferred stock             --             --             --               --              --
Issuance of common stock to member
of supervisory board                             --             --             --              639              --
Issuance of common stock for cash
and forgiveness of legal settlement
obligation                                       --             --             --            5,814              --
Accretion of preferred stock                     --           (220)            --             (220)             --
Conversion of preferred stock of
subsidiary to common stock of
parent, net of share amounts not
converted                                        --             --             --            7,079              --
Shares not converted                             --             --             --               --              --

Reclassification for formation of AG             --             --             --          9,894         (9,894)            --
Issuance of common stock in initial
public offering, net                             --             --     15,000,000          2,557         44,774             --
Exercise of stock options                        --             --      3,723,450            634            394         (1,028)
Deferred compensation                            --             --             --             --            961             --
Amortization of deferred compensation            --             --             --             --             --             --
BALANCE, DECEMBER 31, 1998                       --             --     77,924,505         13,281         50,225         (1,428)
Net loss                                         --             --             --             --             --             --
Foreign currency translation
adjustments                                      --             --             --             --             --             --
Unrealized gain on available for                 --             --             --             --             --             --
sale security
Conversion of common stock of                    --             --      2,233,500            416           (416)            --
subsidiary to common stock of parent
Change in stated value of common
stock                                            --             --             --          2,449         (2,449)            --
Exercise of stock options                        --             --      4,232,515            732          1,027             --
Collections on notes receivables
from stockholders                                --             --             --             --             --          1,287
Amortization of deferred compensation            --             --             --             --           (218)            --
BALANCE, DECEMBER 31, 1999                       --             --     84,390,520         16,878         48,169           (141)
Net loss                                         --             --             --             --             --             --
Foreign currency translation
adjustments                                      --             --             --             --             --             --
Unrealized loss on available for
sale securities, net                             --             --             --             --             --             --
Private Placement of Common Stock,
net                                              --             --        500,000            100         38,900             --
Issuance of Common Stock for
Secondary Offering, net                          --             --      1,675,000            335        111,876             --
Conversion of preferred stock of
subsidiary to common stock of parent             --             --        280,000             56            (56)            --


Reclassification for formation of AG                 --             --             --             --             --
Issuance of common stock in initial
public offering, net                                 --             --             --         47,331             --
Exercise of stock options                            --             --             --             --             --
Deferred compensation                              (961)            --             --             --             --
Amortization of deferred compensation               162             --             --            162             --
BALANCE, DECEMBER 31, 1998                         (799)       (27,017)           (37)        34,225        (17,173)
Net loss                                             --        (18,389)            --        (18,389)       (18,389)
Foreign currency translation
adjustments                                          --             --            652            652            652
Unrealized gain on available for
sale security                                        --             --          3,022          3,022          3,022
Conversion of common stock of
subsidiary to common stock of parent                 --             --             --             --             --
Change in stated value of common
stock                                                --             --             --             --             --
Exercise of stock options                            --             --             --          1,759             --
Collections on notes receivables
from stockholders                                    --             --             --          1,287             --
Amortization of deferred compensation               526             --             --            308             --
BALANCE, DECEMBER 31, 1999                         (273)       (45,406)         3,637         22,864        (14,715)
Net loss                                             --        (38,923)            --        (38,923)       (38,923)
Foreign currency translation
adjustments                                          --             --          1,523          1,523          1,523
Unrealized loss on available for
sale securities, net                                 --             --         (3,451)        (3,451)        (3,451)
Private Placement of Common Stock,
net                                                  --             --             --         39,000             --
Issuance of Common Stock for
Secondary Offering, net                              --             --             --        112,211             --
Conversion of preferred stock of
subsidiary to common stock of parent                 --             --             --             --             --

Issuance of Common Stock for
Acquisitions                                     --             --        275,011            275         22,586             --
Exercise of stock options                        --             --        882,485            334          4,635             --
Capital Contribution                             --             --             --             --         12,500             --
Collections on notes receivables
from stockholders                                --             --             --             --             --            141
Amortization of deferred compensation            --             --             --             --             --             --
Allocation of par value resulting
from stock split                                 --             --             --         70,025        (70,025)            --
BALANCE, DECEMBER 31, 2000                       --             --     88,003,016         88,003        168,585              0


Issuance of Common Stock for
Acquisitions                                        --             --             --         22,861             --
Exercise of stock options                           --             --             --          4,969             --
Capital Contribution                                --             --             --         12,500             --
Collections on notes receivables
from stockholders                                   --             --             --            141             --
Amortization of deferred compensation              273             --             --            273             --
Allocation of par value resulting
from stock split                                    --             --             --             --             --
BALANCE, DECEMBER 31, 2000                           0        (84,329)         1,709        173,968        (40,851)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 | ORGANIZATION AND OPERATIONS OF THE COMPANY

INTERSHOP Communications AG, a German stock corporation (the "Company"), is the successor to Intershop Communications, Inc. and Intershop Communications GmbH. Intershop Communications GmbH was originally founded in 1992 as NetConsult Computersysteme GmbH in Germany as a limited liability company. NetConsult Communications GmbH established a wholly owned subsidiary, NetConsult Communications, Inc., a Delaware corporation in March 1996. These companies were subsequently renamed Intershop Communications GmbH and Intershop Communications, Inc., respectively.

In December 1996, Intershop Communications, Inc. ("U.S., Inc.") entered into a share exchange agreement with Intershop Communications GmbH ("GmbH") to acquire 100% of GmbH's outstanding shares. The shareholders of GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (approximately E1.1 million) and capital (approximately E200,000) in GmbH, totaling approximately E1.3 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of GmbH and its subsidiaries.

On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348, into 61,729,050 shares of the Company. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of the Company. Two stockholders, including Stephan Schambach, our founder and Chief Executive Officer, did not contribute all of their shares of U.S., Inc. due to certain tax consequences, and, as of December 31, 2000, still hold 16.0% and 1.5%, respectively, of U.S., Inc.'s common stock These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in the Company at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in AG given the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that they are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid in capital in the accompanying consolidated financial statements. Conversions of U.S., Inc. shares to AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid-in capital. During 1999, these stockholders converted 744,500 common shares of U.S., Inc. for 2,233,500 shares of the Company. During the year ended December 31, 2000, these stockholders converted 93,333 common shares of U.S., Inc. for 280,000 shares of the Company. As of December 31, 2000, these stockholders held 4,548,167 shares in U.S., Inc., and these shares are convertible into 13,644,500 shares of the Company at any time. If these two shareholders were to have converted their shares as of December 31, 2000, they would own approximately 13.4% of the Company.

The accompanying consolidated financial statements reflect the consolidated results of the Company and its wholly and majority owned subsidiaries, which have been prepared according to United States generally accepted accounting principles ("U.S. GAAP"). All significant intercompany transactions and balances between the companies have been eliminated.

With the introduction of the euro on January 1, 1999, the Company has elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/euro exchange rate as at January 1, 1999 of Euro 1 = DM 1.95583. The Company's restated financial statements in euro depict the same trends as would be presented if it had continued to present its consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

Unless otherwise noted, all references to the "Company" refer to INTERSHOP Communications AG and its subsidiaries, as well as its predecessors.

The Company is a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. The Company's products can be integrated with existing business systems to allow its customers to sell goods and services over the Internet without replacing their existing business systems. The merchandising capabilities of the Company's products, such as customer profiling and cross-selling, help allow its customers to maximize sales revenues. The Company also provides professional services for its customers to assist in the installation and ongoing maintenance of its software applications.

During 1997, the Company commenced commercial shipment of its products and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's operations outside of Germany is the local country's currency. Consequently, assets and liabilities of operations outside Germany are translated into euros using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as a separate component of shareholders' equity.

STATEMENT OF CASH FLOWS

The Company paid E540,000, E37,000 and E561,000 in cash for interest in 1998, 1999 and 2000, respectively. The Company paid E13,000, E61,000 and E40,100 in cash for taxes in 1998, 1999 and 2000, respectively. The Company issued stock valued at E22,861,000 in conjunction with acquisitions in 2000 (see Note 6).

The Company considers all investments with original maturities of 90 days or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customer's financial condition and the risk with respect to trade receivables is further mitigated by the fact that the Company's customer base is diversified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate their fair values.

All balances within accounts receivable are due within one year.

Marketable securities designated as available for sale are recorded at market with any unrealized gain or loss being recorded in the shareholders' equity section of the Balance Sheet.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful life.

SOFTWARE DEVELOPMENT COSTS

The Company accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. To date, internal software development costs that were eligible for capitalization have not been significant and the Company has charged all software development costs to research and development expense as incurred.

The Company expenses all research and development costs as incurred.

LONG-LIVED ASSETS

The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the years ended December 31, 1998, 1999, and 2000, management believes that no such impairments exist.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses of E1.5 million, E4.2 million and E13.2 million were included with sales and marketing expenses for 1998, 1999 and 2000, respectively.

STOCK-BASED COMPENSATION

The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included in Note 10 the pro forma disclosures required under SFAS No. 123.

REVENUE RECOGNITION

The Company recognizes the following types of revenue:

Licenses. License fees are earned under software license agreements primarily to end-users and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.

In June 1997, the Company entered into a software license agreement with a shareholder for total license fees of E10.1 million, which was received in cash in 1997. The Company recognized the revenue associated with this agreement over the three-year term of the agreement. In 1998, the Company recognized E3.4 million of revenue associated with this agreement, and E0.8 million related to other agreements with this customer, which combined represented 23% of consolidated revenue in 1998. In 1999, the Company recognized E4.2 million of revenue associated with this agreement representing 9% of consolidated revenue in 1999. In 2000, the Company recognized E2.4 million of revenue associated with this agreement, representing 2% of consolidated revenue in 2000. In 1999, an executive from this customer became a member of our supervisory board. Another member of our supervisory board is also an executive with another one of our customers. Sales to this customer represented 6%, 2% and 3% of consolidated revenue in 1998, 1999 and 2000, respectively. Besides these two customers, no other customer accounted for 10% or more of consolidated revenues for any year presented.

COMPREHENSIVE INCOME

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the Company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders' equity.

Accumulated other comprehensive income consists of the following (in thousands of euros):

                                                            YEAR ENDED DECEMBER 31,

                                                               1999        2000
Foreign currency translation adjustment                         615       2,138
Unrealized gain (loss) on available-for-sale securities       3,022        (429)
                                                             ------      ------
                                                              3,637       1,709

In the year ended December 31,1998, the only component of other comprehensive income is the net foreign currency translation, which was E135,000. A summary of the components of other comprehensive income for the years ended December 31, 1999 and 2000 is as follows (in thousands of euros):

                                                  YEAR ENDED                               YEAR ENDED
                                               DECEMBER 31, 1999                        DECEMBER 31, 2000

                                    Before Tax    Income Tax    After Tax     Before Tax     Income Tax      After Tax
                                      Amount                     Amount         Amount                        Amount
Unrealized gain (loss) on
available-for-sale securities         3,022            --         3,022         (3,202)          (249)        (3,451)
Foreign currency translation
adjustment                              652            --           652          1,523             --          1,523
                                      -----                      ------         ------                        ------
                                      3,674            --         3,674         (1,679)          (249)        (1,928)

EARNINGS PER SHARE

Basic net loss per common share is presented in conformity with SFAS No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. As discussed in Note 1, certain shareholders hold shares in U.S., Inc., and these shares were previously included in basic weighted average common and common equivalent shares outstanding for the purpose of calculating earnings per share. The Company has restated earnings per share to exclude these shares from the calculation of basic earnings per share. For the years ended December 31, 1998 and 1999, basic net loss per share previously reported were (E0.29) and (E0.19), respectively, in comparison with a restated basic earnings per share of
(E8) and (E0.23), respectively.

Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for 1998, 1999 and 2000 because the effect would be antidilutive. The weighted-average number of vested shares of common stock outstanding includes the shares of U.S., Inc., converted at a ratio of 1:3, held by two shareholders of the Company as discussed further in Note 1.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the three years ended December 31, 2000, respectively (in thousands of euros, except per share data)

                                                                  FOR THE YEAR ENDED DECEMBER 31,

                                                                  1998          1999          2000
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                   (17,528)      (18,389)      (38,923)
     Basic net loss per share:
     Weighted average common shares outstanding                 48,590        82,633        85,884
     Less:  Weighted average shares subject to repurchase       (2,625)       (2,750)       (1,750)
    Total weighted average common shares                        45,965        79,883        84,134

     Basic net loss per share                                    (0.38)        (0.23)        (0.46)
     Diluted net loss per share:
     Weighted average common shares outstanding                 45,965        79,883        84,134

     Add:  Weighted average
     shares subject to repurchase                                   --            --            --
     Convertible shares of U.S., Inc.                               --            --            --
     Common Stock option grants                                     --            --            --
                                                               -------       -------       -------
Total weighted average common shares
and common stock equivalents                                    45,965        79,883        84,134
Diluted net loss per share                                       (0.38)        (0.23)        (0.46)


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137,

"Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statements No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for the Company). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and or which physical delivery is probable, (b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign-currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. The Company has no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on the current financial condition or results of the Company's operations.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

3 | PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following (in thousands of euros):

                                                      DECEMBER 31,

                                                    1999         2000
Trade show and advertising prepayments                178          203
Receivables from employees                             --          568
VAT receivable                                      2,435        2,406
Other                                               1,257        4,616
                                                    -----        -----
TOTAL                                               3,870        7,793


4 | PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands of euros):

                                            1999         ADDITIONS       DISPOSALS         2000
Computer equipment                          7,724          13,581          (1,004)         20,301
Furniture and fixtures                      2,552           3,467            (113)          5,906
Leasehold improvements                        332           5,990              --           6,322
                                          -------         -------         -------         -------
SUBTOTAL                                   10,608          23,038          (1,117)         32,529
Accumulated depreciation                   (4,998)         (6,312)            835         (10,475)
                                          -------         -------         -------         -------
PROPERTY AND EQUIPMENT, NET                 5,610                                          22,054


Equipment under capital leases included in property and equipment as at December 31, 1999 was E114,000. Accumulated amortization of leased equipment was E81,000 as at December 31, 1999. The leases were paid in full as at December 31, 2000.

5 | INVESTMENTS

During 1998 and 1999, the Company made investments in a non-public company in Israel totaling E0.5 million and E1.2 million, respectively. The total investment of E1.7 million in this entity represents an ownership interest of approximately 6% as at December 31, 2000. The investments are carried at their original cost basis.

Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of other comprehensive income.

As at December 31, 1999 and 2000, available-for-sale securities consisted of the following (in thousands of euros):

                                                        GROSS         GROSS
                                                      UNREALIZED    UNREALIZED    ESTIMATED FAIR
                                       COST             GAINS         LOSSES           VALUE
DECEMBER 31, 1999
Equity securities                      1,490            3,022            -            4,512
Investment funds                          --               --            -               --

                                                          GROSS             GROSS
                                                        UNREALIZED        UNREALIZED      ESTIMATED FAIR
                                        COST              GAINS             LOSSES             VALUE
DECEMBER 31, 2000
Equity securities                       1,490                --              (650)               840
Investment funds                       27,039               470                --             27,509


6 | ACQUISITIONS

OWIS SOFTWARE GMBH

In July 2000, the Company acquired the assets of Owis Software GmbH ("Owis") for 26,550 shares of the Company's capital stock, the market value of which was approximately E2.4 million, and approximately E2.5 million in cash resulting in an aggregate purchase price of approximately E4.9 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Owis had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Owis's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation (in thousands of euros):

Current assets and other tangible assets             1,263
Liabilities assumed                                 (1,292)
Assembled workforce                                    530
Goodwill                                             4,409
                                                    ------
                                                     4,910

The acquired assembled workforce and goodwill are being depreciated over a period of three years. The operating results of Owis have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

SUBOTNIC GMBH

In December 2000, the Company acquired the assets of Subotnic GmbH ("Subotnic") for 248,461 shares of the Company's capital stock, the market value of which was approximately E20.3 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Subotnic had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Subotnic's assets and liabilities at the date of acquisition.

The following is a summary of the purchase price allocation (in thousands of euros):

Current assets and other tangible assets                348
Liabilities assumed                                  (1,353)
Assembled workforce                                     360
                                                     21,019
Goodwill                                             ------
                                                     20,374

The acquired assembled workforce and goodwill are being depreciated over a period of three years. The operating results of Subtonic have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of the purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

The following unaudited pro forma financial information presents results as if the acquisition of Owis and Subotnic had occurred at the beginning of the respective periods (in thousands of euros):

                                                               DECEMBER 31,

                                                         1999               2000
                                                      (unaudited)        (unaudited)
Pro forma total revenue                                 47,776            123,090
Pro forma net loss                                     (28,258)           (48,801)
Pro forma net loss per share - basic/diluted             (0.35)             (0.58)


These pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of intangible assets arising from the purchase. The pro forma results are not necessarily indicative of the results of operations which actually would have resulted had the purchase been in effect at the beginning of the respective periods or of future results.

ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands of euros):

                                            DECEMBER 31,

                                        1999            2000
VAT payable                             2,476           2,923
Accrued commissions                     1,817           2,464
Employee compensation                   1,208           2,105
Payroll taxes payable                     396             768
Social security                           464             950
Deferred tax liability                     --             264
Other                                   3,599           8,499
                                       ------          ------
                                        9,960          17,973


8 | NOTES PAYABLE TO SHAREHOLDERS

During fiscal 2000, the Company entered into a secured loan agreement for US$10.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6.13%. The note was paid in full in October 2000.

During 1999, the Company entered into a secured loan agreement for E7.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6%. The note was paid in full in November 2000.

During 1996, the Company entered into a series of unsecured loans with certain shareholders. Interest is payable quarterly at 10%. The outstanding principal amounts on the notes are classified as long-term and was E20,000 at December 31, 1999. The notes were repaid in 2000.

9 | COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Facilities and certain furniture and equipment are leased under operating leases. As at December 31, 2000, future minimum annual lease payments are as follows (in thousands of euros):

YEAR ENDED DECEMBER 31,

2001                                     9,520
2002                                     9,108
2003                                     7,793
2004                                     6,849
2005                                     6,875
Subsequent years                        29,306
                                       -------
TOTAL                                   69,451


Rent expense was E1,277,000, E2,022,000 and E6,095,000 for the years ended December 31, 1998, 1999 and 2000 respectively.

LEGAL MATTERS

In January 2001, a U.S. company filed a suit with a U.S. court against U.S., Inc., claiming violation of certain patent rights. The complaint seeks for compensation of damages based on the alleged patent infringements. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.

On March 1, 2001, a securities class action complaint, Juergen Fischer v. INTERSHOP Communications, et al., Case No. 01-0882 was filed in the United States District Court for the Northern District of California, INTERSHOP Communications AG, its management board members, and certain other officers. The complaint alleges that the defendants made material misrepresentations and omissions of material facts concerning the Company's business performance. As at March 7, 2001, the Company had not yet been served with a complaint in this matter. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.

On March 7, 2001, a securities class action complaint, Roberta Casden v. INTERSHOP Communications, et al., Case No. 01-CV-1947, was filed in the United States District Court for the Southern District of New York, INTERSHOP Communications AG, its management board members, and the underwriters of its September 2000 public offering. The complaint alleges that the defendants issued a materially false and misleading registration statement in conjunction with its September 2000 public offering. As of March 7, 2001, the Company had not yet been served with a complaint in this matter. The complaint seeks an unspecified amount of damages. The Company believes there is no merit to the case and intends to defend the case vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter cannot reasonably be determined, the Company has not accrued for any potential loss contingencies.

The Company is a defendant in various other legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on these consolidated financial statements.

10 | SHAREHOLDERS' EQUITY

STOCK SPLITS AND CHANGE IN STATED VALUE

In conjunction with the share exchange discussed in Note 1 between the shareholders of U.S., Inc., in June 1998, the shares of U.S., Inc. were exchanged for shares of the Company on a 1-for-5 basis. In June 1999, the Company changed the stated value of its common stock from DM 5 per share to E1 per share and affected a 3-for-1 stock split. Unless otherwise noted, all share and per share amounts presented have been restated to retroactively reflect this conversion ratio and stock split for all periods presented.

The adjustment to the stated value of the Company's common stock is reflected in the Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity as an increase to the stated value of the common stock for E2.4 million and a corresponding decrease to additional paid in capital as of June 1999.

On June 27, 2000, the Company's Annual Shareholder Meeting authorized a 5-for-1 stock split and authorized management to repurchase up to 10% of its outstanding common stock through November 2001. The stock split became effective on August 16, 2000, when it was registered in the commercial register in accordance with the German Stock Corporation Act. All share and per share amounts presented in the accompanying financial statements have been restated to retroactively reflect the stock split for all periods presented.

CONVERTIBLE REDEEMABLE PREFERRED STOCK

During 1997, the Company issued 6,000,000 shares of preferred stock at approximately E0.6 per share resulting in aggregate proceeds of E3.5 million. In March 1998, the Company sold 1,169,550 shares of preferred stock in U.S., Inc. at approximately E1.60 per share resulting in aggregate proceeds of E1.9 million.

Significant rights, restrictions, and preferences of preferred stock included cash dividends at a rate of 8% per annum, as defined, liquidation preferences, voting rights, and conversion and redemption features.

Prior to the share exchange between the shareholders of U.S., Inc. and the Company in June 1998, all outstanding shares of preferred stock converted to the same number of shares of common stock of U.S., Inc. After considering the conversion ratio and stock split discussed above, shares of U.S., Inc. common stock were converted to shares of the Company on a 1-for-3 basis.

EQUITY TRANSACTIONS IN 2000

In January 2000, the Chairman of the Company's supervisory board purchased 250,000 shares from a trust that administers certain shares issued under the Company's 1997 Equity Incentive Plan. Consistent with the terms of the trust, the proceeds of the sale, E12.5 million, net of related tax effects, were recorded as a capital contribution in paid-in capital.

In March 2000, the Company issued 1,675,000 shares related to its registration with the U.S. Securities and Exchange Commission to register shares of its common stock in the form of American Depository Shares ("ADSs"). The shares were sold to the public in the form of a secondary offering on September 29, 2000 for net proceeds of approximately E112 million.

In August 2000, the Company sold 500,000 shares at E80 per share in a private placement. The Company will use the net proceeds of approximately E38.9 million for general corporate purposes.

CONVERTIBLE PROMISSORY NOTE

In April 1998, U.S., Inc. entered into a convertible promissory note, which bears interest at 7%, with a member of the Company's supervisory board for US$500,000. The principal and accrued interest were convertible at the option of the holder, in whole or in part, into shares of U.S., Inc.'s next series of preferred stock issued in connection with a third party financing at the purchase price per share paid by the third party investors. The principal and interest would automatically convert into common stock in the event that U.S., Inc. completed an underwritten public offering, as defined, at the initial public offering price less a 25% discount. In the event that a new series of preferred stock were not issued, or a public offering did not occur, then the outstanding principal and accrued interest were convertible at the option of the holder, in whole or in part, into common stock of U.S., Inc. at E1.60 per share. All principal and unpaid interest was due and payable, to the extent not converted, on October 28, 1998.

In conjunction with the legal entity reorganization that occurred in June 1998, U.S., Inc. repaid the note to the board member, and the board member purchased 250,005 shares of the Company's common stock for E2.56 per share, resulting in aggregate proceeds of E639,118.

LEGAL SETTLEMENT OBLIGATION

In May 1998, the Company entered into a legal settlement related to a trademark dispute that obligated us to pay E1 million. An investor paid this amount on behalf of the Company. In exchange, this investor purchased 900,450 shares from the Company on June 23, 1998. The final purchase price for these shares was determined based on the average trading price for one month following the Company's initial public offering in Germany. Based on this average trading price, the investor paid an additional E4.0 million in cash for these shares. The Company has recorded the legal settlement cost of E1.9 million the additional cash received of E4.0 million as an increase in equity in exchange for the 900,450 shares issued.

DEFERRED COMPENSATION

In connection with the grant of certain stock options to employees prior to the initial public offering in July 1998, the Company recorded deferred compensation of approximately E1.0 million representing the intrinsic value of the options, i.e., the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Approximately E162,000, E308,000 and E273,000 was expensed during the years ended December 31, 1998, 1999 and 2000, respectively. The balance was expensed in full at December 31, 2000. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. No compensation expense related to any other periods presented has been recorded.

1997 EQUITY INCENTIVE PLAN

The Company had originally reserved 10,000,000 shares of common stock for issuance to employees, directors and consultants under its 1997 Equity Incentive Plan (the 1997 Plan). The Board of Supervisors may grant incentive or non-statutory stock options at prices not less than 100% or 85%, respectively, of fair market value as determined by the Board of Supervisors, at the date of grant. Options vest ratably over periods determined by the Board, generally three years. The Board also has the authority to set exercise dates (no longer than ten years from the date of grant), payment terms, and other provisions for each grant. The Company generally had the right of first refusal for all common stock issued under the 1997 Plan should the holder desire to sell or otherwise transfer any of the shares. The Company's right of first refusal terminated upon the effective date of the Company's initial public offering, July 16, 1998.

1999 EQUITY INCENTIVE PLAN

Effective as of June 21, 1999, the Company adopted a new stock option plan (the 1999 Plan) covering board members, executive officers and certain employees. The options under the 1999 Plan vest ratably over a four year period beginning six months from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the options is equal to 120% of the market price of the shares on the date of grant, where the market price is determined to be the average closing price as quoted on the Neuer Markt for the 10 trading days prior to the date of grant.

There are two pools of shares authorized under the 1999 Plan. There are 665,000 shares for grants of stock options to members of the management board and general managers of subsidiaries and 7,500,000 shares for grants of stock options to all other employees.

STOCK-BASED COMPENSATION

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands of euros, except per share amounts):

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                          1998                1999                2000
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS
     As reported                                        (17,528)            (18,389)            (38,923)
     Pro forma                                          (17,563)            (21,204)            (74,851)
BASIC AND DILUTED EARNINGS PER SHARE

    As reported                                           (0.38)              (0.23)              (0.46)
     Pro forma                                            (0.38)              (0.27)              (0.89)

Option activity under the plans was as follows (in thousands, except per share data):

                                                                                 YEAR ENDED DECEMBER 31,
                                                       1998                            1999                           2000
                                                     WEIGHTED       NUMBER OF        WEIGHTED                        WEIGHT-ED
                                   NUMBER OF         AVERAGE         SHARES          AVERAGE     NUMBER OF SHARES    AVERAGE
                                   SHARES            EXERCISE      OUTSTANDING       EXERCISE     OUTSTANDING        EXERCISE
                                  OUTSTANDING        PRICE (E)                       PRICE (E)                       PRICE (E)
Outstanding at beginning
 of period                            6,495            0.11           5,625            0.59           2,365           14.78
Granted                               3,960            0.84           2,235           15.66           4,086           99.89
Exercised                            (3,720)           0.23          (4,235)           0.43            (882)           5.01
Canceled                             (1,110)           0.20          (1,260)           1.11            (639)          61.11
                                     ------           -----          ------           -----          ------           -----
OUTSTANDING
AT END OF PERIOD                      5,625            0.59           2,365           14.78           4,930           66.48


The following table summarizes information with respect to the stock options outstanding at December 31, 2000:

                                                   Weighted Average
                              Number of Options       Remaining                               Number
    Range of                    Outstanding        Contractual Life   Weighted Average     Exercisable at    Weighted Average
 Exercise Price                   (in 1,000)           (Years)        Exercise Price (E)      12/31/00        Exercise Price (E)
0.02 -   15.15                     1,122                 7.4                8.04               1,119                8.03
15.16 -  30.31                       763                 3.7               22.86                 244               22.38
30.32 -  45.46                       115                 4.3               39.99                  19               37.22
45.47 -  60.62                       133                 4.6               52.89                  11               50.94
60.63 -  75.77                       547                 4.6               67.53                  49               66.05
75.78 -  90.93                       109                 4.3               79.65                  17               78.81
90.94 -  106.08                      397                 4.6               97.22                  31               97.71
106.09 - 121.24                    1,467                 4.3              114.81                 223              115.19
121.25 - 136.39                      210                 4.4              130.02                  29              131.55
136.40 - 151.55                       67                 4.2              144.55                  13              144.55
                                 -------                ----              ------              ------              -------
                                   4,390                 5.0               66.48               1,755               31.18

The 1997 Plan allows for the issuance of options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased subject to a restricted stock purchase agreement generally vest over three years. In the event of termination of employment, the Company may repurchase unvested shares at a price equal to the original issuance price. As at December 31, 2000, 59,423 shares of common stock issued and outstanding were unvested and subject to repurchase by the Company at E0.02 to E8.13 per share. All shares that were exercised early are held by a trustee on behalf of the employee. In the event that an employee leaves the Company with unvested shares, the unvested shares are sold in the open market, and the proceeds of the sale are contributed to the Company.

The fair value of each option grant is estimated on the date of grant utilizing risk-free interest rates on the date of grant (4.2%-5.6% in 1998, 4.6%-6.2% in 1999 and 6.3% in 2000) with maturities equal to the expected option term of 4.5 years. The dividend assumed is estimated at 0% in 1998, 1999 and 2000, and the volatility is assumed to be 0% through the date of the Company's initial public offering in 1998, 69% in 1999 and 86% in 2000.

SHARES RESERVED FOR FUTURE ISSUANCE

As at December 31, 2000, the Company had authorized and conditional capital of 43,490,459 and 22,694,500 shares, respectively. Authorized capital is equivalent to additional authorized shares for acquisitions or sales of common stock with the approval of the Company's supervisory board. Conditional capital is equivalent to shares reserved for future issuance, as follows:

Conversion of remaining U.S., Inc. shares          13,644,500
Stock options                                       9,050,000
                                                   ----------
                                                   22,694,500


11 | INCOME TAXES

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

The income tax benefit differs from the amounts which would result by applying the applicable German statutory rates to the loss before taxes, as follows (in thousands of euros):

                                                                 YEAR ENDED DECEMBER 31,
                                                        1998              1999             2000
PROVISION (BENEFIT) AT GERMAN STATUTORY RATE          (10,079)           (9,783)          (20,707)
Foreign income/losses taxed/benefited at a
different tax rate                                      3,480             2,998             5,914
Change in valuation allowance                           6,036             9,775            58,914
Tax credits                                               (17)               --                --

PERMANENT DIFFERENCES                                      40               214              (394)
Intercompany reserves                                      --                --            60,597
Changes in statutory tax rate                              --            (2,490)           15,949
Other                                                      --              (714)              921
                                                           --                --                --
PROVISION (BENEFIT) FOR INCOME TAXES

The components of the deferred tax asset were as follows (in thousands of euros):

                                                       AS OF DECEMBER 31,

                                                     1999              2000
Net operating loss carryforwards                    18,973            75,063
Tax credit carryforwards                                82                82
Accruals not currently deductible                    1,287             1,966
Capitalized start-up costs and other
Intangibles not currently deductible                    16               300
Interest expense not currently deductible               --             1,150
Other                                                  (99)              612
                                                   -------           -------
                                                    20,259            79,173
                                                   -------           -------
Valuation allowance                                (20,259)          (79,173)
NET DEFERRED TAX ASSET                                  --                --

A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2000 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company, the lack of profitability through December 31, 1999 and 2000.

For the year ended December 31, 2000, the Company had net operating loss carryforwards for tax reporting purposes in various tax jurisdictions as follows (in thousands of euros):

U.S. Federal                       52,696
U.S. State                         68,582
German                            122,780
Other                               4,484
                                  -------
TOTAL                             258,542

In addition, as of December 31, 2000, the Company had U.S. federal and U.S. state income tax credit carryforwards of approximately E70,000 and E40,000, respectively. U.S. federal and state net operating losses carryforwards expire in various periods through 2019. The German net operating loss carryforwards for tax purposes relate to corporate income tax and municipal trade tax and carry forward indefinitely. The Tax Reform Act of 1986 and German tax law contain provisions which may limit the net operating loss and tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

12 | INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena Germany, and are sold through a direct sales force and independent distributors in Europe, North America, South America, Australia, and Asia.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measure is gross margin. Unallocated costs include corporate and other costs not allocated to business segments for management reporting purposes. The accounting policies followed by the Company's business segments are the same as those described in
Note 2 to the consolidated financial statements. The Company does not allocate assets by segment for management reporting purposes.

                                                     FOR THE YEAR ENDED DECEMBER 31,

                                                 1998             1999             2000
REVENUES FROM UNAFFILIATED CUSTOMERS:
     Product                                    11,295           29,534           74,068
     Services                                    6,577           16,732           48,926
                                               -------          -------          -------
TOTAL REVENUE                                   17,872           46,266          122,994

GROSS MARGIN:
     Product                                     9,553           24,748           68,779
     Services                                    2,811            8,267            5,473
                                               -------          -------          -------
TOTAL GROSS MARGIN                              12,364           33,015           74,252

        Revenues by geographic location are attributed to the country from which the sale is made and are presented below (in thousands of euros):

                                        FOR THE YEAR ENDED DECEMBER 31,

                                    1998             1999             2000
Germany                            10,232           17,190           53,465
United States                       5,940           18,366           39,615
United Kingdom                        797            7,000           12,971
Other*                                903            3,710           16,943
                                  -------          -------          -------
TOTAL                              17,872           46,266          122,994

* Revenues for other geographic locations are substantially derived from France in 1997 and 1998 and France and Sweden in 1999 and France, Sweden, China, Korea, Singapore, Japan, and Australia in 2000.

Long-lived assets located by geographic location are as follows (in thousands of euros):

                                           AS AT DECEMBER 31,

                                   1998            1999            2000
Germany                            1,404           1,644           9,106
United States                      2,074           2,671           7,937
United Kingdom                        48             716           3,188
Other*                               141             579           1,823
                                  ------          ------          ------
TOTAL                              3,667           5,610          22,054


13 | LOCAL DISCLOSURE REQUIREMENTS

MANAGEMENT BOARD
Stephan Schambach, Chair
Wilfried Beeck

SUPERVISORY BOARD
Eckhard Pfeiffer, Chair
Theodore J. Smith, Vice Chair
Joerg Menno Harms
Lorenzo Pellicioli
Hartmut Esslinger, Ph.D.

BOARD COMPENSATION In 2000, the annual compensation, accrued but not paid, for the supervisory board was E106,000. In 2000, the total annual compensation for the management board was E51,000.

INVESTMENTS

The following table lists directly and indirectly held investments of the Company that are included in the consolidated financial statements as at December 31, 2000:

OWNERSHIP                                                                  %
Intershop Communications, Inc., San Francisco, U.S.                     82.5
Intershop Communications GmbH, Jena                                      100
Intershop Software Entwicklungs GmbH, Jena                               100
Intershop Communications Ventures GmbH, Hamburg                          100
Intershop (U.K.) Ltd., London, United Kingdom                            100
Intershop Communications S.a.r.l., Paris, France                         100
Intershop Communications AB, Stockholm, Sweden                           100
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China            100
Intershop Communications Singapore Pte. Ltd., Singapore                  100
Intershop Communications Australia Pty Ltd., Sydney, Australia           100
Intershop Communications Taiwan Co. Ltd., Taipei, Taiwan                 100
Intershop Communications Korea Co. Ltd., Seoul, Korea                    100
Intershop Communications K.K., Tokyo, Japan                              100

EMPLOYEES

During fiscal 2000, the Company had an average of 918 employees.

14 | SUBSEQUENT EVENTS

In January 2001, the Company announced plans to restructure certain operations, resulting in the termination of approximately 200 employees worldwide.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
------- -----------------------------------------------------------------------
1.1     Articles of Association of INTERSHOP Communications Aktiengesellschaft
        (as amended).

4.1     Summary Translation of Loan Agreement between Wilfried Beeck and
        Intershop Communications AG (incorporated by reference to Exhibit 10.6 to the Registration Statement of INTERSHOP AG on Form F-1 (File No.
        333-32034)).

4.2     Summary Translation of Loan Agreement between Stephan Schambach and
        Intershop Communications AG (incorporated by reference to Exhibit 10.7 to the Registration Statement of INTERSHOP AG on Form F-1 (File No.
        333-32034)).

10.1    Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft
        Steuerberatungsgesellschaft mbH, Independent Public Accountants.