Form 20-F
period 2001-12-31
INTERSHOP COMMUNICATIONS AG
filed 2002-05-09
CIK 1108517

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       __________________________________

                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
                                       or
[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001
                                       or
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
         For the transition period from _____ to ______


                        Commission file number: 000-30688

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           FEDERAL REPUBLIC OF GERMANY
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                AMSINCKSTRASSE 57
                                 D-20097 HAMBURG
                           FEDERAL REPUBLIC OF GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON
                                                          WHICH REGISTERED

 American Depositary Shares, each representing five      Nasdaq National Market
        Bearer Ordinary Shares, no par value

        Bearer Ordinary Shares, no par value*            Nasdaq National Market
_____________________
*Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        88,191,321 Bearer Ordinary Shares
                        __________

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

                             Yes [x]     No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [x]

                                TABLE OF CONTENTS


                                     PART I

Item 1.         Identity of Directors, Senior Management and Advisors..........3

Item 2.         Offer Statistics and Expected Timetable........................3

Item 3.         Key Information................................................4

Item 4.         Information on the Company....................................15

Item 5.         Operating and Financial Review and Prospects..................23

Item 6.         Directors, Senior Management and Employees....................32

Item 7.         Major Shareholders and Related Party Transactions.............37

Item 8.         Financial Information.........................................38

Item 9.         The Offer and Listing.........................................39

Item 10.        Additional Information........................................41

Item 11.        Quantitative and Qualitative Disclosures About
                Market Risk...................................................51

Item 12.        Description of Securities Other than Equity Securities........52

                          PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies...............52

Item 14.        Material Modifications to the Rights of Security Holders
                and Use of Proceeds...........................................52

Item 15.        Reserved......................................................52

Item 16.        Reserved......................................................52

                         PART III

Item 17.        Reserved......................................................53

Item 18.        Financial Statements..........................................53

Item 19.        Exhibits......................................................53

Item 20.        Consolidated Financial Statements............................F-1

                       CERTAIN DEFINITIONS AND CONVENTIONS

Intershop Communications AG is a German stock corporation (AKTIENGESELLSCHAFT) and is referred to in this Annual Report on Form 20-F as Intershop AG and, together with its subsidiaries, as Intershop, unless the context indicates otherwise, or as "we," "us," "our" and similar terms. Intershop AG's U.S. subsidiary Intershop Communications, Inc. is referred to in this Annual Report on Form 20-F as "U.S., Inc." Our consolidated financial statements included in "Item 18. Financial Statements" in this Annual Report on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States, referred to as U.S. GAAP.

References to "U.S.$", "$" and "Dollars" are to U.S. dollars; references to "DM" or "Deutsche marks" are to German Deutsche marks; and references to "E" or "euro" are to the euro, a currency of the countries currently participating in the European Monetary Union ("EMU"). With the introduction of the euro on January 1, 1999, we have elected to present our consolidated financial statements in euros in this report. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

"Intershop," the Intershop logo, "Enfinity," "Intershop 4" and other Intershop product and service names mentioned herein are registered trademarks of Intershop in Germany and in several other countries. This Annual Report on Form 20-F also contains product and service names of companies other than Intershop that are trademarks of their respective owners.

                           FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to Intershop or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. The forward-looking statements contained in this Annual Report on Form 20-F involve known and unknown risks, uncertainties and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those discussed under "Key Information - Risk Factors" and elsewhere in this Annual Report on Form 20-F. All forward-looking statements in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these forward-looking statements.


PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the fiscal years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data at December 31, 2000 and 2001 are derived from our consolidated financial statements, which have been audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants, and are included elsewhere in this report. The consolidated statement of operations data for the year ended December 31, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997, 1998, and 1999 are derived from our consolidated financial statements, which have been audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants, and are not included in this report. All balances prior to 1999 have been restated from Deutsche marks into euros using the exchange rate at January 1, 1999 of DM 1.95583 = euro 1.

Our consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States.

When reading our selected consolidated financial data, it is important to also read the historical consolidated financial statements and related notes included in this report, as well as the section in this report entitled "Operating and Financial Review and Prospects."

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands of euros, except per share amounts)

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                           1997         1998        1999         2000         2001
REVENUES
     Licenses                                             2,947       11,295      29,534       74,068       20,480
     Services, maintenance and other revenue              2,088        6,577      16,732       48,926       48,174
     ---------------------------------------              -----       ------      ------      -------       ------
     Total revenues                                       5,035       17,872      46,266      122,994       68,654

COST OF REVENUES
     Licenses                                               442        1,742       4,786        5,289        2,338
     Services, maintenance and other revenue              2,245        3,766       8,465       43,453       41,433
     ---------------------------------------              -----       ------      ------      -------       ------
     Total costs of revenues                              2,687        5,508      13,251       48,742       43,771

GROSS PROFIT                                              2,348       12,364      33,015       74,252       24,883

OPERATING EXPENSES
     Research and development                             1,006        4,368       7,115       10,191       15,179
     Sales and marketing                                  4,705       18,368      34,771       75,743       60,766
     General and administrative                           3,454        6,729      11,206       27,590       38,108
     Legal settlement costs                                   -        1,866           -            -            -
     Restructuring costs                                      -            -           -            -       23,276
     Amortization of acquired intangible assets               -            -           -        1,477       21,091
     ------------------------------------------           -----       ------      ------      -------       ------
     Total operating expenses                             9,165       31,331      53,092      115,001      158,420

OPERATING LOSS                                           (6,817)     (18,967)    (20,077)     (40,749)    (133,537)

OTHER INCOME (EXPENSE)
     Interest income                                        122          968         515        1,591        3,759
     Interest expense                                      (292)        (797)        (42)        (571)         (76)
     Write-down of Investments                                -            -           -            -       (2,482)
     Other income                                           (28)       1,488       1,215          806          538
     ------------                                         -----       ------      ------      -------       ------
     Total other income                                    (198)       1,659       1,688        1,826        1,739





NET LOSS                                                 (7,015)     (17,308)    (18,389)     (38,923)    (131,798)

ACCRETION OF REDEEMABLE PREFERRED STOCK                    (149)        (220)          -            -            -
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS             (7,164)     (17,528)    (18,389)     (38,923)    (131,798)
BASIC AND DILUTED NET LOSS PER SHARE                      (0.24)       (0.38)      (0.23)       (0.46)       (1.50)
SHARES USED IN COMPUTING BASIC AND DILUTED NET
LOSS PER SHARE                                           30,170       45,965      79,883       84,134       88,133


                         CONSOLIDATED BALANCE SHEET DATA
                             (in thousands of euros)

                                                                           AT DECEMBER 31,
                                                           1997         1998        1999         2000         2001
Cash and cash equivalents                                 5,058       34,185      12,065       84,062        9,107
Working capital                                             (82)      31,709      10,020      121,188       22,530
Total assets                                             10,731       47,221      53,789      209,455       79,616
Long-term liabilities                                     6,945        1,978         240          159          280
Accumulated deficit                                      (9,489)     (27,017)    (45,406)     (84,329)     (60,632)
Total shareholders' equity (deficit)                     (9,593)      34,225      22,864      173,968       43,873



In fiscal 1997, our immediate predecessor company Intershop Communication, Inc., currently our subsidiary U.S., Inc. (but the parent company in that year), reported its consolidated financial statements in U.S. dollars. These financial statements were then restated and presented in DM after Intershop AG acquired the majority of the outstanding shares of U.S., Inc. during fiscal 1998. With the introduction of the euro on January 1, 1999, we have elected to present the accompanying consolidated financial statements in euros. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euros using the Deutsche mark/euro exchange rate at January 1, 1999 of DM 1.95583 = euro 1. Our restated financial statements in euro depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

                                 EXCHANGE RATES

The following table sets forth, for the years 1997 and 1998, the average, high, and low noon buying rates for the Deutsche mark, shown after conversion into euros at the official fixed conversion rate, and for the years 1999, 2000 and 2001, the average, high and low noon buying rate for converting euros to U.S. dollars, expressed in euros per dollar.

Effective January 1, 1999, the euro was introduced in the 11 member states of the European Union currently participating in the EMU as a common legal currency among those states for "paperless" transactions, pending the substitution of euro bank notes and coins for the national currencies of the participating member states between January 1, 2002 and July 1, 2002. Effective January 1, 2002, the euro is the official legal tender for the participating member states, and the national currencies of those member states will be withdrawn from circulation. The fixed exchange rate for Deutsche marks converted to euros is DM
1.95583 = euro 1. We do not represent that the Deutsche mark or euro amounts shown below could be or could have been converted into U.S. dollars at any particular rate or at all. The period average is the average of the noon buying rates on the last business day of each full calendar month during the relevant period.

YEAR                      AVERAGE            HIGH             LOW
1997                       1.1259           1.2689           1.0398
1998                       1.1120           1.2178           1.0548
1999                       1.0588           1.1812           1.0016
2000                       0.9207           1.0335           0.8270
2001                       0.8909           0.9535           0.8370

MONTH                                         HIGH             LOW

2001
July                                         0.8797           0.8370
August                                       0.9194           0.8775
September                                    0.9310           0.8868
October                                      0.9181           0.8893
November                                     0.9044           0.8770
December                                     0.9044           0.8773

2002
January                                      0.9031           0.8594
February                                     0.8778           0.8613
March                                        0.8836           0.8652
April (through April 15, 2002)               0.8829           0.8750

On April 15, 2002, the noon buying rate for converting dollars to euros was U.S. $0.8802 per euro 1.00.

As of the beginning of 1999, our shares have traded on the Neuer Markt Stock Exchange in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the Neuer Markt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares (referred to as "ADSs") on the NASDAQ Stock Exchange.

                                  RISK FACTORS

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control. An investor should carefully consider the risks described below before purchasing Intershop AG's ordinary shares or ADSs. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, and the trading price of our ordinary shares or ADSs could decline, resulting in a loss of all or part of your investment.

SUBSTANTIAL, PROLONGED DECLINES IN THE U.S. AND GLOBAL TECHNOLOGY AND SOFTWARE MARKETS RESULTING FROM GENERAL ADVERSE ECONOMIC CONDITIONS MAY CAUSE OUR REVENUES AND PROFITABILITY TO SUFFER.

A recession or other difficulty in the economies where we license our products, including North America, Latin America, Europe and Asia, could have a material adverse effect on our business, financial position, operating results or cash flows. Our profitability may be significantly adversely affected by a prolonged economic slowdown in Europe or the United States because we derive a substantial portion of our revenues from software licenses and services in those markets. Various segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. Concerns have increased throughout the technology industry regarding a continuing economic slowdown and negative growth predictions for the remainder of the calendar year 2002 and beyond. Moreover, there is increasing uncertainty in the enterprise software market attributed to many factors, including global economic conditions. Our future license fee revenue and results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions may affect the timing of orders from major customers and other factors related to capital spending. Although we have a diverse client base, we have targeted a number of vertical markets. A prolonged economic slowdown may result in our customers requiring us to renegotiate existing contracts, resulting in less advantageous terms than those currently in place.

WE CANNOT GUARANTEE THAT A VIABLE MARKET FOR OUR PRODUCTS AND SERVICES WILL DEVELOP.

Our products and services facilitate online commerce and communication over public and private electronic data networks. The market for these products and services is in its early stages of development and is rapidly evolving. A viable market may fail to emerge or be sustainable. We cannot predict the level of demand for, and market acceptance of, our products and services, especially considering that acquisition of our products and services requires a large capital or other significant resource commitment. If the market for our products and services does not continue to mature, we will be unable to successfully execute our business plan. Adoption of electronic commerce and knowledge management, particularly by those individuals and companies that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and different methods of conducting business and exchanging information. Our future revenues and profits will substantially depend on the Internet being accepted and widely used for commerce and communication. If Internet commerce does not continue to grow, or grows more slowly than expected, our future revenues and profits may not meet our expectations or those of analysts. In the emerging marketplace of Internet commerce, our products and services involve an innovative approach to the conduct of online business. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of our products and services, thereby generating demand. Companies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. Similarly, purchasers with established patterns of commerce may be reluctant to alter those patterns. In addition, the security and privacy concerns of existing and potential online purchasers may inhibit the growth of online business generally and the market's acceptance of our products and services in particular. Accordingly, a viable market for our products and services may not emerge or be sustainable.

OUR BUSINESS MAY SUFFER IF THE INTERNET INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT.

Our success will depend, in large part, upon the maintenance and development of the Internet infrastructure, including reliable network backbones with the necessary speed, data capacity and security, as well as the timely development of enabling products such as high speed modems, for providing reliable Internet access, services and improved content. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, frequency of use and increased bandwidth requirements. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts of money to adapt our solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Internet sites of customers using our products and services.

WE HAVE INCURRED NET LOSSES IN THE PAST AND EXPECT TO INCUR THEM IN THE IMMEDIATE FUTURE. IF WE CONTINUE TO INCUR NET LOSSES FOR A PERIOD LONGER THAN ANTICIPATED, WE MAY BE UNABLE TO CONTINUE OPERATIONS.

While we had two consecutive quarters of profitability in the first and second fiscal quarters of 2000, we have incurred net losses in the past four years and expect to experience operating losses in the future. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. If we fail to sustain profitability, we may be unable to continue our operations.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH COULD HARM OUR BUSINESS AND CAUSE THE PRICE OF OUR BEARER ORDINARY SHARES AND ADSs TO FALL.

We expect to experience significant fluctuations in our future quarterly operating results that may be caused by many factors. These factors include:

     o the size and timing of orders in one quarter or from quarter to quarter and the fact that the majority of our sales in any given quarter historically occurs in the last few weeks of the quarter;
     o our ability to implement our software solutions within a given quarter and the timing of our customers' acceptance of our products;
     o the potential for delay or deferral of customer implementation of our software and changes in customer budgets; o increases in our operating expenses as we continue to expand our product line and fund greater levels of research and development;
     o   our pricing and mix of products and services sold;

     o   the relatively long sales cycles for some of our products;
     o   changes in our pricing policies or those of our competitors;
     o introduction of new products or product enhancements by our competitors;
     o our historic tendency to have larger sales revenues in the fourth calendar quarter; and
     o our large percentage of European sales which are adversely affected in the third calendar quarter of each year due to reduced business activity in the summer months.

Our business and, therefore, the market price of our bearer ordinary shares and ADSs could be subject to significant fluctuations in response to quarter-to-quarter variations in our operating results.

WE FACE INTENSE AND INCREASING COMPETITION IN THE MARKET FOR ELECTRONIC COMMERCE SOFTWARE APPLICATIONS, AND OUR FAILURE TO COMPETE SUCCESSFULLY COULD DECREASE OUR REVENUES.

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. Since there are relatively low barriers to entry in the market for electronic commerce applications, competition from other established and emerging companies may develop in the future. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and loss of market share, any of which could harm our business, operating results or financial condition. Many of our competitors have, and new potential competitors may have, longer operating histories, significantly greater financial, technical, marketing and other resources than we do, more experience in developing electronic commerce software, larger technical staffs, larger customer bases, more established distribution channels, and greater brand recognition than we do. In addition, many of our competitors have well-established relationships with our current and potential customers, especially in the U.S., and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations. Further, as we continue to transform our business model from selling e-commerce software platforms to selling complete and standardized enterprise e-business software solutions, more companies with which we previously did not compete may emerge as our competitors.

Our current direct competitors are:

     o Electronic commerce software providers, including Art Technology Group, Blue Martini, BroadVision and IBM.
     o Enterprise software providers, including BEA Systems, Microsoft and Oracle.
     o Web content management software providers, including Gauss, Interwoven and Vignette.
     o Electronic procurement software providers, including Ariba, Commerce One and SAP.

Our current indirect competitors are:

     o Online service providers of electronic commerce services, including Digital River, iMall, Yahoo! Stores and others.

Our potential future competitors could also include:

     o Customer Relationship Management (CRM) vendors such as Siebel Systems, E.piphany and Kana Communications; and
     o Supply Chain Management (SCM) suppliers such as i2 Technologies and Manugistics.

We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures will not reduce our future revenues.

IF WE FAIL TO INTRODUCE NEW PRODUCTS AND ENHANCE EXISTING ONES, OUR COMPETITIVE POSITION AND FUTURE BUSINESS PROSPECTS COULD BE HARMED.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products and services. The Internet and the market for electronic commerce software are characterized by rapid technological change, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our technology and products obsolete. Consequently, we cannot predict the life cycles of our products. Further, we may be unsuccessful or experience delays in developing, acquiring or marketing new or enhanced products or services. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products and services and develop new products and services. We must continue to address the increasingly sophisticated and varied needs of our customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. In addition, as we continue to increase our focus on providing products and services directly to individual enterprises, as opposed to application service providers (ASPs), we will face additional concerns that could hinder our ability to respond in a timely manner to changes in market demand. These concerns include trying to accommodate the requirements of a larger pool of customers with more specialized needs and responding to the dynamics of a different market with different product cycles. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, client requirements or emerging industry standards, we may not be able to increase our revenues and expand our business. Any delay or failure in implementing or marketing new or enhanced products or services could harm our competitive position and our future business prospects.

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

OUR FUTURE REVENUES DEPEND ON THIRD PARTIES WHO MARKET, SELL AND DEPLOY OUR PRODUCTS.

We rely on third parties to market, sell and deploy our products. In addition, our customers rely on professional services organizations, such as consulting firms, systems integrators and design firms to assist with the development, integration and implementation of our products. If we cannot adequately train a sufficient number of these firms in the use of our products or if for any reason a large number of them support or promote competing products or technologies, our business might be seriously harmed. Many of these relationships are not subject to formal agreements and none of these firms is under any obligation to provide services to us or our customers. If we fail to develop and maintain relationships with leading consulting firms, system integrators, ASPs and design firms, our ability to successfully market, sell and deploy our products could be reduced.

WE HAVE A LIMITED OPERATING HISTORY, AND OUR SUCCESS MAY BE LIMITED BY FACTORS OFTEN ENCOUNTERED BY COMPANIES WITH A LIMITED OPERATING HISTORY.

We have only been selling some of our products and services or their predecessor versions for 10 years. Our original predecessor company, NetConsult Computersysteme GmbH, was founded in 1992, and we were incorporated in our current form under German law on April 23, 1998. Accordingly, we have only a limited operating history. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support upcoming product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. Any or all of these factors could limit our success.

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

WE CANNOT PREDICT WHETHER DEMAND FOR OUR PRODUCTS MAY BE ADVERSELY AFFECTED BY A RECENT SHIFT IN OUR DISTRIBUTION STRATEGY

We have recently shifted the focus of our distribution strategy away from a reliance on ASP's and toward a greater reliance upon indirect sales via more than 150 worldwide partners, in addition to direct sales by our internal sales force. We cannot predict whether or not the shift in our distribution strategy will generate greater demand for our products and services than had been the case previously when we relied heavily upon ASPs to sell services based on our products. Our increased focus on direct sales of our products through an internal sales force has generated certain increased costs, and we cannot guarantee that such costs will be offset by an increased demand for our products.

WE DEPEND ON THIRD PARTIES FOR LICENSED TECHNOLOGY THAT WE MIGHT NOT BE ABLE TO OBTAIN FROM OTHER SOURCES.

We rely on certain externally developed technology that we license from third parties, including database software from Sybase, Persistence Software and Sun Microsystems, and other software that is integrated with our own software, to perform key functions. Our third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. The loss or inability to maintain any of these technology licenses could prevent use of our products and services until equivalent technology, if available, is identified, licensed and integrated. We cannot assure you that we will be able to acquire new third party licenses that may be necessary for our business. Further, these externally developed technologies, if suffering from defects, quality issues or the lack of product functionality required to make our solutions successful in the marketplace, may seriously impact and harm our business.

LOSING SOME OR ALL OF OUR KEY PERSONNEL COULD HARM OUR ABILITY TO MANAGE OUR BUSINESS.

Our business depends substantially on the performance of our officers and key employees, especially our chief executive officer, Stephan Schambach. We are dependent upon our ability to retain and motivate high quality personnel, especially for our management and development teams. Losing the services of our officers or other key employees could seriously harm our business, operating results and financial condition. Our future success and ability to expand operations also depends upon our ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for top personnel is intense as these personnel are in limited supply, and we might not be able to hire or retain sufficient numbers of other highly qualified technical and managerial personnel to support our business.

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

IF WE FAIL TO MEET THE CHALLENGES ASSOCIATED WITH MANAGING AND GROWING OUR INTERNATIONAL OPERATIONS, OUR BUSINESS MAY SUFFER.

Our products are currently marketed in over 15 countries in Europe, North America, South America, and the Asia/Pacific regions. Our future revenue growth is dependant on leveraging the existing infrastructure and partnerships that we have built in the past as well as the successful continuance of our sales, marketing, support and service organizations, through direct or indirect channels, in the countries in which we are located. In maintaining our international strategy, we face several additional risks which include:

     o uncertainty of market acceptance in new regions due to language, cultural or other factors;
     o lower levels of Internet usage and electronic commerce usage in the countries outside of the U.S. and Europe;
     o unexpected changes and differences in regulatory requirements, particularly as applied to electronic commerce;
     o our inability to manage our international growth, which we began before we were able to firmly establish our business model or infrastructure in a single market or a small number of markets;
     o   difficulty in collecting accounts receivable in some jurisdictions;
     o export controls relating to encryption technology and other export restrictions, or tariffs and other trade barriers;
     o   difficulties in staffing and managing foreign operations;
     o fluctuations in currency exchange rates or reduced protection for intellectual property rights in some countries;
     o seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
     o   potentially adverse tax consequences;
     o   political and economic instability; and
     o our ability to find and develop relationships with international companies.

If we are unable to manage the potential effects of any of these risks, we may not be able to grow our business in the future.

OUR CUSTOMER BASE IS CONCENTRATED AND OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN CERTAIN EXISTING CUSTOMERS.

Our top ten customers accounted for approximately 31% of net sales for the year ended December 31, 1999, 27% of net sales for year ended December 31, 2000, and 41% of net sales and services for the year ended December 31, 2001. We expect to continue to derive a significant portion of our revenues from sales and services to a limited number of customers. The loss or a substantial decrease in the volume of orders from any of our other top customers may harm our business.

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

NEW AND EXISTING LAWS COULD EITHER DIRECTLY RESTRICT OUR BUSINESS OR INDIRECTLY AFFECT OUR BUSINESS BY LIMITING THE GROWTH OF INTERNET COMMERCE.

The adoption of any laws or regulations that restrict our methods of doing business or limit the growth of the Internet could decrease demand for our products and services and increase our cost of doing business. In particular, the U.S. government regulates the export of technology, including encryption technology, which our products incorporate. Export regulations, either in their current form or as may be subsequently enacted, may limit our ability to distribute our software outside of Germany. Any revocation or modification of our export authority or adoption of new laws or regulations relating to the export of software and encryption technology could limit our international operations. The unlawful export of our software could also harm our reputation. Although we take precautions against unlawful export of our software, the global nature of the Internet makes it difficult to effectively control the distribution of software.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret and trademark laws, in addition to nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We cannot assure you that our means of protecting our intellectual property rights in the U.S. or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent. In addition to our existing trademarks and patents, we have a number of pending trademark and patent applications in several jurisdictions. These trademark and patent applications are subject to review by the applicable governmental authority, may be opposed by private parties and may ultimately not be issued. In addition, our intellectual property rights may not survive legal challenges by third parties.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO
RESOLVE.

We cannot assure you that third parties will not claim that our current or future products and services infringe upon their intellectual property rights. For example, the U.S. Patent and Trademark Office has granted, and may continue to grant, patents for inventions that represent traditional methods of doing business, but are adapted for use on the Internet. If a claim of patent infringement by any company were made against us, we would likely incur significant expenses in defending against the claim, which could harm our business. In addition, if a claim of infringement is made against us and we are not successful in defending against the claim, we could be liable for substantial damages. We may also be required to make royalty payments, which could be substantial, to the holder of the patent rights. These events could harm our business and limit our prospects for growth. From time to time, other third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. We are obligated under certain agreements to indemnify other parties and our customers as a result of claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our operating results could be harmed.

WE MAY NOT BE ABLE TO SECURE NECESSARY FUNDING IN THE FUTURE OR MAY ONLY BE ABLE TO DO SO ON TERMS DISADVANTAGEOUS TO US OR OUR CURRENT SHAREHOLDERS.

We require substantial working capital to fund our business. With the exception of two consecutive quarters of profitability in the six months ended June 30, 2000, we have had significant operating losses and negative cash flow from operations since inception and expect that this may continue in the future. Our capital requirements depend on several factors, including the rate of market acceptance of our products and services, the ability to expand our customer base, our ability to control costs and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution or such equity securities may have rights, preferences or privileges senior to those of the holders of our bearer ordinary shares and ADSs. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop new products or services, enhance our existing products and services, take advantage of future opportunities or respond to competitive pressures.

CONCENTRATION OF OWNERSHIP OF OUR BEARER ORDINARY SHARES AND ADSs MAY LIMIT THE VALUE OF OUR BEARER ORDINARY SHARES AND ADSs.

Stephan Schambach, our Chief Executive Officer, is a direct shareholder of Intershop AG. He acquired 8,334,000 bearer ordinary shares of Intershop AG from the Company at a price of E1.20 per share, in a private transaction on March 12, 2002. The shares have not been formally registered. Furthermore, both he and Burgess Jamieson hold shares in U.S., Inc. which may be converted into the bearer ordinary shares of Intershop AG. On January 23, 2002, Intershop AG announced that Mr. Schambach would exchange his remaining shares in U.S., Inc. for Intershop AG bearer ordinary shares. In the proposed transaction, Intershop AG will issue 12,500,000 Intershop AG bearer ordinary shares, in exchange for Mr. Schambach's 4,166,667 shares in U.S., Inc. After completion of the share exchange, which has yet to be formally consummated, Mr. Schambach will own approximately 19.1% of Intershop AG's capital stock, based on 109,025,321 bearer ordinary shares then outstanding. In the event that Mr. Jamieson's remaining shares in U.S., Inc. were converted into our bearer ordinary shares, Messrs. Schambach and Jamieson together would own approximately 20.6% of our capital stock, based on 110,169,821 Intershop AG bearer ordinary shares then outstanding. In this event, Messrs. Schambach and Jamieson, along with other members of our supervisory board, management board and executive officers, would own approximately 26% of our capital stock. As a result, this group of shareholders will be able to exercise significant influence over all matters requiring shareholder approval, and if some or all of this group of shareholders choose to act or vote together, they will have the power to control matters requiring shareholder approval, including supervisory board elections, amendments to our articles of association and approval of significant corporate transactions such as mergers or sales of all of our assets. This concentration of ownership may have the effect of discouraging third parties from making a tender offer or bid to acquire us at a price per share that is above the then-current market price and thereby limit the value of the bearer ordinary shares or ADSs to you.

WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND COULD BE FORCED TO PAY DAMAGES ON THOSE CLAIMS.

Software products as complex as ours may contain undetected errors or defects when first introduced or when new versions are released. Customers or third parties might detect other errors once they have started using our software. They might also use our software for purposes for which it was not intended. Our license agreements with customers and distribution partners often contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our contracts often limit the amounts recoverable by others for damages to the amounts paid to us by the customer for the product or service which gives rise to the claim. Although we have been subject to no such claims as of the date of this annual report, the continued sale and support of our products may result in our being subject to those claims. Moreover, customers who bring liability claims may seek damages beyond the scope of these contracts and subject us to losses which may not be covered by our product liability insurance. If we were required to pay those damages, our operating margins would be reduced.

CERTAIN ANTITAKEOVER PROVISIONS UNDER GERMAN LAW AND IN OUR ARTICLES OF ASSOCIATION MAY DISCOURAGE ACQUISITIONS OF US THAT MAY BE BENEFICIAL TO YOU.

We are subject to the German Takeover Act (WERTPAPIERERWERBS- UND UBERNAHMEGESETZ) which became effective January 1, 2002. These provisions, along with the provisions of our articles of association, may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management. As a result, transactions that would award you a premium for your bearer ordinary shares or ADSs over the current market prices may not be completed. In addition, these provisions may limit your ability to approve transactions that you believe to be in your best interest.

OUR RESULTS OF OPERATIONS MAY BE HARMED BY THE OUTCOME OF ONE OR MORE PENDING LEGAL MATTERS.

Intershop AG is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations. Currently, we are involved in the following legal matters:

     o At the beginning of 2001, several securities class action lawsuits were filed in the U.S. against Intershop AG, our chairman of the management board and certain other officers and the underwriters of our September 2000 public offering. The complaints have been consolidated and allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The consolidated complaint seeks an unspecified amount of damages. Defendants' motion to dismiss the consolidated complaint is pending before the court, and no trial date has yet been set in this case.
     o The German Federal Supervisory Office for Securities Trading (BUNDESAUFSICHTSAMT FUR DEN WERTPAPIERHANDEL - BAWE) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop AG's Preliminary results for 2000. BAWe has handed this case over to the public prosecutor in Hamburg and the prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May of 2001. We have been cooperating with these investigations and, to our knowledge, have never previously been the subject of such investigations. To date, these investigations have resulted in no formal charges brought against the company or our officers.

THE PRICE OF OUR ADSs MAY FLUCTUATE DRAMATICALLY AND YOUR INVESTMENT IN OUR ADSs COULD SUFFER A DECLINE IN VALUE.

The worldwide equity markets in recent years, and in particular the market for Internet stocks, have experienced extreme price and volume fluctuations. This market volatility affects the market prices of the stock of many high technology and Internet companies and is often unrelated or disproportionate to the operating performance of these companies. In addition, negative changes in financial estimates of our performance by securities analysts could cause volatility in the price of our ADSs. These fluctuations, as well as general economic and market conditions, may negatively affect the market price for our bearer ordinary shares and ADSs without regard to any changes in our results of operations or financial condition. The trading price of our common stock has been, and is likely to continue to be, highly volatile. Our stock price is subject to wide fluctuations in response to a variety of factors, including:

     o   quarterly variations in operating results;
     o   announcements of technological innovations;
     o   announcements of new software or services by us or our competitors;
     o   changes in financial estimates by securities analysts; or
     o   other events or factors that are beyond our control.

FUTURE SALES OF OUR SHARES MAY CAUSE OUR SHARE PRICES TO DECLINE.

If our shareholders sell substantial amounts of our bearer ordinary shares, including any bearer ordinary shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of our ADSs could fall. In addition, such sales, especially if executed by our Chief Executive Officer Stephan Schambach, could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Due to these and other factors, we may not meet expectations of securities analysts or investors with respect to revenues or other operating results of the combined company, which could adversely affect our stock price.


ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE BUSINESS

Intershop AG is the successor to both U.S., Inc. and Intershop Communications GmbH ("Intershop GmbH"). Intershop GmbH was originally founded in 1992 as "NetConsult Computersysteme GmbH," a German limited liability company, later re-named "NetConsult Communications GmbH." In March 1996, NetConsult Communications GmbH established a wholly owned subsidiary, NetConsult Communications, Inc., a Delaware corporation. These companies were subsequently re-named "Intershop Communications GmbH" and "Intershop Communications, Inc.," respectively. In December 1996, U.S., Inc. entered into a share exchange agreement with Intershop GmbH to acquire 100% of Intershop GmbH's outstanding shares. The holders of Intershop GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (worth approximately E1.1 million) and capital (worth approximately E200,000) in Intershop GmbH, totaling approximately E1.3 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of Intershop GmbH and our other subsidiaries. On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348 shares, into 61,729,050 shares of Intershop AG. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of Intershop AG, with Intershop AG holding 79.26% of U.S., Inc. Two stockholders, Stephan Schambach, our founder and Chief Executive Officer, and Burgess Jamieson, an investor in U.S., Inc., did not contribute all of their shares of U.S., Inc. due to certain tax considerations. At December 31, 2001, we held 82.5% of U.S., Inc.'s outstanding common stock and Messrs. Schambach and Jamieson held 16.0% and 1.5%, respectively, of U.S., Inc.'s outstanding common stock.

These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in Intershop AG at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in Intershop AG because of the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that their U.S., Inc. shares are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid-in capital in our consolidated financial statements. Conversions of U.S., Inc. shares to Intershop AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid-in capital. During the year ended December 31, 1999, Messrs. Schambach and Jamieson converted 744,500 common shares of U.S., Inc. into 2,233,500 shares of Intershop AG. During the year ended December 31, 2000, these stockholders converted 93,333 common shares of U.S., Inc. into 280,000 shares of the Intershop AG.

At December 31, 2001, Mr. Schambach held 2,500 shares of Intershop AG. At December 31, 2001, Messrs. Schambach and Jamieson held 4,548,167 shares in U.S., Inc., with such shares being convertible into 13,644,500 shares of Intershop AG at any time prior to 2004.

On January 23, 2002, Intershop AG announced that Mr. Schambach would exchange his remaining shares in U.S., Inc for Intershop AG ordinary shares. Under the transaction, Intershop AG will issue 12,500,000 Intershop AG common bearer shares, using conditional capital specifically approved for this purpose, in exchange for Mr. Schambach's 4,166,667 shares in Intershop Communications, Inc. In addition, Mr. Schambach acquired 8,334,000 shares of bearer ordinary shares of Intershop AG from the company, at a price of E1.20 per share, in a private transaction on March 12, 2002. After completion of the share exchange, which has yet to be formally consummated, Mr. Schambach will own approximately 19.1% of our capital stock. In the event that Mr. Jamieson's remaining shares in U.S., Inc. were converted into our bearer ordinary shares, Messrs. Schambach and

Jamieson together would own approximately 20.6% of our capital stock, based on 110,169,821 Intershop AG bearer ordinary shares then outstanding.

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

                           DESCRIPTION OF THE BUSINESS

OVERVIEW

Intershop AG is a global provider of electronic commerce software, with operations in Europe, North America, South America, Asia and the Middle East. Intershop software enables enterprises to develop and deploy dynamic e-commerce sites for purchasing and selling products and services over the Internet.

During fiscal 2001, Intershop continued to transform its business model from selling e-commerce software platforms to selling complete and standardized enterprise e-business software solutions. This evolution has been intended to place Intershop's product portfolio more directly in line with current corporate IT spending behavior and prevailing customer preferences. Intershop strives to provide complete and fully integrated software solutions that offer high returns on investment (ROI), fast time-to-market, and low total cost of ownership (TCO). At the same time, by focusing its sales efforts on large multinational companies, Intershop intends to remain well-positioned to take advantage of a future upturn in the IT spending market.

Our software provides both basic electronic commerce functionality and advanced features, including intelligent merchandising capabilities, workflow processing and channel integration. Our products are designed to support a wide range of business models, from basic business-to-consumer and business-to-business sales to more advanced business models, including electronic procurement and purchasing and sales through online marketplaces. With the unveiling of our industry-specific and cross-industry business solutions, we enable global enterprises to optimize profit margins and strengthen key business relationships. Our industry-specific solutions are designed to meet the e-business needs of certain vertical markets - markets in which we have successful, established customers, including retail, high-tech and manufacturing, automotive and consumer goods. Our cross-industry solutions include Business-to-Business (B2B), Business-to-Consumer (B2C), Supplier, Marketplace and Procurement Solutions. These selected segments have the highest demand for Intershop products and correspond to the industries where Intershop has a strong track record for solution implementation and execution.

Our products allow us to serve not only our customers' present electronic commerce needs, but they also provide an upgrade path to allow customers to engage in the emerging electronic commerce business models of tomorrow. In addition, our software works in conjunction with a company's existing technology infrastructure, integrating front-office and back-office systems such as enterprise resource planning (ERP) and customer relationship management (CRM).

INTERSHOP'S STRATEGIC FOCUS

The Intershop Enfinity e-commerce platform, along with Enfinity Content Management, Enfinity MultiSite and a range of feature-rich business components, combine to form targeted industry and cross-industry software solutions that enable companies to:

     o   Automate and web-enable strategic buying and selling processes;
     o   Dynamically integrate e-commerce and web content management;
     o Centralize the management of multiple, distributed e-commerce initiatives; and
     o Integrate back-end and legacy systems (the existing customer infrastructure).

AUTOMATING AND WEB-ENABLING COMMERCE PROCESSES

To realize the full benefits of e-commerce, enterprises must automate and web-enable all commerce processes with their trading partners.

Ultimately, Intershop AG allows organizations to extend their enterprises and conduct transactions more efficiently with customers, suppliers, business partners, distributors, online marketplaces, and service providers. While it is important to extend the enterprise to enable one business to work with another, the real value comes from several businesses being interconnected. An organization utilizing Intershop software solutions can link multiple business partners, even if these partners are not also using Intershop.

INTEGRATING COMMERCE AND CONTENT

Today's e-business partners require real-time, dynamic and complex information in order to make key decisions. Most enterprises hold commerce-related content in multiple formats that must be handled by different authors and business units, across an array of unlinked back-end systems, which is often costly and inefficient. To develop long term relationships with customers, enterprises need to provide the right dynamic content across every sales channel. In order to do this efficiently, they need to centrally control all content, integrate it with their e-commerce processes and provide dynamic, valuable content to their business partners at every commerce opportunity. Intershop's Enfinity Content Management provides this important functionality, streamlining commerce-related content processes and powering more productive e-commerce strategies.

CENTRALIZING MANAGEMENT OF MULTIPLE E-COMMERCE SITES

In recent years, many large enterprises pursued aggressive e-commerce strategies to capitalize on new market opportunities and to leverage the improved business efficiencies offered by e-business systems. Unfortunately, these enterprises found mixed results as numerous distributed e-commerce projects were often poorly integrated, unscalable, and costly. Today, enterprises are realizing that they need to take an integrated, holistic approach to e-commerce. Different sales and procurement initiatives across an organization have to be coordinated. Multiple online commerce channels have to be integrated and resources have to be utilized more efficiently. Intershop's Enfinity MultiSite enables enterprises to deploy a unified e-commerce strategy by integrating all business units and all distributed online sales and procurement initiatives on one powerful software platform. The benefits of this approach include reduced costs associated with hardware, software, and resources as well as implementation, integration, administration, maintenance, and upgrades. Enfinity MultiSite empowers enterprises to fully leverage top of the line e-commerce functionality across multiple e-commerce initiatives while streamlining operations and minimizing total cost of ownership.

INTEGRATING BACK-END AND LEGACY SYSTEMS

In order for enterprises to realize the full potential of automated, web-enabled commerce processes, it is important to integrate e-commerce systems with all other e-business systems to ensure that there is a seamless transfer of data and information across the supply chain. This includes integrating e-commerce, customer relationship management (CRM), supplier relationship management (SRM), enterprise resource planning (ERP), financials, business intelligence, and any legacy systems an enterprise might have. The benefits of such integration include eliminating as many manual processes as possible, reducing resource costs, and improving business efficiencies as well as the time to market of products and services. The Intershop Enfinity platform and solutions offer unique ways for enterprises to integrate their e-business systems so that they can respond rapidly to changing customer and market needs while maximizing customer satisfaction and profits.

COMPLETE SOLUTIONS

Intershop offers some of the most complete and fully integrated sets of e-commerce solutions that quickly link buyers, suppliers, partners, and customers, web-enabling all buying and selling processes. Commerce processes are driven by integrated content management functionality. Since all Intershop solutions run on the Enfinity platform, they can be centrally managed, enabling enterprises to break from a patchwork of multiple, disconnected e-commerce systems. Because Intershop solutions are extremely flexible, they can scale as the business expands and adapt as the market changes. Intershop's growing base of satisfied customers is evidence that we can deliver e-commerce solutions that will help make the Internet an enterprise's strongest competitive advantage.

PRODUCTS AND SERVICES

Intershop AG provides a comprehensive array of software solutions and related services. Our products enable businesses to purchase and sell products and services online and leverage new commerce channels to reduce costs and increase profits. Further, our products allow application service providers (ASPs) and online marketplaces to facilitate online selling by hosting sites for other businesses and by developing online marketplaces, which bring buyers and sellers together in a virtual environment. We supplement our products with consulting and customer services throughout the process of implementation and ongoing maintenance.

PRODUCTS

Our products are designed to work individually or in conjunction with one another in order to address customers' specific needs and particular business models.

SOLID ELECTRONIC BUSINESS PLATFORM PLUS PACKAGED COMPONENTS

Intershop AG's approach with our Enfinity product is to provide a scalable and flexible electronic business platform, combined with packaged components that simplify application development and implementation. Our scalable platform positions our solutions against infrastructure players such as BEA Systems, Art Technology Group, and IBM. Our packaged components position our solutions against electronic commerce application vendors such as Blue Martini and Broadvision.

SOLUTION BUNDLES FOR KEY VERTICAL MARKETS

Intershop AG's industry-specific solutions are designed to meet the electronic business needs of certain vertical markets - markets in which we have successful, established customers, including automotive, high-tech and engineering, retail and consumer packaged goods. Our solutions focus on the weaknesses of suppliers and specific vertical industries. We have developed the vertical expertise and deep understanding of specific industries and their applications, and have built our solution bundles with these unique requirements in mind.

CROSS-INDUSTRY SOLUTION BUNDLES

Intershop AG's cross-industry solutions are designed to provide select electronic commerce functionality for specific business models and market strategies, such as procurement and marketplaces. Our solutions focus on streamlining and web-enabling all buying and selling processes, integrating existing and content management systems, and managing multiple electronic commerce initiatives on a single platform.

The table below provides additional details on our products:


_________________________________________________________________________________________________________________________

            PRODUCT                         DESCRIPTION               BUSINESS MODELS SUPPORTED       TARGET CUSTOMERS
_________________________________________________________________________________________________________________________
ENFINITY         PLATFORM         An advanced e-commerce           o    Direct sales to             Large enterprises
                                  platform, developed to meet           business or customers       Small- and
                                  the diverse needs of global      o    Indirect sales              mid-sized companies
                                  enterprises, whether it is for        through distributors or
                                  a dynamic direct-to-customer          resellers
                                  e-business site or a more        o    Sales through online
                                  complex, multi-channel solution       marketplaces
                                                                   o    Procurement from
                                                                        multiple suppliers
                                                                   o    Organizing online
                                                                        marketplaces for multiple
                                                                        suppliers and buyers
                 ________________________________________________________________________________________________________
                 MULTISITE        A next generation e-commerce     o    Direct sales to             Large enterprises
                                  platform which enables large          business or customers
                                  enterprises to deploy and        o    Indirect sales
                                  manage multiple e-commerce            through distributors or
                                  initiatives across different          resellers
                                  business units from one          o    Sales through online
                                  platform                              marketplaces
                                                                   o    Procurement from
                                                                        multiple suppliers
                 ________________________________________________________________________________________________________
                 CROSS-INDUSTRY   Extends the platform with        o    B2B                         Large enterprises
                 SOLUTIONS        packaged business components     o    B2C
                                  to provide select e-commerce     o    Procurement
                                  functionality for specific       o    Marketplaces
                                  business models                  o    Supplier
                 ________________________________________________________________________________________________________
                 INDUSTRY         Extends the platform with        o    Retail                      Large enterprises
                 SOLUTIONS        packaged business components     o    High-Tech and
                                  to address the needs of               Engineering
                                  specific industries and key      o    Automotive
                                  businesses                       o    Consumer Goods
                 ________________________________________________________________________________________________________
                 CONTENT          Extends the platform by          o    B2B                         Large enterprises
                 MANAGEMENT       enabling enterprises to more     o    B2C
                                  effectively manage and
                                  integrate product and company
                                  content and data into every
                                  online transaction
_________________________________________________________________________________________________________________________
INTERSHOP 4      MERCHANT         Sophisticated sites for small-   o    Store and Application       ASPs; Small- and
                                  to medium-sized businesses            Hosting                     mid-sized companies
                                  hosted on individuals' servers   o    Sell indirect
                 ________________________________________________________________________________________________________

                 HOSTING          Sophisticated sites for small-   o    Store and Application       ASPs; Small- and
                                  to medium-sized businesses            Hosting                     mid-sized companies
                                  that share a single server       o    Sell indirect
                 ________________________________________________________________________________________________________

                 EPAGES           Entry-level storefronts for      o    Store and Application       ASPs; Small- and
                                  small businesses                      Hosting                     mid-sized companies
                                                                   o    Sell indirect
_________________________________________________________________________________________________________________________

Our products include key components from third-party software vendors, including database software, application servers, integration technologies, and search engines. In most cases, the software supplier has the right to terminate its supplier agreement in the event that we materially breach the license agreement.

SERVICES

We support our software products with a full set of services, including consulting services, customer support and training. We provide these services directly and through a network of more than 600 affiliated service providers. The table below details the services we provide:

________________________________________________________________________________
           SERVICE                         PRINCIPAL ATTRIBUTES
________________________________________________________________________________
TECHNICAL SUPPORT               Variety of technical support packages such as
  PACKAGES                      maintenance and developer support contracts
                                which may include free upgrades and no limits on
                                inquiries
________________________________________________________________________________
TRAINING AND PRODUCT            Comprehensive series of classes to provide the
  EDUCATION                     knowledge and skills to successfully deploy, use
                                and maintain our products and solutions
________________________________________________________________________________
CONSULTING SERVICES             Assessment of electronic commerce business
                                models, marketing plans and technical needs
________________________________________________________________________________

SOFTWARE DEVELOPMENT            Deployment of technology into customer systems
                                and integration into existing enterprise
                                resource planning and infrastructure systems
________________________________________________________________________________
OUTSOURCED PROJECT              Evaluation, execution, testing and roll-out of
  MANAGEMENT                      projects
________________________________________________________________________________


SALES AND MARKETING

SALES

Our sales and distribution strategy involves:

     o Direct sales to large enterprises in the retail, high-tech and manufacturing, automotive, and consumer goods industries.
     o Sales and distribution through strategic partners and value-added resellers.
     o Sales to ASPs who offer hosted application solutions to small and medium-sized businesses and merchants.

Intershop sells its products through a network of worldwide sales and distribution offices located in North America, Europe and Asia/Pacific. We sell directly through an internal sales force and we also sell indirectly through a network of more than 150 partners worldwide. Our partner programs cover the complete enabling cycle of a project (market, sell, integrate, implement & maintain). We are committed to our partners and have dedicated employees within all project-related functions (marketing, sales, consulting, support, training, R&D) to keep our partners informed, involved and provided with the necessary knowledge and tools to implement world-class e-business solutions. The majority of our software license sales are influenced by our partners and delivered by one of these partners in cooperation with our internal sales force. We intend to continue to increase both our direct and indirect sales channels.

MARKETING

Our marketing efforts include identifying appropriate target markets and customers for our products, building appropriate sales and distribution channels to supply our products and services to those markets and customers, promoting and advertising our company and products in order to create brand awareness in target markets, and pricing our products so that they are consistent with customer expectations. Within the enterprise market, we target the key business decision makers, including chief executive officers, chief information officers, vice-presidents of marketing and sales, line of business owners, and directors of electronic commerce strategies. Within the ASP market, we target product managers and product line managers responsible for the electronic commerce line of business.

RESEARCH AND DEVELOPMENT

Our research and development organization has teams which share information amongst themselves in order to more efficiently resolve a similar problem and provide comprehensive solutions. Our product development activities are conducted in large part through our operations in Jena, Germany, and are coordinated closely with our product management resources.

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

INTELLECTUAL PROPERTY AND OTHER RIGHTS

We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures and trade secrets, in addition to patent, copyright and trademark laws.

We license rather than sell our products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have several U.S. and EEC patent applications pending.

"Intershop" is a registered trademark in the U.S. and Germany. The Intershop logo, "Enfinity", and other marks are approved trademarks, or are subject of pending trademark applications in several jurisdictions. The above mentioned trademark applications are subject to review by the applicable governmental authority, may be opposed by private parties and may ultimately not be issued.

In 1998, we entered into a settlement agreement with the Swiss company Intershop Holding AG which limits our use of the name "Intershop" as part of our business name and of our various trademarks and product names. We do not consider these restrictions to have a material adverse effect on our present and future business activities. The restrictions are designed to avoid confusion of the Swiss company with Intershop AG. In particular, as part of the settlement arrangement, we may not set up operations in Switzerland using "Intershop" as a business name or as part of a business name, nor may we use "Intershop" as a formal business name without an addition such as "Communications."

EMPLOYEES

At December 31, 2001, we had a total of 733 employees, a net reduction of 485 positions or a decline of 40% year on year. Intershop reduced its global workforce across all functional areas. The total number of employees includes 154 in research and development, 196 in sales and marketing, 282 in customer support, professional services and training and 101 in administration and finance. Of these employees, 56 were located in the U.S. and 677 were located outside the U.S. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

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

Our software products are sold by U.S., Inc. and other Intershop AG subsidiaries. The software products currently sold and distributed by U.S., Inc. do not contain any encryption technology which is subject to U.S., German or European Union export controls. However, this may change in the future. Export controls either in their current form or as may be subsequently enacted, may delay the introduction of new products or limit our ability to distribute products outside of the U.S. or electronically. While we intend to take precautions against unlawful exportation, the global nature of the Internet makes it difficult to effectively control the distribution of our products. In addition, governmental legislation or regulation may further limit levels of encryption or authentication technology. Further, various countries regulate the import of certain encryption technology and have adopted laws relating to personal privacy issues which could limit our ability to distribute products in those countries.

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

The following table lists our subsidiaries as of December 31, 2001:


   ____________________________________________________________________________________________
   SUBSIDIARY                                                                       OWNERSHIP %
   ____________________________________________________________________________________________
   Intershop Communications, Inc., San Francisco, U.S.A                                 82.5
   ____________________________________________________________________________________________
   Intershop Communications GmbH, Jena                                                   100
   ____________________________________________________________________________________________
   Intershop Software Entwicklungs GmbH, Jena                                            100
   ____________________________________________________________________________________________
   Intershop Communications Ventures GmbH, Hamburg                                       100
   ____________________________________________________________________________________________
   Intershop (U.K.) Ltd., London, United Kingdom                                         100
   ____________________________________________________________________________________________
   Intershop Communications S.a.r.l., Paris, France                                      100
   ____________________________________________________________________________________________
   Intershop Communications AB, Stockholm, Sweden                                        100
   ____________________________________________________________________________________________
   Intershop Communications Hong Kong Co. Ltd., Hong Kong, China                       99.99
   ____________________________________________________________________________________________
   Intershop Communications Singapore Pte Ltd., Singapore                                100
   ____________________________________________________________________________________________
   Intershop Communications Australia Pte Ltd., Sydney, Australia                        100
   ____________________________________________________________________________________________
   Intershop Communications Taiwan Co. Ltd., Taipei, Taiwan                              100
   ____________________________________________________________________________________________
   Intershop Communications Korea Co. Ltd., Seoul, Korea                               99.98
   ____________________________________________________________________________________________
   Intershop Communications K.K., Tokyo, Japan                                           100
   ____________________________________________________________________________________________


                         PROPERTY, PLANTS AND EQUIPMENT

Our principal executive, administrative, marketing and sales, consulting, training, customer support and research and development facilities are located in Jena, Germany, 180 miles southwest of Berlin.

All of our facilities in the U.S. and Europe are leased from third parties. Our principal U.S. sales, marketing, customer service and administrative office occupies approximately 10,028 square feet in San Francisco, California after moving to new office space on April 1, 2002. A lease termination agreement for office space occupying 39,522 square feet in San Francisco, California was reached on March 31, 2002. We also maintain 19,838 square feet of office space on Long Island, New York which is currently not occupied and available for sublease. Our corporate headquarters in Jena, Germany occupies approximately 100,000 square feet, with approximately 50% currently subleased. We also maintain sales and services operations in Hamburg, Berlin and Stuttgart which occupy approximately 9,000 square feet in each city. In addition, we also lease sales and services offices in the metropolitan areas of Boston, Chicago, Hong Kong, Tokyo, London, Paris, Stockholm, and Dubai.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                                    OVERVIEW

Intershop is a global provider of electronic commerce software for global enterprises. Intershop software enables businesses to develop and deploy dynamic e-commerce sites for purchasing and selling products and services over the Internet. The Intershop Enfinity e-commerce platform along with Enfinity Content Management, Enfinity MultiSite and a range of feature-rich business components combine to form targeted industry and cross-industry software solutions that enable companies to:

     o   Automate and web-enable strategic buying and selling processes;
     o   Dynamically integrate e-commerce and web content management;
     o Centralize the management of multiple, distributed e-commerce initiatives; and
     o Integrate back-end and legacy systems (the existing customer infrastructure).

Intershop's industry-specific and cross-industry solutions have been developed through extensive experience executing successful customer projects and through its partnerships with leading consulting companies and implementation providers. Intershop's software solutions and services enable enterprises to improve operational efficiencies and optimize relationships with business partners and customers.

Founded in 1992 in Jena, Germany, Intershop has a long tradition as an innovator in the evolution of e-commerce - a tradition that continues today. We derive a majority of our revenues through licensing of our software products. The balance of our revenues is derived from complementary Education, Support, and Consulting Services.

We have previously prepared and reported our consolidated financial statements in Deutsche marks. With the introduction of the euro on January 1, 1999, we elected to present the accompanying consolidated financial statements in euros. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euros using the Deutsche mark/euro exchange rate at January 1, 1999 of euro 1 = DM 1.95583. Our restated euro financial statements depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in currency other than Deutsche marks.

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

Our license agreements are generally in the same standard form, although each license may be individually negotiated and may contain variations. Our licenses are generally non-transferable or, if transferable, any transfer is subject to our reasonable approval. The standard end-user license agreement provides for an initial license fee based on the number and types of electronic commerce sites or computers involved. Additional license fees are charged when the number of electronic commerce sites or computers exceeds the number covered by the initial license fee. We recognize product license revenues when all of the following conditions are met:

     o   we have persuasive evidence of an arrangement with the customer;
     o   we have delivered the software product to the customer;
     o   the amount of fees to be paid by the customer is fixed or determinable;
         and
     o   the collection of these fees is probable.

If an acceptance period is required, revenues are recognized upon the earlier of the customer acceptance or the expiration of the acceptance. In instances where we provide services that significantly alter the features and functionality of our software, we recognize the license and related service revenues based on the percentage of completion as our work progresses.

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

After revenues increased in 1999 and 2000, revenues significantly decreased in 2001. In addition, we incurred significant costs to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administrative departments. As a result, with the exception of the two quarterly periods ended March 31, 2000 and June 30, 2000, we incurred significant losses for the past four years, and for the year ended December 31, 2001, we had an accumulated deficit of E60.6 million. We intend to continue to invest in sales, marketing and research and development. We therefore expect to incur operating losses in the future.

Our limited operating history makes predicting future operating results very difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of our future performance. After experiencing significant percentage growth in revenues, we encountered a decrease in recent periods. We do not believe that prior growth rates are sustainable or indicative of future operating results. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties.

               FISCAL YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

REVENUES

LICENSES. License revenues were E29.5 million in fiscal 1999, E74.1 million in fiscal 2000 and E20.5 million in fiscal 2001, representing an increase of 151% from fiscal 1999 to fiscal 2000 and a decrease of 72% from fiscal 2000 to fiscal 2001. The increase in license revenues from fiscal 1999 to fiscal 2000 was attributable to the introduction of our Enfinity product and our geographic expansion. The most significant factor for the decrease in license revenue from fiscal 2000 to fiscal 2001 was the considerable reduction in corporate IT spending levels on a worldwide basis. Revenue was also impacted by a transition in our sales efforts. This occurred as Intershop completed a strategic shift in its business model from selling electronic commerce platforms to offering complete standard electronic business software solutions.

SERVICE, MAINTENANCE AND OTHER REVENUES. Service, maintenance and other revenues were E16.7 million for fiscal 1999, E48.9 million for fiscal 2000 and E48.2 million for fiscal 2001, representing an increase of 193% from fiscal 1999 to fiscal 2000, and a negligible decrease from fiscal 2000 to fiscal 2001. Service revenues from professional services consulting fees were E11.3 million for fiscal 1999, E35.8 million for fiscal 2000 and E36.6 million for fiscal 2001. Service revenues from software maintenance and support agreements were E4.0 million for fiscal 1999, E8.1 million for fiscal 2000 and E9.3 million for fiscal 2001. Other revenues, consisting primarily of revenues related to education and training services, were E1.4 million for fiscal 1999, E5.1 million for fiscal 2000 and E2.2 million for fiscal year 2001. The increase from fiscal 1999 to fiscal 2000 and the stabilization in fiscal 2001 in service, maintenance and other revenues are primarily attributable to the increased licensing activity described above, which has resulted in increased revenues from customer implementations and maintenance contracts.

REVENUES BY REGION. Europe contributed revenue totaling E27.9 million for fiscal 1999, E75.5 million for fiscal 2000 and E58.2 million for fiscal 2001, representing 60%, 61% and 85% of global revenues, respectively. The increases in the European to global revenue ratio were attributable to the overall decline in the U.S. and Asian economies, particularly during the end of fiscal 2000. Furthermore, the increase from fiscal 2000 to fiscal 2001 was attributable to high customer confidence and a large installed base across the European region.

Asia contributed revenue totaling E7.9 million for fiscal 2000 and E2.3 million for fiscal 2001, representing 7% and 3% of global revenues. Fiscal 2000 was our first full year of operations in Asia after entering the market in the fall of 1999. During fiscal 2001, our business in Asia was affected by a slowdown in the market for electronic business solutions that occurred in the final quarter of the previous year and worsening economic conditions in the region. As a result, revenues in Asia declined considerably from fiscal 2000 to fiscal 2001.

The U.S. contributed revenue totaling E18.4 million for fiscal 1999, E39.6 million for fiscal 2000 and E8.2 million for fiscal 2001, representing 40%, 32% and 12% of global revenues, respectively. The decrease in the U.S. to global revenue ratio from fiscal 1999 to fiscal 2000 was attributable to the overall decline in the U.S. economy, particularly during the end of fiscal 2000 and during fiscal 2001. During fiscal 2001, our U.S. business was hit by a reluctance of many companies to make IT investments in view of the worsening overall economic outlook, coupled with our weaker market penetration compared to our U.S. competitors. As a result, revenues in the U.S. were considerably lower than planned in fiscal 2001.

COST OF REVENUES

LICENSES. Cost of revenues includes product license costs which include royalties to third party software vendors for software embedded in our product suite, as well as documentation and other informational media associated with our products. Cost of license revenues was E4.8 million for fiscal 1999, E5.3 million for fiscal 2000 and E2.3 million for fiscal 2001. The increase from fiscal 1999 to fiscal 2000 is attributable to the increase in royalties paid to third parties from the increase in license revenues. The decrease from fiscal 2000 to fiscal 2001 is attributable to lower overall revenues due to the downturn in market conditions.

SERVICE, MAINTENANCE AND OTHER REVENUES. Cost of service, maintenance and other revenues include salary and other related costs for our professional services and support staff, as well as third party contractor expenses. Total headcount in our professional services, training and support departments was 175 at December 31, 1999, 380 at December 31, 2000 and 282 at December 31, 2001. Cost of service, maintenance and other revenues was E8.5 million for fiscal 1999, E43.4 million for fiscal 2000 and E41.4 million for fiscal 2001. The increase from fiscal 1999 to fiscal 2000 and stabilization in fiscal 2001 is attributable to the increase in the number of employees providing implementation, training and technical support services.

GROSS PROFIT

Gross profit was E33.0 million for fiscal 1999, E74.3 million for fiscal 2000 and E24.9 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 is attributable to the growth in our customer base as well as the increase in high margin license sales from the introduction of our Enfinity product. The decrease from fiscal 2000 to fiscal 2001 is attributable to a smaller share of high-margin license revenue in total revenue.

Gross margin percentages are impacted by product mix and variable labor costs. Fixed costs and variable material costs have a minimal impact on gross margin. The gross margin on license sales declined modestly from 93% in fiscal 2000 to 89% in fiscal 2001. This was largely attributable to changes in supplier contract terms during the first half of 2001. Some of the Company's suppliers are now paid on a fixed-fee basis, rather than on a variable percentage fee basis. This shift negatively impacts margins during times of low business activity. However, as revenue rises, this effect is expected to reverse itself as fixed fees are applied to an expanding revenue base, resulting in improved margins. Gross margins on service, maintenance and other revenues increased from 11% in fiscal 2000 to 14% in fiscal 2001 as the Company reduced its service workforce and improved the utilization rates of the remaining service personnel.

As a result of the larger contribution of lower-margin service revenue to overall revenue, gross margin generated decreased from 60% in 2000 to 36% in 2001.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT. Research and development expenses were E7.1 million for fiscal 1999, E10.2 million for fiscal 2000 and E15.2 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 was attributable to increases in the number of research and development personnel. The increase from fiscal 2000 to fiscal 2001 reflects our efforts in developing our new product line and our commitment to remain at the forefront of technological advances in this industry. Our new product line includes the offering of cross-industry solutions, solutions for key vertical markets, Enfinity MultiSite as well as a comprehensive content management system. Total headcount in our research and development department was 112 at December 31, 1999, 243 at December 31, 2000 and 154 at December 31, 2001. As a percentage of total revenue, research and development expenses were 15.4%, 8.3% and 22.1% in fiscal years 1999, 2000 and 2001, respectively. The decline in the research and development expense to total revenue ratio from fiscal 1999 to fiscal 2000 was attributable to the faster rate of growth of total revenue compared to the growth in research and development expenses. The increase from fiscal 2000 to fiscal 2001 was mainly attributable to the decline of total revenue while investing in the development of a comprehensive electronic business product portfolio continued at roughly the same level. We launched our new Enfinity cross-industry and industry-specific solutions at CeBIT, a world-famous tradeshow for information and telecommunications technology in Germany in March of 2001. Enfinity MultiSite, the Enfinity Procurement Solution and the Enfinity Content Management system were introduced in Berlin in November of 2001.

SALES AND MARKETING. Sales and marketing expenses were E34.8 million for fiscal 1999, E75.7 million for fiscal 2000 and E60.8 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 is attributable to the increase in the number of sales and marketing employees and the increase in marketing program expenses. The decrease from fiscal 2000 to fiscal 2001 is attributable to lower commission payments to sales representatives, due to lower overall sales. It is also indicative of the benefits from our cost structure review and the strict spending control policy imposed as part of the restructuring in fiscal 2001. Total headcount in our marketing department was 78 at December 31, 1999, 118 at December 31, 2000 and 64 at December 31, 2001. Marketing expenses were E13.2 million for fiscal 1999, E31.1 million for fiscal 2000 and E23.7 million for fiscal 2001. As a percentage of total revenue, sales and marketing expenses were 75.0%, 61.5% and 88.5% of total revenue in fiscal 1999, 2000 and 2001, respectively. The decline in the sales and marketing expense to total revenue ratio from fiscal 1999 to fiscal 2000 is attributable to the faster rate of growth of total revenue compared to the growth in sales and marketing expenses. The increase in the ratio from fiscal 2000 to fiscal 2001 reflects the decline in total revenue while supporting a large expense base created during our expansionary phase in 2000.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were E11.2 million for fiscal 1999, E27.6 million for fiscal 2000 and E38.1 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 is attributable to the increase in the number of administrative personnel. The increase from fiscal 2000 to fiscal 2001 is attributable to increased legal costs and bad debts. Intershop AG has been defending itself in a number of legal proceedings. The increase in bad debt expenses reflects the difficult economic environment during 2001. The number of administrative personnel was 78 at December 31, 1999, 210 at December 31, 2000 and 104 at December 31, 2001. As a percentage of total revenue, general and administrative expenses were 24.0%, 22.0% and 55.5% of total revenue in fiscal 1999, 2000 and 2001, respectively. The decline in the general administration expense to total revenue ratio from fiscal 1999 to fiscal 2000 is attributable to the faster rate of growth of total revenue compared to the growth in general and administrative expenses. The increase in the ratio from fiscal 2000 to fiscal 2001 is attributable to the decline in revenue in 2001.

OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of interest income, interest expense and other non-operating expenses, such as the write-down of investments. Other income, net was E1.7 million for fiscal 1999, E1.8 million for fiscal 2000 and E1.7 million for fiscal 2001. Included in other income (expense), net are employment-related German government subsidies. We are under no obligation to repay any amounts subsidized by the German government for employment related expenses and we do not expect ever to repay such subsidies.

PROVISION FOR INCOME TAXES

From inception through December 31, 2001, we incurred net losses for U.S. federal and state tax purposes and have not recognized any tax provision or benefit. Given our losses incurred and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset. See Note 13 of the Notes to our consolidated financial statements included in Item 18 in this report for a description of the components of the deferred income tax asset.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception in April 1998, we have financed our operations through private placements of preferred stock and bridge loans from investors as well as funds raised from our initial public offering in Germany in July 1998 and a public offering of American Depositary Shares in the U.S. in September 2000. At December 31, 2001, we had E28.5 million in cash, cash equivalents and marketable securities and E22.5 million in working capital. Based on our current cash position and successful restructuring efforts both implemented and proposed to reduce operating expenses and increase organizational effectiveness, management believes that the capital resources on hand are sufficient to fund us through to profitability.

Net cash used in operating activities was E24.4 million in fiscal 1999, E41.9 million in fiscal 2000 and E71 million in fiscal 2001. Net cash flows used in operating activities in fiscal 1999, fiscal 2000 and fiscal 2001 reflect net losses and, in fiscal 1999 and fiscal 2000 to a lesser extent, the increase in accounts receivable from increased revenues.

Net cash used in investing activities was E7.5 million in fiscal 1999, E49.4 million in fiscal 2000 and E4.3 million in fiscal 2001. Cash used in investing activities primarily reflects purchases of property and equipment in each period and the purchase of marketable securities in fiscal 2000. Additionally, the increase in fiscal 2000 can be attributed to the E3.0 million cash used in the acquisition of Owis GmbH. In 2001 we have not been required to continue to invest at the same rate due to depressed market conditions.

Net cash provided by financing activities was E9.8 million in fiscal 1999, E161.8 million in fiscal 2000 and E 0.5 million in fiscal 2001. In fiscal 1999, financing cash flows were primarily proceeds from a loan from a shareholder for E7.0 million. In fiscal 2000, financing cash flows were primarily proceeds from the sale of common stock of E112.0 million in September 2000.

Capital expenditures, net of capital leases, were E3.6 million in fiscal 1999, E20.6 million in fiscal 2000 and E5.7 million in fiscal 2001. Our capital expenditures consisted of purchases of resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. Since our inception, we have generally funded capital expenditures either through the use of working capital or with capital leases. We did not have any equipment under capital lease at December 31, 2001.

During fiscal 2001, we experienced a significant growth in our operating expenses, in particular an increase of E5 million from fiscal 2000 to fiscal 2001 in research and development, an increase of E19.6 million in goodwill and intangible asset amortization expenses and an increase of E23.3 million in restructuring costs. As a result, we anticipate that operating expenses will constitute a material use of our cash resources. We believe that our current resources will be sufficient to meet our near-term working capital and operating resource expenditure requirements.

Future operating lease commitments include facilities and certain furniture and equipment under operating leases. At December 31, 2001, the future minimum annual lease payments are as follows:

________________________________________________________________________________
     YEAR ENDED DECEMBER 31                               LEASE PAYMENTS
________________________________________________________________________________
              2002                                         E8.9 million
________________________________________________________________________________
              2003                                         E7.9 million
________________________________________________________________________________
              2004                                         E7.7 million
________________________________________________________________________________
              2005                                         E7.4 million
________________________________________________________________________________
              2006                                         E7.3 million
________________________________________________________________________________
        Subsequent years                                  E22.1 million
________________________________________________________________________________
              Total                                       E61.3 million
________________________________________________________________________________


Total deferred revenue was E8.8 million in 1999, E6.8 million in 2000 and E5.6 million in 2001. The decline in deferred revenue from fiscal 1999 to fiscal 2000 is largely attributable to a license agreement for E10 million in which fees were received in cash in June 1997. Revenues from this agreement were deferred and recognized as revenue over a three-year period ending in fiscal 2000. E3.4 million, E4.2 million and E2.4 million revenue were recognized in fiscal years 1998, 1999 and 2000, respectively. The decline from fiscal 2000 to fiscal 2001 is attributable to a smaller revenue base, in addition to better revenue recognition procedures.

Allowance for doubtful accounts were E2 million in fiscal 1999, E5.2 million in fiscal 2000 and E13.9 million in fiscal 2001. The increase in gross trade receivables from E24.947 million in fiscal 1999 to E42.165 million in fiscal 2000 was attributable to a larger revenue volume in fiscal 2000. Gross trade accounts receivable decreased to E25.619 in fiscal 2001 due to a smaller revenue base and improved receivables collection management. In addition, the increases in the allowance for doubtful accounts from fiscal 1999 to fiscal 2000 and fiscal 2000 to fiscal 2001 are attributable to collection difficulties with the trade receivables from dot com customers who faced cash flow problems and reductions in capital funding in late 2000 and during 2001.

Goodwill resulting from the acquisitions of Owis Software GmbH in July 2000 and Subotnic GmbH in December 2000 combined to total E25.428 million in fiscal 2000. The goodwill arising from these transactions will be depreciated over a three-year period. In fiscal 2001, E21.1 million in amortization of acquired intangible assets was recorded. This reflects normal amortization charges of E9.1 million as well as impairment charges of E12.0 million. Significant negative industry trends and worsening market conditions indicated that a test for impairment of enterprise level goodwill was necessary. This test, using a discounted cash flow model, resulted in impairment charges of E12.0 million. As a result of new accounting guidelines, effective January 1, 2002, we will cease to amortize goodwill over the useful life of the asset. Instead, we will be obligated to conduct annual asset impairment tests.

We recorded restructuring charges of E23.3 million in fiscal 2001. These restructuring costs primarily relate to office space and related asset write-downs as well as headcount reduction costs, such as severance payments.

                    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, APB Opinion No. 16, although in some instances previously recognized intangibles will be included as part of goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting

Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, i.e., beginning January 1, 2002 for Intershop AG. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time if necessary. Had Intershop AG adopted SFAS No. 142 on January 1, 2001, we would not have recorded a goodwill amortization charge, excluding impairment, of E9.1 million for the year ended December 31, 2001. Intershop AG adopted SFAS No. 142 on January 1, 2002. We will reclassify intangible assets (i.e., assembled workforce) as goodwill, which will result in an increase in reported goodwill of E0.3 million. We have not yet determined whether a cumulative effect adjustment will be required upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. Intershop AG adopted SFAS No. 144 on January 1, 2002 and we do not expect that it will have a material impact on our results of operations, financial position, or cash flows, although it may require a change in the way that we present certain transactions in our financial statements.

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

INTEREST RATE RISK

At December 31, 2001, we had cash, cash equivalents and marketable securities valued at approximately E28.5 million which consists of cash and highly liquid short-term investments with original maturities of three months or less from the date of purchase. These investments may be subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2001 would cause the fair value of these short-term investments to change by an immaterial amount. Declines in interest rates over time will, however, reduce our interest income.

FOREIGN CURRENCY EXCHANGE RATE RISK

Our international sales are primarily made through our subsidiaries in their respective regions and are generally denominated in the local currency. Expenses incurred by our subsidiaries are also denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency with a translation of these business transactions into the reporting currency, the Euro, at the end of the period. The largest portion of Intershop AG's fiscal 2001 business was conducted in currencies that are part of the EMU exchange rate mechanism and are thus pegged to the Euro. The Company's foreign exchange exposure was therefore limited to business transactions conducted in currencies that were not part of the European Monetary Union exchange rate mechanism, notably the U.S. dollar and the British pound sterling. However, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenues and operating income denominated in that currency. In general, appreciation of the euro relative to another currency in which we earn revenue has an adverse effect on euro-denominated revenues and operating income, while depreciation of the euro against such other currency has a positive effect on euro-denominated revenues and operating income.

EQUITY PRICE RISK

We made limited investments in privately- and publicly-held companies. During 1998 and 1999, we invested E0.5 million and E1.2 million, respectively, in a non-public company in Israel. The cost basis of our investment was approximately E1.7 million which represented an ownership interest of approximately 6%. Due to difficult economic conditions and the financial condition and performance of this non-public company, we have written down the whole value of this investment. This has resulted in a non-operational charge of E1.7 million to the income statement for the year ended on December 31, 2001. This charge is included in the write-down of investments.

In 1999, Intershop AG acquired approximately E1.5 million of common stock in a public company in the United Kingdom. This investment was classified as an available-for-sale security and recorded at fair value. In June 2001, we determined that the decline in market value of this investment was other than temporary in nature and recorded a write-down of E0.7 million included in our Write-down of Investments. In October 2001, we sold this investment for E0.9 million. The related gain of E0.2 million is included in other income.

We are exposed to market risk as it relates to changes in the market value of our investments in publicly held companies and marketable securities. We have invested in these securities for purposes other than trading and have classified them as available-for-sale. At December 31, 2001, we had available-for-sale marketable securities with a fair market value of approximately E19.358 million and a cost basis of approximately E19.350 million. The net unrealized gain of E8,000 has been recorded in a separate component of shareholders' equity.

RESEARCH AND DEVELOPMENT

Our research and development organization has teams which share information amongst themselves in order to more efficiently resolve a similar problem and provide comprehensive solutions. Our product development activities are conducted in large part through our operations in Jena, Germany, and are coordinated closely with our product management resources.

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

INFLATION

The rates of inflation on an average basis in Germany during 1999, 2000 and 2001 were 0.6%, 1.9% and 2.5%, respectively. The inflation rates on an annual average basis in the United States for those years were 2.2%, 3.4% and 2.8%, respectively. The effects of inflation on our operations have not been significant in recent years.

                                SUBSEQUENT EVENTS

On January 23, 2002, Intershop AG announced that CEO, Stephan Schambach, would exchange his remaining shares in U.S., Inc. for Intershop AG bearer ordinary shares. Under the transaction, Intershop AG will issue 12,500,000 Intershop AG bearer ordinary shares from conditional capital specifically approved for this purpose in exchange for Mr. Schambach's 4,166,667 shares in U.S., Inc. The share exchange represents a technical consolidation of Intershop's share capital from one of its majority-owned subsidiaries into its parent company, Intershop AG. It has no impact on our current global operating structure. The transaction provides for a tax-efficient consolidation of our ownership structure stemming from our 1998 initial public offering. We expect the transaction to be dilutive to basic earnings per share on a consolidated basis. Basic earnings per share for 2001 will not be affected by the transaction.

On February 8, 2002, Intershop AG announced changes to its top management team. Wilfried Beeck resigned as Chief Operating Officer and Management Board member (VORSTANDSMITGLIED). Management previously reporting to Mr. Beeck reported directly to the CEO, Stephan Schambach, until the appointment of the new Chief Financial Officer on April 15, 2002.

On April 15, 2002, Intershop AG announced the appointment of Dr. Jurgen Schoettler as Chief Financial Officer and member of the Management Board. He will direct Finance, Human Resources, Information Technology, Legal and General Administration and report directly to the CEO, Stephan Schambach.

On February 12, 2002, in order to accelerate our path to profitability, we launched a series of strategic initiatives as part of the 2002 business plan.

NEW MANAGEMENT TEAM: The CEO appointed a new management team, to be based in our new headquarters in Jena, Germany. The new management team is comprised of an increased number of managers with direct profit and loss responsibilities within the various operating areas. This new structure is designed to provide for strong customer focus and improved market response time.

SIMPLIFIED COMPANY STRUCTURE: We streamlined the organization from top to bottom, creating more efficient business operations. Intershop AG consolidated all its corporate functions into our new headquarters in Jena, Germany. As a result of completely redesigning and simplifying the organizational structure, Intershop targets a reduction in the global workforce from 733 employees as of December 31, 2001, to 500 by the end of the second quarter of 2002.

AGGRESSIVE SALES PROGRAM FOR NEW PRODUCTS: With a leaner and more efficient organizational structure in place, all efforts will concentrate on revenue generating activities. To support these plans, we will target global enterprise customers, up-sell the new Enfinity MultiSite and Intershop Content Management product offerings within the installed customer base, intensify indirect selling, and focus more intensely on the retail and high-tech & manufacturing industries.

On February 28, 2002, Intershop AG changed the ratio of its ADS to the underlying Intershop AG bearer ordinary share from 2 ADSs' equaling 1 ordinary share, to 1 ADS equaling 5 ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADS's will evidence ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. Intershop's trading symbol on the Nasdaq National Market was temporarily changed to ISHPD for approximately 20 days in accordance with Nasdaq regulations. After this notification period, the trading symbol reverted to the Nasdaq National Market designation of ISHP. The ratio change does not affect the value of an investor's ADS holdings. Shareholders of Intershop AG bearer ordinary shares will not see any change in the number of shares held. The ratio change is non-dilutive and has no impact on Intershop's balance sheet.

On March 4, 2002, Intershop AG announced that CEO, Stephan Schambach, invested approximately E10 million in cash to purchase Intershop AG bearer ordinary shares. In a private equity placement, Intershop AG issued 8,334,000 new Intershop AG bearer ordinary shares from authorized capital on March 13, 2002 which Mr. Schambach purchased at a price of E1.20 per share. Pricing is based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002. Upon completion of this transaction, Stephan Schambach will hold 8,336,500 Intershop AG bearer ordinary shares, representing 8.6% of Intershop's common stock. Including the 12,500,000 Intershop AG bearer ordinary shares to be issued to Mr. Schambach based on the share exchange arrangement announced in January of 2002, Mr. Schambach will hold 20,836,500 Intershop AG bearer ordinary shares, or 19.1% of common stock. We expect the transaction to be dilutive to basic earnings per share on a consolidated basis. Total shares outstanding following the completion of these transactions will be roughly 109 million. Basic earnings per share for the fiscal year 2001 will not be affected by these transactions.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                                MANAGEMENT BOARD

INTERSHOP AG established its management board in April 1998. The management board is responsible for the management of INTERSHOP AG, the exercise of its business activities and the supervision of its property. The following table lists the current member of the management board:

________________________________________________________________________________
       NAME              AGE      MEMBER               POSITION
________________________________________________________________________________
Stephan Schambach          31       1998     Chairman of the Management Board
                                             (VORSTANDSVORSITZENDER),
                                             Chief Executive Officer and Founder
________________________________________________________________________________

Dr. Jurgen Schoettler      54       2002     Member of the Management Board
                                             (VORSTANDSMITGLIED) and Chief
                                             Financial Officer
________________________________________________________________________________


STEPHAN SCHAMBACH. Since April 1998, Mr. Schambach has served as Chairman of the Management Board and our Chief Executive Officer. In March 1996, Mr. Schambach co-founded INTERSHOP Communications, Inc., our subsidiary and has since served as both Chairman of the Management Board and Chief Executive Officer. In October 1992, Mr. Schambach co-founded NetConsult Computersysteme GmbH, our subsidiary and a technology-consulting firm and has since served as both Chairman of the Management Board and Chief Executive Officer.

DR. JURGEN SCHOETTLER. Dr. Schoettler joined Intershop in April 2002 as Chief Financial Officer. Before joining Intershop he held executive positions at Philips and Alcan and most recently served as CFO and Managing Director at Messer Griesheim, a leading company in the technical gases industry.

Under our articles of association, our supervisory board may adjust the number of members of the management board at any time. Currently, there is one member serving on the management board. The members of the management board are appointed by the supervisory board for a term of no more than five years. The current management board was elected for a term of five years that expires on June 22, 2003.

In addition to the management board, we employ the following executive officers:

________________________________________________________________________________

     NAME                        AGE            PRINCIPAL OCCUPATION
________________________________________________________________________________
Frank Gessner                     33       Senior Vice President Engineering
________________________________________________________________________________
Bernhard Marbach                  43       Vice President Sales, Europe
________________________________________________________________________________
Ray Schaaf                        41       President, Americas
________________________________________________________________________________
Kerstin Schilling                 41       Director Corporate Marketing
________________________________________________________________________________
Sirko Schneppe                    30       Director Product Management and
                                           Product Marketing
________________________________________________________________________________
Dr. Ludger Vogt                   41       Vice President Services, EMEA
________________________________________________________________________________



FRANK GESSNER. Since November 2000, Mr. Gessner has served as our Senior Vice President, Engineering. Mr. Gessner joined Intershop in 1996 as Software Engineer and from 1997 to October 2000 served as VP Engineering of our subsidiary, Intershop Software Entwicklungs GmbH.

BERNHARD MARBACH. Mr. Marbach has served as our Vice President Sales, Europe since February 2002. He served in the same position from 1996 until the beginning of 2001, before taking a nine month sabbatical. Before he joined Intershop, Mr. Marbach was heading sales for NeXT Software's Central European region.

RAY SCHAAF. Since May 2001, Mr. Schaaf has served as our President, Americas. From October 1998 to May 2001, Mr. Schaaf served as President and Chief Executive Officer of Xmarc, Inc. (formerly Formida Software), a provider of infrastructure software solutions, and he remains a director of Xmarc, Inc. Prior to October 1998, Mr. Schaaf held senior management positions at Fabrik Communications, Veritas Software and NeXT Computers.

KERSTIN SCHILLING. Ms. Schilling has served as our Director Corporate Marketing since March 2002. Previously, she held the position of Global Director Event Marketing. Ms. Schilling joined Intershop in 1997 as Event Marketing Manager, Europe. Before joining Intershop, Ms. Schilling was an integral part in establishing the Friedrich-Ebert-Foundation in East Germany. Ms. Schilling was also responsible for conferences and exhibition events in the areas of high-tech and media at Leipziger Messe GmbH.

SIRKO SCHNEPPE. Mr. Schneppe has served as Director Product Management & Product Marketing since February, 2002. He joined Intershop in 1998 as project manager for Intershop Consulting Services with responsibility for projects worldwide. Before joining Intershop, Mr. Schneppe owned his own management consulting firm focusing on Internet and e-commerce projects.

DR. LUDGER VOGT. Since September 2000, Dr. Vogt has served as our Vice President Consulting, Europe and Asia. From February 1999 to August 2000, Dr. Vogt served as our Director Project Management. From 1992 until 1998, Dr. Vogt served as Manager Consulting for Oracle Corporation, a provider of business-to-business software and services. Before joining Intershop in 1999, Dr. Vogt served as Senior Practice Director for Debis, formerly the IT and Services subsidiary of DaimlerChrysler Group, an automobile manufacturer and distributor.

SUPERVISORY BOARD

Our supervisory board oversees the leadership of the management board. The following table lists the current members of the supervisory board:

____________________________________________________________________________________________________
              NAME                  AGE     MEMBER SINCE          PRINCIPAL OCCUPATION
____________________________________________________________________________________________________
Eckhard Pfeiffer, Chairman           59         1999        Consultant
____________________________________________________________________________________________________
Theodore J. Smith, Vice Chairman     71         1998        Chairman, FileNET Corporation
____________________________________________________________________________________________________
Prof. Hartmut Esslinger              56         1999        Founder of FrogDesign, an integrated
                                                            design company
____________________________________________________________________________________________________
Hans W. Gutsch                       58         2001        Director
____________________________________________________________________________________________________
Dr. Hagen Hultzsch                   61         2001        Chairman, T-Systems
____________________________________________________________________________________________________



The following list identifies the members of our supervisory board who serve as directors for other companies:

ECKHARD PFEIFFER:
- General Motors Corporation
- Hughes Electronics Corporation
- L.M. Ericsson AB
- NXView Technologies
- IFCO Systems NV
- Synetc Capital AG

THEODORE J. SMITH:
- FileNET Corporation

HARTMUT ESSLINGER, PH.D.:
- FrogDesign Inc. (Chairman of the supervisory board)

HANS GUTSCH:
- Eye Ticket Corporation
- Rynex Holdings, Ltd.
- EI-Nets, Ltd.

DR. HAGEN HULTZSCH:
- T-Systems
- TranSwitch Inc.
- VPIsystems Inc.
- Heraeus Tenevo AG
- Universitatsklinikum Bonn GmbH
- Leybold Optics
- Oyster Optics Inc.

BOARD PRACTICES

All supervisory board members are elected for one-year terms ending at the date of the annual shareholders' meeting. The above members were elected or re-elected for one-year terms at the last shareholders' meeting on June 13, 2001. Our audit committee is comprised of Theodore J. Smith, Dr. Hagen Hultzsch and Hartmut Esslinger while our HR and Compensation Committee is comprised of Hans W. Gutsch, Theodore J. Smith, and Hartmut Esslinger.

BOARD COMPENSATION

In fiscal 2001, the annual aggregate compensation for the supervisory board was E97,400. In fiscal 2001, the annual aggregate compensation for the management board was E9,700.

EMPLOYEES

Our business in 2001 was strongly influenced by the challenging economic and industry environment and the year marked a period of realignment in terms of both overall business activity as well as the size and reach of our business operations.

By redefining every level of the organization, we were able to increase operating efficiencies and optimize organizational processes and structures. Ongoing headcount reductions resulted in Intershop's total employee count ending December 31, 2001 at 733 employees, a net reduction of 485 positions or a decline of 40% year on year. We reduced our global workforce across all functional areas. At December 31, 2001, we employed 60% of our global workforce in technical departments such as research and development and consulting services; 26% were employed in sales and marketing; and 14% were employed in general and administrative functions. At the end of fiscal 2001, 91% of our employees were deployed in Europe, 7% in the U.S., and 2% in Asia/Pacific.

SHARE OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of our bearer ordinary shares at March 31, 2002 for: o each member of the management board (both of whom are also members of the senior management); o each executive officer; and o each member of the supervisory board.


 NAME OF BENEFICIAL OWNER      BEARER ORDINARY SHARES     PERCENTAGE OWNER (1)
 ________________________      ______________________     ____________________

SUPERVISORY BOARD

Eckhard Pfeiffer                        400,000                    (2)
Theodore J. Smith                       107,290                    (2)
Hartmut Esslinger, PhD                     -                        -

Hans W. Gutsch                          310,000                    (2)
Dr. Hagen Hultzsch                         -                        -

MANAGEMENT BOARD

Stephan Schambach                    20,836,500(3)                18.9%

SENIOR MANAGEMENT

Frank Gessner                           843,720                   1.08%
Thomas Grohnert                           1,245                    (2)
Charles Julien                          112,500                    (2)
Bernhard Marbach                         75,000                    (2)
Dirk Reiche                                -                        -
Ray Schaaf                                 -                        -
Kerstin Schilling                          -                        -
Sirko Schneppe                            1,500                    (2)
Ludger Vogt                                 550                    (2)

(1) Percentage ownership is calculated to reflect the percentage ownership if all outstanding U.S., Inc. shares not already held by Intershop AG were exchanged for Intershop AG shares, including Mr. Schambach's subscription for 8,334,000 new Intershop AG shares in March 2002. If all such outstanding U.S., Inc. shares were so converted, 110,169,821 Intershop AG shares would be issued and outstanding.
(2) Percentage owned is less than one percent of the outstanding bearer ordinary shares.
(3) Stephan Schambach holds 4,166,667 shares in U.S., Inc. These shares are convertible into 12,500,000 shares of Intershop AG at any time prior to 2004. On January 23, 2002, Mr. Schambach announced his intention to exchange all shares in U.S., Inc. into 12,500,000 Intershop AG shares. On March 13, 2002, Mr. Schambach subscribed for 8,334,000 new Intershop AG shares. After these two transactions, Mr. Schambach will hold 20,836,500 Intershop AG shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our bearer ordinary shares at March 31, 2002 by each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our bearer ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. Mr. Schambach holds 16% of the shares of our subsidiary U.S., Inc. which he may exchange at any time for Intershop AG bearer ordinary shares at a ratio of 1:3. Mr. Schambach announced his intention to exchange all of his U.S., Inc. shares on January 23, 2002. The table below assumes that the exchange has been completed. Furthermore, on March 13, 2002 Mr. Schambach purchased an additional 8,334,000 shares in Intershop AG for E10 million. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the bearer ordinary shares indicated.

 NAME OF BENEFICIAL OWNER      BEARER ORDINARY SHARES (1)   PERCENTAGE OWNER (2)
 _________________________     ______________________       ________________
Stephan Schambach                    20,836,500(3)                18.9%
Wilfried Beeck                        7,000,000                   6.35%

(1) Ownership of Intershop AG shares as of March 31, 2001.
(2) Percentage ownership is calculated to include 8,334,000 share issued to Mr. Schambach in March 2002 and reflect the percentage ownership if all outstanding U.S., Inc. shares not already held by Intershop AG were exchanged for Intershop AG shares. If all such outstanding U.S., Inc. shares were so converted, 110,169,821 Intershop AG shares would be issued and outstanding.
(3) Based upon Stephan Schambach's exchange of 4,166,667 shares in Intershop Communications, Inc. into 12,500,000 shares of the Intershop AG as well as his subscription to an additional 8,334,000 shares in March 2002.

At April 15, 2002, based upon information provided by the Depositary, there were 60,335 ADSs, representing approximately 301,675 bearer ordinary shares, held of record by 5 registered holders. The bearer ordinary shares underlying such ADSs represented 0.31% of the then-outstanding bearer ordinary shares. Because our bearer ordinary shares are issued in bearer form only, we are unable to determine the number of bearer ordinary shares directly held by persons resident in the U.S.

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

On March 13, 2002, our CEO, Stephan Schambach, invested approximately E10 million in cash to purchase Intershop AG bearer ordinary shares. In a private equity placement, Intershop AG issued 8,334,000 new Intershop AG bearer ordinary shares from authorized capital which Mr. Schambach purchased at a price of E1.20 per share. Pricing is based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002.

We enter or may enter into transactions in the ordinary course of business with entities with which certain members of the supervisory board, management board or their relatives are affiliated. We do not consider the amount involved in such transactions to be material to the business of Intershop or the entities involved.

ITEM 8. FINANCIAL INFORMATION

                        CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the General Instructions to Form 20-F, our audited consolidated financial statements are set forth under "Item 18. Financial Statements" and are incorporated herein by reference.

OTHER FINANCIAL INFORMATION

LEGAL MATTERS

Intershop is a defendant in various legal matters, either asserted or unasserted, arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on the attached consolidated financial statements. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.

In addition, we are a party to, or involved in, the following legal matters:

In the first quarter of 2001 several securities class action lawsuits were filed in the U.S. against Intershop AG, our chairman of the management board, and certain other officers as well as the underwriters of our September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The lawsuits have been consolidated and the consolidated complaint seeks unspecified damages. Defendants' motion to dismiss the consolidated complaint is pending before the court, and no trial date has yet been set in this case. We believe there is no merit to the case and are vigorously defending against the claims. There can be no assurance that we will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect our operations. As the outcome of this matter cannot reasonably be determined, we have not accrued for any potential loss contingencies.

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

In January 2001, a U.S. company filed a suit in federal district court in Delaware against U.S., Inc., claiming violation of certain patent rights. The complaint seeks compensation for damages based on the alleged patent infringements. This case was settled on September 24, 2001. As part of the settlement, the parties exchanged certain licenses and rights for a limited term under certain of their respective United States patents and patent applications, in addition to other terms and conditions of the settlement agreement which were not disclosed.

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


ITEM 9. THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

Our bearer ordinary shares are listed on the Neuer Markt, which is the principal trading market for such shares. Our bearer ordinary shares are issued only in bearer form and are also traded at regional stock exchanges in Germany (Berlin, Bremen, Dusseldorf, Hamburg, Hannover, Munich, Stuttgart) as well as through Freiverkehr (OTC) and on XETRA, a computerized trading system.

Effective September 29, 2000, 3,350,000 American Depositary Shares ("ADSs"), each representing one-half of one bearer ordinary share, were listed on the Nasdaq National Market ("Nasdaq"). The ADSs trade on Nasdaq under the symbol "ISHP." The Depositary for the ADSs pursuant to the Deposit Agreement is Citibank N.A.

On February 28, 2002, Intershop changed the ratio of one ADS to the underlying bearer ordinary shares from 2 ADSs equaling 1 ordinary share, to 1 ADS equaling 5 ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADSs will evidence ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. Our trading symbol on Nasdaq was temporarily changed to ISHPD for approximately 20 days in accordance with Nasdaq regulations. After this notification period, the trading symbol reverted to the Nasdaq National Market designation of ISHP.

TRADING ON THE NEUER MARKT

The table below sets forth, for the periods indicated, the high and low closing sales prices for the bearer ordinary shares on the Neuer Markt, as provided by Deutsche Borse AG, together with the closing highs and lows of the NEMAX 50 Performance Index. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euros.


_______________________________________________________________________________________________________________
                                                         PRICE PER BEARER                 NEMAX 50 (2)
                                                         ________________                 ________
                                                          ORDINARY SHARE (1)
                                                          ______________
_______________________________________________________________________________________________________________
                                                 HIGH            LOW               HIGH          LOW
_______________________________________________________________________________________________________________
                                                              (IN E)
_______________________________________________________________________________________________________________
ANNUAL HIGHS AND LOWS
_______________________________________________________________________________________________________________
1998                                             8.49             5.28             3343.63        1875.00
_______________________________________________________________________________________________________________
1999                                             60.00            6.64             5212.13        3350.75
_______________________________________________________________________________________________________________
2000                                             135.40           31.20            9631.53        2734.98
_______________________________________________________________________________________________________________
2001                                             13.90            1.28             2920.90        683.82
_______________________________________________________________________________________________________________
QUARTERLY HIGHS AND LOWS
_______________________________________________________________________________________________________________
1999
_______________________________________________________________________________________________________________
First Quarter                                    12.10            6.64             4782.92        3548.68
_______________________________________________________________________________________________________________
Second Quarter                                   16.53            11.73            4295.55        3827.30
_______________________________________________________________________________________________________________
Third Quarter                                    20.90            14.73            4606.11        3350.75
_______________________________________________________________________________________________________________
Fourth Quarter                                   61.60            20.10            5212.13        3433.05
_______________________________________________________________________________________________________________
2000
_______________________________________________________________________________________________________________
First Quarter                                    135.40           48.20            9631.53        4789.8
_______________________________________________________________________________________________________________
Second Quarter                                   110.00           73.20            7567.21        5589.95
_______________________________________________________________________________________________________________
Third Quarter                                    105.00           73.80            6443.87        5212.58
_______________________________________________________________________________________________________________
Fourth Quarter                                   76.40            31.20            5151.36        2734.98
_______________________________________________________________________________________________________________




_____________________________________________________________________________________________________________
2001
_______________________________________________________________________________________________________________
First Quarter                                    13.90            3.90             2920.90        1450.25
_______________________________________________________________________________________________________________
Second Quarter                                   5.88             2.98             1980.94        1309.70
_______________________________________________________________________________________________________________
Third Quarter                                    4.17             1.28             1435.54        683.82
_______________________________________________________________________________________________________________
Fourth Quarter                                   2.57             1.31             1335.25        778.73
_______________________________________________________________________________________________________________
2002
_______________________________________________________________________________________________________________
First Quarter                                    1.92             1.03             1286.44        949.79
_______________________________________________________________________________________________________________
MONTHLY HIGHS AND LOWS
_______________________________________________________________________________________________________________
2001
_______________________________________________________________________________________________________________
January                                          13.90            8.05             2920.9         2116.32
_______________________________________________________________________________________________________________
February                                         9.25             6.16             2681.92        1961.11
_______________________________________________________________________________________________________________
March                                            6.69             3.90             2067.6         1450.25
_______________________________________________________________________________________________________________
April                                            4.10             2.98             1868.92        1309.7
_______________________________________________________________________________________________________________
May                                              5.88             4.26             1980.94        1704.12
_______________________________________________________________________________________________________________
June                                             4.70             3.31             1753.73        1342.21
_______________________________________________________________________________________________________________
July                                             4.17             2.92             1435.54        1066.22
_______________________________________________________________________________________________________________
August                                           3.61             2.33             1281.1         1021.84
_______________________________________________________________________________________________________________
September                                        2.06             1.28             1036.72        683.82
_______________________________________________________________________________________________________________
October                                          2.51             1.41             1120.17        778.73
_______________________________________________________________________________________________________________
November                                         2.57             1.92             1335.25        1059.71
_______________________________________________________________________________________________________________
December                                         2.36             1.31             1327.15        1139.5
_______________________________________________________________________________________________________________
2002
_____________________________________________________________________________________________________________
January                                          1.92             1.57             1286.44        1129.09
_____________________________________________________________________________________________________________
February                                         1.59             1.03             1152.32        949.79
_____________________________________________________________________________________________________________
March                                            1.56             1.16             1078.14        996.42
_____________________________________________________________________________________________________________
April (through April 15, 2002)                   1.45             1.12             1005.80        908.01
_____________________________________________________________________________________________________________

(1) All bearer ordinary share prices as per Frankfurter Wertpapierborse (FWB), or XETRA.
(2) The NEMAX 50 Performance Index is a continuously updated, capital-weighted performance index of 50 innovative, small to midsize companies in high-growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. In principle, the shares included in the NEMAX 50 were selected on the basis of their stock exchange turnover and the issuer's market capitalization. Adjustments to the NEMAX 50 are made for capital changes, subscription rights and dividends. All NEMAX 50 Performance-Index numbers were obtained from Deutsche Borse. Subsequent to June 21, 1999, the highs and lows of the NEMAX 50 have been disclosed on XETRA.

The average daily volumes of our bearer ordinary shares traded on the Frankfurt Stock Exchange during the fiscal years 2000 and 2001 were approximately E786,819 and E396,415, respectively. These numbers are based on total yearly turnover statistics quoted by Deutsche Borse AG.

On April 15, 2002, the closing sales price per bearer ordinary share on the Neuer Markt was E1.21, as provided by the Deutsche Borse AG.

TRADING ON NASDAQ

On September 29, 2000, 1,675,000 bearer ordinary shares in the form of 3,350,000 ADSs were listed on Nasdaq and trading in our ADSs commenced. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on Nasdaq as reported on the Nasdaq National Market.

________________________________________________________________________________
                                                           PRICE PER ADS(1)
________________________________________________________________________________
                                                      HIGH              LOW
________________________________________________________________________________
                                                            (IN U.S. $)
________________________________________________________________________________
ANNUAL HIGHS AND LOWS
________________________________________________________________________________
2000                                                 324.38            123.75
________________________________________________________________________________
2001                                                 63.75             5.0
________________________________________________________________________________
QUARTERLY HIGHS AND LOWS
________________________________________________________________________________
2000
________________________________________________________________________________
Fourth Quarter (commencing October 4, 2000)          324.38            123.75
________________________________________________________________________________

________________________________________________________________________________
2001
________________________________________________________________________________
First Quarter                                        63.75             16.87
________________________________________________________________________________
Second Quarter                                       26.4              13.5
________________________________________________________________________________
Third Quarter                                        19.0              5.0
________________________________________________________________________________
Fourth Quarter                                       11.5              5.6
________________________________________________________________________________
2002
________________________________________________________________________________
First Quarter                                        9.00              4.8
________________________________________________________________________________
MONTHLY HIGHS AND LOWS
________________________________________________________________________________
2001
________________________________________________________________________________
January                                              63.75             38.75
________________________________________________________________________________
February                                             42.5              28.75
________________________________________________________________________________
March                                                30.63             16.88
________________________________________________________________________________
April                                                19.0              13.5
________________________________________________________________________________
May                                                  26.4              16.4
________________________________________________________________________________
June                                                 20.4              13.5
________________________________________________________________________________
July                                                 19.0              13.0
________________________________________________________________________________
August                                               16.4              10.5
________________________________________________________________________________
September                                            9.8               5.0
________________________________________________________________________________
October                                              11.1              5.6
________________________________________________________________________________
November                                             11.5              8.0
________________________________________________________________________________
December                                             11.5              6.4
________________________________________________________________________________
2002
________________________________________________________________________________
January                                              9.0               6.4
________________________________________________________________________________
February                                             7.1               5.0
________________________________________________________________________________
March                                                6.8               4.8
________________________________________________________________________________
April (through April 15, 2002)                       6.3               4.9
________________________________________________________________________________

(1) Adjusted to reflect the change of the ratio of Intershop AG's ADS to the underlying Intershop AG bearer ordinary shares from 2 ADSs' equaling 1 ordinary share, to 1 ADS equaling 5 bearer ordinary shares, on February 28, 2002.

On April 15, 2002, the closing sales price per ADS on Nasdaq was $5.15, as reported on Nasdaq.


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

AUTHORIZED CAPITAL

Intershop AG currently has 154,187,975 bearer ordinary shares authorized for issuance. The ordinary shares are issued only in bearer form.

Intershop AG's shareholders approved at the annual general shareholders' meeting on June 13, 2001 the resolutions presented by the management board and supervisory board. The core resolutions included formally approving the actions of the members of the Management Board (VORSTAND) and the Supervisory Board (AUFSICHTSRAT), authorizing the issue of convertible bonds on up to 21,449,703 Intershop AG shares, extending the authorization to purchase or sell our own stock, as well as authorizing amendments to the Articles of Association in line with the revised German Stock Corporation Law (AKTIENGESETZ). All resolutions were accepted by at least 98% of the capital represented at the meeting.

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

The supervisory board may appoint committees from among its members and may, to the extent permitted by law, vest committees with the authority to make decisions. The supervisory board has created an audit committee and a human resource and compensation committee.

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

Pursuant to our articles of association, the management board must consist of at least one member. The management board currently consists of one member. The member of the management board and the holder of a procuration (a power of attorney) may legally represent Intershop AG. Each member of the management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence (VERTRAUENSENTZUG) by a majority of the shareholders at a general shareholders' meeting, a member of the management board may be removed by the supervisory board prior to the expiration of such term. A member of the management board may not vote on matters relating to certain contractual agreements between such member and us and may be liable to Intershop AG if such member has a material interest in any contractual agreement between a third party and us which was not disclosed to, and approved by, the supervisory board.

Under German law, our supervisory board members and management board member owe a duty of loyalty and care to Intershop AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of Intershop AG's shareholders and its workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting.

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

Our articles provide that resolutions are passed at general shareholders' meetings by a majority of votes cast, unless a vote of a two-thirds majority is required by law. Additionally, German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the general shareholders' meeting at which the matter is proposed:

     o    share capital increases that exclude shareholders' preemptive rights;
     o changes to the articles of association modifying the corporate purpose;
     o    the creation of authorized or conditional capital;
     o    any decrease of capital; o mergers and similar transactions;
     o    dissolution, and
     o company agreements (UNTERNEHMENSVERTRAGE) such as denomination or profit transfer agreements.

SHAREHOLDER MEETINGS

The supervisory board or the management board may call a special meeting of the shareholders. Additionally, our shareholders holding in the aggregate at least E500,000 in nominal value of our issued share capital or shares representing at least 5% of our outstanding shares may call a special meeting of the shareholders.

CHANGE OF CONTROL

There are no provisions in the articles of association that would have an effect of delaying, deferring or preventing a change in control of Intershop AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

On January 1, 2002, the German Takeover Act (WERTPAPIERERWERBS- UND UBERNAHMEGESETZ) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUR DEN WERTPAPIERHANDEL) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Takeover Act requires the management board of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target management board is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target management board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation

Law. A management board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the shareholders no later than eighteen months in advance of a takeover bid by resolution of 75% of the votes cast.

DISCLOSURE OF SHARE HOLDINGS

Intershop's articles of association do not require shareholders to disclose their share holdings. The Securities Trading Act (WERTPAPIERHANDELSGESETZ), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to promptly notify us in writing of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of our outstanding voting rights.

DIVIDENDS

Please see the sections entitled "Dividends" under "Item 3. Key Information," and "Dividend Policy" under "Item 8. Financial Information," which are incorporated herein by reference.

                               MATERIAL CONTRACTS

Not applicable.

                                EXCHANGE CONTROLS

The euro and the Deutsche mark are fully convertible currencies. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany ("Resident") must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ("Non-resident") if such payment exceeds E12,500 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million or E1.5 million (or the equivalent in a foreign currency) during any one month. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-resident holders of ADSs or ordinary shares, see "Item 10 -- Taxation -- German Taxation of Holders of ADSs or Ordinary Shares."

There are no limitations imposed by German law or our articles of association on the right of Non-residents or foreign holders to hold or vote bearer ordinary shares or ADSs.

                                    TAXATION

GENERAL

The following is a summary of material U.S. and German tax considerations relating to the acquisition, ownership and disposition of bearer ordinary shares or ADSs. As noted below, our discussion does not purport to be comprehensive, but we have provided a materially complete description of the tax considerations which may be relevant to the acquisition, ownership and disposition of bearer ordinary shares or ADSs. The discussion is based on tax laws of the U.S. and Germany that are in force at the date hereof and is subject to any changes in these laws occurring after such date, including changes to the Convention Between the United States of America and The Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain other Taxes, which we refer to as the Income Tax Treaty, and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances, and Gifts, which we refer to as the Estate Tax Treaty.

The discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of shares or ADSs, and, in particular, it does not address U.S. federal taxes other than income tax and German taxes other than income tax, gift and inheritance taxes and capital tax. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular U.S. Holder. Some U.S. Holders, including tax-exempt entities, certain insurance companies, traders in securities that elect to mark to market, investors that actually or constructively own 10% or more of the voting shares, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar, may be subject to special rules.

In general, a "U.S. Holder" is any beneficial owner of shares or ADSs:

     o    who is a resident of the U.S. for the purposes of the Income Tax
          Treaty;
     o who is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty;
     o    who owns the shares or ADSs as capital assets;
     o    who owns, directly or indirectly, less than 10% of the voting stock;
     o who does not hold shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services; and
     o who is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the shares or ADSs.

GERMAN TAXATION OF HOLDERS OF ADSs OR ORDINARY SHARES

The following discussion generally summarizes the principal German tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares to a beneficial owner. In October 2000, the Tax Reduction Act (STEUERSENKUNGSGESETZ) was enacted in Germany as part of an extensive tax reform. In December 2001, the Act on Further Development of Company Taxation (GESETZ ZUR FORTENTWICKLUNG DES UNTERNEHMENSSTEUERRECHTS) was enacted as the second stage of the tax reform. For companies whose fiscal year is the calendar year, such as Intershop AG, most of the regulations with regard to dividends, capital gains and other relevant provisions enter into effect for the tax year beginning in 2002. This discussion is also based, in part, on representations of the Depositary and assumes that each obligation of the Deposit Agreement and any related agreements will be performed in accordance with its terms.

The following discussion is not a complete analysis or listing of all potential German tax consequences to holders of ADSs or Ordinary Shares and does not address all tax considerations that may be relevant to all categories of potential purchasers or owners of ADSs or Ordinary Shares.

OWNERS AND PROSPECTIVE PURCHASERS OF ADSs OR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL GERMAN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION THEREOF.

For purposes of applying German tax law and the double tax conventions to which Germany is a party, a holder of ADSs will generally be treated as owning the ordinary shares represented thereby.

GERMAN TAXATION OF DIVIDENDS

With regard to the taxation of dividends, the full imputation system (tax credit system) was applicable in 2001 for the last time provided that the fiscal year of the distributing company equals the calendar year. Under the full imputation system the corporation tax paid by the distributing corporation could be credited against the income tax liability of shareholders resident in Germany. From 2002 onwards, the full imputation system is replaced by the half-income system. Under this system only half of the distributed profits of a corporation will be included in the personal income tax base of an individual shareholder resident in Germany. Therefore, it will no longer be possible to credit the corporation tax paid by the company against the shareholder's income tax. Dividends received by corporate shareholders domiciled in Germany will be tax-exempt in order to avoid double taxation. These rules have some exceptions, which especially apply to financial institutions.

Based on these considerations the German taxation of dividends can be summarized as follows:

Under German domestic income tax laws, German corporations are required to withhold tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident shareholders. As the basis for deduction of the withholding tax is the gross amount, withholding tax will be deducted on the taxable and tax-exempt portion of the dividend received. A 5.5% surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as Intershop AG. The surtax equals 1.1% (5.5% of 20%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.

The Tax Reduction Act decreased the withholding tax on dividends from 25% to 20%. Accordingly, the respective surtax is reduced from 1.375% to 1.10%. For companies whose fiscal year is the calendar year such as Intershop AG, the withholding tax rate of 20% will be effective the first time for regular dividend distributions made in the year 2002.

For an individual holder of ADSs or ordinary shares that is resident in Germany, according to German income tax law, half of the dividends received are subject to German income tax. For such a holder, the taxable amount will be the sum of:
(i) half of the cash payment by Intershop AG and (ii) half of the taxes withheld. For a corporate holder of ADSs or ordinary shares that is domiciled in Germany, according to German income tax law, dividends are exempt from corporation tax. These rules have some exceptions, which especially apply to financial institutions.

Subject to certain conditions, the tax withheld on the gross amount will be eligible for credit against the holder's income tax or corporation tax. Exceeding amounts are refunded upon filing and assessment of the tax return. For holders subject to German trade tax, such tax is imposed in general only on the amount of the dividends received which is subject to income tax. On the portion of the dividends received which is exempt from income tax or corporation tax, trade tax will become due if the holder of ADSs or ordinary shares does not own at least 10% of the shares in the distributing corporation for an uninterrupted period of 12 months since the beginning of the tax year.

REFUND OF GERMAN TAX TO U.S. HOLDERS

A partial refund of the 20% withholding tax equal to 5% of the gross amount of the dividend and a full refund of the surtax can be obtained by a U.S. Holder under the U.S.-German income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income, German Federal Law Gazette 1991 II, page 355) (the "Treaty"). Thus, for each U.S.$100 of gross dividends paid by Intershop AG to a U.S. Holder, the dividends after partial refund of the 20% withholding tax and a refund of the surtax under the Treaty will be subject to a German withholding tax of U.S.$15.

U.S. Holders were entitled to a further refund equal to 5% of the gross amount of the dividend in accordance with the Treaty so long as the German imputation system provided German resident individual shareholders with a tax credit for corporation taxes with respect to dividends paid by German corporations. As mentioned above, the German full imputation system has been repealed, with effect in the tax year 2002 for distributing companies whose fiscal year is the calendar year, such as Intershop AG.

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Depositary) a claim for a refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fur Finanzen, 53221 Bonn, Germany. The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

U.S. Holders must also submit to the German tax authorities certification of their most recently filed U.S. federal income tax return, IRS Form 6166. Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service ("IRS"), Philadelphia Service Center Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. Holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

In accordance with arrangements under the Deposit Agreement, the Depositary, Citibank N.A. (or a custodian as its designated agent) holds the ordinary shares and receives and distributes dividends to the U.S. Holders. The Depositary has agreed, to the extent practicable, to perform administrative functions necessary to obtain the refund of amounts withheld in excess of the Treaty rate for the benefit of U.S. Holders who supply the necessary documentation.

Under the Deposit Agreement, the Depositary has agreed to send to the U.S. Holders of ADSs a notice explaining how to claim a refund, the form required to obtain the IRS Form 6166 certification and the German claim for refund form. The notice will describe how to obtain the certification on IRS Form 6166. In order to claim a refund, the U.S. Holder should deliver the certification provided to it by the IRS to the Depositary along with the completed claim for refund form. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such broker or financial intermediary for forwarding to the Depositary. In all other cases, the U.S. Holders should deliver the required documentation directly to the Depositary. The Depositary will forward the certification and the signed authorization to us. With the Depositary's prior authorization, we will prepare and file on behalf of U.S. Holders the German claim for refund form with the Form 6166, as well as other necessary documentation, with the German tax authorities.

The German tax authorities will issue the refunds, which will be denominated in euros, in the name of the Depositary. The Depositary will convert the refunds into Dollars and issue corresponding refund checks to the U.S. Holders or their brokers.

REFUND OF GERMAN TAX TO HOLDERS OF ADSs OR ORDINARY SHARES IN OTHER COUNTRIES

A holder of ADSs or ordinary shares resident in a country other than Germany or the United States that has a double taxation convention with Germany may obtain a partial refund of German withholding taxes. Rates and procedures may vary according to the applicable treaty. For details, such holders are urged to consult their own tax advisors.

TAXATION OF CAPITAL GAINS

Half of a capital gain derived from the sale or other disposition by an individual holder resident in Germany of ADSs or ordinary shares is subject to income tax if the ADSs or ordinary shares are held as part of his or her trade or business or if the ADSs or ordinary shares are sold within a period of one year after acquisition.

A capital gain derived from the sale or other disposition by a corporate holder domiciled in Germany of ADSs or ordinary shares in general is exempt from corporation tax. These rules have some exceptions, which especially apply to financial institutions.

Special rules apply for individual and corporate holders resident in Germany if the shares have been received in the course of a tax-exempt reorganization.

For holders subject to German trade tax, such tax is imposed in general only on the portion of the capital gain that is subject to income tax.

The above mentioned half-income system therefore does apply to the taxation of dividends and capital gains. The half-income system enters into effect for capital gains derived in the 2002 tax year provided that the fiscal year of the company whose shares are sold equals the calendar year, such as Intershop AG.

A holder resident or domiciled in a country other than Germany is not subject to German income or corporation tax on the capital gain derived from the sale or other disposition of ADSs or ordinary shares.

OTHER GERMAN TAXES

There are no German net worth, transfer, stamp or similar taxes on the holding, purchase or sale of ADSs or ordinary shares.

GERMAN ESTATE AND GIFT TAXES

A transfer of ADSs or ordinary shares by gift or by reason of the death of a holder will be subject to German gift or inheritance tax, respectively, if one of the following persons is resident in Germany: the donor or transferor or his or her heir, or the donee or other beneficiary. If one of the aforementioned persons is resident in Germany and another is resident in a country having a treaty with Germany, with regard to gift or inheritance taxes, different rules may apply. If none of the aforementioned persons is resident in Germany, the transfer is not subject to German gift or inheritance tax. For persons giving up German residence, special rules apply during the first five years, and under specific circumstances, during the first ten years, after the end of the year in which the person left Germany. In general, in the case of a U.S. Holder, a transfer of ADSs or ordinary shares by gift or by reason of death that would otherwise be subject to German gift or inheritance tax, respectively, will not be subject to such German tax by reason of the U.S.-German estate tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 II page 847, amended by the Protocol of September 15, 2000, German Federal Law Gazette 2000 II, page 1170 and as published on December 21, 2000, German Federal Law Gazette 2001 II, page
65) (the "Estate Tax Treaty") unless the donor or transferor, or the heir, donee or other beneficiary is domiciled in Germany for purposes of the Estate Tax Treaty between the United States and Germany at the time of the making of the gift or at the time of the donor's or transferor's death.

In general, the Estate Tax Treaty provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where the ADSs or ordinary shares are subject to the German inheritance or gift tax and U.S. federal estate or gift tax.

U.S. TAXATION OF U.S. HOLDERS OF ORDINARY SHARES OR ADSs

The following discussion generally summarizes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares to U.S. Holders.

This summary deals only with ADSs and ordinary shares that are held as capital assets and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, life insurance companies, tax-exempt entities, real estate investment trusts, U.S. Holders that hold ordinary shares or ADSs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more of the total combined voting power of all voting stock of Intershop AG, U.S. Holders that have a principal place of business or "tax home" outside the United States or U.S. Holders whose "functional currency" is not the Dollar.

The discussion below is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treaty and regulations, rulings and judicial decisions thereunder at the date hereof. Any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the IRS. The discussion below is based, in part, on representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms.

For changes caused by the German Tax Reduction Act and the Act on Further Development of Company Taxation especially with regard to withholding taxes on dividends and the taxation of capital gains and foreign tax credits, please refer to the statements above in the section "Taxation -- German Taxation of Holders of ADSs or Ordinary Shares." As mentioned above, in the case of Intershop AG the new rules in principle will be effective from the tax year 2002.

THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN ADSs OR ORDINARY SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAW. THE STATEMENTS OF U.S. TAX LAW SET OUT BELOW ARE BASED ON THE LAWS IN FORCE AND INTERPRETATIONS THEREOF AT THE DATE OF THIS ANNUAL REPORT ON FORM 20-F AND ARE

SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be considered to own the ordinary shares represented thereby.

DISTRIBUTIONS

Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions made by Intershop AG with respect to ordinary shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of Intershop AG as computed for U.S. federal income tax purposes. As discussed above, a U.S. Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 15% of the amount of the associated distribution. For example, if Intershop AG distributes a cash dividend equal to U.S.$100 to a U.S. Holder, the distribution currently will be subject to a German withholding tax of U.S.$20 plus a U.S.$1.1 surtax, and the U.S. Holder will receive U.S.$78.9. If the U.S. Holder obtains the Treaty refund, he will receive an additional U.S.$6.1 from the German tax authorities. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of U.S.$100, which will be deemed to have been subject to German withholding tax of U.S.$15 (15% of U.S.$100), resulting in the net receipt of U.S.$85. Distributions, if any, in excess of Intershop AG's current and accumulated earnings and profits will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce the U.S. Holder's tax basis in his or her ordinary shares. To the extent that such distributions exceed the tax basis of the U.S. Holder in his or her ordinary shares, the excess generally will be treated as capital gain.

In the case of a distribution in euros, the amount of the distribution generally will equal the Dollar value of the euros distributed (determined by reference to the spot currency exchange rate on the date of receipt of the distribution or the receipt by the Depositary in the case of a distribution on ADSs), regardless of whether the holder in fact converts the euro into Dollars, and the U.S. Holder will not realize any separate foreign currency gain or loss, except to the extent that such gain or loss arises on the actual disposition of foreign currency received.

Dividends paid by Intershop AG generally will constitute "portfolio income" for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Dividends paid by Intershop AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code.

FOREIGN TAX CREDIT

In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For U.S. foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, the 15% German tax that is treated as having been withheld from dividends paid to a U.S. Holder will be eligible for credit against the U.S. Holder's federal income tax liability. Thus, in the numerical example set out above, a U.S. Holder who receives a cash distribution of U.S.$85 from Intershop AG (U.S.$100 of the initial distribution net of U.S.$20 of German withholding tax and U.S.$1.1 of surtax plus the Treaty refund of U.S.$6.1) will be treated as having been subject to German withholding tax in the amount of U.S.$15 (15% of U.S.$100) and will be able to claim the U.S. foreign tax credit, subject to applicable foreign tax credit limitations, in the amount of U.S.$15.

For U.S. foreign tax credit purposes, dividends paid by Intershop AG generally will be treated as foreign-source income and as "passive income," or in the case of certain holders, as "financial services income." Gains or losses realized by a U.S. Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss.

The availability of foreign tax credits depends on the particular circumstances of each U.S. Holder.

LIMITATIONS AFFECTING SECURITY HOLDERS

The euro is a fully convertible currency. At the current time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany if such payment exceeds E12,500 (or the equivalent in a foreign currency). In addition, German residents must report any claims against or any liabilities payable to nonresidents if such claims or liabilities, in the aggregate, exceed DM 3 million (approximately E1.5 million, or the equivalent in a foreign currency) during any one month.

There are no limitations on the rights of non-residents or foreign owners to hold or vote our shares or ADSs imposed by German law or the articles of association.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Intershop AG believes that it is not a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes and does not expect to become a PFIC in this or future years. However, because this conclusion is a factual determination made annually and because there are uncertainties in the application of the relevant rules, Intershop AG cannot assure that it will not be considered to be a PFIC for any fiscal year. In general, a non-U.S. corporation will be classified as a PFIC if either (i) at least 75% of its gross income for a taxable year is passive income or (ii) if the average quarterly value of assets held by it during a taxable year which produce, or are held for the production of, passive income represents at least 50% of the value of all of its assets. For this purpose, the corporation must take into account a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If Intershop AG were a PFIC, a U.S. Holder would generally be subject to special rules with respect to (a) any gain realized on the sale or other disposition of the shares and (b) any "excess distribution" by us to the U.S. Holder. An excess distribution generally consists of distributions to the U.S. Holder on the shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or during the U.S. Holder's holding period for the shares, if shorter. Under these rules:

     o the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the shares;
     o the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;
     o the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and
     o the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

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

                              DOCUMENTS ON DISPLAY

Intershop AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Intershop AG files reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding Intershop AG's electronic filings with the SEC. In addition, material filed by Intershop AG can be inspected at the offices of the NASDAQ Stock Exchange in New York, New York.

                             SUBSIDIARY INFORMATION

Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                             EXCHANGE RATE EXPOSURE

Although our financial accounting and reporting currency is the euro, a significant portion of our business is nevertheless conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where exchange rate exposure is considered high, some sales may be denominated in euros or Dollars. Expenses incurred by our subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency or the euro for countries that participate in the EMU. Therefore, our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective local currencies to which our subsidiaries are exposed, on the other hand. In general, appreciation of the euro relative to another currency has a negative effect on results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenue and operating results. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the Dollar, the Japanese Yen, the British Pound, the Swiss Frank, the Brazilian Real, the Canadian Dollar and the Australian Dollar.

Of Intershop AG's consolidated revenue in fiscal 2000 and fiscal 2001, approximately 50% and 27.6%, respectively, were attributable to operations in non-EMU participating countries and translated into euros.

INTEREST RATE EXPOSURE

Intershop AG invests its cash primarily in bank time deposits and marketable securities, including fixed and variable rate marketable debt securities. The majority of such investments are denominated in euros and Dollars. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

Net interest income was E0.52 million in fiscal 1999, E1.59 million in fiscal 2000 and increased to E3.76 million in fiscal year 2001. The increases in net interest income from both fiscal 1999 to fiscal 2000 and fiscal 2000 to fiscal 2001 were due primarily to higher interest rates and increased liquidity.

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

                                 USE OF PROCEEDS

In September 2000, Intershop AG issued 1,675,000 bearer ordinary shares in connection with its registered public offering of 3,350,000 ADSs in the U.S. The shares were sold on the Nasdaq National Market on September 29, 2000 for net proceeds of approximately E112 million.

Intershop AG used the net proceeds primarily for working capital and general corporate purposes, funding product development and expanding our sales and marketing services. In addition, Intershop AG may use a portion of the net proceeds for further development of Intershop AG product lines through acquisitions of products, technologies and businesses. The amount of cash that Intershop AG expects to spend for working capital purposes depends on a number of factors, including future revenue growth, if any, and the amount of cash Intershop AG generates from operations. Thus, management has had, and will continue to have, significant discretion in applying the net proceeds of this offering. Pending the uses described above, Intershop AG will continue to invest the net proceeds in investment grade, interest-bearing securities.


                                    PART III


ITEM 15. RESERVED.


ITEM 16. RESERVED.

                                     PART IV


ITEM 17. FINANCIAL STATEMENTS

Our Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.


ITEM 18. FINANCIAL STATEMENTS

Our financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this Annual Report on Form 20-F following Part III and beginning on page F-1 are incorporated herein by this reference. Such consolidated financial statements are filed as part of this Annual Report on Form 20-F.

         Report of Independent Public Accountants.

         Consolidated Balance Sheets at December 31, 2000 and 2001.

         Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001.

         Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001.

         Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity for the years ended December 31, 1999, 2000 and 2001.

         Notes to Consolidated Financial Statements.


ITEM 19. EXHIBITS

1.1 Articles of Association of Intershop Communications Aktiengesellschaft (as amended).

4.1 Form of Amended Deposit Agreement among Intershop AG, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(1)

10.1 Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, Independent Public Accountants.

99 Letter from Intershop AG to the SEC regarding Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, pursuant to SEC Release No. 33-8070.



(1) Incorporated by reference to the Form F-6 of Intershop AG filed with the SEC on February 25, 2002.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

Date: May 9, 2002                   By:/s/ STEPHAN SCHAMBACH
                                       -----------------------------------------
                                    Name:   Stephan Schambach
                                    Title:  Chairman of the Management Board and
                                            Chief Executive Officer

ITEM 20. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants                                    F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001                F-3

Consolidated Statements of Operations for the years ended
December 31, 1999, 2000 and 2001                                            F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 1999, 2000 and 2001                                            F-5

Consolidated Statements of Convertible Redeemable Preferred Stock
and Shareholders' Equity for the years ended December 31, 1999,
2000 and 2001                                                               F-6

Notes to Consolidated Financial Statements                                  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Intershop Communications Aktiengesellschaft:

We have audited the accompanying consolidated balance sheets of Intershop Communications Aktiengesellschaft (a German stock corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' equity, cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intershop Communications Aktiengesellschaft as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                             ARTHUR ANDERSEN
                             Wirtschaftsprufungsgesellschaft
                             Steuerberatungsgesellschaft mbH


                             Nendza                  Bolash
                             Wirtschaftsprufer       Certified Public Accountant

Hamburg, March 13, 2002




                           INTERSHOP COMMUNICATIONS AG
                           CONSOLIDATED BALANCE SHEET
             (in thousands euro, except share and per share amounts)

                                                                                               As of December 31,
                                                                                              2000                 2001
                                                                                              ----                 ----
CURRENT ASSETS:
     Cash and cash equivalents                                                                84,062                9,107
     Marketable securities                                                                    27,509               19,358
     Restricted cash                                                                             168                7,873
     Trade receivables, net of allowances for doubtful accounts of
                     (euro)5,181) and ((euro)13,940), respectively                            36,984               11,679
     Prepaid expenses and other current assets                                                 7,793                9,976
                                                                                   ---------------------------------------
     Total current assets                                                                    156,516               57,993
PROPERTY AND EQUIPMENT, NET                                                                   22,054               13,522
INVESTMENTS                                                                                    2,550                    -
GOODWILL AND ACQUIRED INTANGIBLE ASSETS, NET                                                  25,562                4,473
OTHER ASSETS                                                                                   2,773                3,628
                                                                                   ---------------------------------------
TOTAL ASSETS                                                                                 209,455               79,616
                                                                                   =======================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Current debt and current maturities of long-term debt                                       193                   99
     Accounts payable                                                                         10,345                3,540
     Accrued restructuring costs                                                                   -               10,653
     Accrued liabilities                                                                      17,973               15,602
     Deferred revenue                                                                          6,817                5,569
                                                                                   ---------------------------------------
     Total current liabilities                                                                35,328               35,463
LONG-TERM LIABILITIES                                                                              -                  177
DEFERRED REVENUE                                                                                 159                  103
                                                                                   ---------------------------------------
TOTAL LIABILITIES                                                                             35,487               35,743
                                                                                   =======================================

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
     Common stock, stated value(euro)1-authorized: 154,187,975 shares; issued:
     88,003,016 and 88,191,321 shares as of December 31, 2000 and 2001
     respectively                                                                             88,003               88,191
     Paid-in capital                                                                         168,585               13,420
     Accumulated deficit                                                                     (84,329)             (60,632)
     Accumulated other comprehensive income                                                    1,709                2,894
                                                                                   ---------------------------------------
     Total shareholders' equity                                                              173,968               43,873
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   209,455               79,616
                                                                                   =======================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.




                           INTERSHOP COMMUNICATIONS AG
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (in thousands euro, except per share amounts)

                                                                                 For the Years Ended December 31,
                                                                                    1999            2000           2001
                                                                                    ----            ----           ----

REVENUES:
   Licenses                                                                        29,534          74,068          20,480
   Services, maintenance and other revenue                                         16,732          48,926          48,174
                                                                         -------------------------------------------------
   Total revenues                                                                  46,266         122,994          68,654
COST OF REVENUES:
   Licenses                                                                         4,786           5,289           2,338
   Services, maintenance and other revenue                                          8,465          43,453          41,433
                                                                         -------------------------------------------------
   Total costs of revenues                                                         13,251          48,742          43,771
GROSS PROFIT                                                                       33,015          74,252          24,883
OPERATING EXPENSES:
   Research and development                                                         7,115          10,191          15,179
   Sales and marketing                                                             34,771          75,743          60,766
   General and administrative                                                      11,206          27,590          38,108
   Goodwill and intangible asset amortization                                           -           1,477          21,091
   Restructuring costs                                                                  -               -          23,276
                                                                         -------------------------------------------------
TOTAL OPERATING EXPENSES                                                           53,092         115,001         158,420
OPERATING LOSS                                                                    (20,077)        (40,749)       (133,537)
OTHER INCOME (EXPENSE), NET:
   Interest income                                                                    515           1,591           3,759
   Interest expense                                                                  (42)           (571)            (76)
   Write-down of investments                                                            -               -         (2,482)
   Other income                                                                     1,215             806             538
                                                                         -------------------------------------------------
   Total other income                                                               1,688           1,826           1,739
NET LOSS                                                                          (18,389)        (38,923)       (131,798)
                                                                         =================================================
BASIC AND DILUTED NET LOSS PER SHARE                                                (0.23)          (0.46)          (1.50)
                                                                         =================================================
SHARES USED IN COMPUTING
                                                                         -------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE                                               79,883          84,134          88,133
                                                                         -------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                           INTERSHOP COMMUNICATIONS AG
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                               (in thousands euro)

                                                                                 For the Years Ended December 31,
                                                                                    1999            2000           2001
                                                                                    ----            ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                       (18,389)        (38,923)       (131,798)
   Adjustments to reconcile net loss to cash used in operating activities:
   Depreciation, amortization and asset impairment charges                          2,076           5,637          14,146
   Amortization of goodwill and intangible assets                                       -           1,477          21,091
   Depreciation of investments                                                          -               -           2,482
   Provision for doubtful accounts                                                  2,037           6,130          13,712
   Amortization of deferred compensation                                              308             273               -
   Gain on disposal of marketable securities                                            -               -         (1,552)
   Loss on disposal of equipment                                                        -              71             137
   Changes in:
   Accounts receivable                                                            (18,220)        (19,596)          12,446
   Prepaid expenses and deposits                                                   (1,474)         (4,202)         (4,050)
   Other assets                                                                      (830)         (2,987)           (738)
   Accounts payable                                                                 2,228           4,877         (6,946)
   Deferred revenue                                                                 1,542         (1,787)         (1,383)
   Accrued restructuring liability                                                      -               -          10,653
   Accrued expenses and other liabilities                                           6,298           7,152             824
                                                                         -------------------------------------------------
   NET CASH USED IN OPERATING ACTIVITIES                                          (24,424)        (41,878)        (70,976)
                                                                         -------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in unaffiliated company                                              (1,199)              -               -
   Cash paid for acquisitions, net of cash acquired                                     -          (3,036)              -
   Restricted cash                                                                 (1,227)          1,269          (7,705)
   Sale proceeds on disposal of equipment                                               -               -             456
   Purchases of equipment, net of capital leases                                   (3,625)        (20,626)         (5,731)
   Sale proceeds on disposal of marketable securities                                   -               -          92,605
   Purchase of marketable securities                                               (1,490)        (27,039)        (83,875)
                                                                         -------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES                                           (7,541)        (49,432)         (4,250)
                                                                         -------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock                                               1,759         168,679             519
   Proceeds from debt issuance                                                      7,937          10,758               -
   Collection on notes receivable from stockholders                                 1,287             141               -
   Repayments of indebtedness                                                      (1,144)        (17,791)              -
                                                                         -------------------------------------------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                                        9,839         161,787             519
                                                                         -------------------------------------------------
   EFFECT OF CHANGE IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                      6           1,520           (248)
                                                                         -------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                           (22,120)         71,997         (74,955)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                     34,185          12,065          84,062
                                                                         -------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                           12,065          84,062           9,107
                                                                         =================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                           INTERSHOP COMMUNICATIONS AG
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS` EQUITY
                     (in thousands euro, except share data)



                                            COMMON STOCK                                       NOTES          DEFERRED
                                              SHARES        STATED VALUE        APIC         RECEIVABLE     COMPENSATION
                                          ---------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                        77,924,505          13,281          50,225         (1,428)           (799)
                                          ---------------------------------------------------------------------------------
 Net loss                                               -               -               -               -               -
 Foreign currency translation adjustments               -               -               -               -               -
 Unrealized gain on available for sale                  -               -               -               -               -
 securities, net
 Conversion of common stock of subsidiary        2,233,500             416           (416)              -               -
 to common stock of parent
 Change in stated value of common stock                 -            2,449         (2,449)              -               -
 Exercise of stock options                       4,232,515             732           1.027              -               -
 Collections on notes receivables from                  -               -               -            1,287              -
 stockholders
 Amortization of deferred compensation                  -               -            (218)              -              526
                                          ---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                      84,390,520          16,878          48,169           (141)           (273)
                                          ---------------------------------------------------------------------------------
 Net loss                                               -               -               -               -               -
 Foreign currency translation adjustments               -               -               -               -               -
 Unrealized loss on available for sale                  -               -               -               -               -
 securities, net
 Private placement of common stock, net            500,000             100          38,900              -               -
 Issuance of common stock for secondary          1,675,000             335         111,876              -               -
 offering, net
 Conversion of preferred stock of                  280,000              56            (56)              -               -
 subsidiary to common stock of parent
 Issuance of common stock for acquisitions         275,011             275          22,586              -               -
 Exercise of stock options                         882,485             334           4,635              -               -
 Capital contribution (net of tax)                      -               -           12,500              -               -
 Collections on notes receivables from                  -               -               -              141              -
 stockholders
 Amortization of deferred compensation                  -               -               -               -              273
 Allocation of par value resulting from                 -           70,025        (70,025)              -               -
 stock split
                                          ---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                      88,003,016          88,003         168,585              -               -
                                          ---------------------------------------------------------------------------------
 Net loss                                               -               -               -               -               -
 Foreign currency translation adjustments               -               -               -               -               -
 Unrealized loss on available for sale                  -               -               -               -               -
 securities, net
 Exercise of stock options                         188,306             188             330              -               -
 Appropriation of paid-in capital                       -               -        (155,495)              -               -
                                          ---------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                      88,191,322          88,191          13,420              -               -
                                          ---------------------------------------------------------------------------------


                                                               ACCUMULATED
                                                                  OTHER           TOTAL
                                                ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'   COMPREHENSIVE
                                                  DEFICIT     INCOME (LOSS)       EQUITY      INCOME (LOSS)
                                            ---------------------------------------------------------------
BALANCE, JANUARY 1, 1999                          (27,017)            (37)          34,225              -
                                            ---------------------------------------------------------------
 Net loss                                         (18,389)              -         (18,389)        (18,389)
 Foreign currency translation adjustments               -              652             652             652
 Unrealized gain on available for sale                  -            3,022           3,022           3,022
 securities, net
 Conversion of common stock of subsidiary               -               -               -               -
 to common stock of parent
 Change in stated value of common stock                 -               -               -               -
 Exercise of stock options                              -               -            1,759              -
 Collections on notes receivables from                  -               -            1,287              -
 stockholders
 Amortization of deferred compensation                  -               -              308              -
                                            ---------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                        (45,406)           3,637          22,864        (14,715)
                                            ---------------------------------------------------------------
 Net loss                                         (38,923)              -         (38,923)        (38,923)
 Foreign currency translation adjustments               -            1,523           1,523           1,523
 Unrealized loss on available for sale                  -          (3,451)         (3,451)         (3,451)
 securities, net
 Private placement of common stock, net                 -               -           39,000              -
 Issuance of common stock for secondary                 -               -          112,211              -
 offering, net
 Conversion of preferred stock of                       -               -               -               -
 subsidiary to common stock of parent
 Issuance of common stock for acquisitions              -               -           22,861              -
 Exercise of stock options                              -               -            4,969              -
 Capital contribution (net of tax)                      -               -           12,500              -
 Collections on notes receivables from                  -               -              141              -
 stockholders
 Amortization of deferred compensation                  -               -              273              -
 Allocation of par value resulting from                 -               -               -               -
 stock split
                                            ---------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                        (84,329)           1,709         173,968        (40,851)
                                            ---------------------------------------------------------------
 Net loss                                        (131,798)              -        (131,798)        131,798)
 Foreign currency translation adjustments               -              837             837             837
 Unrealized loss on available for sale                  -              348             348             348
 securities, net
 Exercise of stock options                              -               -              518              -
 Appropriation of paid-in capital                  155,495              -               -               -
                                            ---------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                        (60,632)           2,894          43,873       (130,613)
                                            ---------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

Intershop (Intershop Communications AG together with its subsidiaries as well as its predecessors; in the following referred to as the "Company", "Intershop", or the "Group") is a global provider of complete standard enterprise e-business-software solutions. The Company's products provide both basic electronic commerce functionality and advanced features, including intelligent merchandising capabilities, workflow processing, and channel integration. The Company's products are designed to support a wide range of e-business models, from basic business-to-consumer (B2C) and business-to-business (B2B). Intershop's software integrates into a company's existing technology infrastructure, enabling transactions between suppliers, distributors, and customers.

The Company's two product lines, Intershop 4 and Enfinity, address the needs of both the B2C and the B2B market for companies of all sizes. Within the Enfinity product line, the Company offers a comprehensive set of standardized industry-specific and cross-industry software solutions. The Company also provides customer support, professional consulting services, and training on its software products.

In December 1996, Intershop Communications, Inc. (U.S., Inc.) entered into a share exchange agreement with Intershop Communications GmbH (GmbH) to acquire 100% of GmbH's outstanding shares. The shareholders of GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (approximately(euro)1.1 million) and capital (approximately(euro)200,000) in GmbH, totaling approximately(euro)1.4 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of GmbH and its subsidiaries.

On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348, into 61,729,050 shares of the Company. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of the Company. Two stockholders, including Stephan Schambach, a founder and Chief Executive Officer, did not contribute all of their shares of U.S., Inc. due to certain tax consequences, and, as of December 31, 2001, still hold 16.0% and 1.5%, respectively, of U.S., Inc.'s common stock. These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in the Company at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in AG given the related party nature of the holdings, their conversion rights and their probable conversion, due to the fact that they are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid in capital in the accompanying consolidated financial statements. Conversions of U.S., Inc. shares to AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid in capital. During 1999, these stockholders converted 744,500 common shares of U.S., Inc. for 2,233,500 shares of the Company. During the year ended on December 31, 2000, these stockholders converted 93,333 common shares of U.S., Inc. for 280,000 shares of the Company. During 2001, these stockholders did not convert any shares of U.S., Inc. for shares of the Company. As of December 31, 2001, these stockholders held 4,548,167 shares in U.S., Inc., and these shares are convertible into 13,644,500 shares of the Company subject to the conditions of German stock corporation law. If these two shareholders were to have converted their shares as of December 31, 2001, they would own approximately 15.5% of the Company. In January 2002, the Company announced that Stephan Schambach intends to convert his remaining holdings in U.S., Inc. (4,166,667 shares) for shares of the Company (12,500,000 shares).

The accompanying consolidated financial statements reflect the consolidated results of the Company and its wholly and majority owned subsidiaries, which have been prepared according to United States generally accepted accounting principles ("U.S. GAAP"). All significant intercompany transactions and balances between the companies have been eliminated.

As of December 31, 2001, the Company had cash and cash equivalents and marketable securities of (euro)28.5 million, compared to (euro)111.6 million as of December 31, 2000. The Company has incurred net losses for the past seven years and had an accumulated deficit of (euro)216.1 million (prior to the appropriation of paid-in capital) as of December 31, 2001. The Company has developed a business plan to address the Company's operational needs in the future. This plan includes further headcount and other cost reductions, centralizing certain operations in Jena, Germany, and obtaining future financing. The Company's ability to continue operations is dependent on the success of the Company in implementing these plans and of the Company's resulting future operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain financial statement captions that are prepared using estimates where it is reasonably possible that these estimates will change in the near term include allowance for doubtful accounts and restructuring accruals.


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

Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date at which it is either settled or translated are recognized in the statement of operations.


STATEMENT OF CASH FLOWS

The Company paid (euro)37,000, (euro)561,000 and (euro)16,800 in cash for interest in 1999, 2000 and 2001, respectively. The Company paid (euro)61,000,
(euro)40,100 and (euro)30,410 in cash for taxes in 1999, 2000 and 2001, respectively. The Company issued stock valued at (euro)22,861,000 in conjunction with acquisitions in 2000 (see Note 6).

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and long-term debt approximate their fair values.

All balances within accounts receivable are due within one year.

Marketable securities designated as available for sale are recorded at market value with any unrealized gain or loss being recorded in the shareholders' equity section of the Balance Sheet.


RESTRICTED CASH

Restricted cash relates to cash balances that have been restricted for use by contractual arrangements. The amount restricted in 2001 relates to a rental guarantee on the leased property in Jena, Germany. The level of restricted cash will reduce as the lease term on the property reduces or if the Company negotiates an improved contractual arrangement. The Company is in the process of negotiating an improved contractual arrangement and is expected to finalize this arrangement in the near future.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful lives.


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


LONG-LIVED ASSETS

The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets and any attributable goodwill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of." Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to generated from the assets. During the year ended on December 31, 2001, the Company has recorded impairment charges, related to certain fixed assets impacted by the Company's restructuring plans, in the amount of (euro)5.7 million.


ENTERPRISE LEVEL GOODWILL

The Company periodically assesses the impairment of enterprise level goodwill in accordance with the provisions of Accounting Principles Board Opinion No. 17, "Intangible Assets". An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of goodwill or other intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow. The management believes that no such impairments existed during the years ended December 31, 1999 and 2000,. During the year ended on December 31, 2001, the Company has recorded impairment charges with respect to enterprise level goodwill to the amount of (euro)12.0 million.


DERIVATIVES

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations.


ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses of (euro)4.2 million, (euro)13.2 million and (euro)3.2 million were included within sales and marketing expenses for 1999, 2000 and 2001, respectively.


STOCK-BASED COMPENSATION

The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has chosen to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included the pro forma disclosures required under SFAS No. 123 in Note 12.

REVENUE RECOGNITION

The Company generates the following types of revenue:

LICENSES. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

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

No customers accounted for 10% or more of consolidated revenues for any year presented. During 1999, 2000, and 2001, the Company generated revenue from certain related parties. During these periods, members of our Supervisory Board were executives or board members of these customers. Revenues from sales to these related parties as a percentage of total consolidated revenues were as follows:

_____________________________________________________________________________
                              1999                   2000                2001
_____________________________________________________________________________
Related Party A                9%                     2%                  2%
_____________________________________________________________________________
Related Party B                2%                     3%                  1%
_____________________________________________________________________________



COMPREHENSIVE INCOME

Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders' equity.

Accumulated other comprehensive income consists of the following (in thousands(euro)):

______________________________________________________________________________
YEAR ENDED DECEMBER 31,                                2000               2001
______________________________________________________________________________

______________________________________________________________________________
Foreign Currency translation gains (losses)           2,138              2,975
______________________________________________________________________________
Unrealized gain (loss) on available-for-sale
securities                                             (429)               (81)
______________________________________________________________________________
TOTAL COMPREHENSIVE INCOME (LOSS)                     1,709              2,894
______________________________________________________________________________

A summary of the components of other comprehensive income for the years ended on December 31, 1999, 2000 and 2001 is as follows (in thousands (euro)):


_____________________________________________________________________________________________________________
                  Before    Income     After     Before     Income    After      Before    Income     After
                  tax                  tax       tax                  tax        tax                  tax
                  amount    Tax        Amount    amount     Tax       Amount     amount    Tax        Amount
_____________________________________________________________________________________________________________
Year Ended          1999      1999       1999      2000       2000      2000       2001      2001       2001
December 31,
_____________________________________________________________________________________________________________




_____________________________________________________________________________________________________________

Unrealized gain      3,022          -     3,022    (3,202)     (249)    (3,451)       348          -       348
(loss) on
available for
sale securities
_____________________________________________________________________________________________________________
Foreign
currency
translation
adjustment             652          -       652      1,523         -      1,523       837          -       837
_____________________________________________________________________________________________________________
                     3,674          -     3,674    (1,679)     (249)    (1,928)     1,185          -     1,185
_____________________________________________________________________________________________________________


EARNINGS PER SHARE

Basic net loss per common share is presented in conformity with SFAS No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock.

Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for 1999, 2000 and 2001 because the effect would be antidilutive. The weighted-average number of vested shares of common stock outstanding includes the shares of U.S., Inc., converted at a ratio of 1:3, held by two shareholders of the Company as discussed further in Note 1.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the three years ended December 31, 2001, respectively (in thousands (euro), except per share data):


___________________________________________________________________________________________________
YEAR ENDED DECEMBER 31,                           1999                2000                2001
___________________________________________________________________________________________________
Net loss attributable to common shareholders       (18,389)            (38,923)           (131,798)
___________________________________________________________________________________________________
Basic and diluted net loss per share:
___________________________________________________________________________________________________
Weighted average common shares outstanding           82,633              85,884              88,133
___________________________________________________________________________________________________
Less: Weighted average shares subject to
repurchase                                          (2,750)             (1,750)                   -
___________________________________________________________________________________________________
Total weighted average common shares                 79,883              84,134              88,133
___________________________________________________________________________________________________
BASIC AND DILUTED NET LOSS PER SHARE                 (0.23)              (0.46)              (1.50)
___________________________________________________________________________________________________


RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16, although in some instances previously recognized intangibles will be included as part of goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, i.e., beginning January 1, 2002 for the Company. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time. Had the company adopted SFAS No. 142 on January 1, 2001, the Company would not have recorded a goodwill amortization charge, excluding impairment, of (euro)9.1 million for the year ended December 31, 2001. The Company adopted SFAS No. 142 on January 1, 2002. The Company will reclassify intangible assets (i.e., assembled workforce) as goodwill, which will result in an increase in reported goodwill of (euro)0.3 million. The Company has not yet determined any additional impact that SFAS No. 142 will have on goodwill or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Company adopted SFAS No. 144 on January 1, 2002 and does not expect that it will have a material impact on its results of operations, financial position, or cash flows, although it may require a change in the way that the Company presents certain transactions in its financial statements.


RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following (in thousands(euro))

________________________________________________________________________________
YEAR ENDED DECEMBER 31,                          2000                      2001
________________________________________________________________________________
Trade shows and advertising prepayments           203                         0
________________________________________________________________________________
Receivables from employees                        568                       293
________________________________________________________________________________
VAT and other tax receivables                   2,616                     3,926
________________________________________________________________________________
Prepaid insurance                               1,499                       859
________________________________________________________________________________

________________________________________________________________________________
Unbilled receivables                              738                     2,519
________________________________________________________________________________
Other                                           2,170                     2,379
________________________________________________________________________________
                                                7,793                     9,976
TOTAL
________________________________________________________________________________

The Company has recorded a doubtful debt allowance of (euro)1.1 million against receivables due from employees in the year ended December 31, 2001. No such allowance existed in the previous year.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands(euro)):


_____________________________________________________________________________________________________________
                            2000        CURRENCY      ADDITIONS     DISPOSALS      IMPAIRMENT       2001
_____________________________________________________________________________________________________________
Computer equipment            20,301           320          4,065         (608)           (226)       32,852
_____________________________________________________________________________________________________________

Furniture and fixtures         5,906           140          1,379         (282)         (1,699)        5,444
_____________________________________________________________________________________________________________

Leasehold improvements         6,322           209            718         (311)         (3,823)        3,115
_____________________________________________________________________________________________________________
SUBTOTAL                                                                                              32,411
                              32,529           669          6,162       (1,201)         (5,748)
_____________________________________________________________________________________________________________
Accumulated                                                                                           18,889
depreciation                (10,475)         (213)        (8,855)           654
_____________________________________________________________________________________________________________
PROPERTY AND                                                                                          13,522
EQUIPMENT, NET                22,054
_____________________________________________________________________________________________________________

The Company did not have any equipment under capital leases at December 31, 2001 and December 31, 2000.

5. INVESTMENTS

During 1998 and 1999, the Company made investments in a non-public company in Israel totaling (euro)0.5 million and (euro)1.2 million, respectively. In this entity, the total investment of (euro)1.7 million represented an ownership interest of approximately 6%. Due to difficult economic conditions and the financial condition and performance of this non-public company, the Company has written down the whole value of this investment. This has resulted in a non-operational charge of (euro)1.7 million to the income statement for the year ended on December 31, 2001.

Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of other comprehensive income.

In 1999, the Company acquired approximately (euro)1.5 million of common stock in a public company in the United Kingdom. This investment was classified as an available-for-sale security and recorded at fair value. In June 2001, the Company determined that the decline in market value of this investment was other than temporary in nature and recorded a write-down of (euro)0.7 million included in Write-down of Investments. In October 2001, the Company sold this investment for (euro)0.9 million. The related gain of (euro)0.2 million is included in other income.

As of December 31, 2000 and 2001, available-for-sale securities consisted of the following (in thousands(euro))


_________________________________________________________________________________________________
                                               GROSS               GROSS
                                             UNREALIZED         UNREALIZED       ESTIMATED FAIR
DECEMBER 31, 2000           COST               GAINS              LOSSES              VALUE
_________________________________________________________________________________________________

Equity securities           1,490                 -               (650)                 840
_________________________________________________________________________________________________

Investment funds           27,039               470                  0               27,509
_________________________________________________________________________________________________

_________________________________________________________________________________________________
                                               GROSS               GROSS
                                             UNREALIZED         UNREALIZED       ESTIMATED FAIR
DECEMBER 31, 2001           COST               GAINS              LOSSES              VALUE
_________________________________________________________________________________________________

Equity securities               -                 -                  -                    -
_________________________________________________________________________________________________

Investment funds           19,350                 8                  -               19,358
_________________________________________________________________________________________________


6. ACQUISITIONS

OWIS SOFTWARE GMBH

In July 2000, the Company acquired the assets of Owis Software GmbH ("Owis") for 26,550 shares of the Company's capital stock, the market value of which was approximately (euro)2.4 million, and approximately (euro)2.5 million in cash, resulting in an aggregate purchase price of approximately (euro)4.9 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Owis had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Owis's assets and liabilities at the date of acquisition.

The following is a summary of the purchase price allocation (in thousands(euro)):

_____________________________________________________________________________
Current assets and other tangible assets                               1,263
_____________________________________________________________________________
Liabilities assumed                                                  (1,292)
_____________________________________________________________________________
Assembled workforce                                                      530
_____________________________________________________________________________
Goodwill                                                               4,409
_____________________________________________________________________________
                                                                       4,910
_____________________________________________________________________________

The acquired assembled workforce and goodwill are being depreciated over a period of three years from the acquisition date. The operating results of Owis have been included in the consolidated income statements from the date of acquisition.


SUBOTNIC GMBH

In December 2000, the Company acquired the assets of Subotnic GmbH ("Subotnic") for 248,461 shares of the Company's capital stock, the market value of which was approximately (euro)20.3 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Subotnic had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Subotnic's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation (in thousands (euro)):

________________________________________________________________________________
Current assets and other tangible assets                                    348
________________________________________________________________________________
Liabilities assumed                                                     (1,353)
________________________________________________________________________________
Assembled workforce                                                         360
________________________________________________________________________________
Goodwill                                                                 21,019
________________________________________________________________________________
                                                                         20,374
________________________________________________________________________________

The acquired assembled workforce and goodwill are being depreciated over a period of three years from the acquisition date. The operating results of Subotnic have been included in the consolidated income statements from the date of acquisition

The following unaudited pro forma financial information presents results as if the acquisition of Owis and Subotnic had occurred at the beginning of the respective periods (in thousands (euro)):

________________________________________________________________________________
YEAR ENDED DECEMBER 31,                           1999               2000
                                               (unaudited)        (unaudited)
________________________________________________________________________________
Pro forma total revenue                               47,776            123,090
________________________________________________________________________________
Pro forma net loss                                  (28,258)           (48,801)
________________________________________________________________________________
Pro forma net loss per share - basic/diluted          (0.35)             (0.58)
________________________________________________________________________________

These pro forma results have been prepared for illustrative purposes only and include certain adjustments such as additional amortization expense as a result of intangible assets arising from the purchase. The pro forma results are not necessarily indicative of the results of operations which actually would have resulted had the purchase been in effect at the beginning of the respective periods or of future results.

7. GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Goodwill and acquired intangible assets consisted of the following (in thousands(euro)):

_______________________________________________________________________________
                                                2000                     2001
_______________________________________________________________________________
Goodwill                                       25,518                   13,983
_______________________________________________________________________________
Assembled workforce                               890                      420
_______________________________________________________________________________
                                               26,408                   14,403
_______________________________________________________________________________
Accumulated amortization                        (846)                  (9,930)
_______________________________________________________________________________
Goodwill and acquired intangible
assets, net                                    25,562                    4,473
_______________________________________________________________________________

The decrease in the cost basis of goodwill is due to an impairment charge of
(euro)12.0 million. See Note 2 - Enterprise level goodwill.

8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands(euro)):

_______________________________________________________________________________
YEAR ENDED DECEMBER 31,                         2000                     2001
_______________________________________________________________________________
Vat payable                                     2,923                    1,535
_______________________________________________________________________________
Accrued commissions                             2,464                      814
_______________________________________________________________________________
Employee compensation                           2,105                    2,550
_______________________________________________________________________________
Payroll taxes payable                             768                      670
_______________________________________________________________________________
Social security                                   950                      715
_______________________________________________________________________________
Deferred tax liability                            264                       21
_______________________________________________________________________________
Other                                           8,499                    9,297
_______________________________________________________________________________
                                               17,973                   15,602
TOTAL
_______________________________________________________________________________

9. RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS

During 2001, the Company took steps to align the Company's cost structure with changing market conditions and to create a more efficient organization by reducing the employee base and by consolidating existing facilities. The Company completed these restructuring measures by December 2001. The Company has announced further restructuring plans for 2002.

The following table summarizes restructuring charges for the year and accrued restructuring costs at December 31, 2001 (in thousands (euro)):


_____________________________________________________________________________________________________________
                                   EMPLOYEE RELATED   FACILITY RELATED         OTHER             TOTAL
                                        CHARGES            CHARGES
_____________________________________________________________________________________________________________
Restructuring charges for the                  5,428             17,242                606            23,276
year
_____________________________________________________________________________________________________________
Cash Payments                                (5,247)            (1,407)              (452)           (7,106)
_____________________________________________________________________________________________________________
Currency Adjustments                               2                226                  3               231
_____________________________________________________________________________________________________________
Non-Cash portion                                   -            (5,748)                  -           (5,748)
_____________________________________________________________________________________________________________
Accrued restructuring costs as
of December 31, 2001                             183             10,313                157            10,653
_____________________________________________________________________________________________________________


EMPLOYEE RELATED CHARGES

The Company recorded a charge of approximately (euro)5.4 million related to headcount reductions in the various international locations during the course of the year. These charges include all costs relating to the termination of employment contracts including severance payments, payroll taxes and legal costs.

The company has reduced the number of employees globally by 485 since January 1, 2001. This reduction has affected 244 employees in Europe, 189 employees in the Americas and 52 employees in Asia Pacific. Employee reductions affected each functional department with 155 employees affected in services, 99 employees in general and administrative functions, 94 employees in sales, 84 employees in marketing and 53 employees in research and development. Headcount reductions occurred in all employee groups within each function.

The number of employees at December 31, 2001 is 733 and it is further planned to reduce this to approximately 500 by June 30, 2002.


FACILITY RELATED CHARGES

The Company recorded a charge of approximately (euro)17.2 million related to the consolidation of facilities and impairment of certain assets. Included in this charge is approximately (euro)5.7 million of asset impairments related to certain long-lived assets that were either abandoned during the year or for which the resulting estimated future cash flows were insufficient to cover the carrying amounts. This relates entirely to assets associated with facilities consolidation. Also included in the charge is approximately (euro)11.5 million related to the consolidation of facilities and represents remaining lease commitments, net of expected sublease income and associated professional fees.


OTHER

The Company recorded a charge of approximately (euro)0.6 million for various non-cancelable contracts, for which there is no future benefit to the Company.

The Company has built a restructuring reserve, based on a financial model, to account for the restructuring costs arising from an exit plan. Adjustments to this restructuring reserve will be made in future periods, if necessary, based upon actual events and available information at that moment in time.

10. NOTES PAYABLE TO SHAREHOLDERS

During 2000, the Company entered into a secured loan agreement for US$10.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6.13%. The note was paid in full in October 2000.

During 1999, the Company entered into a secured loan agreement for (euro)7.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6%. The note was paid in full in November 2000.

During 1996, the Company entered into a series of unsecured loans with certain shareholders. Interest is payable quarterly at 10%. The outstanding principal on the notes are classified as long-term and was (euro)20,000 at December 31, 1999. The note was repaid in 2000.

11. COMMITMENTS AND CONTINGENCIES


OPERATING LEASES

Facilities and certain furniture and equipment are leased under operating leases. As of December 31, 2001, future minimum annual lease payments are as follows (in thousands (euro)):

______________________________________________________________________________
YEAR ENDED DECEMBER 31,                                                (EURO)
______________________________________________________________________________
2002                                                                    8,889
______________________________________________________________________________
2003                                                                    7,946
______________________________________________________________________________
2004                                                                    7,654
______________________________________________________________________________
2005                                                                    7,389
______________________________________________________________________________
2006                                                                    7,341
______________________________________________________________________________
Subsequent years                                                       22,130
______________________________________________________________________________
                                                                       61,349
TOTAL
______________________________________________________________________________

Rent expense was (euro)2,022,000, (euro)6,095,000 and (euro)10,290,000 for the years ended on December 31, 1999, 2000 and 2001, respectively. Rent expense for 2001 excludes any facility related restructuring costs discussed in Note 9.


LEGAL MATTERS

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations. The Company expenses legal costs associated with a loss contingency as such legal costs are incurred.

At the beginning of 2001, a consolidated class action lawsuit was filed in the U.S. against Intershop Communications AG, our management board members and certain other officers and the underwriters of our September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The complaints seek an unspecified amount of damages. The Company believes there is no merit to these cases and intends to defend the cases vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the pendency of the lawsuit will not adversely affect the Company's operations. As the outcome of this matter can not reasonably be determined, the Company has not accrued for any potential loss contingencies.

In January 2001, the German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel - BAWe) announced that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop Communications AG's Preliminary results for 2000. BAWe has handed this case over to the public prosecutor in Hamburg and the prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May of 2001. Intershop is cooperating with these investigations and, to our knowledge, has never been the subject of such investigations previously.

In January 2001, a U.S. company filed a suit in federal district court in Delaware against U.S., Inc., claiming violation of certain patent rights. The complaint seeks compensation for damages based on the alleged patent infringements. This case was settled on September 24, 2001. As part of the settlement, the parties exchanged certain licenses and rights for a limited term under certain of their respective United States patents and patent applications, in addition to other terms and conditions of the settlement agreement which were not disclosed.

12. SHAREHOLDERS' EQUITY


STOCK SPLITS AND CHANGE IN STATED VALUE

In conjunction with the share exchange, discussed in Note 1, between the shareholders of U.S., Inc. and the Company in June 1998, the shares of U.S., Inc. were exchanged for shares of the Company on a 1-for-5 basis. In June 1999, the Company changed the stated value of its common stock from DM 5 per share to
(euro)1 per share and effected a 3-for-1 stock split. Unless noted otherwise, all share and per share amounts presented have been restated to retroactively reflect this conversion ratio and stock split for all periods presented.

The adjustment to the stated value of the Company's common stock is reflected in the Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity as an increase to the stated value of the common stock for
(euro)2.4 million and a corresponding decrease to additional paid in capital as of June 1999.

On June 27, 2000, the Company's Annual Shareholder Meeting authorized a 5- for-1 stock split and authorized management to repurchase up to 10% of its outstanding common stock through November 2001. The stock split became effective on August 16, 2000, when it was registered in the commercial register in accordance with the German Stock Corporation Act. All share and per share amounts presented in the accompanying financial statements have been restated to retroactively reflect the stock split for all periods presented.

In February 2002, the Company announced it has changed the ratio of its American Depositary Shares (ADS). The ratio of American Depositary Shares (ADS) to underlying Ordinary Shares will be changed from 2 ADS's equaling 1 Ordinary Share, to 1 ADS equaling 5 Ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADSs' will evidence ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. The ratio change does not affect the value of an investor's ADR holdings. Stockholders of Intershop Ordinary shares will not see any change in the number of shares held. The ratio change is non-dilutive and has no impact on Intershop's balance sheet.


SHARE PURCHASE SUBSEQUENT TO BALANCE-SHEET DATE

On March 12, 2002, the Company's Chief Executive Officer, Stephan Schambach, completed the purchase of 8,334,000 shares of common stock from the Company at a price of (euro)1.20 per share, in a private placement transaction. The transaction resulted in total proceeds of approximately (euro)10.0 million to the Company. The purchase price per share was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002, the last trading day prior to the day on which the Company's Supervisory Board granted Mr. Schambach the right to purchase the shares.

APPROPRIATION OF PAID-IN CAPITAL

Consistent with the provisions of German stock corporation law, management of Intershop Communications AG resolved to appropriate (euro)155.5 million of paid-in capital to reduce the accumulated deficit. This resolution has been reflected as a reclassification between paid-in capital and accumulated deficit and has no impact on total stockholders' equity.


EQUITY TRANSACTIONS IN 2000

In January 2000, the Chairman of the Company's Supervisory Board purchased 250,000 shares from a trust that administers certain shares issued under the Company's 1997 Equity Incentive Plan. Consistent with the terms of the trust, the proceeds of the sale, (euro)12.5 million, net of related tax effects, were recorded as a capital contribution in paid-in capital.

In March 2000, the Company issued 1,675,000 shares related to its registration with the U.S. Securities and Exchange Commission to register shares of its common stock in the form of American Depository Shares ("ADSs"). The shares were sold to the public in the form of a secondary offering on September 29, 2000 for net proceeds of approximately (euro)112 million.

In August 2000, the Company sold 500,000 shares at (euro)80 per share in a private placement. The Company will use the net proceeds of approximately
(euro)38.9 million for general corporate purposes.


DEFERRED COMPENSATION

In connection with the grant of certain stock options to employees prior to the initial public offering in July 1998, the Company recorded deferred compensation of approximately (euro)1.0 million representing the intrinsic value of the options, i.e., the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Approximately (euro) 162,000, (euro) 308,000 and (euro) 273,000 were expensed during the years ended on December 31,1998, 1999 and 2000, respectively. The balance was expensed in full on December 31, 2000. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. No compensation expense related to any other periods presented has been recorded.


1997 EQUITY INCENTIVE PLAN

The Company had originally reserved 10,000,000 shares of common stock for issuance to employees, directors and consultants under its 1997 Equity Incentive Plan (the 1997 Plan). The Board of Supervisors may grant incentive or non-statutory stock options at prices not less than 100% or 85%, respectively, of fair market value as determined by the Board of Supervisors, at the date of grant. Options vest ratably over periods determined by the Board, generally three years. The Board also has the authority to set exercise dates (no longer than ten years from the date of grant), payment terms, and other provisions for each grant. The Company generally had the right of first refusal for all common stock issued under the 1997 Plan should the holder desire to sell or otherwise transfer any of the shares. The Company's right of first refusal terminated upon the effective date July 16, 1998, of the Company's initial public offering.

1999 EQUITY INCENTIVE PLAN

Effective as of June 21, 1999, the Company adopted a new stock option plan (the 1999 Plan) covering board members, executive officers and certain employees. The options under the 1999 Plan vest ratably over a four year period beginning six months from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the options is equal to 120% of the market price of the shares at the date of grant, where the market price is determined to be the average closing price as quoted on the Neuer Markt for the 10 trading days prior to the date of grant.

There are two pools of shares authorized under the 1999 Plan. There are 665,000 shares for grants of stock options to members of the management board and general managers of subsidiaries and 7,500,000 shares for grants of stock options to all other employees.


2001 EQUITY INCENTIVE PLAN

Effective as of January 1, 2001, the Company adopted a new stock option plan (the 2001 Plan) covering all employees. No options under this plan have been allocated to the Management Board or executive officers. The options under the 2001 Plan vest ratably over a fifty month period beginning from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the six months after the date of grant. The exercise price of the options is fair market value at the date of grant, defined as equivalent to the XETRA closing quotation at the Frankfurt Stock Exchange for voting shares of stock of the Company.

The Company has reserved 8,753,094 shares of common stock for issuance to employees under its 2001 Equity Incentive Plan (the 2001 Plan).


STOCK-BASED COMPENSATION

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands (euro), except per share amounts):


_____________________________________________________________________________________________________________
YEAR ENDED DECEMBER 31,                                     1999                 2000                 2001
_____________________________________________________________________________________________________________
Net loss attributable to common shareholders
_____________________________________________________________________________________________________________
         As reported                                      (18,389)             (38,923)            (131,798)
_____________________________________________________________________________________________________________
         Pro forma                                        (21,204)             (74,851)            (187,549)
_____________________________________________________________________________________________________________
Basic and diluted earnings per share
_____________________________________________________________________________________________________________
         As reported                                        (0.23)               (0.46)               (1.50)
_____________________________________________________________________________________________________________
         Pro forma                                          (0.27)               (0.89)               (2.12)
_____________________________________________________________________________________________________________

Option activity under the plans was as follows (in thousands (euro), except per share data):


_____________________________________________________________________________________________________________
YEAR ENDED DECEMBER 31,             1999                           2000                          2001
_____________________________________________________________________________________________________________
                         Number of       Weighted       Number of       Weighted      Number of     Weighted
                           Shares         Average         Shares        Average         Shares       Average
                         Outstanding      Exercise      Outstanding     Exercise      Outstanding    Exercise
                                        Price (EURO)                  Price (EURO)                 Price (EURO)
_____________________________________________________________________________________________________________



_____________________________________________________________________________________________________________

Outstanding at
beginning of period             5,625          0.59          2,365         14.78          4,930        66,48
_____________________________________________________________________________________________________________
Granted                         2,235         15.66          4,086         99.89          3,926         4.65
_____________________________________________________________________________________________________________
Exercised                     (4,235)          0.43          (882)          5.01          (188)         2.15
_____________________________________________________________________________________________________________
Forfeited                     (1,260)          1.11          (639)         61.11        (2,903)        50.06
_____________________________________________________________________________________________________________
OUTSTANDING AT END              2,365         14.78          4,930         66.48          5,794        34.85
OF PERIOD
_____________________________________________________________________________________________________________



The following table summarizes information with respect to the stock options outstanding at December 31, 2001:

_____________________________________________________________________________________________________________
                              WEIGHTED
                              NUMBER OF         AVERAGE         WEIGHTED          NUMBER           WEIGHTED
                               OPTIONS         REMAINING        AVERAGE       EXERCISABLE AT        AVERAGE
                             OUTSTANDING      CONTRACTUAL       EXERCISE          12/31/01         EXERCISE
RANGE OF EXERCISE PRICE         (000S)        LIFE (YEARS)      PRICE (EURO)         (000S)    PRICE (EURO)
_____________________________________________________________________________________________________________
0.00   - 15.16                       3,571              5.1            4.61              964            5.96
_____________________________________________________________________________________________________________
15.17  - 30.32                         415              2.4           21.63              261           21.46
_____________________________________________________________________________________________________________
30.33  - 45.48                         128              3.8           36.06               44           35.75
_____________________________________________________________________________________________________________
45.49  - 60.64                          50              2.9           50.48               24           51.85
_____________________________________________________________________________________________________________
60.65  - 75.80                         300              3.3           67.33              117           67.00
_____________________________________________________________________________________________________________
75.81  - 90.96                          41              3.1           78.99               19           79.11
_____________________________________________________________________________________________________________
90.97  - 106.13                        255              3.6           96.88               86           96.96
_____________________________________________________________________________________________________________
106.13 - 121.29                        918              3.2          115.16              396          115.25
_____________________________________________________________________________________________________________
121.30 - 136.45                         88              2.9          132.05               43          131.88
_____________________________________________________________________________________________________________
136.45 - 151.61                         27              2.9          142.32               13          142.73
_____________________________________________________________________________________________________________
                                     5,794              4.3           34.85            1,967           43.21
_____________________________________________________________________________________________________________


The 1997 Plan allows for the issuance of options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased subject to a restricted stock purchase agreement generally vest over three years. In the event of termination of employment, the Company may repurchase unvested shares at a price equal to the original issuance price. As of December 31, 2001, no shares of common stock issued and outstanding were unvested and subject to repurchase by the Company. All shares that were exercised early are held by a trustee on behalf of the employee. In the event that an employee leaves the Company with unvested shares, the unvested shares are sold in the open market, and the proceeds of the sale are contributed to the Company.

The fair value of each option grant is estimated based on the date of grant utilizing risk-free interest rates based on the date of grant (4.6%-6.2% in 1999, 6.3% in 2000, 4.5% in 2001) with maturities equal to the expected option term of 3.8 years. The dividend assumed is estimated at 0% in 1999, 2000 and 2001, and the volatility is assumed to be 69% in 1999, 86% in 2000 and 115% in 2001.


SHARES RESERVED FOR FUTURE ISSUANCE

As of December 31, 2001, the Company had authorized and conditional capital of 43,490,459 and 43,955,897 shares, respectively. Authorized capital is equivalent to additional authorized shares for acquisitions or sales of common stock with the approval of the Company's Supervisory Board. Shares reserved for future issuance, out of authorized and conditional capital is as follows:

____________________________________________________________________________
Conversion of remaining U.S. Inc. shares                         13,644,500
____________________________________________________________________________
Stock options                                                    17,614,788
____________________________________________________________________________
                                                                 31,259,288
____________________________________________________________________________

13. INCOME TAXES

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

The income tax benefit differs from the amounts which would result by applying the applicable German statutory rates (53.2%, 53.2%, and 40.4% in 1999, 2000, and 2001, respectively) to the loss before taxes, as follows (in thousands
(euro)):

_____________________________________________________________________________________________________________
YEAR ENDED DECEMBER 31,                                   1999                 2000                  2001
_____________________________________________________________________________________________________________
Provision (benefit) at German statutory                  (9,783)              (20,707)              (53,246)
rate
_____________________________________________________________________________________________________________
Foreign income/losses taxed/benefited at
a different tax rate                                       2,998                 5,914                 3,611
_____________________________________________________________________________________________________________
Change in valuation allowance                              9,775                58,914                68,715
_____________________________________________________________________________________________________________
Tax credits                                                    -                     -
_____________________________________________________________________________________________________________
Permanent differences                                        214                 (394)                   270
_____________________________________________________________________________________________________________
Consolidation differences                                      -              (60,597)              (13,096)
_____________________________________________________________________________________________________________
Change in statutory tax rate                             (2,490)                15,949                     -
_____________________________________________________________________________________________________________
Other                                                      (714)                   921               (6,254)
_____________________________________________________________________________________________________________
PROVISION (BENEFIT) FOR INCOME TAXES                           -                     -                     -
_____________________________________________________________________________________________________________

The components of the deferred tax asset were as follows (in thousands(euro)):

_____________________________________________________________________________________________________________
YEAR ENDED DECEMBER 31,                                                  2000                          2001
_____________________________________________________________________________________________________________
Net operating loss carry forwards                                       75,063                       140,236
_____________________________________________________________________________________________________________
Tax credit carry forwards                                                   82                            82
_____________________________________________________________________________________________________________
Accruals not currently deductible                                        1,966                         4,173
_____________________________________________________________________________________________________________
Capitalized start-up costs and other
intangibles not currently deductible                                       300                           296
_____________________________________________________________________________________________________________
Interest expense not currently deductible                                1,150                         1,775
_____________________________________________________________________________________________________________
Revenue recognition                                                        150                           582
_____________________________________________________________________________________________________________
Tax deductible goodwill                                                    273                           429
_____________________________________________________________________________________________________________
Other                                                                      189                           315
_____________________________________________________________________________________________________________
                                                                        79,173                       147,888
_____________________________________________________________________________________________________________
Valuation allowance                                                   (79,173)                     (147,888)
_____________________________________________________________________________________________________________
NET DEFERRED TAX ASSET                                                      --                            --
_____________________________________________________________________________________________________________

A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2001 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company and the lack of profitability through December 31, 2000 and 2001.

For the year ended December 31, 2001, the Company had net operating loss carry forwards for tax reporting purposes in various tax jurisdictions as follows (in thousands (euro)):

_____________________________________________________________________________________________________________
U.S. Federal                                                                                         125,425
_____________________________________________________________________________________________________________
U.S. State                                                                                           125,425
_____________________________________________________________________________________________________________
Germany                                                                                              194,983
_____________________________________________________________________________________________________________
Other                                                                                                 53,661
_____________________________________________________________________________________________________________
TOTAL                                                                                                499,494
_____________________________________________________________________________________________________________

In addition, as of December 31, 2001, the Company had U.S. Federal and U.S. State income tax credit carryforwards of approximately (euro)70,000 and
(euro)40,000, respectively. U.S. Federal and State net operating losses carryforwards expire in various periods through 2019. The German net operating loss carry forwards for tax purposes relate to corporate income tax and municipal trade tax and carry forward indefinitely. The Tax Reform Act of 1986 and German tax law contains provisions which may limit the net operating loss and tax credit carry-forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

14. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information."

The Company is organized based upon legal entities within each geographic location Under this organizational structure, the Company considers two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force, partners and independent distributors in Europe, North America, South America, Australia, and Asia. In prior years, the Company was primarily organized based on the nature of the products and services it offers. As a result of the Company's reorganization based upon legal entities within each geographic location, segment information for earlier periods has been restated to conform to the current presentation.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measures are indicated in the tables below (in thousands (euro)):


2001

__________________________________________________________________________________________________________________
                             GERMANY     UNITED STATES     UNITED      ASIA PACIFIC      OTHER*          TOTAL
                                                           KINGDOM
__________________________________________________________________________________________________________________
Revenues
__________________________________________________________________________________________________________________
Licenses                         13,331          1,832            793          1,538          2,986         20,480
__________________________________________________________________________________________________________________
Services, maintenance
and other                        30,496          6,353          7,672            789          2,864         48,174
__________________________________________________________________________________________________________________
Total Revenues                   43,827          8,185          8,465          2,327          5,850         68,654
__________________________________________________________________________________________________________________
Gross profit
__________________________________________________________________________________________________________________
Licenses                         12,906          1,530            566          1,049          2,091         18,142
__________________________________________________________________________________________________________________
Services, maintenance
and other                         7,407        (2,096)          2,116        (1,717)          1,031          6,741
__________________________________________________________________________________________________________________
Total gross profit
(loss)                           20,313          (566)          2,682          (668)          3,122         24,883
__________________________________________________________________________________________________________________
Total Operating expenses         82,682         41,952         10,362         12,531         10,893        158,420
__________________________________________________________________________________________________________________
OPERATING INCOME (LOSS)        (62,369)       (42,518)        (7,680)       (13,199)        (7,771)      (133,537)
__________________________________________________________________________________________________________________
OTHER INCOME (EXPENSE)
NET                                                                                                          1,739
__________________________________________________________________________________________________________________
NET LOSS                                                                                                 (131,798)
__________________________________________________________________________________________________________________
LONG LIVED ASSETS                 8,501          1,635          2,380            645            361         13,522
__________________________________________________________________________________________________________________



2000

__________________________________________________________________________________________________________________
                             GERMANY     UNITED STATES     UNITED      ASIA PACIFIC      OTHER*          TOTAL
                                                           KINGDOM
__________________________________________________________________________________________________________________
Revenues
__________________________________________________________________________________________________________________
Licenses                         28,145         26,946          7,667          7,856          3,454         74,068
__________________________________________________________________________________________________________________
Services, maintenance
and other                        25,320         12,669          5,304              -          5,633         48,926
__________________________________________________________________________________________________________________
Total Revenues                   53,465         39,615         12,971          7,856          9,087        122,994
__________________________________________________________________________________________________________________
Gross profit
__________________________________________________________________________________________________________________
Licenses                         37,283         22,459          3,690          2,339          3,008         68,779
__________________________________________________________________________________________________________________
Services, maintenance
and other                         5,346        (2,847)          1,588            116          1,270          5,473
__________________________________________________________________________________________________________________
Total gross profit
(loss)                           42,629         19,612          5,278          2,455          4,278         74,252
__________________________________________________________________________________________________________________
Total Operating expenses         41,961         50,354          8,287          7,185          7,214        115,001
__________________________________________________________________________________________________________________
OPERATING INCOME (LOSS)             668       (30,742)        (3,009)        (4,730)        (2,936)       (40,749)
__________________________________________________________________________________________________________________
OTHER INCOME (EXPENSE)
NET                                                                                                          1,826
__________________________________________________________________________________________________________________
NET LOSS                                                                                                  (38,923)
__________________________________________________________________________________________________________________
LONG LIVED ASSETS                 9,106          7,937          3,188          1,308            515         22,054
__________________________________________________________________________________________________________________


1999

__________________________________________________________________________________________________________________
                             GERMANY     UNITED STATES     UNITED      ASIA PACIFIC      OTHER*          TOTAL
                                                           KINGDOM
__________________________________________________________________________________________________________________
Revenues
__________________________________________________________________________________________________________________
Licenses                         10,284         11,032          5,887              -          2,331         29,534
__________________________________________________________________________________________________________________
Services, maintenance
and other                         6,906          7,334          1,113              -          1,379         16,732
__________________________________________________________________________________________________________________
Total Revenues                   17,190         18,336          7,000              -          3,710         46,266
__________________________________________________________________________________________________________________
Gross profit
__________________________________________________________________________________________________________________
Licenses                         13,874          9,356          1,380              -            138         24,748
__________________________________________________________________________________________________________________
Services, maintenance
and other                         2,909          3,202          1,132              -          1,290          8,267
__________________________________________________________________________________________________________________
Total gross profit
(loss)                           16,783         12,558          2,248              -          1,426         33,015
__________________________________________________________________________________________________________________
Total Operating expenses         20,134         25,407          4,547              -          3,004         53,092
__________________________________________________________________________________________________________________
OPERATING INCOME (LOSS)         (3,353)       (12,849)        (2,298)              -        (1,577)       (20,077)
__________________________________________________________________________________________________________________
OTHER INCOME (EXPENSE)
NET                                                                                                          1,688
__________________________________________________________________________________________________________________
NET LOSS                                                                                                  (18,389)
__________________________________________________________________________________________________________________
LONG LIVED ASSETS                 1,644          2,671            716              -            579          5,610
__________________________________________________________________________________________________________________

* Other significant geographic locations include France and Sweden in 1999 and 2000, and France, Sweden and Dubai in 2001.

The accounting policies followed by the Company's business segments are the same as those described in Note 2 to the consolidated financial statements.

The Company generated the following license revenues from its Enfinity and Intershop 4 product lines, as follows (in thousands (euro)):

____________________________________________________________________________________________
YEAR ENDED DECEMBER 31,                   1999                  2000                  2001
____________________________________________________________________________________________
Enfinity                                  3,069                43,268                17,391
____________________________________________________________________________________________
Intershop 4                              26,465                30,800                 3,089
____________________________________________________________________________________________
TOTAL                                    29,534                74,068                20,480
____________________________________________________________________________________________

15. LOCAL DISCLOSURE REQUIREMENTS


BOARD MEMBERSHIP

MANAGEMENT BOARD
Stephan Schambach, Chief Executive Officer
Wilfried Beeck, Chief Operating Officer (resigned February 8, 2002)


SUPERVISORY BOARD
Eckhard Pfeiffer, Chairman
Theodore J. Smith, Vice Chairman
Prof. Dr. Hartmut Esslinger
Hans W. Gutsch (appointed August 15, 2001)
Dr. Hagen Hultzsch (appointed November 19, 2001)
Joerg Menno Harms (resigned June 30, 2001)
Lorenzo Pelliciolo (resigned June 30, 2001)


BOARD COMPENSATION
In 2001, the annual compensation, accrued but not paid, for the Supervisory Board was (euro)97,400. In 2001, the total annual compensation for the Management Board was (euro)9,700.


INVESTMENTS
The following table lists directly and indirectly held investments of the Company that are included in the consolidated financial statements as of December 31, 2001:

________________________________________________________________________________
                                                                   OWNERSHIP %
________________________________________________________________________________
Intershop Communications, Inc., San Francisco, U.S.A.                 82.5
________________________________________________________________________________
Intershop Communications GmbH, Jena                                    100
________________________________________________________________________________
Intershop Software Entwicklungs GmbH, Jena                             100
________________________________________________________________________________
Intershop Communications Ventures GmbH, Hamburg                        100
________________________________________________________________________________
Intershop (U.K.) Ltd., London, United Kingdom                          100
________________________________________________________________________________
Intershop Communications S.a.r.l., Paris, France                       100
________________________________________________________________________________
IS Nordic, AB, Stockholm, Sweden                                       100
________________________________________________________________________________
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China         99.99
________________________________________________________________________________
Intershop Communications Singapore Pte Ltd., Singapore                 100
________________________________________________________________________________
Intershop Communications Australia Pty Ltd., Sydney, Australia         100
________________________________________________________________________________
Intershop Communications Taiwan Co. Ltd., Taipei, Taiwan               100
________________________________________________________________________________
Intershop Communications Korea Co. Ltd., Seoul, Korea                 99.98
________________________________________________________________________________
Intershop Communications K.K., Tokyo, Japan                            100
________________________________________________________________________________

EMPLOYEES
During 2001, the Company had an average of 981 employees.

16. SUBSEQUENT EVENTS - UNAUDITED

In February 2002, the Company appointed a new management team to be led by Stephan Schambach, the Company's Chief Executive Officer. As part of the management changes, Wilfried Beeck resigned as the Chief Operating Officer. The new management team will be located in Jena, Germany, the new corporate headquarters for the Company. The Company also announced plans to centralize certain operations in Jena and the termination of approximately 230 employees worldwide.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION

1.1 Articles of Association of Intershop Communications Aktiengesellschaft (as amended).

4.1 Form of Amended Deposit Agreement among Intershop AG, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(1)

10.1 Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, Independent Public Accountants.

99 Letter from Intershop Communications Aktiengesellschaft to the SEC regarding Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, pursuant to SEC Release No. 33-8070.



(1) Incorporated by reference to the Form F-6 of Intershop AG filed with the SEC on February 25, 2002.