Form 20-F
INTERSHOP COMMUNICATIONS AG
filed 2003-05-27
CIK 1108517

As filed with the Securities and Exchange Commission on May 27, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 000-30688

_________________________

INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

(Exact name of Registrant as specified in its charter)

Intershop Communications Stock Corporation (Translation of registrant’s name into English)	Federal Republic of Germany (Jurisdiction of incorporation or organization)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0

(Address and telephone number of principal executive offices)

_________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares, each representing one Bearer Ordinary Shares, no par value Bearer Ordinary Shares, no par value*	Name of each exchange on which registered Nasdaq National Market Frankfurt Stock Exchange, Frankfurt Germany

*Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

19,306,400 Bearer Ordinary Shares

_________________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark which financial statements item the registrant has elected to follow.

ITEM 17 [ ] ITEM 18 [X]

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Item 2. Offer Statistics and Expected Timetable

Item 3. Key Information

Item 4. Information about Intershop

Item 5. Operating and Financial Review and Prospects

Item 6. Directors, Senior Management and Employees

Item 7. Major Shareholders and Related Party Transactions

Item 8. Financial Information

Item 9. The Offer and Listing

Item 10. Additional Information

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Item 12. Description of Securities Other than Equity Securities

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15. Controls and Procedures

Item 16. Reserved

PART III

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

Item 20. Consolidated Financial Statements

CERTAIN DEFINITIONS AND CONVENTIONS

Intershop Communications Aktiengesellschaft, is a German stock corporation (Aktiengesellschaft) and is referred to in this Annual Report on Form 20-F as "Intershop AG" and, together with its subsidiaries, as "Intershop," unless the context indicates otherwise, or as "we," "us," "our" and similar terms. Intershop AG's U.S. subsidiary Intershop Communications, Inc. is referred to in this Annual Report on Form 20-F as U.S., Inc. Our consolidated financial statements included in "Item 18. Financial Statements" in this Annual Report on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States, referred to as "U.S. GAAP."

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to Intershop or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. The forward-looking statements contained in this Annual Report on Form 20-F involve known and unknown risks, uncertainties and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those discussed under "Key Information - Risk Factors" and elsewhere in this Annual Report on Form 20-F. All forward-looking statements in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Undue reliance should not be placed on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the fiscal years ended December 31, 2000, 2001 and 2002, and the consolidated balance sheet data at December 31, 2000, 2001 and 2002 are derived from our consolidated financial statements and are included elsewhere in this report. The consolidated statement of operations data for the fiscal years ended December 31, 1998 and 1999, and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from our consolidated financial statements and are not included in this report. All balances prior to 1999 have been restated from Deutsche marks into euros using the exchange rate at January 1, 1999 of DM 1.95583 = euro 1.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of euros, except per share amounts)

	For the Year Ended December 31,
	1998	1999	2000	2001	2002
Revenues
Licenses	11,295	29,534	74,068	20,480	22,462
Services, maintenance and other revenue	6,577	16,732	48,926	48,174	22,635
Total revenues	17,872	46,266	122,994	68,654	45,097

Cost of revenues
Licenses	1,742	4,786	5,289	2,338	1,288
Services, maintenance and other revenue	3,766	8,465	43,453	41,433	17,814
Total costs of revenues	5,508	13,251	48,742	43,771	19,102
Gross Profit	12,364	33,015	74,252	24,883	25,995

Operating Expenses
Research and development	4,368	7,115	10,191	15,179	7,225
Sales and marketing	18,368	34,771	75,743	60,766	29,363
General and administrative	6,729	11,206	27,590	38,108	12,760
Restructuring costs and asset impairment	-	-	-	23,276	5,326
Legal settlement costs	1,866	-	-	-	-
Goodwill and amortization of acquired intangible assets	-	-	1,477	21,091	-
Total operating expenses	31,331	53,092	115,001	158,420	54,674
Operating Loss	(18,967)	(20,077)	(40,749)	(133,537)	(28,679)
Other income (expense)
Interest income	968	515	1,591	3,759	651
Interest expense	(797)	(42)	(571)	(76)	(31)
Impairment of investments	-	-	-	(2,482)	-
Other income (expense), net	1,488	1,215	806	538	504
Total other income	1,659	1,688	1,826	1,739	1,124
Net Loss	(17,308)	(18,389)	(38,923)	(131,798)	(27,555)
Accretion of redeemable preferred stock	(44)	-	-	-
Net Loss attributable to common shareholders	(17,528)	(18,389)	(38,923)	(131,798)	(27,555)
Basic and Diluted net loss per share	(1.91)	(1.15)	(2.31)	(7.48)	(1.47)
Shares used in computing basic and diluted net loss per share	9,193	15,977	16,827	17,627	18,731

CONSOLIDATED BALANCE SHEET DATA

(in thousands of euros)

	At December 31,
	1998	1999	2000	2001	2002
Cash and cash equivalents	34,185	12,065	84,062	9,107	11,303
Working capital	31,709	10,020	121,188	22,530	15,520
Total assets	47,221	53,789	209,455	79,616	52,148
Long-term liabilities	1,978	240	159	280	190
Accumulated deficit / retained earnings	(27,017)	(45,406)	(84,329)	(60,632)	4,124
Total shareholders' equity (deficit)	34,225	22,864	173,968	43,873	26,372

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

EXCHANGE RATES

The following table sets forth, for the year 1998, the average, high and low noon buying rates for the Deutsche mark, shown after conversion into euros at the official fixed conversion rate, and for the years 1999, 2000, 2001 and 2002, the average, high and low noon buying rate for converting euros to U.S. dollars, expressed in euros per dollar.

Effective January 1, 1999, the euro was introduced in the 11 member states of the European Union currently participating in the EMU as a common legal currency among those states for "paperless" transactions, with the substitution of euro bank notes and coins for the national currencies of the participating member states between January 1, 2002 and July 1, 2002. Effective January 1, 2002, the euro became the official legal tender for the participating member states, and the national currencies of those member states have been withdrawn from circulation. The fixed exchange rate for Deutsche marks converted to euros is DM 1.95583 = euro 1. We do not represent that the Deutsche mark or euro amounts shown below could be or could have been converted into U.S. dollars at any particular rate or at all. The period average is the average of the noon buying rates on the last business day of each full calendar month during the relevant period.

Year	Average	High	Low
1998	1.1120	1.2178	1.0548
1999	1.0588	1.1812	1.0016
2000	0.9207	1.0335	0.8270
2001	0.8909	0.9535	0.8370
2002	0.9459	1.0497	0.8560
Month	High	Low
2002
January	0.9031	0.8594
February	0.8778	0.8613
March	0.8836	0.8652
April	0.9028	0.8750
May	0.9373	0.9022
June	0.9885	0.9390
July	1.0156	0.9730
August	0.9882	0.9640
September	0.9959	0.9685
October	0.9881	0.9708
November	1.0139	0.9895
December	1.0485	0.9927
2003
January	1.0861	1.0361
February	1.0875	1.0708
March	1.1062	1.0545
April	1.1180	1.0621
May (until May 16, 2003)	1.1457	1.1200

On May 16, 2003, the noon buying rate for converting dollars to euros was U.S. $1.1542 per euro 1.00.

As of the beginning of 1999, our shares have traded on the Frankfurt Stock Exchange in Frankfurt, Germany, initially on the Neuer Markt trading segment operated by Deutsche Boerse Aktiengesellschaft, now in the Prime Standard trading segment of the Frankfurt Stock Exchange, in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares (referred to as ADSs) on the NASDAQ Stock Market. In addition any cash dividends, if any, are paid in euros, so that such exchange rate fluctuations will also affect the dollar amounts received by the holders of ADSs on the conversion into U.S. dollars of cash dividends paid in euros on the ordinary shares represented by the ADSs. The deposit agreement for the ADSs requires the depositary to convert any dividend payments, other distributions, or the net proceeds from the sale of securities, property or rights from euros into U.S. dollars as promptly as practicable upon receipt.

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

A recession or other difficulty in the economies where we license our products, including North America, Latin America, Europe and Asia, could have a material adverse effect on our business, financial position, operating results or cash flows. Our profitability may be significantly adversely affected by a prolonged economic slowdown in Europe or the United States because we derive a substantial portion of our revenues from software licenses and services in those markets. Various segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. Concerns have increased throughout the technology industry regarding a continuing economic slowdown and negative growth predictions for the remainder of the calendar year 2003 and beyond. Moreover, there is increasing uncertainty in the enterprise software market attributed to many factors, including global economic conditions. Our future license fee revenue and results of operations may experience substantial fluctuations from period to period as a consequence of these factors, and such conditions may affect the timing of orders from major customers and other factors related to capital spending. Although we have a diverse client base, we have targeted a number of vertical markets. A prolonged economic slowdown may result in our customers requiring us to renegotiate existing contracts, resulting in less advantageous terms than those currently in place.

WE CANNOT GUARANTEE THAT A VIABLE MARKET FOR OUR PRODUCTS AND SERVICES WILL DEVELOP AND BE SUSTAINABLE.

Our products and services facilitate online commerce and communication over public and private electronic data networks. The market for these products and services is in its relatively early stages of development and is differentiating further. A viable market may fail to emerge or be sustainable. We cannot predict the level of demand for, and market acceptance of, our products and services, especially considering that acquisition of our products and services requires a large capital or other significant resource commitment. If the market for our products and services does not continue to mature, we will be unable to successfully execute our business plan. Adoption of online commerce and knowledge management, particularly by those individuals and companies that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and different methods of conducting business and exchanging information. Our future revenues and profits will substantially depend on the Internet being accepted and widely used for commerce and communication. If Internet commerce does not continue to grow, or grows more slowly than expected, our future revenues and profits may not meet our expectations or those of investment analysts. In the emerging marketplace of Internet commerce, our products and services involve an innovative approach to the conduct of online business. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of our products and services, thereby generating demand. Companies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. Similarly, purchasers with established patterns of commerce may be reluctant to alter those patterns. In addition, the security and privacy concerns of existing and potential online purchasers may inhibit the growth of online business generally and the market's acceptance of our products and services in particular. Accordingly, a viable market for our products and services may not emerge or be sustainable.

OUR BUSINESS MAY SUFFER IF THE INTERNET INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT.

Our success will depend, in large part, upon the maintenance and development of a robust Internet infrastructure, including reliable network backbones with the necessary speed, data capacity and security, as well as the timely development of enabling products, such as high speed modems, for providing reliable Internet access, services and improved content. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, frequency of use and increased bandwidth requirements. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts of money to adapt our solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Internet sites of customers using our products and services and thereby negatively impact our business.

WE HAVE INCURRED NET LOSSES IN THE PAST AND EXPECT TO INCUR THEM IN THE IMMEDIATE FUTURE. IF WE CONTINUE TO INCUR NET LOSSES FOR A PERIOD LONGER THAN ANTICIPATED, WE MAY BE UNABLE TO CONTINUE OPERATIONS.

While we had two consecutive quarters of profitability in the first and second fiscal quarters of 2000, we have incurred net losses in the past four years and expect to continue to experience net operating losses in the future. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support product launches, potential decreases in revenues if these product launches are unsuccessful or if there is little market for our products and our continuing investment in research and development. If we fail to achieve sustainable profitability, we may be unable to continue our operations.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH COULD HARM OUR BUSINESS AND CAUSE THE PRICE OF OUR BEARER ORDINARY SHARES AND ADSs TO FALL.

We expect to experience significant fluctuations in our future quarterly operating results that may be caused by many factors. These factors include, but are not limited to:

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

  our pricing and mix of products and services sold;

  the relatively long sales cycles for some of our products;

  changes in our pricing policies or those of our competitors;

  introduction of new products or product enhancements by our competitors;

  our historic tendency to have larger sales revenues in the fourth calendar quarter;

  our large percentage of European sales which are adversely affected in the third calendar quarter of each year due to reduced business activity in the summer months; and

  our significant dependence on large single customer deals.

Our business and, therefore, the market price of our bearer ordinary shares and ADSs could be subject to significant fluctuations in response to quarter-to-quarter variations in our operating results.

WE FACE INTENSE AND INCREASING COMPETITION IN THE MARKET FOR ONLINE COMMERCE SOFTWARE APPLICATIONS, AND OUR FAILURE TO COMPETE SUCCESSFULLY COULD DECREASE OUR REVENUES.

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. Since there are relatively low barriers to entry in the market for online commerce applications, competition from other established and emerging companies may develop in the future. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and loss of market share, any of which could harm our business, operating results or financial condition. Many of our competitors have, and new potential competitors may have, longer operating histories, significantly greater financial, technical, marketing and other resources than we do, more experience in developing online commerce software, larger technical staffs, larger customer bases, more established distribution channels, and greater brand recognition than we do. In addition, many of our competitors have well-established relationships with our current and potential customers, especially in the U.S., and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations. Further, as we continue to transform our business model from selling online commerce software platforms to selling complete and standardized enterprise online business software solutions, more companies with which we previously did not compete may emerge as our competitors.

Our current direct competitors are:

  Online commerce software providers, including Art Technology Group, Blue Martini, BroadVision and IBM.

  Enterprise software providers, including BEA Systems, Microsoft, SAP and Oracle.

  Web content management software providers, including Gauss, Interwoven and Vignette.

  Online procurement software providers, including Ariba and Commerce One.

Our current indirect competitors are:

  Online service providers of online commerce services, including Digital River, iMall, Yahoo! Stores and others.

Our potential future competitors could also include:

  Customer Relationship Management ("CRM") vendors such as Siebel Systems, E.piphany and Kana Communications; and

  Supply Chain Management ("SCM") suppliers such as i2 Technologies and Manugistics.

We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures will not reduce our future revenues.

IF WE FAIL TO INTRODUCE NEW PRODUCTS AND ENHANCE EXISTING ONES, OUR COMPETITIVE POSITION AND FUTURE BUSINESS PROSPECTS COULD BE HARMED.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products and services. The Internet and the market for online commerce software are characterized by rapid technological change, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our technology and products obsolete. Consequently, we cannot predict the life cycles of our products. Further, we may be unsuccessful or experience delays in developing, acquiring or marketing new or enhanced products or services. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products and services and develop new products and services. We must continue to address the increasingly sophisticated and varied needs of our customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. In addition, as we continue to increase our focus on providing products and services directly to individual enterprises, as opposed to application service providers ("ASPs"), we will face additional concerns that could hinder our ability to respond in a timely manner to changes in market demand. These concerns include trying to accommodate the requirements of a larger pool of customers with more specialized needs and responding to the dynamics of a different market with different product cycles. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, client requirements or emerging industry standards, we may not be able to increase our revenues and expand our business. Any delay or failure in implementing or marketing new or enhanced products or services could harm our competitive position and our future business prospects.

LENGTHY SALES AND IMPLEMENTATION CYCLES COULD CAUSE DELAYS IN REVENUE GROWTH.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the lengthy budgeting and approval process of our customers. Therefore, the historic sales cycle associated with the license and implementation of many of our products has been lengthy and beyond our control. As we continue to launch new products and increase our focus on providing products and services directly to individual enterprises, the length of these sales cycles could be increased temporarily or permanently. In addition, the slowdown in general economic conditions may cause customers to defer purchase decisions for even greater periods. These delays may have a negative impact on the timing of our revenues and, if they occur, may be expected to cause our operating results to vary significantly from quarter to quarter.

OUR FUTURE REVENUES DEPEND ON THIRD PART IES WHO MARKET, SELL AND DEPLOY OUR PRODUCTS.

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

WE HAVE A LIMITED OPERATING HISTORY, AND OUR SUCCESS MAY BE LIMITED BY FACTORS OFTEN ENCOUNTERED BY COMPANIES WITH A LIMITED OPERATING HISTORY.

We have only been selling our products and services (or their predecessor versions) for 11 years. Our original predecessor company, NetConsult Computersysteme GmbH, was founded in 1992, and we were incorporated in our current form under German law on April 23, 1998. Accordingly, we have only a limited operating history. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support upcoming product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. Any or all of these factors could limit our success.

A BREACH OF OUR ONLINE COMMERCE SECURITY MEASURES COULD REDUCE FUTURE DEMAND FOR OUR PRODUCTS AND SERVICES.

A requirement of the continued growth of online commerce and communications is the secure transmission of confidential information over public networks. We rely on a combination of a secure socket layer, the most common encryption standard used on the Internet, and digital encryption standard, which is commonly used for the encryption of financial information, to provide the security necessary for the secure transmission of our customers' data. A third party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any such compromise or elimination of our security could reduce future demand for our products and services. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to address problems they may cause. Finally, since our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability.

WE CANNOT PREDICT WHETHER DEMAND FOR OUR PRODUCTS MAY BE ADVERSELY AFFECTED BY A RECENT SHIFT IN OUR DISTRIBUTION STRATEGY

We have recently shifted the focus of our distribution strategy away from a reliance on direct sales by our internal sales force and toward a greater reliance upon indirect sales via, in addition to direct sales by our internal sales force. We cannot predict whether or not the shift in our distribution strategy will generate greater demand for our products and services than had been the case previously when we relied heavily upon a direct sales force to sell services based on our products.  Our focus on direct sales of our products through an internal sales force generated certain increased costs, and we cannot guarantee that such costs will be offset by an increased demand for our products.

WE DEPEND ON THIRD PARTIES FOR LICENSED TECHNOLOGY THAT WE MIGHT NOT BE ABLE TO OBTAIN FROM OTHER SOURCES.

We rely on certain externally developed technology that we license from third parties, including database software from Oracle, Sybase, Persistence Software and Sun Microsystems, and other software that is integrated with our own software, to perform key functions. Our third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. The loss or inability to maintain any of these technology licenses could prevent use of our products and services until equivalent technology, if available, is identified, licensed and integrated. We cannot assure you that we will be able to acquire new third party licenses that may be necessary for our business. Further, these externally developed technologies, if suffering from defects, quality issues or the lack of product functionality required to make our solutions successful in the marketplace, may seriously impact and harm our business.

LOSING SOME OR ALL OF OUR KEY PERSONNEL COULD HARM OUR ABILITY TO MANAGE OUR BUSINESS.

Our business depends substantially on the performance of our officers and key employees, especially our chief executive officer, Stephan Schambach, our chief financial officer, Juergen Schoettler, and the member of the management board Werner Fuhrmann. We are dependent upon our ability to retain and motivate high quality personnel, especially for our management and development teams. Losing the services of our officers or other key employees could seriously harm our business, operating results and financial condition. Our future success and ability to expand operations also depends upon our ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for top personnel is intense as these personnel are in limited supply, and we might not be able to hire or retain sufficient numbers of other highly qualified technical and managerial personnel to support our business.

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

IF WE FAIL TO MEET THE CHALLENGES ASSOCIATED WITH MANAGING AND GROWING OUR INTERNATIONAL OPERATIONS, OUR BUSINESS MAY SUFFER.

Our products are currently marketed in over 15 countries in Europe, North America, South America and the Asia/Pacific regions. Our future revenue growth is dependant on leveraging the existing infrastructure and partnerships that we have built in the past as well as the successful continuance of our sales, marketing, support and service organizations, through direct or indirect channels, in the countries in which we are located. In maintaining our international strategy, we face several additional risks which include, but are not limited to:

  uncertainty of market acceptance in new regions due to language, cultural or other factors;

  lower levels of Internet usage and online commerce usage in the countries outside of the U.S. and Europe;

  unexpected changes and differences in regulatory requirements, particularly as applied to online commerce;

  our inability to manage our international growth, which we began before we were able to firmly establish our business model or infrastructure in a single market or a small number of markets;

  difficulty in collecting accounts receivable in some jurisdictions;

  export controls relating to encryption technology and other export restrictions, or tariffs and other trade barriers;

  difficulties in staffing and managing foreign operations;

  fluctuations in currency exchange rates or reduced protection for intellectual property rights in some countries;

  seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;

  potentially adverse tax consequences;

  political and economic instability; and

  our ability to find and develop relationships with international companies.

If we are unable to manage the potential effects of any of these risks, we may not be able to grow our business in the future.

OUR CUSTOMER BASE IS CONCENTRATED AND OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN CERTAIN EXISTING CUSTOMERS.

Our top ten customers accounted for approximately 27% of net sales for year ended December 31, 2000, 41% of net sales and services for the year ended December 31, 2001, and 76% of net sales and services for the year ended December 31, 2002. We expect to continue to derive a significant portion of our revenues from sales and services to a limited number of customers. The loss or a substantial decrease in the volume of orders from any of our other top customers may harm our business.

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

WE MAY NOT BE ABLE TO SECURE NECESSARY FUNDING IN THE FUTURE OR MAY ONLY BE ABLE TO DO SO ON TERMS DISADVANTAGEOUS TO US OR OUR CURRENT SHAREHOLDERS.

We require substantial working capital to fund our business. With the exception of two consecutive quarters of profitability in the six months ended June 30, 2000 and a positive cash flow in the fourth quarter of fiscal 2002, we have had significant operating losses and negative cash flow from operations since inception. We expect that this may continue in the future especially if the current market conditions prevail. Our capital requirements depend on several factors, including the rate of market acceptance of our products and services, the ability to expand our customer base, our ability to control costs and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution or such equity securities may have rights, preferences or privileges senior to those of the holders of our bearer ordinary shares and ADSs. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop new products or services, enhance our existing products and services, take advantage of future opportunities or respond to competitive pressures.

CONCENTRATION OF OWNERSHIP OF OUR BEARER ORDINARY SHARES AND ADSs MAY LIMIT THE VALUE OF OUR BEARER ORDINARY SHARES AND ADSs.

Stephan Schambach, our Chief Executive Officer, is a direct shareholder of Intershop AG. He acquired 1,666,800 bearer ordinary shares of Intershop AG at a price of E6.00 per share, in a private transaction on March 12, 2002. The shares have been formally registered and were admitted for trading on the Frankfurt Stock Exchange on September 6, 2002. Furthermore, both he and Burgess Jamieson, a member of our Supervisory Board hold shares in U.S., Inc. which may be converted into the bearer ordinary shares of Intershop AG. On January 23, 2002, Intershop AG announced that Mr. Schambach would exchange his remaining shares in U.S., Inc. for Intershop AG bearer ordinary shares. In the proposed transaction, Intershop AG will issue 2,500,000 Intershop AG bearer ordinary shares, in exchange for Mr. Schambach's 4,166,667 shares in U.S., Inc. After completion of the share exchange, which has yet to be formally consummated, Mr. Schambach will own approximately 19.1% of Intershop AG's capital stock, based on 21,806,400 bearer ordinary shares then outstanding. In the event that Mr. Jamieson's remaining shares in U.S., Inc. were converted into our bearer ordinary shares, Messrs. Schambach and Jamieson together would own approximately 20.0% of our capital stock, as of March 31, 2003, based on 22,035,300 Intershop AG bearer ordinary shares then outstanding. In this event, Messrs. Schambach and Jamieson, along with other members of our supervisory board, management board, executive officers, and our co-founder and former Chief Operating Officer Wilfried Beeck, would own approximately 28.02% of our capital stock. As a result, this group of shareholders will be able to exercise significant influence over all matters requiring shareholder approval, and if some or all of this group of shareholders choose to act or vote together, they will have the power to control matters requiring shareholder approval, including supervisory board elections, amendments to our articles of association and approval of significant corporate transactions such as mergers or sales of all of our assets. This concentration of ownership may have the effect of discouraging third parties from making a tender offer or bid to acquire us at a price per share that is above the then-current market price and thereby limit the value of the bearer ordinary shares or ADSs to you.

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

CERTAIN ANTITAKEOVER PROVISIONS UNDER GERMAN LAW AND IN OUR ARTICLES OF ASSOCIATION MAY DISCOURAGE ACQUISITIONS OF US THAT MAY BE BENEFICIAL TO YOU.

We are subject to the German Takeover Act (Wertpapiererwerbs- und Uebernahmegesetz) which became effective January 1, 2002. These provisions, along with the provisions of our articles of association, may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management. As a result, transactions that might award you a premium for your bearer ordinary shares or ADSs over the current market prices may not be completed. In addition, these provisions may limit your ability to approve transactions that you believe to be in your best interest.

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

  At the beginning of 2001, several securities class action lawsuits were filed in the U.S. against Intershop AG, our chairman of the management board and certain other officers and the underwriters of our September 2000 public offering. The complaints have been consolidated and allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The consolidated complaint seeks an unspecified amount of damages. The court has dismissed certain allegations, allowed other allegations to proceed past the pleading stage, and granted plaintiffs leave to amend other allegations. On May 13, 2003 defendants moved with a third motion to dismiss to dismiss the amended allegations. A ruling on the motion to dismiss is expected in the summer or fall of 2003 and no trial date has yet been set in this case.

  The German Federal Financial Supervisory Authority (Bundesamt für Finanzdienstleistungsaufsicht – BaFin, formerly Office for Securities Trading Bundesaufsichtsamt für den Wertpapierhandel - BAWe) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop AG's Preliminary results for 2000. BaFin has handed this case over to the public prosecutor in Hamburg and the prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May of 2001. We have been cooperating with these investigations and, to our knowledge, have never previously been the subject of such investigations. To date, these investigations have resulted in no formal charges brought against Intershop AG or our officers.

THE PRICE OF OUR ADSs AND BEARER ORDINARY SHARES MAY FLUCTUATE DRAMATICALLY AND YOUR INVESTMENT IN BOTH OUR ADSs AND OUR BEARER ORDINARY SHARES COULD SUFFER A DECLINE IN VALUE.

The worldwide equity markets in recent years, and in particular the market for Internet stocks, have experienced extreme price and volume fluctuations. This market volatility affects the market prices of the stock of many high technology and Internet companies and is often unrelated or disproportionate to the operating performance of these companies. In addition, negative changes in financial estimates of our performance by securities analysts could cause volatility in the price of our ADSs and our bearer ordinary shares. These fluctuations, as well as general economic and market conditions, may negatively affect the market price for our bearer ordinary shares and ADSs without regard to any changes in our results of operations or financial condition. The trading price of our common stock has been, and is likely to continue to be, highly volatile. Our stock price is subject to wide fluctuations in response to a variety of factors, including, but are not limited to:

  quarterly variations in operating results;

  announcements of technological innovations;

  announcements of new software or services by us or our competitors;

  changes in financial estimates by securities analysts; or

  other events or factors that are beyond our control.

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

WE AND OUR SHAREHOLDERS FACE CERTAIN RISKS RELATED TO OUR FORMER EMPLOYMENT OF ARTHUR ANDERSEN AS OUR INDEPENDENT AUDITORS.

Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH ("Arthur Andersen"), our former independent auditors, ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants in 2002.

Arthur Andersen did not participate in the preparation of this Annual Report, reissue its audit report with respect to the consolidated financial statements included in this Annual Report, or consent to the inclusion in this Annual Report of its audit report. As a result, investors in Intershop may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to its audit report.

ISSUES RELATED TO ARTHUR ANDERSEN MAY IMPEDE OUR ABILITY TO ACCESS THE CAPITAL MARKETS.

SEC rules and regulations require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen's consent to our inclusion of its audit report in those filings. If the SEC ceased accepting financial statements audited by Arthur Andersen LLP and its affiliates, we would be unable to access the public capital markets unless another independent auditor is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the "due diligence" process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF INTERSHOP

Intershop AG is the successor to both U.S., Inc. and Intershop Communications GmbH ("Intershop GmbH"). Intershop GmbH was originally founded in 1992 as "NetConsult Computersysteme GmbH," a German limited liability company, later re-named "NetConsult Communications GmbH." In March 1996, NetConsult Communications GmbH established a wholly owned subsidiary, NetConsult Communications, Inc., a Delaware corporation. These companies were subsequently re-named "Intershop Communications GmbH" and "Intershop Communications, Inc.," respectively. In December 1996, U.S., Inc. entered into a share exchange agreement with Intershop GmbH to acquire 100% of Intershop GmbH's outstanding shares. The holders of Intershop GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (worth approximately E1.1 million) and capital (worth approximately E200,000) in Intershop GmbH, totaling approximately E1.3 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of Intershop GmbH and our other subsidiaries. On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348 shares, into 61,729,050 shares of Intershop AG. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of Intershop AG, with Intershop AG holding 79.26% of U.S., Inc. Two stockholders, Stephan Schambach, our founder and Chief Executive Officer, and Burgess Jamieson, an investor in U.S., Inc. and a current member of our Supervisory Board, did not contribute all of their shares of U.S., Inc. due to certain tax considerations. At December 31, 2002, we held 82.5% of U.S., Inc.'s outstanding common stock and Messrs. Schambach and Jamieson held 16.0% and 1.5%, respectively, of U.S., Inc.'s outstanding common stock.

These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in Intershop AG, using conditional capital specifically approved for this purpose. The interests held by these individuals are considered to be part of the majority interest in Intershop AG because of the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that their U.S., Inc. shares are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid-in capital in our consolidated financial statements. Conversions of U.S., Inc. shares to Intershop AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid-in capital. During the year ended December 31, 1999, Messrs. Schambach and Jamieson together converted an aggregate of 744,500 common shares of U.S., Inc. into 446,700 shares of Intershop AG. During the year ended December 31, 2000, they converted an aggregate of 93,333 common shares of U.S., Inc. into 56,000 shares of the Intershop AG.

On January 23, 2002, Intershop AG announced that Mr. Schambach would exchange his remaining shares in U.S., Inc. for Intershop AG ordinary shares. Under the transaction, Intershop AG will issue 2,500,000 Intershop AG common bearer shares, using conditional capital specifically approved for this purpose, in exchange for Mr. Schambach's 4,166,667 shares in Intershop Communications, Inc. In addition, Mr. Schambach acquired 1,666,800 shares of bearer ordinary shares of Intershop AG from the company, at a price of E6.00 per share, in a private transaction on March 12, 2002. After completion of the share exchange, which has yet to be formally consummated, Mr. Schambach will own approximately 19.1% of our capital stock. In the event that Mr. Jamieson's remaining shares in U.S., Inc. were converted into our bearer ordinary shares, Messrs. Schambach and Jamieson together would own approximately 19.95% of our capital stock, based on 21,800,000 Intershop AG bearer ordinary shares then outstanding.

At March 31, 2003, Mr. Schambach held 1,744,300 shares of Intershop AG. At March 31, 2003, Messrs. Schambach and Jamieson collectively held 4,548,167 shares in U.S., Inc., with such shares being convertible into 2,728,900 shares of Intershop AG at any time prior to 2004.

As part of Intershop's initiative to strengthen its balance sheet and increase its financial flexibility, on October 30, 2002 Intershop's stockholders approved the reduction of Intershop's capital by E77,225,600, or a ratio of five to one, from E96,532,000 to E19,306,400. This reduction in share capital took legal effect on December 12, 2002, when a resolution on a simplified reduction of capital was entered in the commercial register of Gera, Germany, local court, in accordance with sections 229 ff. of the German Stock Corporation Act (Aktiengesetz). The new shares began trading on a consolidated basis on January 20, 2003.

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

BUSINESS OVERVIEW

OVERVIEW

Intershop AG is a global provider of online commerce software, with operations in Europe, North America, South America, Asia and the Middle East. Intershop software enables enterprises to develop and deploy dynamic online commerce sites for purchasing and selling products and services over the Internet.

During fiscal 2002, Intershop transformed its provider model from selling online commerce software to selling a unified commerce platform which is compatible with other standard enterprise online business software solutions. This shift was aimed at aligning Intershop's product portfolio more directly with current corporate IT spending behavior and prevailing customer preferences. Intershop strives to provide complete and fully integrated software solutions that offer high returns on investment ("ROI"), fast time-to-market, and low total cost of ownership ("TCO"). At the same time, by focusing our sales efforts on large multinational companies, Intershop intends to remain well-positioned to take advantage of a future upturn in the IT spending market.

Our software provides both basic online commerce functionality and advanced features, including intelligent merchandising capabilities, workflow processing and channel integration. Our products are designed to support a wide range of business models, from basic business-to-consumer and business-to-business sales to more advanced business models, including online procurement and purchasing and sales through online marketplaces. With the unveiling of our industry-specific and cross-industry business solutions, we enable global enterprises to optimize profit margins and strengthen key business relationships. Our industry-specific solutions are designed to meet the online business needs of certain vertical markets - markets in which we have successful, established customers, including retail, high-tech and manufacturing. Our cross-industry solutions include Business-to-Business ("B2B"), Business-to-Consumer ("B2C"), Procurement Solutions and Content Management Solutions. These selected segments indicate the highest demand for Intershop products and correspond to the industries where Intershop has a strong track record for solution implementation and execution.

Our products allow us to serve not only our customers' present online commerce needs, but they also offer an upgrade path to the emerging online commerce business models of tomorrow. In addition, our software works in conjunction with a company's existing technology infrastructure, integrating front-office and back-office systems such as enterprise resource planning ("ERP") and customer relationship management ("CRM").

INTERSHOP'S STRATEGIC FOCUS

Our Unified Commerce Management is an innovative framework of best practices for online commerce, which guide the design and delivery of Enfinity Multisite solutions.  These feature-rich solutions, combining content management, procurement, and sell-side applications in a single body of code, provide enterprise-scale benefits across a range of industries.

Our customers around the world have successfully deployed Enfinity Multisite solutions in order to:

  Automate and web-enable strategic buying and selling processes;

  Dynamically integrate online transactions and web content;

  Centralize the management of multiple, distributed online commerce and brand initiatives; and

  Integrate back-end and legacy systems (the existing customer infrastructure).

Among the many unique advantages of Intershop's Unified Commerce Management solutions are:

  The ability to connect multiple business partners, regardless of which commerce platform they currently use;

  Central management of dynamic content across all channels with pinpoint accuracy;

  Integration with other e-business systems across the enterprise supply chain; and

  Low cost-of-ownership and early return-on-investment commerce.

Taken together, these benefits allow our customers to sustain their competitive edge by accelerating their time-to-market and providing a superior all-round customer experience.

PRODUCTS AND SERVICES

Our products enable businesses to purchase and sell products and services online, leverage new commerce channels to reduce costs and increase profits, and allow application service providers ("ASPs") and online marketplaces to facilitate online selling by hosting sites for other businesses and by developing online marketplaces. We supplement our products with consulting and customer services throughout the process of implementation and ongoing maintenance.

Products

Our products are designed to work individually or in conjunction with one another in order to address customers' specific needs and particular business models.

Solid Online Business Platform Plus Packaged Components

Intershop AG's offering consists of a scalable and flexible online business platform, built around Enfinity and complemented by packaged components that simplify application development and implementation. Our scalable platform positions our solutions against infrastructure players such as BEA Systems, Art Technology Group and IBM. Our packaged components position our solutions against online commerce application vendors such as Blue Martini and Broadvision.

Solution Bundles for Key Vertical Markets

Intershop AG's industry-specific solutions are designed to meet the online business needs of certain vertical markets - markets in which we have successful, established customers, including high-tech and engineering as well as multi-channel retail. Our solutions focus on supply-chain deficiencies in specific vertical industries. We have developed the vertical expertise and deep understanding of specific industries and their applications, and have built our solution bundles with these unique requirements in mind.

Cross-Industry Solution Bundles

Intershop AG's cross-industry solutions are designed to provide select online commerce functionality for specific business models and market strategies, such as procurement and marketplaces. Our solutions focus on streamlining and web-enabling all buying and selling processes, integrating existing and content management systems, and managing multiple online commerce initiatives on a single platform.

The table below provides additional details on our products:

Product		Description	Business models supported	Target customers
Enfinity	Platform

An advanced online commerce platform, developed to meet the diverse needs of global enterprises, whether it is for a dynamic direct-to-customer online business site or a more complex, multi-channel solution

  Direct sales to business or customers

  Indirect sales through distributors or resellers

  Sales through online marketplaces

  Procurement from multiple suppliers

  Organizing online marketplaces for multiple suppliers and buyers

Large enterprises Small- and mid-sized companies
	MultiSite	A next generation online commerce platform which enables large enterprises to deploy and manage multiple online commerce initiatives across different business units from one platform	Direct sales to business or customers Indirect sales through distributors or resellers Sales through online marketplaces Procurement from multiple suppliers	Large enterprises
	Cross-Industry Solutions	Extends the platform with packaged business components to provide select online commerce functionality for specific business models	B2B B2C Procurement Marketplaces Supplier	Large enterprises
	Industry Solutions	Extends the platform with packaged business components to address the needs of specific industries and key businesses	Retail High-Tech and Engineering Automotive Consumer Goods	Large enterprises
	Content Management	Extends the platform by enabling enterprises to more effectively manage and integrate product and company content and data into every online transaction	B2B B2C	Large enterprises
Intershop 4	Merchant	Sophisticated sites for small- to medium-sized businesses hosted on individuals' servers	Store and Application Hosting Sell indirect	ASPs; Small- and mid-sized companies
	Hosting	Sophisticated sites for small- to medium-sized businesses that share a single server	Store and Application Hosting Sell indirect	ASPs; Small- and mid-sized companies
	ePages	Entry-level storefronts for small businesses	Store and Application Hosting Sell indirect	ASPs; Small- and mid-sized companies

Our product Intershop 4 is an online commerce solution targeted at small and medium-sized companies demanding easy-to-use software solutions that can be hosted by Internet or application service providers ("ISP"/"ASP"). In January 2002, we introduced this product line's latest version, Intershop 4.3, which features enhanced data management and currency conversion capabilities. In order to strategically focus on our high-end Enfinity product line, we entered into a comprehensive collaborative agreement with ePages Software GmbH headquartered in Hamburg, Germany and Jena, Germany, on the future development and worldwide distribution of the Intershop 4 product line on November 20, 2002. The cooperation agreement covers sales and marketing, customer and partner assistance, software development, technical support, consulting and training.

Our products include key components from third-party software vendors, including database software, application servers, integration technologies and search engines. In most cases, the software supplier has the right to terminate its supplier agreement in the event that we materially breach the license agreement.

Services

We support our software products with a full set of services, including consulting services, customer support and training. We provide these services directly and through a network of affiliated service providers. The table below details the services we provide:

Service	Principal Attributes
Technical support packages	Variety of technical support packages such as maintenance and developer support contracts which may include free upgrades and no limits on inquiries
Training and product education	Comprehensive series of classes to provide the knowledge and skills to successfully deploy, use and maintain our products and solutions
Consulting services	Assessment and implementation of online commerce business models, marketing plans and technical needs
Software development	Deployment of technology into customer systems and integration into existing enterprise resource planning and infrastructure systems
Outsourced project management	Evaluation, execution, testing and roll-out of projects

SALES AND MARKETING

Sales

Our sales and distribution strategy comprises:

  Direct sales to large enterprises in the retail, high-tech and manufacturing industries.

  Sales and distribution through strategic partners and value-added resellers.

  Sales to ASPs who offer hosted application solutions to small and medium-sized businesses and merchants.

Intershop sells its products through a network of worldwide sales and distribution offices located in North America, Europe and Asia/Pacific. We sell directly through an internal sales force and we also sell indirectly through a worldwide network of partners. Our partner programs cover the complete enabling cycle of a project (market, sell, integrate, implement & maintain). We are committed to our partners and have dedicated employees within all project-related functions (marketing, sales, consulting, support, training, R&D) to keep our partners informed, involved and provided with the necessary knowledge and tools to implement world-class online business solutions. The majority of our software license sales are influenced by our partners and delivered by one of these partners in cooperation with our internal sales force. We intend to further focus on indirect sales channels.

Marketing

Our marketing efforts include identifying appropriate target markets and customers for our products, building appropriate sales and distribution channels to supply our products and services to those markets and customers, promoting and advertising our company and products in order to create brand awareness in target markets, and pricing our products in line with customer expectations. Within the enterprise market, we target the key business decision makers, including chief executive officers, chief information officers, vice-presidents of procurement, line of business owners and directors of online commerce strategies. Within the ASP market, we target product managers and product line managers responsible for the online commerce line of business.

RESEARCH AND DEVELOPMENT

Our product development activities are conducted in large part through our operations in Jena, Germany, and are coordinated closely with our product management resources. Our research and development teams share information among themselves in order to more efficiently resolve a similar problem and provide comprehensive solutions.

Our software and Internet applications development teams include a number of key employees who have developed Internet applications and services and have extensive experience with Java programming. Our research and development team has extensive experience in developing secure, scalable and high-performing business processes for online commerce applications. Our comprehensive product portfolio is based on leading technologies, including J2EE, XML, .Net and Web-Services.

In developing updates of our standard software to meet our customers' needs, we take into account experience gathered in our support to our existing customers. In addition, the research and development groups in Jena, Germany focus on the continuous development of existing products, as well as development of next generation products, by anticipating the upcoming demands for online commerce software. Following the development stage, enhancements to the existing products and the next generation products are tested by a separate group of programmers with expertise and experience in locating defects and "bugs."

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

We license rather than sell our products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have several U.S. and European patent applications pending, as well as issued patents.

"Intershop" is a registered trademark in the U.S. and Germany. The Intershop logo, "Enfinity", and other marks are approved trademarks, or are subject of pending trademark applications in several jurisdictions. The above mentioned trademark applications are subject to review by the applicable governmental authorities, including the U.S. Patent and Trademark Office, and may be opposed by private parties and may ultimately not be issued.

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

EMPLOYEES

At December 31, 2002, we had a total of 479 employees, a net reduction of 254 positions or a decline of 35% year on year. The total number of employees includes 252, or 53% in technical departments such as research and development, and services, 155, or 32% in sales and marketing, and 72, or 15% in administration and finance. Of these employees, 39 were located in the U.S. and 440 were located outside the U.S. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

GOVERNMENTAL REGULATION

The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. We must comply with new regulations in both Europe and the U.S., as well as any regulations adopted by other countries where we do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad, as well as new laws governing the taxation of online commerce.

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

ORGANIZATIONAL STRUCTURE

Intershop AG is a holding company that directly and indirectly owns 12 subsidiaries that conduct all of our business worldwide. We were incorporated in our current form under German law on April 23, 1998. Our original predecessor company, which was founded in 1992 as NetConsult Computersysteme GmbH, is now called Intershop Communications GmbH and is currently a subsidiary of U.S., Inc.

The following table lists our current subsidiaries:

Subsidiary	Ownership %
Intershop Communications, Inc., San Francisco, U.S.A	82.5
Intershop Software Entwicklungs GmbH, Jena. Germany	100
Intershop Communications Ventures GmbH, Hamburg, Germany	100
Intershop (U.K.) Ltd., London, United Kingdom	100
Intershop Communications S.a.r.l., Paris, France	100
Intershop Communications AB, Stockholm, Sweden	100
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China	99.99
Intershop Communications Singapore Pte Ltd., Singapore	100
Intershop Communications Australia Pte Ltd., Sydney, Australia	100
Intershop Communications Taiwan Co. Ltd., Taipei, Taiwan	100
Intershop Communications Korea Co. Ltd., Seoul, Korea	99.98
Intershop Communications K.K., Tokyo, Japan	100

PROPERTY, PLANTS AND EQUIPMENT

Our principal executive, administrative, marketing and sales, consulting, training, customer support and research and development facilities are located in Jena, Germany, 160 miles southwest of Berlin.

All of our facilities in the U.S. and Europe are leased from third parties. Our principal U.S. sales, marketing, customer service and administrative office occupies approximately 10,028 square feet in San Francisco, California, after moving to new office space on April 1, 2002. A lease termination agreement for office space occupying 39,522 square feet in San Francisco, California was reached on March 31, 2002. During 2002 we also maintained 19,838 square feet of office space on Long Island, New York. A lease termination agreement was reached effective January 1, 2003. Our corporate headquarters in Jena, Germany occupies approximately 250,000 square feet with approximately 33% currently subleased. We also maintain sales and services operations in Hamburg, Germany, and Stuttgart, Germany, which occupy approximately 9,000 square feet in each city. In addition, we also lease sales and services offices in the metropolitan areas of Hong Kong, Tokyo, London, Paris, and Stockholm.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Founded in 1992 in Jena, Germany, Intershop has a long tradition as an innovator in the evolution of online commerce –a tradition that continues today. We derive a majority of our revenues through licensing of our software products. The balance of our revenues is derived from complementary education, support, and consulting services.

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

OPERATING RESULTS FOR FISCAL YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

REVENUES

Licenses. License revenues were E74.1 million in fiscal 2000, E20.5 million in fiscal 2001, and E22.5 million in fiscal 2002, representing a decrease of 72% from fiscal 2000 to fiscal 2001 and an increase of 10% from fiscal 2001 to fiscal 2002. The most significant factor for the decrease in license revenue from fiscal 2000 to fiscal 2001 was the considerable reduction in corporate IT spending levels on a worldwide basis. Revenue was also impacted by a transition in our sales efforts. This occurred as Intershop completed a strategic shift in its business model from selling online commerce platforms to offering complete standard online business software solutions. Despite continued weakness in corporate IT spending, the license revenue increased from fiscal 2001 to fiscal 2002 which is primarily attributable to Intershop's focusing of its sales efforts on strategically important high-margin license revenue while moving some of the low-margin service business to our partners and reducing our own service personnel headcount.

Service, maintenance and other revenues. Service, maintenance and other revenues were E48.9 million for fiscal 2000, E48.2 million for fiscal 2001 and E22.6 million for fiscal 2002 representing a negligible decrease from fiscal 2000 to fiscal 2001, and a decrease of 53% from fiscal 2001 to fiscal 2002. Service revenues from professional services consulting fees were E35.8 million for fiscal 2000, E36.6 million for fiscal 2001 and E15.3 million for fiscal 2002. Service revenues from software maintenance and support agreements were E8.1 million for fiscal 2000, E9.3 million for fiscal 2001 and E6.2 million for fiscal 2002. Other revenues, consisting primarily of revenues related to education and training services, were E5.1 million for fiscal 2000, E2.2 million for fiscal year 2001 and E0.5 million for fiscal 2002. The stabilization in fiscal 2001 in service, maintenance and other revenues was primarily attributable to the increased licensing activity described above, which resulted in increased revenues from customer implementations and maintenance contracts. The decrease from fiscal 2001 to fiscal 2002 is primarily attributable to Intershop's strategic decision to move some parts of its service business to its partners in order to enhance license business generation through partners.

Revenues by Region. Europe contributed revenue totaling E75.5 million for fiscal 2000, E58.2 million for fiscal 2001 and E35.1 million in fiscal 2002, representing 61%, 85% and 78% of global revenues, respectively. The increase in the European to global revenue ratio from fiscal 2000 to fiscal 2001 was attributable to the overall decline in the U.S. and Asian economies, particularly during the end of fiscal 2000. Furthermore, the increase from fiscal 2000 to fiscal 2001 was attributable to high customer confidence and a large installed base across the European region. The decrease from fiscal 2001 to fiscal 2002 was attributable to the weak European market during 2002.

Asia contributed revenue totaling E7.9 million for fiscal 2000, E2.3 million for fiscal 2001 and E1.1 million for fiscal 2002, representing 6%, 3% and 2% of global revenues. Fiscal 2000 was our first full year of operations in Asia after entering the market in the fall of 1999. During fiscal 2001 as well as fiscal 2002, our business in Asia was affected by a slowdown in the market for online business solutions that occurred in the final quarter of 2000 and worsening economic conditions in the region. As a result, revenues in Asia declined considerably from fiscal 2000 to fiscal 2001 as well as fiscal 2001 to fiscal 2002. During 2002 we moved to a full distributor model in Asia supported by our global partners for the most efficient customer support.

The U.S. contributed revenue totaling E39.6 million for fiscal 2000, E8.2 million for fiscal 2001 and E9.0 million for fiscal 2002, representing 32%, 12% and 20% of global revenues, respectively. The decrease in the U.S. to global revenue ratio from fiscal 2000 to fiscal 2001 was attributable to the overall decline in the U.S. economy, particularly during the end of fiscal 2000 and during fiscal 2001. During fiscal 2001, our U.S. business was hit by a reluctance of many companies to make IT investments in view of the worsening overall economic outlook, coupled with our weaker market penetration compared to our U.S. competitors. As a result, revenues in the U.S. were considerably lower than planned in fiscal 2001. The increase from fiscal 2001 to fiscal 2002 was primarily attributable to Intershop's ability to leverage global accounts in the US market and to increasingly utilize indirect sales channels in the US despite a weak U.S. economy during 2002.

COST OF REVENUES

Licenses. Cost of revenues includes product license costs which include royalties to third party software vendors for software embedded in our product suite, as well as documentation and other informational media associated with our products. Cost of license revenues was E5.3 million for fiscal 2000, E2.3 million for fiscal 2001 and 1.3 million for fiscal 2002. The decrease from fiscal 2000 to fiscal 2001 is attributable to lower overall revenues due to the downturn in market conditions. The decrease from fiscal 2001 to fiscal 2002 is attributable primarily to an improved revenue mix, in particular the relative decline in license sales for Intershop 4 products as compared to Enfinity products, with Intershop 4 products incurring a relatively larger portion of third party royalty costs than Enfinity products.

Service, maintenance and other revenues. Cost of service, maintenance and other revenues include salary and other related costs for our professional services and support staff, as well as third party contractor expenses. Total headcount in our professional services, training and support departments was 380 at December 31, 2000, 282 at December 31, 2001 and 177 at December 31, 2002. Cost of service, maintenance and other revenues was E43.4 million for fiscal 2000, E41.4 million for fiscal 2001 and E17.8 for fiscal 2002. The stabilization in fiscal 2001 is attributable to the increase in the number of employees providing consulting, education and technical support services. The decrease from fiscal 2001 to fiscal 2002 is attributable to the reduction in service headcount between fiscal 2001 and fiscal 2002.

GROSS PROFIT

Gross profit was E74.3 million for fiscal 2000, E24.9 million in fiscal 2001 and E26.0 million in fiscal 2002. The decrease from fiscal 2000 to fiscal 2001 is attributable to a smaller share of high-margin license revenue in total revenue. The increase from fiscal 2001 to fiscal 2002 was primarily due to the increased level of high-margin license revenue as a percentage of total revenue, as well as improved license and service margins.

Gross margin percentages are impacted by product mix and variable labor costs. Fixed costs and variable material costs have a minimal impact on gross margin. The gross margin on license sales increased from 89% in fiscal 2001 to 94% in fiscal 2002. This increase is primarily attributable to the streamlining of our sales organization during fiscal 2002 by decreasing the number of non-quota carrying sales representatives. Gross margins on service, maintenance and other revenues increased from 14% in fiscal 2001 to 21% in fiscal 2002 as we reduced our service workforce and improved the utilization rates of the remaining service personnel.

As a result of the larger contribution of higher-margin license revenue to overall revenue as well as improved license and service margins, gross margin generated increased from 36% in 2001 to 58% in 2002.

OPERATING EXPENSES

Following a systematic review of our cost structure and strict spending control policies, we reduced operational costs (cost of revenue and operating expenses) from E202.2 million in fiscal 2001 to E73.8 million in fiscal 2002.

Research and development. Research and development expenses were E10.2 million for fiscal 2000, E15.2 million in fiscal 2001 and E7.2 million in fiscal 2002. The increase from fiscal 2000 to fiscal 2001 reflects our efforts in developing our new product line and our commitment to remain at the forefront of technological advances in this industry. Our new product line includes the offering of cross-industry solutions, solutions for key vertical markets, Enfinity MultiSite as well as a comprehensive content management system. The decrease from fiscal 2001 to fiscal 2002 was attributable to a significant headcount reduction. Total headcount in our research and development department was 243 at December 31, 2000, 154 at December 31, 2001 and 75 at December 31, 2002. As a percentage of total revenue, research and development expenses were 8.3%, 22.1% and 16% in fiscal years 2000, 2001 and 2002, respectively. The increase in the ratio from fiscal 2000 to fiscal 2001 was mainly attributable to the decline of total revenue while investing in the development of a comprehensive online business product portfolio continued at roughly the same level. We launched our new Enfinity cross-industry and industry-specific solutions at CeBIT, a world-famous tradeshow for information and telecommunications technology in Germany in March of 2001. Enfinity MultiSite, the Enfinity Procurement Solution and the Enfinity Content Management Solution were introduced in Berlin in November of 2001. The decrease from fiscal 2001 to fiscal 2002 was primarily attributable to headcount reductions and efficiency gains in our research and development department.

Sales and marketing. Sales and marketing expenses were E75.7 million for fiscal 2000, E60.8 million in fiscal 2001 and E29.4 million in 2002. The decrease from fiscal 2000 to fiscal 2001 as well as from fiscal 2001 to fiscal 2002 is attributable to lower commission payments to sales representatives, due to lower overall sales. It is also indicative of the benefits from our cost structure review and the strict spending control policy imposed as part of the restructuring. Total headcount in our marketing department was 118 at December 31, 2000, 64 at December 31, 2001 and 18 at December 31, 2002. Marketing expenses were E31.1 million for fiscal 2000, E23.7 million for fiscal 2001 and E7.0 million for fiscal 2002. The marketing expenses in fiscal 2000 were primarily attributable to Intershop Open 2, Intershop's annual trade show, as well as a television advertising campaign. The marketing expenses in fiscal 2001 and 2002 were primarily attributable to our participation at CeBIT, an annual computer trade show in Hannover, Germany, as well as smaller print advertising campaigns. As a percentage of total revenue, sales and marketing expenses were 61.5%, 88.5% and 65.2% of total revenue in fiscal 2000, 2001 and 2002, respectively. The increase in the ratio from fiscal 2000 to fiscal 2001 reflects the decline in total revenue while supporting a large expense base created during our expansionary phase in 2000. The decrease in the ratio from fiscal 2001 to fiscal 2002 is primarily attributable to marketing headcount reductions and efficiency gains throughout fiscal 2002.

General and administrative. General and administrative expenses were E27.6 million for fiscal 2000, E38.1 million in fiscal 2001 and E12.8 million for fiscal 2002. The increase from fiscal 2000 to fiscal 2001 is attributable to increased legal costs and bad debts. Intershop AG has been defending itself in a number of legal proceedings. The increase in bad debt expenses reflected the difficult economic environment during 2001. The reduction from fiscal 2001 to fiscal 2002 is primarily attributable to the significantly reduced company infrastructure as well as lower bad debts. The number of administrative personnel was 210 at December 31, 2000, 104 at December 31, 2001 and 73 at December 31, 2002. As a percentage of total revenue, general and administrative expenses were 22.4%, 55.5% and 28.4% of total revenue in fiscal 2000, 2001 and 2002, respectively. The increase in the ratio from fiscal 2000 to fiscal 2001 is attributable to the decline in revenue in 2001 while at the same time keeping an infrastructure created in the expansionary phase of the business. The decrease from fiscal 2001 to 2002 is primarily attributable to general and administrative headcount reductions and efficiency gains throughout fiscal 2002. The legal costs increased from E1.6 million in fiscal 2000 to E3.8 million in fiscal 2001 primarily due to several lawsuits, such as the shareholder class action lawsuit and a patent infringement lawsuit, and decreased to E2.6 million in fiscal 2002 primarily due to fewer lawsuit and the settlement of the patent infringement lawsuit in fiscal 2001.

OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of interest income, interest expense and other non-operating expenses, such as the write-down of investments. Other income, net was E1.8 million for fiscal 2000, E1.7 million for fiscal 2001 and E1.1 million for fiscal 2002.

PROVISION FOR INCOME TAXES

From inception through December 31, 2002, we incurred net losses for U.S. federal and state tax purposes and have not recognized any tax provision or benefit. Given our losses incurred and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset. See Note 13 of the Notes to our consolidated financial statements included in Item 18 in this report for a description of the components of the deferred income tax asset.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception in April 1998, we have financed our operations through private placements of preferred stock and bridge loans from investors as well as funds raised from our initial public offering in Germany in July 1998 and a public offering of American Depositary Shares in the U.S. in September 2000. At December 31, 2002, we had E15.5 million in cash, cash equivalents and marketable securities and E15.5 million in working capital. Intershop has planned measures to improve its results of operations and cash flows.  If Intershop fails to implement its 2003 business plan, additional financing resources might be required to support our operations. If, in this case, no such financing is available on a timely basis, the ability of Intershop to continue operations might be endangered.

Net cash used in operating activities was E41.9 million in fiscal 2000, E71.0 million in fiscal 2001 and E22.7 million in fiscal 2002. Net cash flows used in operating activities in fiscal 2000, fiscal 2001 and fiscal 2002 reflect net losses and in fiscal 2000 the increase in accounts receivable from increased revenues. Net cash usage in 2002 was driven primarily by operating losses as well as the cash impacts from restructuring charges incurred from the third quarter of 2001 through the fourth quarter of 2002.

Net cash used in investing activities was E49.4 million in fiscal 2000, E4.3 million in fiscal 2001 and E(15.7) million in fiscal 2002. Cash used in investing activities primarily reflects purchases of property and equipment in each period and the purchase of marketable securities. Cash used for the purchase of marketable securities amounted to E27.0 million in fiscal 2000, E83.9 million in fiscal 2001 and E32.5 million in fiscal 2002. Additionally, the increase in fiscal 2000 can be attributed to the E2.5 million cash used in the acquisition of Owis GmbH. In 2001 cash used in investing activities decreased primarily due to significant proceeds from sales of marketable securities. In addition, in 2001 Intershop invested less in property and equipment when compared with 2000 as Intershop in 2001 was not required to invest at the same rate as in the previous year due to depressed market conditions in 2001. Net cash generated in fiscal 2002 was primarily due to proceeds from the sale of marketable securities. Proceeds from the sale of marketable securities amounted to E0.0 in fiscal 2000, E92.6 million in fiscal 2001 and E47.5 million in fiscal 2002. At December 31, 2002, we had available-for-sale marketable securities with a fair market value of approximately E4.2 million and a cost basis of approximately E4.2 million.

Net cash provided by financing activities was E161.8 million in fiscal 2000, E0.5 million in fiscal 2001 and E10.0 million in fiscal 2002. In fiscal 2000, financing cash flows were primarily proceeds from the sale of common stock of E112.0 million in September 2000. Cash generated from financing activities in 2001 stems from the issuance of shares due to the exercise of employee stock options. All cash generated from financing activities in 2002 stems from the cash investment by our Chief Executive Officer, Stephan Schambach, through a private equity placement.

Restricted cash was E7.8 million as of December 31, 2001 and E7.1 million as of December 31, 2002. The restricted cash is primarily used as collateral for the lease for our headquarters in Jena, Germany. The level of restricted cash will reduce as the lease term on the property reduces. The lease has been contracted for until November 2013. The restricted cash will be released by 10% of the original amount every year, beginning October 10, 2003.

Capital expenditures, net of capital leases, were E20.6 million in fiscal 2000, E5.7 million in fiscal 2001 and E0.7 million in fiscal 2002. Our capital expenditures consisted of purchases of resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. Since our inception, we have generally funded capital expenditures either through the use of working capital or with capital leases. We did not have any equipment under capital lease at December 31, 2002.

Facilities and certain furniture and equipment are leased under operating leases. As of December 31, 2002, future minimum annual lease payments were as follows:

Year Ended December 31	Lease Payments
2003	E5.0 million
2004	E4.3 million
2005	E4.0 million
2006	E3.9 million
2007	E3.6 million
Subsequent years	E17.2 million
Total	E38.0 million

There was no rental income in fiscal 2000 and 2001. The future sublease rental income secured by contract as of December 31, 2002 totaled E2.4 million.

Total deferred revenue was E6.8 million in fiscal 2000, E5.6 million in fiscal 2001, and E6.3 million in fiscal 2002. The decline from fiscal 2000 to fiscal 2001 is attributable to a smaller revenue base. The increase in deferred revenues from fiscal 2001 to fiscal 2002 reflects certain large projects with extended implementation cycles.

Allowance for doubtful accounts were E5.2 million in fiscal 2000, E13.9 million in fiscal 2001, and E7.5 million in fiscal 2002. Gross trade receivables decreased to E18.6 million in fiscal 2002 due to a smaller revenue base and improved receivables collection management, the latter of which reduced Intershop's days sales outstanding ("DSO") by 5 days, to 86 as of December 31, 2002, compared with 91 days as of December 31, 2001. The increase in the allowance for doubtful accounts from fiscal 2000 to fiscal 2001 is attributable to collection difficulties with the trade receivables from resellers in the Asia-Pacific region which accounted for approximately 40% of the net consolidated increase as well as from so-called "dot com" customers, i.e., start-up companies associated with the Internet industry in the late 1990s, who faced cash flow problems and reductions in capital funding during 2001. The decrease in the allowance for doubtful accounts from fiscal 2001 to fiscal 2002 is primarily attributable to extraordinary write-offs, notably in the Asia-Pacific region.

Depreciation and amortization charges were E9.1 million in fiscal 2002, compared with E37.7 million in fiscal 2001. Fiscal 2001 depreciation and amortization charges included E21.1 million in amortization of goodwill and E2.5 million in impairment of investments. Goodwill resulting from the acquisitions of Owis Software GmbH in July 2000 and Subotnic GmbH in December 2000 combined to total E25.4 million in fiscal 2000. The goodwill arising from these transactions was being depreciated over a three-year period. As a result of new accounting guidelines, effective January 1, 2002, we have ceased to amortize goodwill over the useful life of the asset. Instead, we will be obligated to conduct annual asset impairment tests. In fiscal 2001, E21.1 million in amortization and impairment of acquired intangible assets was recorded. This reflects normal amortization charges of E9.1 million as well as impairment charges of E12.0 million.

Restructuring costs totaled E5.3 million in fiscal 2002, compared with E23.3 million in fiscal 2001. These charges reflect the restructuring measures announced on February 12, 2002 and relate primarily to the consolidation of office space and employee severance payments.

When it became transparent that the market revival expected by the third quarter of 2002 would not occur, the management board revised its forecasts and also examined the carrying amounts of the investments. This led the Board to decide that particular carrying amounts could not be maintained under the current conditions. Due to the exceptional write-downs to be charged and the operating losses already incurred, the shareholders' equity of Intershop AG dropped below 50% of the capital stock, whereupon the Management Board immediately convoked a Special Stockholders' Meeting in September 2002 in accordance with section 92 (1) of the German Stock Corporation Act (Aktiengesetz).

The Special Stockholders' Meeting on October 30, 2002 approved a simplified reduction of capital to a new capital stock of E19,306,400, which took effect on its entry in the commercial register on December 12, 2002. At the close of business on January 17, 2003, a five-for-one reverse stock split of our listed shares took place, with the converted shares being traded for the first time on January 20, 2003. The reverse stock split resulted in the reduction of Intershop's capital by E77.2 million, or by a ratio of five to one, from E96.5 million to E19.3 million in order to compensate for value depreciations, to cover further losses for an aggregate amount of E75.3 and form a new, previously dissolved capital surplus of E1.9 million.

Alongside the capital adjustment measures, we adjusted our strategic business planning for the Intershop Group to the changed conditions and launched a financial realignment. In this context, the investment bank ING Barings was retained as our strategic financial consultant to support it in potential measures to raise capital. This is particularly important for key accounts, for which investment certainty–particularly in relation to medium- and long-term IT projects–is a major consideration when deciding whether or not to place an order.

The management board is confident that the current level of cash and cash equivalents is sufficient for financing future business development. If losses persist, we may have to seek new funds in the form of equity financing or debt. If losses still persist and if it is impossible to acquire sufficient capital in this case, Intershop AG could be forced to delay, reduce, or completely discontinue operations.

The continued existence of Intershop is heavily dependent on the economic performance of its subsidiaries. For 2003, the management board expects revenues for the subsidiaries and the Group as a whole will remain at last year's levels. The management board believes that the measures introduced in the first quarter of 2003 to reduce costs will have a positive impact on consolidated operating results in the second quarter of 2003. Due to the loss carryforwards at all subsidiary companies, Intershop does not intend to collect any dividends from its subsidiaries or distribute dividends to its shareholders in the medium term. All central management and administrative functions are concentrated at Intershop AG. Expenses incurred for internal services provided by Intershop AG are charged to the subsidiaries. The management board therefore expects Intershop AG to break even in the fiscal year 2003.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Revenue Recognition

  Allowances for Doubtful Accounts

  Legal Contingencies

  Accounting for Income Taxes

  Goodwill and Other Indefinite Life Intangible Assets

  Impairment of Property and Equipment

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Finance and Audit Committee. See Notes to Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

REVENUE RECOGNITION

Intershop derives revenues from two primary sources: (1) software license revenues and (2) services revenues, which include maintenance, consulting, and education. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9 and related Interpretations (collectively, "SOP 97-2") issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, we exercise judgment and uses estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) it enters into a legally binding arrangement with a customer for the license of software; (2) it delivers the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and, (4) collection is probable. Substantially all of the our license revenues are recognized in this manner.

Some of the our software arrangements include implementation services sold separately under consulting engagement contracts. Revenues from these arrangements are generally accounted for separately from the license revenue because the arrangements qualify as "service transactions," as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the realizability of the software license fee.

If an arrangement does not qualify for separate accounting of the license and service transactions, then license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method as described below. Contract accounting is also applied to any arrangements: (1) that include milestones or customer specific acceptance criteria, which may affect collection of the license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the contract without additional charges; or, (4) where the license payment is tied to the performance of consulting services.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal rate. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, it defers revenue until all elements are delivered, services have been performed, or until fair value can objectively be determined. When the fair value of a license element has not been established, we use the residual method to record license revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Intershop's license arrangements generally do not include acceptance provisions. If uncertainty exists about customer acceptance of the software, license revenue will not be recognized until acceptance occurs.

Intershop assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond the country's standard payment terms are generally deemed not to be fixed or determinable, and thereby do not satisfy the required criteria for revenue recognition. Revenues for these agreements are deferred and recognized upon cash payment by the customer.

Revenue for consulting services is generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved.

Intershop estimates the percentage-of-completion on contracts with fixed or "not to exceed" fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If we do not have a sufficient basis to measure progress towards completion, revenue is recognized when we receive final acceptance from the customer. When total cost estimates exceed revenues, we accrue for the estimated losses immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

The complexity of the estimation process and issues related to the assumptions, risks, and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenues and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect Intershop's estimates, including labor rates, utilization and efficiency variances, and specification and testing requirement changes.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We make judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, Intershop analyzes its historical collection experience and current economic trends. If the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

LEGAL CONTINGENCIES

We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. In addition, see Note 11 of Notes to Consolidated Financial Statements for a description of our material legal proceedings.

ACCOUNTING FOR INCOME TAXES

Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance would not need to be increased to cover additional deferred tax assets that may not be realizable. Any increase in the valuation allowance could have a material adverse impact on our income tax provision and net income in the period in which such determination is made.

In addition, we operate within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made.

GOODWILL AND OTHER INDEFINITE LIFE INTANGIBLE ASSETS

Effective January 1, 2002, Intershop adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but remain subject to annual impairment tests in accordance with the statement.

Intershop conducts its annual test of impairment for goodwill and indefinite life intangible assets in the fourth quarter. In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Indicators we considered important which could have triggered an impairment included, but were not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period and our market capitalization relative to net book value.

The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined by SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," as an operating segment or one level lower. Intershop markets its products and services in one segment and thus allocates goodwill to one reporting unit. Therefore, impairment is tested at the enterprise level using our market capitalization as fair value. Accordingly, in conducting the first step of this impairment test, we compare the carrying value its assets and liabilities to its market capitalization. If the carrying value exceeds the fair value, the goodwill and indefinite life intangible assets are potentially impaired and we then complete the second step in order to measure the impairment loss. If the fair value exceeds the carrying value, the second step in order to measure the impairment loss is not required.

In the second step of the impairment test, the fair value of all the unit's balance sheet assets and liabilities, as well as Intershop's identifiable intangible assets, excluding goodwill, must be determined at the valuation date. Intershop estimates the future cash flows to determine the fair value of these assets and liabilities. These cash flows are then discounted at rates reflecting the respective specific industry's cost of capital. The discounted cash flows are then compared to the carrying amount of Intershop's assets and liabilities to determine if an impairment exists. If, upon review, the fair value is less than the carrying value, the carrying value is written down to estimated fair value.

The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, prices and costs, considering all available information at the date of review. These accounting estimates are highly susceptible to change from period-to-period because it requires management to make estimates of future cash flows and changes in cost of capital. There is potential for economic, regulatory, or other conditions that could adversely affect the ability to generate future cash flows. Should these conditions deteriorate, there is the potential for impairment losses to be incurred, and such losses could be material to our consolidated financial statements.

IMPAIRMENT OF PROPERTY AND EQUIPMENT

Intershop periodically evaluates property equipment for potential impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The impairment review process requires significant management estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets and other factors to determine the fair value of the respective assets. The key variables which management must estimate in determining these expected future cash flows and fair values include sales volumes, sale prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with our internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate.

The assumptions and conditions for determining impairments of property and equipment, reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management's control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to record an appropriate charge in connection with the retirement or disposal of property and equipment in the period in which this took place, provided that the fair value can be reasonably determined. The costs incurred in the retirement or disposal of assets are netted against the carrying amount of the long-lived assets. Companies will calculate the changes over time in the amount of the anticipated expenses to be incurred for the retirement or disposal of an asset by discounting the amount calculated at the beginning of the period. The interest rate used in the calculation of this change corresponds to the risk-adjusted rate to be fixed in accordance with the company's credit rating the first time the expenses are recognized. The carrying amount of the related property and equipment increases by the amount calculated, which is then written down over the objects' remaining useful lives and recorded as operating expenses in the income statement. SFAS No. 143 is effective for the fiscal years beginning after June 15, 2002. We believe that adopting SFAS No. 143 will not have a material adverse effect on our financial position, results of operations, or cash flows.

In June 2002, the FASB published SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities. "This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes the preliminary provisions of the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity must be recognized when the liability is incurred. Under Issue 94-3, the liability for an exit cost was recognized as the date of an entity's commitment to a concrete exit or disposal plan. The new standard holds that a company's commitment to a plan does not represent a direct obligation to another party that would be defined as a liability. SFAS No. 146 therefore rescinds the definitions and requirements for the accounting of exit costs contained in Issue 94-3 until a liability is actually incurred and stipulates that the amount of the liability be initially measured at the current fair value. However, this standard does not apply to expenses arising in connection with the retirement of activities in divisions acquired by way of a combination or covered by SFAS No. 144. We do not expect the adoption of SFAS No. 146 to have a material adverse effect on our financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. We are required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. We do not anticipate the adoption to have a material effect on our financial position, or results of operations, or cash flows.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," was issued. SFAS No. 148 supplements SFAS No. 123, "Accounting for Stock-Based Compensation," and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting." The transition and disclosure obligations contained in SFAS 148 apply to the fiscal years ending after December 15, 2002; earlier application is also permitted. We have adopted the disclosure provisions of SFAS No. 148 in 2002. We continue to account for employee stock based compensation under the intrinsic value method as prescribed by APB Opinion No. 25.

In January 2003, the FASB issued FASB Interpretations No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. We do not anticipate the adoption of FIN 46 to have a material impact on our financial position, results of operations, or cash flows.

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

INTEREST RATE RISK

At December 31, 2002, we had cash, cash equivalents and marketable securities valued at approximately E15.5 million which consists of cash and highly liquid short-term investments with original maturities of three months or less. The marketable securities are composed primarily of money market funds. These investments may be subject to interest rate risk and will decrease in value if market interest rates increase. Declines in interest rates over time will reduce our interest income.

FOREIGN CURRENCY EXCHANGE RATE RISK

Our international sales are primarily made through our subsidiaries in their respective regions and are generally denominated in the local currency. Expenses incurred by our subsidiaries are also denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency with a translation of these business transactions into the reporting currency, the euro, at the end of the period. The largest portion of Intershop AG's fiscal 2002 business was conducted in currencies that are part of the EMU exchange rate mechanism and are thus pegged to the euro. Our foreign exchange exposure was therefore limited to business transactions conducted in currencies that were not part of the European Monetary Union exchange rate mechanism, notably the U.S. dollar and the British pound sterling. However, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenues and operating income denominated in that currency. In general, appreciation of the euro relative to another currency in which we earn revenue has an adverse effect on euro-denominated revenues and operating income, while depreciation of the euro against such other currency has a positive effect on euro-denominated revenues and operating income.

We have not entered into any foreign exchange hedging transactions and therefore have no risk from using derivative financial instruments. We have not entered into any forward foreign exchange contracts for speculative or trading purposes.

SECURITY PRICE RISK

We are exposed to market risk as it relates to changes in the market value of our investments in publicly held companies and marketable securities. We have invested in these securities for purposes other than trading and have classified them as available-for-sale. At December 31, 2002, we had available-for-sale marketable securities, all money market funds, with a fair market value of approximately E4.2 million and a cost basis of approximately E4.2 million. The net unrealized gain of E1,000 has been recorded in a separate component of shareholders' equity.

RESEARCH AND DEVELOPMENT

Our product development activities are conducted in large part through our operations in Jena, Germany, and are coordinated closely with our product management resources. Our research and development teams share information amongst themselves in order to more efficiently resolve a similar problem and provide comprehensive solutions.

Our software and Internet applications development teams include a number of key employees who have developed Internet applications and services and have extensive experience with Java programming. Our research and development team is working with the leading technologies and standards, including XML, Enterprise Java Beans, Java Server Pages and LDAP, to help ensure our software applications are compatible with the newest online commerce technology.

In developing updates of our standard software to meet our customers' needs, we take into account experience gathered in our support to our existing customers. In addition, the research and development groups in Jena, Germany focus on the continuous development of existing products, as well as development of next generation products, by anticipating the upcoming demands for online commerce software. Following the development stage, enhancements to the existing products and the next generation products are tested by a separate group of programmers with expertise and experience in locating defects and "bugs."

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

INFLATION

The rates of inflation on an average basis in Germany during 2000, 2001 and 2002 were 1.9%, 2.5% and 1.4%, respectively. The inflation rates on an annual average basis in the United States for those years were 3.4%, 2.8% and 1.6%, respectively. The effects of inflation on our operations have not been significant in recent years.

SUBSEQUENT EVENTS

Effective January 1, 2003, our bearer ordinary shares were admitted to the new Prime Standard trading segment of the Frankfurt Stock Exchange. The newly created Prime Standard trading segment essentially replaced the Neuer Markt trading segment on which our common bearer shares had previously been traded. With admission, we comply with the comprehensive transparency standards of the Prime Standard trading segment, including quarterly financial reporting, use of internationally accepted accounting standards (e.g., US GAAP), publication of a financial calendar, at least one analyst conference per year, ad-hoc disclosures and ongoing financial communication in both German and English.

On January 14, 2003, we announced an effective date of January 17, 2003 for the technical execution of the reverse stock split approved at the Special Stockholders' Meeting held on October 30, 2002. As a result of the reverse stock split, five Intershop AG bearer ordinary shares were exchanged for one new Intershop bearer ordinary share. The reverse split was implemented after the close of trading on January 17, 2003 and the converted shares were traded for the first time on January 20, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop AG's bearer ordinary shares changed from ISIN DE 0006227002 (equivalent to German Securities Identification Number –WKN 622700) to ISIN DE 0007472920 (equivalent to German Securities Identification Number –WKN 747292), and the ticker symbol on the Prime Standard changed from ISH to ISH1. The reverse stock split resulted in the reduction of Intershop's capital by E77.2 million, or by a ratio of five to one, from E96.5 million to E19.3 million in order to compensate for value depreciations, to cover further losses for an aggregate amount of E75.3 and form a new, previously dissolved capital surplus of E1.9 million. Subsequent to the reverse stock split of Intershop AG's bearer ordinary shares traded in Germany, a change of the ratio of Intershop AG's American Depositary Shares (ADS) quoted on the Nasdaq National Market to the underlying bearer ordinary shares became effective February 6, 2003. The ratio change changed from one ADS evidencing five bearer ordinary shares to one ADS evidencing one bearer ordinary share.

On January 21, 2003, we announced that we planned to reduce our total operational cost base (cost of revenue and operating cost) to a quarterly run rate of approximately E13 million. In light of the ongoing volatility in the software market, our cost saving plan is aimed at re-deploying Intershop's resources to better execute our business plan by, among other things, reducing the global workforce to approximately 450 employees. The cost-saving actions were largely completed in the first quarter of 2003.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

MANAGEMENT BOARD AND SENIOR MANAGEMENT

Intershop AG established its management board in April 1998. The management board is responsible for the management of Intershop AG, the exercise of its business activities and the supervision of its property. The following table lists the current member of the management board:

Name	Age	Member	Position
Stephan Schambach	32	1998	Chairman of the Management Board (Vorstandsvorsitzender), Chief Executive Officer and Founder
Dr. Juergen Schoettler	55	2002	Member of the Management Board (Vorstandsmitglied) and Chief Financial Officer
Werner Fuhrmann	51	2002	Member of the Management Board (Vorstandsmitglied) and President Europe, Middle-East and Africa

Stephan Schambach. Since April 1998, Mr. Schambach has served as Chairman of the Management Board and our Chief Executive Officer. In March 1996, Mr. Schambach co-founded Intershop Communications, Inc., our subsidiary. In October 1992, Mr. Schambach co-founded Intershop Communications GmbH, formerly known as NetConsult Computersysteme GmbH, our subsidiary and a technology-consulting firm.

Dr. Juergen Schoettler. Mr. Schoettler joined us in April 2002 as Chief Financial Officer. Before joining Intershop he held executive positions at Philips and Alcan and most recently served as CFO and Managing Director at Messer Griesheim, a leading company in the technical gases industry.

Werner Fuhrmann. Mr. Fuhrmann joined us in July 2002 as President Europe, Middle-East and Africa (EMEA) and Member of the Management Board (Vorstandsmitglied). He joined Intershop from Groupe Bull/Integris, a leading European IT services provider. During the course of his management career at Bull, he most recently held the position of Chief Operating Officer of Integris and was a member of the Groupe Bull senior management team. Previously he served as the Bull AG General Manager for Central Europe and as a member of the German management board for Bull AG.

Effective February 8, 2002, Wilfried Beeck resigned as our Chief Operating Officer (COO).

Under our Articles of Association, our supervisory board may adjust the number of members of the management board at any time. Currently, there are three members serving on the management board. The members of the management board are appointed by the supervisory board for a term of no more than five years.

In addition to the management board, we currently employ the following executive officers:

Name	Age	Principal Occupation
Frank Gessner	34	Senior Vice President Engineering
Gary DiOrio	42	President, Americas
Dr. Ludger Vogt	42	Vice President Services, EMEA
Stephen Kirchoff	57	Senior Vice President Strategic Marketing
Felix Ko	36	President, Asia Pacific

Frank Gessner. Since November 2000, Mr. Gessner has served as our Senior Vice President, Engineering. Mr. Gessner joined Intershop in 1996 as Software Engineer and from 1997 to October 2000 served as VP Engineering of our subsidiary, Intershop Software Entwicklungs GmbH.

Gary DiOrio joined Intershop on October 1, 2002 as President Americas. He is responsible for implementing Intershop's business strategies in this region and will concentrate on ensuring continuous growth and profitability. DiOrio reports directly to the CEO, Stephan Schambach. Prior to joining Intershop, DiOrio was CEO North America for Plaut AG, a leading SAP Integrator. He was responsible for the successful restructuring and return to growth and profitably of Plaut's North American operations. DiOrio has also held senior management positions at Accenture and Ernst & Young.

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

Stephen Kirchoff joined Intershop on October 1, 2002 as Senior Vice President Strategic Marketing at Intershop and is responsible for Intershop's global product strategies, business development and marketing. In this capacity, he will drive these strategies with Europe, U.S. and Asia Pacific operations and report directly to CEO Stephan Schambach. In his most recent position as head of business strategy, sales and marketing, Kirchoff was instrumental in a very successful turn around of U.S. online business service provider NaviSite, Inc. Mr. Kirchoff has a BS and MBA and is a graduate of the Harvard Executive program. Kirchoff brings 33 years of experience to Intershop. He was with Compaq for 24 years in senior management positions as General Manager of Software and Service Business Unit, Strategy Development, Marketing and Sales. His career is most noted for building three very successful software and services businesses.

Felix Ko joined Intershop on February 1, 2003 as President Asia Pacific and is responsible for implementing Intershop's business strategies in this region. Prior to joining Intershop, Felix Ko held many senior management posts including General Manager for Compaq Computers East & Central China Region, Managing Director for BMC Software China Region and other management posts in NCR, Tandem and Sun Microsystems. Felix Ko is currently the vice chairman of Chamber of Commerce of Shanghai Pudong and member of the Shanghai political consultative congress. Felix Ko graduated with B.SC from McMaster University of Canada and has a Master Certificate in Commercial Project Management from George Washington University.

SUPERVISORY BOARD

Our supervisory board oversees the leadership of the management board. The following table lists the current members of the supervisory board:

Name	Age	Member since	Principal Occupation
Eckhard Pfeiffer, Chairman	60	1999	Consultant, Investor
Theodore J. Smith, Vice Chairman	72	1998	Investor
Hans W. Gutsch	59	2001	Director
Peter Mark Droste	56	2002	Graduate Engineer
Burgess Jamieson	72	2002	Engineer and Investor
Dr. Harald Rieger	64	2003	Lawyer

The following list identifies the members of our supervisory board who serve as directors for other companies:

Eckhard Pfeiffer:
- General Motors Corporation
- Hughes Electronics Corporation
- L.M. Ericsson AB
- Biogen, Inc.
- IFCO Systems NV
- Synetc Capital AG

Theodore J. Smith:
- FileNET Corporation

Hans Gutsch:
- Eye Ticket Corporation
- Rynex Holdings, Ltd.
- EI-Nets, Ltd.

Peter Mark Droste
- NxN Software AG
- Infor Business Solution AG

Dr. Harald Rieger
- KirchMedia AG i.L.
- Gontard & MetalBank i.L.

COMPENSATION

In fiscal 2002, the annual aggregate compensation for the management board was E691,841, of which E293,000 in unpaid performance related remuneration was set aside. The members of the management board received 120,000 stock options under the 1999 Equity Incentive Plan. In fiscal 2001, the annual aggregate accrued but unpaid compensation for the supervisory board was E100,000. In accordance with the Articles of Association, the compensation for the supervisory board consists solely of fixed, not performance-related remuneration.

By way of a unanimous vote by the supervisory board in which he did not take part, Hans W. Gutsch, a supervisory board member since 2001, was engaged to advise the management board during the Intershop's difficult restructuring phase. He was chosen for this task because of his in-depth knowledge of the industry. His annual remuneration amounts to E200,000 plus a lump-sum compensation of E10,000 per month.

BOARD PRACTICES

All supervisory board members are elected for one-year terms ending at the date of the annual shareholders' meeting. The above members were elected or re-elected for one-year terms at the last shareholders' meeting on June 6, 2002. Our audit committee is comprised of Theodore J. Smith while our HR and Compensation Committee is comprised of Hans W. Gutsch.

EMPLOYEES

To support operational realignment efforts within Intershop during 2002, we centralized much of our business by moving the corporate headquarters to existing offices in Jena, Germany, while at the same time streamlining organizational processes and structures. These measures resulted in a more cost-effective, simplified organizational structure that is better equipped to adapt to volatility in the software sector and broader economic environment. Ongoing headcount reductions across all functional areas resulted in Intershop's total employee count ending December 31, 2002 at 479 employees, a net reduction of 254 positions or a decline of 35% year on year. As of December 31, 2002, we employed 53% of our global workforce in technical departments such as research and development as well as services; 30% were employed in sales and marketing; and 15% were employed in general and administrative functions. At the end of fiscal 2002, approximately 91% of our employees were deployed in Europe, 8% in the U.S., and 1% in Asia/Pacific.

SHARE OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of our bearer ordinary shares at March 31, 2003 for:

  each member of the supervisory board.

  each member of the management board (all of whom are also members of the senior management); and

  each executive officer;

Name of Beneficial Owner	Bearer Ordinary Shares(1)	Percentage Owner (2)
SUPERVISORY BOARD
Eckhard Pfeiffer	80,000	(3)
Theodore J. Smith	21,458	(3)
Hans W. Gutsch	70,000	(3)
Peter Mark Droste	-
Burgess Jamieson	-
Dr. Harald Rieger	-
MANAGEMENT BOARD
Stephan Schambach	4,244,300(4)	19.1%
Dr. Juergen Schoettler	14,000	(3)
Werner Fuhrmann	66	(3)
SENIOR MANAGEMENT
Frank Gessner	175,144(5)	(3)
Gary DiOrio	10,800(6)	(3)
Dr. Ludger Vogt	11,710(7)	(3)
Stephen Kirchoff	-	-
Felix Ko	-	-

(1) All information post one-for-five reverse stock split effective January 17, 2003.
(2) Percentage ownership is calculated to reflect the percentage ownership if all outstanding U.S., Inc. shares not already held by Intershop AG were exchanged for Intershop AG shares. If all such outstanding U.S., Inc. shares were so converted, 22,035,300 Intershop AG shares would be issued and outstanding.
(3) Percentage owned is less than one percent of the outstanding bearer ordinary shares.
(4) Stephan Schambach holds 4,166,667 shares in U.S., Inc. These shares are convertible into 2,500,000 shares of Intershop AG at any time prior to 2004. On January 23, 2002, Mr. Schambach announced his intention to exchange all shares in U.S., Inc. into 2,500,000 Intershop AG shares. The share conversion has not yet been completed.
(5) Includes unexercised options to purchase 6,400 shares of Bearer Ordinary Shares beneficially owned by Frank Gessner under the Stock Option Plan 2001.
(6) Includes unexercised options to purchase 10,800 shares of Bearer Ordinary Shares beneficially owned by Gary DiOrio under the Stock Option Plan 2001.
(7) Includes unexercised options to purchase 11,600 shares of Bearer Ordinary Shares beneficially owned by Dr. Ludger Vogt under the1997 Equity Incentive Plan as well as the Stock Option Plan 2001.

INTERSHOP COMMUNICATIONS, INC. 1997 EQUITY INCENTIVE PLAN

The Intershop Communications, Inc. 1997 Equity Incentive Plan (the "1997 Plan") was first approved by U.S., Inc. shareholders on December 30, 1996, and 2,000,000 shares of Intershop AG bearer ordinary shares (adjusted according to the 5 to 1 reverse stock split) have been reserved for issuance under the 1997 Plan. Intershop AG continues to maintain the 1997 Plan, pursuant to which selected employees, officers, directors and consultants who joined one of our subsidiaries prior to June 21, 1999 were granted stock options ("U.S. Options"). Since June 21, 1999, no options have been granted under the 1997 Plan. Each U.S. Option is exercisable for Intershop AG bearer ordinary shares at a ratio of 1:3.

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

INTERSHOP COMMUNICATIONS AG STOCK OPTION PLAN 1999

At the shareholders' meeting on June 21, 1999, our shareholders adopted the Intershop Communications AG Stock Option Plan 1999 (the "1999 Plan"), which became effective on June 21, 1999, and authorized the grant of stock options, which we refer to as 1999 AG Options, to employees, officers and directors of Intershop AG and its affiliates, including members of the management board. An aggregate of 1,633,000 Intershop AG bearer ordinary shares are reserved for issuance under the 1999 Plan, with 133,000 Intershop AG bearer ordinary shares reserved for grants to members of the management board and general managers of our subsidiaries and 1,500,000 Intershop AG bearer ordinary shares reserved for grants to all other employees. Each 1999 AG Option is exercisable for one Intershop AG bearer ordinary share.

The 1999 Plan is administered by the management board, except in the case of 1999 AG Options granted to members of the management board, whereby the supervisory board shall determine the terms of the awards. The supervisory board can also determine additional performance targets that must be met prior to the grant of a 1999 AG Option to any participant.

The vesting schedules of the 1999 AG Options generally provide full vesting within four years from the date of grant. However, pursuant to German law, no 1999 AG Options shall be exercisable, even though a portion may be vested, prior to the second anniversary of the date of grant. The exercise prices of a 1999 AG Option shall be equal to 120% of the fair market value of the Intershop AG bearer ordinary shares on the date of grant, where the fair market value is determined to be the average closing sales price as quoted on the Prime Standard for the ten trading days prior to the date of grant. The exercise price may be reduced by a shareholders' resolution if, at any time, we issue shares or securities convertible into shares at a price lower than the exercise price of an outstanding 1999 AG Option.

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

INTERSHOP COMMUNICATIONS AG STOCK OPTION PLAN 2001

At the shareholders' meeting on June 27, 2000, our shareholders adopted the Intershop Communications AG Stock Option Plan 2001 (the "2001 Plan"), which became effective January 1, 2001. The 2001 Plan authorizes the grant of stock options, which we refer to as 2001 AG Options, to current and former employees of Intershop AG and its affiliates, as well as to the members of the management board and the board of directors of an affiliated enterprise if they currently are or formerly were employed by us or one of our affiliates. 1,930,500 Intershop AG bearer ordinary shares have been reserved for issuance under the 2001 Plan. Each 2001 AG Option is exercisable for one Intershop AG bearer ordinary share.

As with the 1999 Plan, the 2001 Plan is administered by the management board, except in the case of 2001 AG Options granted to members of the management board, whereby the supervisory board shall determine the terms of the awards. The supervisory board can also determine additional performance targets that must be met prior to the grant of a 2001 AG Option to any participant.

The vesting schedules for the 2001 AG Options generally provide for vesting in 50 equal monthly installments from the date of grant. However, no 2001 AG Option will be exercisable, even though a portion may be vested, prior to the end of the first six months after date of grant. Each AG Option shall be exercised within five years of the date of grant. The exercise price of the 2001 AG Options shall be equal to the fair market value of the Intershop AG bearer ordinary shares on the date of grant, where the fair market value is determined to be the closing sales price as quoted on the Prime Standard for the date of the grant.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our bearer ordinary shares at March 31, 2003 by each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our bearer ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting power or investment power with respect to securities. Mr. Schambach holds 16% of the shares of our subsidiary U.S., Inc. which he may exchange at any time for Intershop AG bearer ordinary shares at a pre-determined ratio. Mr. Schambach announced his intention to exchange all of his U.S., Inc. shares on January 23, 2002. The table below assumes that the exchange has been completed. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the bearer ordinary shares indicated.

Name of Beneficial Owner	Bearer Ordinary Shares (1)	Percentage Owner (2)
Stephan Schambach	4,244,300(3)	19.26%
Wilfried Beeck	1,347,000	6.11%

(1) Ownership of Intershop AG shares as of March 31, 2003.
(2) Percentage ownership reflects the exchange of outstanding U.S., Inc. shares not already held by Intershop AG for Intershop AG shares. If all such outstanding U.S., Inc. shares were so converted, 22,035,300 Intershop AG shares would be issued and outstanding.
(3) Based upon Stephan Schambach's announced exchange of 4,166,667 shares in Intershop Communications, Inc. into 2,500,000 shares of the Intershop AG.

At April 15, 2003, based upon information provided by the Depositary, there were 56,660 ADSs, representing 56,660 bearer ordinary shares, held of record by 8 registered holders. The bearer ordinary shares underlying such ADSs represented 0.29% of the then-outstanding bearer ordinary shares. Because our bearer ordinary shares are issued in bearer form only, we are unable to determine the number of bearer ordinary shares directly held by persons resident in the U.S.

RELATED PARTY TRANSACTIONS

During fiscal 1999, we entered into a secured loan agreement for E7 million with Wilfried Beeck, our Chief Financial Officer at that time and a member of our management board at that time. Interest on the note was payable quarterly at a rate of six percent, and we repaid the note in full in November 2000.

During fiscal 2000, we entered into a secured loan agreement for $10 million with Stephan Schambach, our Chief Executive Officer and the Chairman of the management board. Interest on the note was payable quarterly at a rate of 6.13%, and we repaid the note in full in October 2000.

On March 13, 2002, our CEO, Stephan Schambach, invested approximately E10 million in cash to purchase Intershop AG bearer ordinary shares. In a private equity placement, Intershop AG issued 1,666,800 new Intershop AG bearer ordinary shares from authorized capital. Pricing is based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002. The shares registered with the Local Court (Amtsgericht) in Hamburg, Germany, in the Commercial Register (Handelsregister) on May 2, 2002, were admitted for trading on September 6, 2002 and were included in Intershop's share price quotation for the first time on September 11, 2002. The transaction was dilutive to basic earnings per share by approximately 9%.

Mr. Wilfried Beeck was our Chief Operating Officer until February 8, 2002. On November 20, 2002 we entered into a license and cooperation agreement with ePages Software GmbH, a company which is majority-owned by Mr. Beeck. In exchange for Intershop 4 license and distribution rights, we received E1.0 million.

We enter or may enter into transactions in the ordinary course of business with entities with which certain members of the supervisory board, management board or their relatives are affiliated. We do not consider the amount involved in such transactions to be material to the business of Intershop or the entities involved.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

In addition, we are a party to, or involved in, the following legal matters:

In the first quarter of 2001 several securities class action lawsuits were filed in the U.S. against Intershop AG, our chairman of the management board, and certain other officers as well as the underwriters of our September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The lawsuits have been consolidated and the consolidated complaint seeks unspecified damages. The court has dismissed certain allegations, allowed other allegations to proceed past the pleading stage, and granted plaintiffs leave to amend other allegations. On May 13, 2003 defendants moved with a third motion to dismiss the amended allegations. A ruling on the motion to dismiss is expected in the summer or fall of 2003 and no trial date has yet been set in this case. We believe there is no merit to the case and are vigorously defending against the claims. However, it is not possible to predict the outcome of these proceedings nor is it possible to estimate a probable loss, if any that might result from an adverse outcome. Accordingly, no provisions have been made in our consolidated financial statement relating to these proceedings.

The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht –BaFin, formerly known as Office for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel –BAWe)) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of our preliminary results for 2000. The prosecutor's office in Hamburg initiated an investigation into complaints about stock price manipulations in May of 2001. We are cooperating with these investigations. Although the outcome of such investigations cannot be predicted with certainty, we believe that any resulting adverse judgments would not have a material adverse effect on our business, financial position, results of operations or cash flows.

DIVIDEND POLICY

Paragraphs 21 and 22 of our articles of association set forth our policy regarding the use of net profits. Paragraph 21 states that the management board at the end of each fiscal year is to prepare a proposal for the appropriation of net profits to be submitted to the shareholders, which is then reviewed by the supervisory board. Paragraph 22 states that net profits (after certain adjustments) "shall be distributed amongst the shareholders, unless the general meeting of the shareholders decides on another form of appropriation." Paragraph 22 further states that if the general meeting of the shareholders approves the year-end financial statements, "up to half the profit for the year may be transferred to the earnings reserve," and if the management and supervisory boards approve the year-end financial statements, "a larger or smaller portion of the profit for the year may be transferred to the earnings reserve." We have not paid dividends in the past and do not intend to pay dividends in the foreseeable future.

SIGNIFICANT CHANGES

Please see the section entitled "Subsequent Events" under "Item 5. Operating and Financial Review and Prospects," which is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

Our bearer ordinary shares are listed on the Prime Standard trading segment of the Frankfurt stock exchange ("Prime Standard") which essentially replaced the former Neuer Markt after the restructuring of the Frankfurt stock exchange. Our bearer ordinary shares are issued only in bearer form and are also traded at regional stock exchanges in Germany (Berlin, Bremen, Duesseldorf, Hamburg, Hannover, Munich, Stuttgart) as well as through Freiverkehr ("OTC") and on XETRA, a computerized trading system.

Effective September 29, 2000, 3,350,000 American Depositary Shares ("ADSs"), each representing one-half of one bearer ordinary share, were listed on the Nasdaq National Market ("Nasdaq"). The ratio of ADS to Intershop AG bearer ordinary shares changed on February 28, 2002 to one ADS representing five bearer ordinary shares. The ratio changed once more as a result of the bearer ordinary shares' reverse stock split effective January 17, 2003 whereas one ADS now represents one bearer ordinary share. The ADSs trade on Nasdaq under the symbol "ISHP." The Depositary for the ADSs pursuant to the Deposit Agreement is Citibank N.A.

Trading on the Prime Standard

The table below sets forth, for the periods indicated, the high and low closing sales prices for the bearer ordinary shares on the Prime Standard until December 31, 2002 as well as the prime Standard thereafter, as provided by Deutsche Börse AG, together with the closing highs and lows of the NEMAX 50 Performance Index. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euros.

	PRICE PER BEARER ORDINARY SHARE (1)(2)		NEMAX 50 (3)
	HIGH	LOW	HIGH	LOW
	(IN E)
ANNUAL HIGHS AND LOWS
1998	42.45	26.40	3343.63	1875.00
1999	300.00	33.20	5212.13	3350.75
2000	677.00	156.00	9631.53	2734.98
2001	69.50	6.40	2920.90	683.82
2002	9.60	1.45	1286.44	313.67
QUARTERLY HIGHS AND LOWS
2000
First Quarter	677.00	241.00	9631.53	4789.8
Second Quarter	550.00	366.00	7567.21	5589.95
Third Quarter	525.00	369.00	6443.87	5212.58
Fourth Quarter	382.00	156.00	5151.36	2734.98
2001
First Quarter	69.50	19.50	2920.90	1450.25
Second Quarter	29.40	14.90	1980.94	1309.70
Third Quarter	20.85	6.40	1435.54	683.82
Fourth Quarter	12.85	6.55	1335.25	778.73
2002
First Quarter	9.60	5.15	1286.44	949.79
Second Quarter	7.05	4.20	1027.91	576.68
Third Quarter	5.05	1.90	590.54	341.93
Fourth Quarter	5.80	1.45	460.44	313.67
2003
First Quarter	4.20	1.80	397.68	309.55
MONTHLY HIGHS AND LOWS
2002
January	9.60	7.85	1286.44	1129.09
February	7.95	5.15	1152.32	949.79
March	7.80	5.80	1078.14	996.42
April	7.05	5.55	1027.91	838.23
May	6.55	4.90	882.93	785.49
June	5.10	4.20	793.98	576.68
July	5.05	4.00	590.54	515.26
August	4.60	3.65	536.07	474.71
September	4.15	1.90	485.72	341.93
October	5.80	1.45	443.48	313.67
November	4.70	3.45	460.44	411.11
December	4.00	2.70	451.56	358.66
2003
January	4.20	2.55	397.68	355.46
February	2.75	2.47	359.51	328.51
March	2.55	1.80	355.78	309.55
April	2.05	1.63	390.46	337.62
May (through May 9, 2003)	1.77	1.56	413.77	385.24

(1) All bearer ordinary share prices as per Frankfurter Wertpapierbörse ("FWB"), or XETRA.
(2) All bearer ordinary share prices adjusted for the reverse stock split effective January 17, 2003.
(3) The NEMAX 50 Performance Index is a continuously updated, capital-weighted performance index of 50 innovative, small to midsize companies in high-growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. In principle, the shares included in the NEMAX 50 were selected on the basis of their stock exchange turnover and the issuer's market capitalization. Adjustments to the NEMAX 50 are made for capital changes, subscription rights and dividends. All NEMAX 50 Performance-Index numbers were obtained from Deutsche Börse. Subsequent to June 21, 1999, the highs and lows of the NEMAX 50 have been disclosed on XETRA.

The average daily volumes of our bearer ordinary shares traded on the Frankfurt Stock Exchange during the fiscal years 2001 and 2002 were approximately E396,415 and E199,871, respectively. These numbers are based on total yearly turnover statistics quoted by Deutsche Börse AG.

On May 9, 2003, the closing sales price per bearer ordinary share on the Prime Standard was E1.58, as provided by the Deutsche Börse AG.

Trading on Nasdaq

On September 29, 2000, 1,675,000 bearer ordinary shares in the form of 3,350,000 ADSs were listed on Nasdaq and trading in our ADSs commenced. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on Nasdaq, as reported on the Nasdaq National Market.

	PRICE PER ADS(1)
	HIGH	LOW
	(IN U.S. $)
ANNUAL HIGHS AND LOWS
2000	324.38	123.75
2001	63.75	5.00
2002	9.00	1.01
QUARTERLY HIGHS AND LOWS
2000
Fourth Quarter (commencing October 4, 2000)	324.38	123.75
2001
First Quarter	63.75	16.87
Second Quarter	26.40	13.50
Third Quarter	19.00	5.00
Fourth Quarter	11.50	5.60
2002
First Quarter	9.00	4.80
Second Quarter	6.30	4.11
Third Quarter	4.84	1.69
Fourth Quarter	5.46	1.01
2003
First Quarter	4.09	2.20
MONTHLY HIGHS AND LOWS
2002
January	9.00	6.40
February	7.10	5.00
March	6.80	4.80
April	6.30	4.72
May	5.80	4.58
June	5.04	4.11
July	4.84	3.91
August	4.42	3.59
September	3.90	1.69
October	5.46	1.01
November	4.34	3.42
December	4.00	2.76
2003
January	4.09	2.90
February	3.60	2.52
March	2.67	2.20
April	2.30	1.90
May (through May 9, 2003)	2.30	2.30

(1) Adjusted to reflect the change of the ratio of Intershop AG's ADS to the underlying Intershop AG bearer ordinary shares from 2 ADSs' equaling 1 ordinary share, to 1 ADS equaling 5 bearer ordinary shares, on February 28, 2002 as well as the change of the ratio to 1 ADS equaling 1 bearer ordinary share as a result of the reverse stock split of the bearer ordinary shares effective February 6, 2003.

On May 9, 2003, the closing sales price per ADS on Nasdaq was U.S.$2.30, as reported on Nasdaq.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

ORGANIZATION AND REGISTER

Intershop AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Law (Aktiengesetz) and is registered in the Commercial Register (Handelsregister) maintained by the local court in Gera, Germany, under the entry number "HRB 9419." Intershop AG's official notices are published in the Bundesanzeiger.

AUTHORIZED CAPITAL

Intershop AG currently has 48,262,500 bearer ordinary shares authorized for issuance. The ordinary shares are issued only in bearer form.

Intershop AG's shareholders approved at the annual general shareholders' meeting on June 6, 2002 the resolutions presented by the management board and supervisory board. The core resolutions included formally approving the actions of the members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), authorizing the increase of the share capital by a total of up to E38,610,000 on one or several occasions by issuing a maximum of 38,610,000 new no-par value bearer ordinary shares until November 11, 2007 (authorized capital I). The Management Board is also authorized to exclude the shareholders' subscription rights with the approval of the Supervisory Board. Furthermore, the shareholders approved the increase of the share capital by a total of up to E9,652,500 for purposes approved by the shareholders' meeting by issuing a maximum of 9,652,500 new no-par value bearer ordinary shares on one or several occasions until November 11, 2007 (authorized capital II); shareholders' subscription rights have been excluded. All resolutions were accepted by at least 98% of the capital represented at the meeting.

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

The supervisory board currently consists of six members. Any supervisory board member elected by the shareholders at the general shareholders' meeting may be removed by a three-fourths majority of the votes cast at a general shareholders' meeting.

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

Pursuant to our articles of association, the management board must consist of at least one member. The management board currently consists of three members. The members of the management board and the holder of a procuration (a power of attorney) may legally represent Intershop AG. Each member of the management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence (Vertrauensentzug) by a majority of the shareholders at a general shareholders' meeting, a member of the management board may be removed by the supervisory board prior to the expiration of such term. A member of the management board may not vote on matters relating to certain contractual agreements between such member and us and may be liable to Intershop AG if such member has a material interest in any contractual agreement between a third party and us which was not disclosed to, and approved by, the supervisory board.

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

The Annual General Shareholders' meeting

The annual general shareholders' meeting ratifies the actions of Intershop AG's supervisory board and the management board. It approves the amount of the appropriation of retained earnings, the appointment of an independent auditor and certain significant corporate transactions. The annual general meeting must be held within the first eight months after the close of each fiscal year.

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

  share capital increases that exclude shareholders' preemptive rights;

  changes to the articles of association modifying the corporate purpose;

  the creation of authorized or conditional capital;

  any decrease of capital;

  mergers and similar transactions;

  dissolution; and

  company agreements (Unternehmensvertraege) such as denomination or profit transfer agreements.

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

On January 1, 2002, the German Takeover Act (Wertpapiererwerbs- und Uebernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer; submit a draft offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht –BaFin, formerly Federal Supervisory Authority for Securities Trading –Bundesaufsichtsamt fur den Wertpapierhandel –BAWe) for review; and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Takeover Act requires the management board of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target management board is permitted to take any action which a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target management board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Law. A management board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the shareholders no later than eighteen months in advance of a takeover bid by resolution of 75% of the votes cast.

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

MATERIAL CONTRACTS

By agreement dated September 30, 1999, among Intershop Software and Entwicklungs GmbH and Fa. Josef Saller Gewerbebau, we entered into a lease for our corporate headquarters in Jena, Germany. It occupies approximately 250,000 square feet with approximately 33% currently subleased. The lease expires in 2013 with an option of renewal for two three-year terms. The remaining financial obligation amounts to E29.41 million. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources".

EXCHANGE CONTROLS

The euro and the Deutsche mark are fully convertible currencies. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany ("Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ("Non-resident") if such payment exceeds E12,500 (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed E5 million (or the equivalent in a foreign currency) during any one month. Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than E3 million. Corporations residing in Germany with assets in excess of E3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a Non-Resident. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-resident holders of ADSs or ordinary shares, see "Item 10 -- Taxation -- German Taxation of Holders of ADSs or Ordinary Shares."

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

  who owns the shares or ADSs as capital assets;

  who owns, directly or indirectly, less than 10% of the voting stock;

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

German Taxation of Dividends

With regard to the taxation of dividends, the half-income system applies. Under this system only half of the distributed profits of a corporation will be included in the personal income tax base of an individual shareholder resident in Germany. It is not possible to credit the corporation tax paid by the company against the shareholder's income tax. Dividends received by corporate shareholders domiciled in Germany will be tax-exempt in order to avoid double taxation. These rules have some exceptions, which especially apply to financial institutions.

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

Subject to certain conditions, the tax withheld on the gross amount will be eligible for credit against the holder's income tax or corporation tax liability. Exceeding amounts are refunded upon filing and assessment of the tax return. For holders subject to German trade tax, such tax is imposed in general only on the amount of the dividends received, which is subject to income tax. On the portion of the dividends received which is exempt from income tax or corporation tax, trade tax will become due if the holder of ADSs or ordinary shares does not own at least 10% of the shares in the distributing corporation at the beginning of the tax year.

Refund of German Tax to U.S. Holders

A partial refund of the 20% withholding tax equal to 5% of the gross amount of the dividend and a full refund of the surtax can be obtained by a U.S. Holder under the U.S.-German income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income, German Federal Law Gazette 1991 II, page 355) (the "Treaty"). Thus, for each U.S.$100 of gross dividends paid by Intershop AG to a U.S. Holder, the dividends after partial refund of the 20% withholding tax and a refund of the surtax under the Treaty will be subject to a German withholding tax of U.S.$ 15.

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

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Depositary) a claim for a refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn, Germany. The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

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

For changes caused by the German Tax Reduction Act and the Act on Further Development of Company Taxation especially with regard to withholding taxes on dividends and the taxation of capital gains and foreign tax credits, please refer to the statements above in the section "Taxation -- German Taxation of Holders of ADSs or Ordinary Shares." As mentioned above, in the case of Intershop AG the new rules in principle became effective from the tax year 2002.

THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN ADSs OR ORDINARY SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICATION TO THEIR PART ICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAW. THE STATEMENTS OF U.S. TAX LAW SET OUT BELOW ARE BASED ON THE LAWS IN FORCE AND INTERPRETATIONS THEREOF AT THE DATE OF THIS ANNUAL REPORT ON FORM 20-F AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be considered to own the ordinary shares represented thereby.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions made by Intershop AG with respect to ordinary shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of Intershop AG as computed for U.S. federal income tax purposes. As discussed above, a U.S. Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 15% of the amount of the associated distribution. For example, if Intershop AG distributes a cash dividend equal to U.S.$100 to a U.S. Holder, the distribution currently will be subject to a German withholding tax of U.S.$20 plus a U.S.$1.10 surtax, and the U.S. Holder will receive U.S.$78.90. If the U.S. Holder obtains the Treaty refund, he will receive an additional U.S.$6.10 from the German tax authorities. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of U.S.$100, which will be deemed to have been subject to German withholding tax of U.S.$15 (15% of U.S.$100), resulting in the net receipt of U.S.$85. Distributions, if any, in excess of Intershop AG's current and accumulated earnings and profits will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce the U.S. Holder's tax basis in his or her ordinary shares. To the extent that such distributions exceed the tax basis of the U.S. Holder in his or her ordinary shares, the excess generally will be treated as capital gain.

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

Foreign Tax Credit

In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For U.S. foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, the 15% German tax that is treated as having been withheld from dividends paid to a U.S. Holder will be eligible for credit against the U.S. Holder's federal income tax liability. Thus, in the numerical example set out above, a U.S. Holder who receives a cash distribution of U.S.$85 from Intershop AG (U.S.$100 of the initial distribution net of U.S.$20 of German withholding tax and U.S.$1.10 of surtax plus the Treaty refund of U.S.$6.10) will be treated as having been subject to German withholding tax in the amount of U.S.$15 (15% of U.S.$100) and will be able to claim the U.S. foreign tax credit, subject to applicable foreign tax credit limitations, in the amount of U.S.$15.

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

FOREIGN PERSONAL HOLDING COMPANY CONSIDERATIONS

Intershop AG does not believe that it or any of its subsidiaries currently is a "foreign personal holding company" ("FPHC") for U.S. federal income tax purposes. Intershop AG is not aware of any changes that would affect this conclusion in the foreseeable future. A foreign corporation is an FPHC for a taxable year if (i) at any time, more than 50% of its stock (by vote or by value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the United States (the "ownership requirement") and (ii) at least 60% (50% in certain cases) of its gross income is FPHC income, which generally includes dividends, interest, royalties (except certain active business computer software royalties) and other types of investment income (the "income requirement"). If Intershop AG or one of its subsidiaries were treated as an FPHC, then each U.S. Holder owning ADSs or ordinary shares on the last day in the taxable year on which the ownership requirement with respect to Intershop AG or its subsidiary is met would be required to include currently in taxable income as a dividend, a pro rata share of Intershop AG's or the subsidiary's undistributed FPHC income, which is, generally, Intershop AG's or the subsidiary's taxable income with certain adjustments and after reduction for certain dividend payments.

Intershop AG does not believe that the ownership requirement is met at the date hereof with respect to Intershop AG or any of its subsidiaries. However, there can be no assurance that the ownership requirement will not be met at some later time. Whether the income requirement would be met with respect to Intershop AG or any of its subsidiaries at any such later date would depend on the nature and sources of Intershop AG's and each subsidiary's income at that time.

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

In certain circumstances, a U.S. Holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to a U.S. Holder since the ADSs will be listed on the Nasdaq National Market, which constitutes a qualified exchange as designated in the Code. There can be no assurances, however, that the ADSs will be "regularly traded" on such exchange. It is intended that only the ADSs will be listed on the Nasdaq National Market. The bearer ordinary shares are listed on the Prime Standard trading segment of the Frankfurt Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be "regularly traded" for purposes of the mark-to-market election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in interest rates and foreign currency values.

EXCHANGE RATE EXPOSURE

Although our financial accounting and reporting currency is the euro, a significant portion of our business is nevertheless conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where exchange rate exposure is considered high, some sales may be denominated in euros or Dollars. Expenses incurred by our subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency or the euro for countries that participate in the EMU. Since the launch of Stage III of European Economic and Monetary Union on January 1, 1999, foreign currency risk relating to our activities in the countries of the euro zone has been eliminated. Therefore, our consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective local currencies to which our subsidiaries are exposed, on the other hand. In general, appreciation of the euro relative to another currency has a negative effect on results of operations, while depreciation of the euro has a positive effect.

As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenue and operating results. In addition, our international business is subject to risks typical of an international business, including, but not limited to: differing economic conditions; changes in political climate; differing tax structures; other regulations and restrictions; and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors. Foreign exchange gains and losses arise from equity consolidation, short-term intercompany loans, accounts receivables, and account payables and foreign currency-denominated transactions with third parties. Our exposure to foreign exchange rate fluctuations arises primarily from the translation of the financial results of our foreign subsidiaries into euros during consolidation. As exchange rates vary, these results, when translated, may vary from expectations and may adversely impact overall expected profitability. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the Dollar, the Japanese Yen, the British Pound, the Swiss Frank, and the Australian Dollar.

We have not entered into any foreign exchange hedging transactions and therefore have no risk from using derivative financial instruments. We have not entered into any forward foreign exchange contracts for speculative or trading purposes. Our management believes that inflation has not had a significant impact on the price of our products, the cost of our materials, or our operating results for our fiscal year ended December 31, 2002.

Of Intershop AG's consolidated revenue in fiscal 2001 and fiscal 2002, approximately 27.6% and 22.9%, respectively, were attributable to operations in non-EMU participating countries and translated into euros.

INTEREST RATE EXPOSURE

Intershop AG invests its cash primarily in bank time deposits and marketable securities, including fixed and variable rate marketable debt securities. The majority of such investments are denominated in euros and Dollars. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

Net interest income was E1.59 million in fiscal 2000, increased to E3.76 million in fiscal year 2001 and decreased to E0.65 million in fiscal 2002. The increase in net interest income from fiscal 2000 to fiscal 2001 was due primarily to favorable investments. The decrease in net interest income from fiscal 2001 to fiscal 2002 was largely due to a decrease in liquid funds to invest.

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

We have not used derivative financial instruments in our investment portfolio. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

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

PART III

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer ("CEO"), Stephan Schambach, and our Chief Financial Officer ("CFO"), Juergen Schoettler. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Intershop's management, including the CEO and CFO, concluded that Intershop's disclosure controls and procedures were effective.

There have been no significant changes in Intershop's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

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

Report of Independent Auditors –Ernst & Young.

Report of Independent Public Accountants –Arthur Andersen.

Consolidated Balance Sheets at December 31, 2001 and 2002.

Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002.

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002.

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002.

Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.1	Articles of Association of Intershop Communications Aktiengesellschaft (as amended).
2.1	Form of Share Certificate for Ordinary Shares (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000).
4.1	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to Intershop's Form F-6-2, filed on February 5, 2003).
4.2	Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002 to Deposit Agreement (incorporated by reference to Intershop's Form F-6-2, filed on February 5, 2003).
4.3	Form of Deposit Agreement including Form of ADR Certificate (incorporated by reference to Intershop's Form Registration Statement on Form F-6 (Registration No. 333-11642).
8	List of Subsidiaries
10.1	Form of Underwriting Agreement (incorporated by reference to Intershop's Form F-1/A-1, filed on March 29, 2000).
10.2	1997 Equity Incentive Plan (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000).
10.3	1999 Stock Option Plan (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000).
10.4	2001 Stock Option Plan (incorporated by reference to Intershop's Form S-8, filed on May 9, 2001).
10.5

Summary Translation of Intershop Communications Reorganization Agreement (Post-Formation Acquisition and Capital Contribution Agreement) (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000).

10.6	Intershop Communications Reorganization Agreement (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000).
10.7

Summary of Translation of Trademark Agreement between Intershop Holding AG, Intershop Communications, Inc. and Intershop Communications GmbH (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000).

10.8

Software License, Services and Support Agreement between Persistence Software and Intershop Communications AG (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000). (Intershop has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.9

Cooperation Agreement with Deutsch Telekom AG and Intershop Communications AG (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000). (Intershop has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.10

Summary Translation of Reseller Agreement with Sybase GmbH and Intershop Communications AG (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000). (Intershop has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.11

Summary Translation of Reseller Agreement with Oracle Deutschland GmbH and Intershop Communications AG (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000). (Intershop has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.12

Technology License and Distribution Agreement with Sun Microsystems and Intershop Communications AG (incorporated by reference to Intershop's Form F-1, filed on March 9, 2000). (Intershop has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.13	Consent of Ernst & Young Revisions- und Treuhandgesellschaft mbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Independent Auditors.
10.14	Summary Translation of Lease Agreement with Fa. Josef Saller Gewerbebau and Intershop Software Entwicklungs GmbH
99	Officers' Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

Date:	May 27, 2003	By:	/s/ Stephan Schambach
		Name:	Stephan Schambach
		Title:	Chairman of the Management Board and Chief Executive Officer

INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

Date:	May 27, 2003	By:	/s/ Juergen Schoettler
		Name:	Juergen Schoettler
		Title:	Member of the Management Board and Chief Financial Officer

CERTIFICATIONS

I, Stephan Schambach, certify that:

1. I have reviewed this annual report on Form 20-F of Intershop Communications Aktiengesellschaft;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2003

By: /s/ Stephan Schambach
Name: Stephan Schambach
Title: Chairman of the Management Board and Chief Executive Officer

I, Juergen Schoettler, certify that:

1. I have reviewed this annual report on Form 20-F of Intershop Communications Aktiengesellschaft;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2003

By: /s/ Juergen Schoettler
Name: Juergen Schoettler
Title: Member of the Management Board and Chief Financial Officer

ITEM 20. Index to Consolidated Financial Statements

Report of Independent Auditors –Ernst & Young

Report of Independent Public Accountants –Arthur Andersen

Consolidated Balance Sheets as of December 31, 2001 and 2002

Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Management Board and Shareholders of INTERSHOP Communications Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of INTERSHOP Communications Aktiengesellschaft (the "Company") as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2002. Our audit also included the financial statement schedule listed in the Index at Item 17(c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of INTERSHOP Communications Aktiengesellschaft as of December 31, 2001, and for each of two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 13, 2002 expressed an unqualified opinion on those statements before the disclosure and restatement adjustments described in Notes 2, 8 and 12.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of INTERSHOP Communications Aktiengesellschaft at December 31, 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related 2002 financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The 2002 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 2 and 8 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of INTERSHOP Communications Aktiengesellschaft as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. As described in Note 8, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards ("Statement") No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 8 with respect to 2000 and 2001 included (a) agreeing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss, and the related loss-per-share amounts. In our opinion, the disclosures for 2000 and 2001 in Note 8 are appropriate. As described in Note 12, in 2002 the Company's Management Board approved a five-for-one reverse stock split, and certain references to number of shares and all per share information in the financial statements have been adjusted to reflect the reverse stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2000 and 2001 financial statements. Our procedures included (a) agreeing the authorization for the five-for-one reverse stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted loss per share and other applicable disclosures such as stock options. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 and 2001 financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2000 and 2001 financial statements taken as a whole.

Ernst & Young
Revisions- und Treuhandgesellschaft mbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Nendza	Schneider
Wirtschaftsprüfer	Wirtschaftsprüfer

May 27, 2003

Hamburg, Germany

NOTE: THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN WIRTSCHAFTSPRUFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT MBH (A FOREIGN ASSOCIATED FIRM OF THE SECURITIES AND EXCHANGE COMMISSION PRACTICE SECTION OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS) ("ANDERSEN") IN CONNECTION WITH THE INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT FORM 20-F FILING FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 20-F.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Table of Contents      Index to Consolidated Financial Statements

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

ARTHUR ANDERSEN
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH

Nendza	Bolash
Wirtschaftsprüfer	Certified Public Accountant

Hamburg, March 13, 2002

Table of Contents      Index to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands euro, except share and per-share amounts)

As of December 31,	2001	2002
ASSETS
Current assets
Cash and cash equivalents	9,107	11,303
Marketable securities	19,358	4,172
Restricted cash	7,873	7,073
Trade receivables, net of allowances for doubtful accounts of E13,940 in 2001 and E7,511 in 2002	11,679	11,131
Prepaid expenses and other current assets	9,976	7,427
Total current assets	57,993	41,106
Property and equipment, net	13,522	4,301
Intangible assets, net	203	-
Other assets	3,628	2,268
Goodwill	4,270	4,473
Total assets	79,616	52,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	99	98
Accounts payable	3,540	840
Accrued restructuring costs	10,653	4,881
Other accrued liabilities	15,602	13,472
Deferred revenue	5,569	6,295
Total current liabilities	35,463	25,586
Long-term liabilities, net of current portion	177	152
Deferred revenue	103	38
Total liabilities	35,743	25,776

Shareholders' equity
Common share, stated value E1--authorized: 92,211,719 shares; outstanding: 19,306,400 shares at December 31, 2002, and 88,191,322 shares at December 31, 2001, respectively	88,191	19,306
Additional paid-in capital	13,420	-
Accumulated deficit/ retained earnings	(60,632)	4,123
Accumulated other comprehensive income	2,894	2,943
Total shareholders' equity	43,873	26,372
Total liabilities and shareholders' equity	79,616	52,148

The accompanying notes are an integral part of these financial statements.

Table of Contents      Index to Consolidated Financial Statements

Consolidated Statements of Operations

(In thousands euro, except per-share amounts)

For the year ended December 31,	2000	2001	2002

Revenues
Licenses	74,068	20,480	22,462
Services, maintenance, and other	48,926	48,174	22,635
Total revenues	122,994	68,654	45,097

Cost of revenues
Licenses	5,289	2,338	1,288
Services, maintenance, and other	43,453	41,433	17,814
Total costs of revenues	48,742	43,771	19,102

Gross profit	74,252	24,883	25,995

Operating expenses
Research and development	10,191	15,179	7,225
Sales and marketing	75,743	60,766	29,363
General and administrative	27,590	38,108	12,760
Goodwill and acquired intangible asset amortization	1,477	21,091	-
Restructuring costs and asset impairment	-	23,276	5,326
Total operating expenses	115,001	158,420	54,674

Operating loss	(40,749)	(133,537)	(28,679)

Other income (expense)
Interest income	1,591	3,759	651
Interest expense	(571)	(76)	(31)
Impairment of investments	-	(2,482)	-
Other income (expense), net	806	538	504
Total other income (expense)	1,826	1,739	1,124

Net loss	(38,923)	(131,798)	(27,555)
Basic and diluted loss per share	(2.31)	(7.48)	(1.47)

Shares used in computing
For basic and diluted loss per share	16,827	17,627	18,731

The accompanying notes are an integral part of these financial statements.

Table of Contents      Index to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In thousands euro)

For the year ended December 31,	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(38,923)	(131,798)	(27,555)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	5,637	14,146	9,115
Amortization of goodwill	1,477	21,091	-
Impairment of investments	-	2,482	-
Provision for doubtful accounts	6,130	13,712	(4,686)
Amortization of deferred compensation	273	-	-
(Gain) loss on disposal of marketable securities	-	(1,552)	152
Loss on disposal of property and equipment	71	137	689
Changes in operating assets and liabilities
Accounts receivable	(19,596)	12,446	4,809
Prepaid expenses and other current assets	(4,202)	(4,050)	2,497
Other assets	(2,987)	(738)	1,104
Accounts payable	4,877	(6,946)	(2,643)
Deferred revenue	(1,787)	(1,383)	818
Accrued restructuring costs	-	10,653	(5,773)
Accrued expenses and other liabilities	7,152	824	(1,270)
Net cash used in operating activities	(41,878)	(70,976)	(22,743)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisitions, net of cash acquired	(3,036)	-	-
Restricted cash	1,269	(7,705)	800
Proceeds on disposal of equipment	-	456	536
Purchases of property and equipment, net of capital leases	(20,626)	(5,731)	(670)
Proceeds from sales of marketable securities	-	92,605	47,541
Purchases of marketable securities	(27,039)	(83,875)	(32,498)
Net cash (used in) provided by investing activities	(49,432)	(4,250)	15,709
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares	168,679	519	10,005
Proceeds from debt issuance	10,758	-	-
Collection on notes receivable from shareholders	141	-	-
Repayment of indebtedness	(17,791)	-	-
Net cash provided by investing activities	161,787	519	10,005
Effect of change in exchange rates on cash	1,520	(248)	(775)
Net change in cash and cash equivalents	71,997	(74,955)	2,196
Cash and cash equivalents, beginning of period	12,065	84,062	9,107
Cash and cash equivalents, end of period	84,062	9,107	11,303
Supplemental cash flow information
Interest paid	561	17	31
Taxes paid	40	30	93

The accompanying notes are an integral part of these financial statements.

Table of Contents      Index to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity

(In thousands euro, except share data)

	Common Shares	Common Shares Stated Value	Additional Paid-In Capital	Notes Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Compre- hensive Income	Total Shareholders' Equity
Balance, January 1, 2000	84,390,520	16,878	48,169	(141)	(273)	(45,406)	3,637	22,864
Total comprehensive loss:
Net loss						(38,923)		(38,923)
Foreign currency translation adjustments							1,523	1,523
Unrealized gain (loss) on available-for-sale securities, net							(3,451)	(3,451)
Comprehensive loss								(40,851)
Private placement of common stock, net	500,000	100	38,900					39,000
Issuance of common stock for secondary offering, net	1,675,000	335	111,876					112,211
Conversion of preferred stock of subsidiary to common stock of parent, net of share amounts not converted	280,000	56	(56)
Issuance of common stock for acquisitions	275,011	275	22,586					22,861
Exercise of stock options	882,485	334	4,635					4,969
Capital contribution (net of tax)			12,500					12,500
Collections on notes receivables from stockholders				141				141
Amortization of deferred compensation					273			273
Allocation of par value resulting from stock split		70,025	(70,025)
Balance, December 31, 2000	88,003,016	88,003	168,585	-	-	(84,329)	1,709	173,968
Total comprehensive loss:
Net loss						(131,798)		(131,798)
Foreign currency translation adjustments							837	837
Unrealized gain (loss) on available-for-sale securities, net							348	348
Comprehensive loss								(130,613)
Exercise of stock options	188,306	188	330					518
Appropriation of additional paid-in capital			(155,495)			155,495
Balance, December 31, 2001	88,191,322	88,191	13,420	-	-	(60,632)	2,894	43,873
Total comprehensive loss:
Net loss						(27,555)		(27,555)
Foreign currency translation adjustments							158	158
Unrealized gain (loss) on available-for-sale securities, net							(109)	(109)
Comprehensive loss								(27,506)
Exercise of stock options	6,678	7	(3)					4
Private placement of common stock, net	8,334,000	8,334	1,667					10,001
Allocation of par value resulting from reverse stock split	(77,225,600)	(77,226)	77,226
Appropriation of additional paid-in capital			(92,310)			92,310
Balance, December 31, 2002	19,306,400	19,306	0	-	-	4,123	2,943	26,372

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents      Index to Consolidated Financial Statements

1. Organization and Operations of the Company

Intershop (Intershop Communications AG together with its subsidiaries and predecessors; hereinafter referred to as the "Company," "Intershop," or the "Group") is a global provider of standard software solutions for global enterprises. The Company's products provide both basic online commerce functionality and advanced features such as intelligent merchandising, workflow management, and channel integration systems. Intershop's Enfinity software is designed to support a large number of online commerce models: sector-specific business models for the automobile industry (Automotive), for the high-tech sector and manufacturing industry (High-Tech and Manufacturing), and for trade (Retail); cross-industry solutions for business transactions between companies (B2B), business transactions between companies and end users (B2C), electronic purchasing solutions (Online Procurement), and centralized content management systems (Content Management). Intershop's software easily integrates into a company's existing infrastructures, enabling seamless transactions between suppliers, distributors, and customers.

Intershop is positioned as a leading supplier of Unified Commerce Management ("UCM") software, software which can provide companies with a strategic competitive advantage by tailoring their online commerce processes to clients' needs. Savings potential is leveraged by simplifying and automating business relationships between companies, and successful purchasing and sales processes can easily be reproduced anywhere in the world. UCM is an IT strategy for companies wanting to realize competitive advantages by integrating all their online commerce processes. In contrast to IT strategies based on traditional, often isolated software solutions, the UCM approach offers enterprise clients a customer-facing strategy to centrally manage all online commerce initiatives and integrate these across disparate countries, markets, business units, applications, and systems. The new UCM approach focuses on increasing clients' returns on investment ("ROI") and lowering the total cost of ownership ("TCO"). The Company's standard Enfinity MultiSite software forms the technical basis of the UCM approach and provides tried and tested reference models for integrating online commerce processes at low cost and managing these from a central point.

In addition to Enfinity-based software solutions for global enterprises, up to November 2002 the Company offered small and medium-sized companies simple e-commerce solutions in the form of its Intershop 4 product line. Intershop has now outsourced the selling and marketing of this product line to ePages Software GmbH.

The Company also offers its customers support, professional consulting services, and education services in relation to its software products.

In December 1996, Intershop Communications, Inc. ("US, Inc.") entered into a share exchange agreement with Intershop Communications GmbH ("GmbH") to acquire 100% of GmbH's outstanding shares. The shareholders of GmbH's common shares received common shares in US, Inc. Holders of existing debt (approximately E1.1 million) and capital (approximately E200,000) in GmbH--approximately E1.4 million in total--received 6,720,000 shares of preferred stock in US, Inc. The fair value of the preferred stock issued was equal to the carrying amount of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, US, Inc. became the parent company of GmbH and its subsidiaries.

On June 23, 1998, the holders of 79.26% of the shareholders' equity of US, Inc. exchanged their shares of preferred and common stock of US, Inc. (20,591,348 in total) for 61,729,050 shares of the Company. As a result of this transaction, US, Inc. became a majority-owned subsidiary of the Company. Two stockholders, Stephan Schambach, founder and Chief Executive Officer, and Burgess Jamieson, Supervisory Board member, did not contribute all of their shares of US, Inc. for certain tax reasons, and therefore still hold 16.0% and 1.5%, respectively, of US, Inc.'s common stock as of December 31, 2002. These two stockholders are entitled to exchange their shares in US, Inc. for shares in the Company, using conditional capital specifically approved for this purpose. The interests held by these persons are considered part of the majority interest in the AG since the holdings qualify as related party transactions. These interests are also considered part of the majority interest in the AG because they can be bought back due to their conversion rights and hence their possible conversion at a price of $0.01 per share--if they are not converted by 2004. Accordingly, the cost of such shares is included in the additional paid-in capital in the accompanying consolidated financial statements.

Conversions of US, Inc. shares into AG shares subsequent to the initial conversion in June 1998 are treated as an increase in the stated value of the common stock and a corresponding decrease in the capital surplus. During 1999, the two stockholders converted 744,500 common shares of US, Inc. into 2,233,500 shares of the Company. During 2000, these stockholders converted 93,333 common shares of US, Inc. into 280,000 shares of the Company. During calendar years 2001 and 2002, these stockholders did not convert any shares of US, Inc. into shares of the Company. As of December 31, 2002, these stockholders held 4,548,167 shares in US, Inc., which are convertible into 2,728,900 shares of the Company at any time subject to the conditions of the German Stock Corporation Act. If these two shareholders had converted their shares as of December 31, 2002, they would own approximately 20.0% of the Company. In January 2002, the Company announced that Stephan Schambach intends to exchange his remaining holdings in US, Inc. (4,166,667 shares) for shares of the Company (2,500,000 shares). This transaction had not been completed by the reporting date.

The consolidated financial statements reflect the consolidated results of the Company and its wholly and majority-owned subsidiaries, which have been prepared according to accounting principles generally accepted in the United States ("US GAAP"). All significant intercompany transactions and balances between the consolidated companies have been eliminated.

As of December 31, 2002, the Company had cash and cash equivalents and marketable securities (including restricted cash) of E22.5 million, compared with E36.3 million as of December 31, 2001. The Company has incurred significant operating losses since inception, and had an accumulated deficit of E243.7 million (prior to the appropriation of the additional paid-in capital of E243.7 million) as of December 31, 2002. The Company does not expect to achieve sufficient revenues to support future operations without additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company has developed a business plan to address its operational needs in the future. This plan includes further headcount and other cost reductions, and obtaining additional future financing. Management believes that its business plan is appropriate for the Company to secure adequate financing until the Company is operating profitably. Management believes additional financing and current operations will be sufficient to allow the Company to continue as a going concern at least through 2003. Should revenues not materialize and expenses decrease to planned levels, or additional equity financing be unavailable to the Company, management will restrict certain of the Company's planned activities and operations, as necessary, to sustain operations and conserve cash resources.

2. Summary of Significant Accounting Policies

The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying notes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant Group accounts and Group transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Foreign Currency Translation

The functional currency for the Company and its subsidiaries is the local currency of the country in which the subsidiary is located. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," assets and liabilities of operations outside euro-denominated countries are translated into euros using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported in accumulated other comprehensive income as a separate component of shareholders' equity.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date at which it is either settled or translated are recognized in the statement of operations and are shown in "other income (expense), net." Currency gains and losses were E(282,815) in 2000, E(241,460) in 2001, and E59,073 in 2002.

We have not entered into any foreign exchange hedging transactions and therefore have no risk from using derivative financial instruments.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Marketable Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its investments in readily marketable debt and equity securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income as a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments

Investments without readily available market value which contain less than a twenty percent ownership and where the Company cannot exercise significant influence are accounted for under the cost method. Declines in value judged to be other than temporary on investments are included in investment income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit checks on its customers and the risk with respect to trade receivables is further mitigated by the fact that the Company's customer base is diversified.

In 2002, one single customer accounted for 23.4% of total revenue. In 2001 and 2000, no single customer accounted for 10% or more of total revenue.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their fair values. Marketable securities designated as available-for-sale are recorded at market value with any unrealized gain or loss being recorded in accumulated other comprehensive income within the shareholder's equity section of the balance sheet.

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

Software Development Costs

The Company accounts for internally generated software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future product revenue, estimated economic life, and changes in technology. Such costs are reported at the lower of amortized cost or net realizable value. To date, internal software development costs that were eligible for capitalization have not been significant, and the Company has charged all software development costs to research and development expense as incurred.

The Company expenses all research and development costs as incurred.

Goodwill

Until December 31, 2001, the Company periodically assessed the impairment of enterprise level goodwill in accordance with the provisions of Accounting Principles Board Opinion No. 17, "Intangible Assets," and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," An impairment review was performed whenever events or changes in circumstances indicated that the carrying amount might not be amortizable. Indicators the Company considered important which could have triggered an impairment included, but were not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period and the Company's market capitalization relative to net book value. Whenever the Company determined that the carrying amount of goodwill or other intangible assets might not be recoverable based upon the existence of one or more of the above indicators of impairment, it measured any impairment based on a projected future discounted free cash flow from operating activities. During the year ended December 31, 2001, the Company recorded impairment losses with respect to goodwill in the amount of E12.0 million.

Since the beginning of 2002, the Company has adopted the accounting standard SFAS No. 142, "Goodwill and Other Intangible Assets," which was published in June 2001. Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The Company identified indicators of impairment under SFAS No. 142 to be the same as under SAB No. 100, as listed previously. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined by SFAS No. 131 as an operating segment or one level lower. The Company markets its products and services in one segment and thus allocates goodwill to one reporting unit. Therefore, impairment is tested at the enterprise level using the Company's market capitalization as fair value. Goodwill will no longer be allocated to other long-lived assets for impairment testing in accordance with SFAS No. 121.

Long-Lived Assets

Prior to 2002, the Company periodically evaluated the recoverability of the carrying amounts of its long-lived assets and any attributable goodwill in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Whenever events or changes in circumstances indicated that the carrying amounts of such assets may have not be recoverable, the Company compared estimated future undiscounted free cash flows from operating activities for these assets to their carrying amounts. When these undiscounted cash flows were less than the carrying amounts of the assets, the Company would record impairment losses to write the asset down to fair value, as measured by the discounted estimated net future cash flows expected to be generated from the assets.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144, it is no longer necessary to allocate goodwill to long-lived assets and then perform impairment testing. Furthermore, it has been stipulated that in situations where it is expected that certain flows of capital will be accumulated in areas subject to impairment testing, these can be calculated on the basis of a probability-weighted cash flow estimate. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

During the year ended December 31, 2002, the Company recorded impairment losses of E2.7 million in connection with certain assets that were either abandoned during year or for which the resulting estimated cash flows were insufficient to cover the carrying amounts, and has been included in the statement of operations under restructuring costs and asset impairment, as discussed in Note 10.

SFAS No. 144 was effective for the fiscal years beginning after December 15, 2001. Accordingly, the Company adopted SFAS No. 144 as of January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

Derivatives

Since January 1, 2001, the Company has applied SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts or used in hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the income statement when the hedged item affects earnings. The adoption of SFAS No. 133 did not have a material adverse effect on the Company's financial position or results of operations as the Company's current policy is not to enter into hedging activities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses of E13.2 million, E3.2 million, and E0.5 million were included in sales and marketing expenses for 2000, 2001, and 2002, respectively.

Stock-Based Compensation

The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, has included in Note 12 the pro forma disclosures required under SFAS No. 123. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands of euro, except per-share amounts):

Year ended December 31,	2000	2001	2002

Net loss attributable to common shareholders
As reported	(38,923)	(131,798)	(27,555)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(35,928)	(55,751)	(11,271)
Pro forma	(74,851)	(187,549)	(38,826)
Basic and diluted loss per share
As reported	(2.31)	(7.48)	(1.47)
Pro forma	(4.45)	(10.64)	(2.07)

The following assumptions have been made to estimate the fair value of the options:

	2000	2001	2002

Risk-free interest on the date of grant	6.3%	4.5%	4.0%
Assumed dividend	0%	0%	0%
Volatility	86%	115%	92%
Expected option lives (years)	4.1	4.1	4.1

Revenue Recognition

Intershop derives revenues from two primary sources: (1) software license revenues and (2) services revenues, which include maintenance, consulting, and education. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9 and related Interpretations (collectively, "SOP 97-2") issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, the Company exercises judgment and uses estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, the Company recognizes revenue when: (1) it enters into a legally binding arrangement with a customer for the license of software; (2) it delivers the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and, (4) collection is probable. Substantially all of the Company's license revenues are recognized in this manner.

Some of the Company's software arrangements include implementation services sold separately under consulting engagement contracts. Revenues from these arrangements are generally accounted for separately from the license revenue because the arrangements qualify as "service transactions," as defined in SOP 97-2. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the realizability of the software license fee.

If an arrangement does not qualify for separate accounting of the license and service transactions, then license revenue is generally recognized together with the consulting services based on contract accounting using either the percentage-of-completion or completed-contract method as described below. Contract accounting is also applied to any arrangements: (1) that include milestones or customer specific acceptance criteria, which may affect collection of the license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the contract without additional charges; or, (4) where the license payment is tied to the performance of consulting services.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal rate. If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, it defers revenue until all elements are delivered, services have been performed, or until fair value can objectively be determined. When the fair value of a license element has not been established, the Company uses the residual method to record license revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Intershop's license arrangements generally do not include acceptance provisions. If uncertainty exists about customer acceptance of the software, license revenue will not be recognized until acceptance occurs.

Intershop assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met. The Company's standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond the country's standard payment terms are generally deemed not to be fixed or determinable, and thereby do not satisfy the required criteria for revenue recognition. Revenues for these agreements are deferred and recognized upon cash payment by the customer.

Revenue for consulting services is generally recognized as the services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenue is deferred until the uncertainty is sufficiently resolved.

The Company estimates the percentage-of-completion on contracts with fixed or "not to exceed" fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If Intershop does not have a sufficient basis to measure progress towards completion, revenue is recognized when the Company receives final acceptance from the customer. When total cost estimates exceed revenues, Intershop accrues for the estimated losses immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

The complexity of the estimation process and issues related to the assumptions, risks, and uncertainties inherent with the application of the percentage-of-completion method of accounting affect the amounts of revenues and related expenses reported in the Company's consolidated financial statements. A number of internal and external factors can affect Intershop's estimates, including labor rates, utilization and efficiency variances, and specification and testing requirement changes.

Allowances for Doubtful Accounts

The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, Intershop analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Segment Reporting

The Company operates primarily in one line of business, which is providing Unified Commerce Management software for managing e-commerce processes across extended enterprises. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by the standards of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information."

Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income is the total of net income and all other changes in shareholders' equity that are not connected with changes at shareholder level.

Accumulated other comprehensive income consists of the following (in thousands of euro):

At December 31,	2001	2002

Foreign currency translation gains	2,975	3,133
Unrealized gain (loss) on available-for-sale securities	(81)	(190)
Comprehensive income	2,894	2,943

Income Taxes

The Company uses the asset and liability method in accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Earnings Per Share

The basic net loss per common share is presented in conformity with SFAS No. 128, "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock.

The diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, in the case of dilution, the unvested common stock outstanding, the potential number of common shares from options and warrants to purchase common stock using the treasury stock method. In the case of convertible securities the if-converted basis is used. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted-average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of the diluted net loss per share for 2000, 2001, and 2002 because the effect would be antidilutive. The weighted-average number of vested shares of common stock outstanding includes the shares of US, Inc. held by two shareholders of the Company as discussed further in Note 1.

The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the three years ended December 31 respectively (in thousands of euro, except per-share data):

Year ended December 31,	2000	2001	2002

Net loss	(38,923)	(131,798)	(27,555)
Basic and diluted net loss per share:
Weighted-average common shares outstanding	17,177	17,627	18,731
Less: Weighted-average shares subject to repurchase	(350)	-	-
Total weighted-average common shares	16,827	17,627	18,731
Basic and diluted net loss per share	(2.31)	(7.48)	(1.47)

The net losses per share for the years ended December 31, 2000 and 2001 have been adjusted to reflect the company's 5:1 reverse stock split performed in 2002. Share amounts in the consolidated statement of changes of shareholders' equity for the years ended December 31, 2000 and 2001, have not been adjusted to reflect this reverse stock split.

Reclassifications

As of December 31, 2002 and 2001, the Company separately presented goodwill and other intangible assets in the balance sheets. In accordance with SFAS No. 142, the Company is required to present amortization of goodwill and amortization of other intangible assets separately in the Consolidated Statements of Operations for the year ended December 31, 2002. The workforce identified as a separate intangible asset in the acquisitions in 2000 (refer to Note 6) does not qualify as an intangible asset under SFAS No. 141 and has therefore been reclassified into goodwill. Certain other amounts reported in the fiscal years 2000 and 2001 financial statements have been reclassified to conform to the fiscal year 2002 financial statement presentation. These other reclassifications are immaterial.

Recent Accounting Pronouncements

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," was issued. SFAS No. 148 supplements SFAS No. 123, "Accounting for Stock-Based Compensation," and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting." The transition and disclosure obligations contained in SFAS 148 apply to the fiscal years after December 15, 2002; earlier application is also permitted. The Company has adopted the disclosure provisions of SFAS No. 148 in 2002. The Company continues to account for employee stock based compensation under the intrinsic value method as prescribed by APB Opinion No. 25.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to record an appropriate charge in connection with the retirement or disposal of property and equipment in the period in which this took place, provided that the fair value can be reasonably determined. The costs incurred in the retirement or disposal of assets are netted against the carrying amount of the long-lived assets. Companies will calculate the changes over time in the amount of the anticipated expenses to be incurred for the retirement or disposal of an asset by discounting the amount calculated at the beginning of the period. The interest rate used in the calculation of this change corresponds to the risk-adjusted rate to be fixed in accordance with the company's credit rating the first time the expenses are recognized. The carrying amount of the related property and equipment increases by the amount calculated, which is then written down over the objects' remaining useful lives and recorded as operating expenses in the income statement. SFAS No. 143 is effective for the fiscal years beginning after June 15, 2002. The Company believes that adopting SFAS No. 143 will not have a material adverse effect on its financial position, results of operations, or cash flows.

In June 2002, the FASB published SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes the preliminary provisions of the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity must be recognized when the liability is incurred. Under Issue 94-3, the liability for an exit cost was recognized as the date of an entity's commitment to a concrete exit or disposal plan. The new standard holds that a company's commitment to a plan does not represent a direct obligation to another party that would be defined as a liability. SFAS No. 146 therefore rescinds the definitions and requirements for the accounting of exit costs contained in Issue 94-3 until a liability is actually incurred and stipulates that the amount of the liability be initially measured at the current fair value. However, this standard does not apply to expenses arising in connection with the retirement of activities in divisions acquired by way of a combination or covered by SFAS No. 144. The Company does not expect the adoption of SFAS No. 146 to have a material adverse effect on its financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the adoption to have a material effect on the Company's financial position, or results of operations, or cash flows.

In January 2003, the FASB issued FASB Interpretations No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not anticipate the adoption of FIN 46 to have a material impact on its financial position, results of operations, or cash flows.

3. Prepaid Expenses and Other Current Assets

At December 31, 2001 and 2002, prepaid expenses and other current assets consisted of the following (in thousands of euro):

As of December 31,	2001	2002

VAT and other tax receivables	3,926	5,224
Pre-payments	2,719	1,410
Unbilled receivables	2,519	261
Receivables from employees, net	293	72
Other	519	460
Total	9,976	7,427

The Company recorded a doubtful debt allowance of E1.1 million and E 1.2 million against receivables due from employees in the fiscal year ended December 31, 2001 and 2002, respectively.

4. Property and Equipment

At December 2001 and 2002, property and equipment consisted of the following (in thousands of euro):

	2001	Currency	Additions	Disposals	Impairment	2002

Computer equipment	23,852	(881)	417	(2,745)	(1,096)	19,547
Furniture and fixtures	5,444	(161)	109	(1,054)	(746)	3,592
Leasehold improvements	3,115	(741)	144	(389)	(858)	1,271
Subtotal	32,411	(1,783)	670	(4,188)	(2,700)	24,410
Accumulated depreciation	(18,889)	3,669	(6,415)	1,526		(20,109)
Property and equipment, net	13,522					4,301

The Company did not have any equipment under capital leases at December 31, 2001 or December 31, 2002.

5. Investments

During 1998 and 1999, the Company made investments in a non-public company in Israel totaling E0.5 million and E1.2 million, respectively. The total investment of E1.7 million in this entity represented an ownership interest of approximately 6% at that time. Due to the difficult economic climate and the financial condition and performance of this non-public company, the Company wrote down the whole value of this investment in the fiscal year 2001. This resulted in a non-operational charge of E1.7 million to the income statement for the year ended December 31, 2001.

6. Marketable Securities

Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, and reported as a component of cumulative comprehensive income.

In 1999, the Company acquired approximately E1.5 million of common stock in a public company in the United Kingdom. This investment was classified as an available-for-sale security and recorded at fair value. In June 2001, the Company determined that the decline in fair value of this investment was other than temporary in nature and recorded a write-down of E0.7 million on this investment. In October 2001, the Company sold this investment for E0.9 million. The related gain of E0.1 million is included in other income.

As of December 31, 2002 and 2001, available-for-sale securities consisted of the following (in thousands of euro):

	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

December 31, 2001
Money market funds	19,350	8	-	19,358
December 31, 2002
Money market funds	4,171	1	-	4,172

For the years ended December 31, 2000, 2001 and 2002, the gross realized gains on sales of available-for-sale securities totaled E0, E2,043,838, and E46,953, respectively, and the gross realized losses totaled E0, E491,838, and E198,745, respectively.

7. Acquisitions

Owis Software GmbH

In July 2000, the Company acquired the assets of Owis Software GmbH ("Owis") for 26,550 shares of the Company's capital stock, the market value of which was approximately E2.4 million, and approximately E2.5 million in cash, resulting in an aggregate purchase price of approximately E4.9 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock a few days before and after the Company and Owis reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Owis's assets and liabilities at the date of acquisition.

The following is a summary of the purchase price allocation (in thousands of euro):

Current assets and other tangible assets	1,263
Liabilities assumed	(1,292)
Assembled workforce	530
Goodwill	4,409
4,910

The acquired assembled workforce and goodwill were regularly amortized until December 31, 2001, with an amortization period of three years from the date of acquisition initially being agreed. Upon adoption of SFAS 142 on January 1, 2002, the assembled workforce was combined with the goodwill and the regular amortization ceased.

Subotnic GmbH

In December 2000, the Company acquired the assets of Subotnic GmbH ("Subotnic") for 248,461 shares of the Company's capital stock, the fair value of which was approximately E20.3 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock a few days before and after the Company and Subotnic reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Subotnic's assets and liabilities at the date of acquisition.

The following is a summary of the purchase price allocation (in thousands of euro):

Current assets and other tangible assets	348
Liabilities assumed	(1,353)
Assembled workforce	360
Goodwill	21,019
20,374

The acquired assembled workforce and goodwill were regularly amortized until December 31, 2001, with an amortization period of three years from the date of acquisition initially being agreed. Upon adoption of SFAS 142 on January 1, 2002, the assembled workforce was combined with the goodwill and the regular amortization ceased.

The following unaudited pro forma financial information presents the results as if the acquisition of Owis and Subotnic had occurred at the beginning of the fiscal year 2000 (in thousands of euro):

Year ended December 31,	2000

(unaudited)
Pro forma total revenue	123,090
Pro forma net loss	(48,801)
Pro forma net loss per share - basic/diluted	(0.58)

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

8. Goodwill and Acquired Intangible Assets

Goodwill and acquired intangible assets consisted of the following (in thousands of euro):

	2001	2002

Goodwill	13,983	14,403
Assembled workforce	420	-
	14,403	14,403
Accumulated amortization	(9,930)	(9,930)
Goodwill and acquired intangible assets, net	4,473	4,473

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company implemented these new accounting standards on a transitional basis for 2002. The transition to SFAS No. 141 requires testing of the intangible assets identified in connection with acquisitions. Under the new rules, an assembled workforce is no longer considered an intangible asset. Accordingly, the carrying value of the Company's assembled workforce, E0.2 million, was reclassified as goodwill on January 1, 2002.

In accordance with the rules for transition to SFAS No. 142, the Company recorded no further scheduled goodwill amortization after January 1, 2002. The Company performs an impairment test once a year, or whenever events or changes in circumstances occur that indicate the carrying amount might be impaired. The annual impairment test will be carried at the end of each fiscal year (December 31).

The initial impairment test was performed on the date the new accounting rules are adopted. Any impairment resulting from the transitional impairment test must be recorded separately from the operating results, as a "cumulative effect arising from the adoption of new accounting principles." The goodwill impairment test is performed in two steps. The first step involves determining the fair value for each reporting unit. If the fair value of a reporting unit exceeds the carrying value of its net assets, no exceptional goodwill amortization is necessary. If the fair value is lower than the carrying value, the fair value of all the unit's balance sheet assets and liabilities, as well as the identifiable intangible assets, excluding goodwill, must be determined for the valuation date. The excess fair value over the amount allocated to the assets and liabilities of a reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is lower than the carrying value of the goodwill, an amortization charge must be recorded to reflect the reduced fair value.

In applying SFAS No. 142, the Company has defined the Intershop Group as a single reporting unit, since the Group companies outside Germany merely provide sales support for the Group companies located in Germany. The German Intershop companies are jointly managed by the Management Board of Intershop Communications AG, whose members are, at the same time, directors of the operating companies in Germany. These companies are regarded as a single unit for the purposes of internal management reporting. The directors of the Group companies outside Germany report directly to the Management Board of Intershop Communications AG.

In the fiscal year 2001, the Company recorded an impairment of approximately E12.0 million, in addition to the normal amortization of approximately E9.1 million. The goodwill at January 1, 2002, including assembled workforce, was approximately E4.5 million.

The Company's transitional impairment test, required in the year in which SFAS No. 142 is adopted, was performed as of January 1, 2002. The fair value of the reporting unit was determined based on the Company's market capitalization. According to these calculations, the fair value of the reporting unit exceeded the carrying value of its net assets. Accordingly, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No. 142. The Company's annual impairment test was performed on December 31, 2002, based upon the Company's market capitalization. Because the fair value of the reporting unit exceeded its carrying value, the additional analysis was not required and there was no impairment of goodwill at December 31, 2002.

As required by SFAS No. 142, the following table discloses the pro forma net loss for the year and the net loss per share for the year in all periods shown in the statement of operations, adjusted to exclude amortization of goodwill and intangible assets that are no longer amortized.

	2000	2001

Reported consolidated loss before the cumulative effect of a change in accounting principles	(38,923)	(131,798)
Goodwill amortizations	1,477	20,621
Amortization of intangible assets that are no longer being amortized (assembled workforce reclassified as goodwill)	-	470
Adjusted consolidated loss before the cumulative effect of a change in accounting principles	(37,446)	(110,707)

Corresponding per-share amounts, basic and diluted:

	2000	2001

Reported consolidated loss before the cumulative effect of a change in accounting principles (basic and diluted)	(2.31)	(7.48)
Add-back: Goodwill amortization	0.09	1.17
Add-back: Amortization of intangible assets that are no longer being amortized (assembled workforce reclassified as goodwill)	-	0.03
Adjusted net loss for the year per share before the cumulative effect of a change in accounting principles (basic and diluted)	(2.22)	(6.28)

9. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands of euro):

Year ended December 31,	2001	2002

VAT payable	1,535	5,149
Employee compensation	4,749	2,886
Unvouchered invoices	2,606	1,530
Accrued legal costs	2,458	746
Other	4,254	3,161
Total	15,602	13,472

10. Restructuring Charges and Asset Impairments

In the quarter ended March 31, 2002, the Company adopted measures to reduce its workforce and to consolidate existing facilities, among other things. Other measures included the appointment of new management, the creation of a simplified organizational structure, and a sales campaign for new products. These steps were aimed at aligning the Company's cost structure with changing market conditions and accelerating its path to profitability. The Company completed the majority of these restructuring measures by December 2002.

The following table summarizes restructuring charges for the year and accrued restructuring costs at December 31, 2001 and 2002 (in thousands of euro):

	Employee related charges	Facility-related charges	Other	Total
Restructuring charges for the year	5,428	17,242	606	23,276
Cash payments	(5,247)	(1,407)	(452)	(7,106)
Currency adjustments	2	226	3	231
Non-cash portion	-	(5,748)	-	(5,748)
Accrued restructuring costs as of December 31, 2001	183	10,313	157	10,653
Restructuring charges for the year	2,447	2,713	166	5,326
Cash payments	(1,944)	(5,300)	(237)	(7,481)
Currency adjustments	(68)	(845)	(4)	(917)
Non-cash portion	-	(2,700)	-	(2,700)
Accrued restructuring costs as of December 31, 2002	618	4,181	82	4,881

The above costs are broken down as follows:

Employee-Related Charges

Due to the deteriorating economic situation, a decision was reached in the first quarter of 2002 to simplify the Company's organizational structure. This involved streamlining the organization by reducing the workforce to around 500 by the end of the second quarter of 2002.

The Company has reduced the number of full-time employees worldwide by 254 since January 1, 2002. This reduction has affected 231 full-time employees in Europe, 17 full-time employees in the Americas, and 6 full-time employees in the Asia Pacific region. Employee reductions affected all functional departments, with 105 full-time employees affected in services, 32 full-time employees in general and administrative functions, 7 full-time employees in sales, 31 full-time employees in marketing, and 79 full-time employees in research and development. Headcount reductions occurred in all employee groups within each function.

The number of employees on December 31, 2002 was 479 and it is planned to reduce this figure further to approximately 450 by June 30, 2003.

The accruals for employee-related charges mainly comprise the expected future payments relating to the termination of contracts, including severance payments, payroll taxes, and legal costs. Employee-related accrued restructuring charges as of December 31, 2002 are expected to be paid throughout 2003.

Facility-Related Charges

In the fiscal year 2002, the Intershop Group recorded restructuring costs of approximately E2.7 million in connection with the consolidation of existing facilities, which principally relate to probable future payments for existing lease commitments for property no longer in use, net of sublease income.

Included in this charge is approximately E2.7 million of asset impairments related to certain long-lived assets that were either abandoned during the year or for which the resulting estimated future cash flows were insufficient to cover the carrying amounts.

The accruals for facility-related costs mainly include the expected future sublease payments for existing lease commitments for property no longer in use, net of sublease income. The sublease income has been estimated based upon the contractual agreements in place as of the date the financials were prepared.

Included in long-term other assets is a lease deposit of E1.1 million (US$1.2 million) that has fully been accrued for within accrued restructuring costs. The lessor has a right to the deposit.

Other Costs

The accruals for other restructuring costs principally relate to various non-cancelable contracts for which there is no future benefit to the Company.

Restructuring accruals are calculated on the basis of financial estimates and data available as of December 31, 2002. Adjustments to this restructuring reserve will be made in future periods, if necessary, based upon actual events and available information at that moment in time.

11. Commitments and Contingencies

Operating Leases

Facilities and certain furniture and equipment are leased under operating leases. As of December 31, 2002, future minimum annual lease payments were as follows (in thousands of euro):

Year ended December 31,
2003	5,013
2004	4,340
2005	3,968
2006	3,877
2007	3,583
Subsequent years	17,258
Total	38,039

Rent expense was E6.1 million, E10.3 million, and E4.0 million for the years ended December 31, 2000, 2001, and 2002, respectively. Rent expense for 2002 and 2001 excludes any facility-related restructuring costs discussed in Note 10. Sublease rental income of E0.2 million was received in 2002 and offsets rent expense. There was no rental income in 2000 and 2001. The future sublease rental income secured by contract as of December 31, 2002 totaled E2.4 million.

Related to leased property in Jena, Germany, a bank issued a guarantee to cover the lease payments should the Company fail to fulfill its obligations under the lease agreement. This cash account has been placed in a restricted account. The level of restricted cash will reduce as the lease term on the property reduces. The lease has been contracted for until November 2013. The restricted cash will be released by 10% of the original amount every year, beginning October 10, 2003.

Legal Matters

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations. The Company expenses legal costs associated with loss contingency as such legal costs are incurred.

The Company is a defendant in a consolidated class action lawsuit in the United States and an investigation by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BAFin, formerly German Federal Supervisory Office for Securities Trading--Bundesaufsichtsamt für den Wertpapierhandel, BAWe). At the beginning of 2001, several securities class action lawsuits were filed in the US against Intershop Communications AG, Management Board members, certain other officers, and the underwriters of the Company's September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning the Company's business performance. The complaints seek an unspecified amount of damages. The court has dismissed certain allegations, allowed other allegations to proceed past the pleading stage, and granted plaintiffs leave to amend other allegations. On May 13, 2003 defendants moved with a third motion to dismiss to dismiss the amended allegations. A ruling on the motion to dismiss is expected in the summer or fall of 2003 and no trial date has yet been set in this case. The Company believes there is no merit to these cases and intends to defend the cases vigorously. However, there can be no assurance that the Company will prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company's operations. In Germany, the BAFin announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001, of Intershop Communications AG's preliminary results for 2000. The BAFin handed this case over to the public prosecutor in Hamburg, Germany, who initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating in full with these investigations. The Company believes there is no merit to these allegations. However, it is not possible to predict the outcome of these proceedings nor is it possible to estimate a probable loss, if any that might result from an adverse outcome. Accordingly, no provisions have been made in the Company's consolidated financial statement relating to these proceedings.

In January 2001, a US company filed a suit in the federal district court in Delaware against Intershop Communications, Inc., claiming violation of certain patent rights. The complaint seeks an unspecified amount of compensation for damages based on the alleged patent infringements. This case was settled on September 24, 2001. As part of the settlement, the parties exchanged certain licenses and rights for a limited term under certain of their respective United States patents and patent applications, in addition to other terms and conditions of the settlement agreement which were not disclosed.

In the reporting period, a legal claim of approximately E4.1 million regarding the violation of a license agreement was asserted by another software company. The Company believes there is no merit to this claim and intends to defend the case vigorously.

12. Shareholders' Equity

Stock Splits and Change in Stated Value

On June 27, 2000, the Company's Annual Stockholders' Meeting authorized a 5-for-1 stock split and authorized management to repurchase up to 10% of its outstanding common stock in the period up to November 2001. The stock split became effective on August 16, 2000, when it was registered in the commercial register in accordance with the German Stock Corporation Act.

On September 11, 2002, the Management Board of Intershop Communications AG announced that the Company's capital stock had been reduced by 50% and convened a Special Stockholders' Meeting. This meeting on October 30, 2002 approved a simplified reduction of capital by way of a 5:1 reverse stock split to offset losses and other impairments. This took effect on its entry in the commercial register on December 12, 2002 and was technically implemented at the close of trading on January 17, 2003. The Company's common stock amounted to E19,306,400 on December 31, 2002.

The 5:1 reserve stock split of the Company's common bearer shares admitted to trading was implemented on January 17, 2003 at the close of trading; the first trading date for the converted common bearer stock was January 20, 2003.

The net loss per share amounts for the years ended December 31, 2000 and 2001, have been adjusted to reflect the Company's 5:1 reverse stock split during 2002. Share amounts in the consolidated statement of changes of shareholders` equity for the years ended December 31, 2000 and 2001, have not been adjusted to reflect this reverse stock split. Furthermore, the number of options and related exercise prices in the stock option roll-forward have been adjusted to reflect this 5:1 reverse stock split.

Capital Increase in Fiscal Year 2002

On March 12, 2002, the Company's Chief Executive Officer, Stephan Schambach, completed the purchase of 8,334,000 shares of common stock from the Company at a price of E1.20 per share, in a private placement transaction. The capital increase was made from authorized capital, and shareholders' subscription rights were excluded. The transaction resulted in total proceeds of approximately E10.0 million to the Company. The purchase price per share was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002, the last trading day prior to the day on which the Company's Supervisory Board granted Mr. Schambach the right to purchase the shares.

American Depositary Shares

In February 2002, the Company changed the ratio of its American Depositary Shares ("ADSs"). The ratio of ADSs to underlying Intershop Communications AG common bearer shares was changed from two ADSs equaling one common bearer share to one ADS equaling five common bearer shares. With this ratio change, each of Intershop's Nasdaq-listed ADSs evidenced ownership of five underlying common bearer shares listed on its primary stock exchange, the Prime Standard in Frankfurt, Germany. The ratio change did not affect the value of an investor's ADR holdings. Stockholders of Intershop common bearer shares did not see any change in the number of shares held. The ratio change was non-dilutive and had no impact on Intershop's balance sheet.

In connection with the Company's reverse stock split, a change in the exchange ratio of ADSs to the underlying common bearer shares from 1:5 to 1:1 took legal effect on February 6, 2003. This means that since February 6, 2003 each of Intershop Communications AG's Nasdaq-listed ADSs evidences ownership of one underlying common bearer share listed on the Company's primary stock exchange, the Prime Standard in Frankfurt.

Deferred Compensation

In connection with the granting of certain stock options to employees in the fiscal year 1998, the Company recorded deferred compensation of approximately E1.0 million representing the intrinsic value of the options, i.e., the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. The balance of E273,000 was expensed in full during the year ended December 31, 2000. No compensation expense related to any other periods presented has been recorded.

1997 Equity Incentive Plan

The Company had originally reserved 2,000,000 shares of common stock for issuance to employees, directors, and consultants under its 1997 Equity Incentive Plan (the "1997 Plan"). The Supervisory Board may grant incentive or non-statutory stock options at prices not less than 100% or 85%, respectively, of the fair value as determined by the Supervisory Board at the date of grant. Options vest ratably over periods determined by the Board, generally three years. The Board also has the authority to set exercise dates (no longer than ten years from the date of grant), payment terms, and other provisions for each grant. The Company had the right of first refusal for all common stock issued under the 1997 Plan should the holder desire to sell or otherwise transfer any of the shares. The Company's right of first refusal terminated upon the effective date July 16, 1998, of the Company's initial public offering.

1999 Equity Incentive Plan

Effective as of June 21, 1999, the Company adopted a new stock option plan (the "1999 Plan") for the issuance of shares to Management Board members, executive officers, and certain employees. The options under the 1999 Plan vest ratably over a four-year period beginning six months from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the options is equal to 120% of the market price of the shares at the date of grant, where the market price is determined to be the average closing price as quoted on the Prime Standard for the 10 trading days prior to the date of grant.

There are two pools of shares authorized under the 1999 Plan. There are 133,000 shares for grants of stock options to members of the Management Board and general managers of subsidiaries and 1,500,000 shares for grants of stock options to all other employees.

2001 Equity Incentive Plan

As of January 1, 2001, the Company adopted a new stock option plan (the "2001 Plan") for the issuance of shares to all employees. No options under this plan have been allocated to the Management Board. The options under the 2001 Plan vest ratably over a fifty-month period beginning from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the six months after the date of grant. The exercise price of the options is the fair value at the date of grant, defined as equivalent to the XETRA closing price on the Frankfurt Stock Exchange for voting shares of stock of the Company.

The Company has reserved 1,930,500 shares of common stock for issuance to employees under its 2001 Equity Incentive Plan.

Appropriation of Additional Paid-in capital

In accordance with the German Stock Corporation Act (Aktiengesetz), the Company reclassified E155.5 million in 2001 and E92.3 million in 2002 of its additional paid-in capital to accumulated deficit, thus fully offsetting the losses carried forward. Without this reclassification, the accumulated deficit would be as follows (in thousands of euro):

As of December 31,	2001	2002
(Accumulated deficit) retained earnings, as reported	(60,632)	4,124
Add: appropriation of additional paid-in capital	(155,495)	(247,805)
Accumulated deficit, pro forma	(216,127)	(243,681)

Stock-Based Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans.

Option activity under the plans was as follows (in thousands of E, except per-share data; to facilitate comparison, the prior-year figures were adjusted to reflect the Company's 5:1 reverse stock split):

Year Ended December 31,	2000	2000	2001	2001	2002	2002
	Number of shares outstanding	Weighted-average exercise price (E)	Number of shares outstanding	Weighted-average exercise price (E)	Number of shares outstanding	Weighted-average exercise price (E)
Outstanding at beginning of period	473	73.90	986	332.40	1,158	174.25
Granted	817	499.45	791	23.25	1,325	6.90
Exercised	(176)	25.05	(38)	10.75	1	3.19
Forfeited	(128)	305.55	(581)	250.30	(505)	103.75
Outstanding at end of period	986	332.40	1,158	174.25	1,979	77.60
Exercisable options at end of period	346	155.78	387	216.72	681	141.98
Weighted average fair market value of options granted during the year (E)	817	301.70	791	13.75	1,325	4.63

The following table summarizes information with respect to the stock options outstanding on December 31, 2002:

Range of Exercise Price	Number of options outstanding	Weighted-average remaining contractual life	Weighted-average exercise price (E)	Number exercisable on 12/31/02	Weighted-average exercise price (E)
	(000s)	(in years)		(000s)
5.00 – 75.80	1,661	7.2	11.90	464	17.30
75.80 – 151.60	63	1.7	107.90	52	107.15
151.60 – 227.40	10	3.4	185.35	5	187.60
227.40 – 303.20	7	2.6	247.30	4	247.55
303.20 – 379.00	43	2.3	336.65	28	335.20
379.00 – 454.80	6	2.4	396.80	3	394.45
454.80 – 530.65	37	2.6	484.20	22	484.35
530.65 – 606.45	138	2.2	574.80	93	575.00
606.45 – 682.25	10	2	668.10	7	667.80
682.25 – 758.05	4	2.2	702.90	3	702.90
	1,979	6.4	77.60	681	141.95

The 1997 Plan allows for the issuance of options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased subject to a restricted stock purchase agreement generally vest over three years. All shares that were exercised early are held by a trustee on behalf of the employee. In the event that an employee leaves the Company with unvested shares, the Company repurchases the unvested shares from the employee at a price equal to the original issuance price and sells the shares in the open market, with the proceeds of the sale being contributed to the Company. As of December 31, 2002, no shares of common stock issued and outstanding were unvested and subject to repurchase by the Company.

Shares Reserved for Future Issuance

As of December 31, 2002, the Company had authorized and conditional capital of 48,262,500 and 43,949,219 shares, respectively. Authorized capital is equivalent to additional authorized shares for acquisitions or sales of common stock with the approval of the Company's Supervisory Board. Shares reserved for future issuance out of authorized and conditional capital are as follows (adjusted for the Company's 5:1 reverse stock split):

Conversion of remaining US, Inc. shares	13,644,500
Employee stock options	30,304,719
43,949,219

13. Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are calculated based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

The income tax benefit differs from the amounts which would result by applying the applicable German statutory rates (53.2%, 40.4%, and 40.4% in 2000, 2001, and 2002, respectively, to the loss before taxes, as follows (in thousands of euro):

Year ended December 31,	2000	2001	2002
Provision (benefit) at German statutory rate	(20,707)	(53,246)	(11,132)
Foreign income/losses taxed/benefited at a different tax rate	5,914	3,611	880
Change in valuation allowance	58,914	68,715	31,623
Tax credits	-	-	-
Permanent differences	(394)	270	49
Impairment of intercompany receivables and investments	(60,597)	(13,096)	(19,088)
Change in statutory tax rate	15,949	-	-
Other	921	(6,254)	(2,332)
Provision (benefit) for income taxes	-	-	-

The components of the deferred tax asset were as follows (in thousands of euro):

Year ended December 31,	2001	2002
Net operating loss carryforwards	140,236	175,154
Tax credit carryforwards	82	82
Accruals not currently deductible	4,173	443
Interest expense not currently deductible	1,775	2,188
Other	1,622	1,044
	147,888	178,911
Valuation allowance	(147,888)	(178,911)
Net deferred tax assets	-	-

A valuation allowance has been recorded for the entire deferred tax assets for all periods through December 31, 2001 as a result of uncertainties regarding the realization of the assets due to the limited operating history of the Company and its lack of profitability through December 31, 2002.

For the year ended December 31, 2002, the Company had gross net loss carryforwards for tax reporting purposes in various tax jurisdictions as follows (in thousands of euro):

US Federal	135,380
US State	135,380
German	265,753
Other	59,338
Total	595,851

In addition, as of December 31, 2002, the Company had US Federal and US State income tax credit carryforwards of approximately E70,000 and E40,000, respectively. US Federal and State net operating loss carryforwards expire in various periods through 2019. The German net operating loss carryforwards relate to corporate income tax and municipal trade tax and carry forward indefinitely. The US Tax Reform Act of 1986 and German tax laws contain provisions which may limit the net operating loss and tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

14. Related Parties

During 2000 and 2001, the Company generated revenue from certain related parties. During these periods, members of our Supervisory Board were executives or board members of these customers. Revenues from sales to these related parties as a percentage of total revenues were as follows:

	2000	2001	2002
Related Party A	2%	2%	0%
Related Party B	3%	1%	0%

E1 million of Intershop 4 revenues during the fiscal year were accounted for by a related party. The Company sold Intershop 4 licenses to ePages Software GmbH (formerly Dart Software GmbH), a company that distributes software to small and mid-sized enterprises and which is majority-owned by Wilfried Beeck, former CFO of Intershop and a Company shareholder at the balance sheet date. On November 20, 2002, Intershop signed an extensive cooperation agreement with ePages Software GmbH for the further development and worldwide distribution of the Intershop 4 product line. The cooperation agreement governs sales and marketing, customer and partner support, software development, technical support, consulting, and training.

15. Industry Segment and Geographic Information

The Company operates primarily in one line of business, which is providing Unified Commerce Management software for managing online commerce processes across extended enterprises. Accordingly, the Company does not disclose significant additional segment information under the definition of segment reporting, defined by SFAS No. 131. However, the Company's business has five international sales geographies: Germany, United States, United Kingdom, Asia Pacific, and other (which includes France, Denmark, Norway, and Sweden). These geographies are supported by the central General Administration as well as by the Research & Development and Technical Support departments. The Company's products are developed at its headquarter in Jena, Germany, and are sold in Europe, North America, Australia, and Asia via the Company's own direct distribution, sales partners, and independent distributors.

For the years ended December 31, 2002, 2001, and 2000, information concerning the Company's geographic locations is summarized as follows (in thousands of euro):

2002

	Germany	United States	United Kingdom	Asia Pacific	Other*	Total
Revenues:
Licenses	14,669	4,580	685	751	1,777	22,462
Services, maintenance, and other	14,151	4,368	861	326	2,929	22,635
Total revenues	28,820	8,948	1,546	1,077	4,706	45,097
Gross profit:
Licenses	13,400	4,514	684	751	1,825	21,174
Services, maintenance, and other	263	2,497	(195)	192	2,064	4,821
Total gross profit (loss)	13,663	7,011	489	943	3,889	25,995
Total operating expenses	47,235	9,570	6,351	2,814	7,806	73,776
Operating income (loss)	(18,415)	(622)	(4,805)	(1,737)	(3,100)	(28,679)
Other income (expense), net						1,124
Net loss						(27,555)
Long-lived assets	3,473	189	451	2	186	4,301

2001

	Germany	United States	United Kingdom	Asia Pacific	Other*	Total
Revenues:
Licenses	13,331	1,832	793	1,538	2,986	20,480
Services, maintenance, and other	30,496	6,353	7,672	789	2,864	48,174
Total revenues	43,827	8,185	8,465	2,327	5,850	68,654
Gross profit:
Licenses	12,906	1,530	566	1,049	2,091	18,142
Services, maintenance, and other	7,407	(2,096)	2,116	(1,717)	1,031	6,741
Total gross profit (loss)	20,313	(566)	2,682	(668)	3,122	24,883
Total operating expenses	82,682	41,952	10,362	12,531	10,893	158,420
Operating income (loss)	(62,369)	(42,518)	(7,680)	(13,199)	(7,771)	(133,537)
Other income (expense), net						1,739
Net loss						(131,798)
Long-lived assets	8,501	1,635	2,380	645	361	13,522

2000

	Germany	United States	United Kingdom	Asia Pacific	Other*	Total
Revenues:
Licenses	28,145	26,946	7,667	7,856	3,454	74,068
Services, maintenance, and other	25,320	12,669	5,304	-	5,633	48,926
Total revenues	53,465	39,615	12,971	7,856	9,087	122,994
Gross profit:
Licenses	37,283	22,459	3,690	2,339	3,008	68,779
Services, maintenance, and other	5,346	(2,847)	1,588	116	1,270	5,473
Total gross profit (loss)	42,629	19,612	5,278	2,455	4,278	74,252
Total operating expenses	41,961	50,354	8,287	7,185	7,214	115,001
Operating income (loss)	668	(30,742)	(3,009)	(4,730)	(2,936)	(40,749)
Other income (expense), net						1,826
Net loss						(38,923)
Long-lived assets	9,106	7,937	3,188	1,308	515	22,054

* Other significant geographic locations include France and Sweden in 2000, 2001, and 2002, and Dubai in 2001.

The accounting policies followed by the Company's business segments are the same as those described in Note 2 to the consolidated financial statements.

The Company generated the following license revenues from its Enfinity and Intershop 4 product lines (in thousands of euro):

Year ended December 31,	2000	2001	2002
Enfinity	43,268	17,391	20,259
Intershop 4	30,800	3,089	2,203
Total	74,068	20,480	22,462

16. Events Subsequent to the Balance Sheet Date

Effective January 1, 2003, Intershop's common bearer shares were admitted to the new Prime Standard trading segment of the Frankfurt Stock Exchange. The newly created Prime Standard trading segment essentially replaced the Neuer Markt trading segment on which Intershop's common bearer shares had previously been traded. With admission, Intershop complies with the comprehensive transparency standards of the Prime Standard trading segment, including quarterly financial reporting, use of internationally accepted accounting standards (e.g., US GAAP), publication of a financial calendar, at least one analyst conference per year, ad-hoc disclosures and ongoing financial communication in both German and English.

On January 14, 2003, the Company announced an effective date of January 17, 2003 for the technical execution of the reverse stock split approved at the company's Special Stockholders' Meeting held on October 30, 2002. As a result of the reverse stock split, five old Intershop common bearer shares were exchanged for one new Intershop common bearer share. The reverse split was implemented after the close of trading on January 17, 2003 and the converted shares were traded for the first time on January 20, 2003. Following the stock split, the International Securities Identification Number (ISIN) of Intershop Communications AG's common bearer shares changed from ISIN DE 0006227002 (equivalent to German Securities Identification Number –WKN 622700) to ISIN DE 0007472920 (equivalent to German Securities Identification Number –WKN 747292), and the ticker symbol of Intershop's shares traded on Prime Standard changed from ISH to ISH1. The new shares began trading on a consolidated basis on January 20, 2003. Subsequent to the reverse stock split of Intershop's ordinary common bearer shares traded in Germany, a change of the ratio of Intershop's American Depositary Shares (ADS) quoted on Nasdaq National Market to the underlying ordinary shares traded in Germany was effected on February 6, 2003. After the ratio change, one ADS evidenced one Intershop common bearer share instead of five Intershop common bearer shares before the ratio change.

Subsequent to the one-for-five reverse stock split of Intershop's ordinary common bearer shares traded in Germany, a change of the ratio of Intershop's American Depositary Shares (ADS) quoted on Nasdaq National Market to the underlying ordinary shares traded in Germany was effected on February 6, 2003. After the ratio change, 1 ADS evidenced 1 Intershop common bearer share instead of 5 Intershop common bearer shares before the ratio change. The ratio change did not affect the value of an investor's ADS holdings. The ratio change was non-dilutive and had no impact on Intershop's balance sheet.

EXHIBIT INDEX

1.1	Articles of Association of Intershop Communications Aktiengesellschaft (as amended).
2.1	Form of Share Certificate for Ordinary Shares (incorporated by reference to the company's Form F-1, filed on March 9, 2000).
4.1	Form of Amendment No. 2 to Deposit Agreement (incorporated by reference to the company's Form F-6-2, filed on February 5, 2003).
4.2	Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002 to Deposit Agreement (incorporated by reference to the company's Form F-6-2, filed on February 5, 2003).
4.3	Form of Deposit Agreement including Form of ADR Certificate (incorporated by reference to the company's Form Registration Statement on Form F-6 (Registration No. 333-11642).
8	List of Subsidiaries
10.1	Form of Underwriting Agreement (incorporated by reference to the company's Form F-1/A-1, filed on March 29, 2000).
10.2	1997 Equity Incentive Plan (incorporated by reference to the company's Form F-1, filed on March 9, 2000).
10.3	1999 Stock Option Plan (incorporated by reference to the company's Form F-1, filed on March 9, 2000).
10.4	2001 Stock Option Plan (incorporated by reference to the company's Form S-8, filed on May 9, 2001).
10.5

Summary Translation of Intershop Communications Reorganization Agreement (Post-Formation Acquisition and Capital Contribution Agreement) (incorporated by reference to the company's Form F-1, filed on March 9, 2000).

10.6	Intershop Communications Reorganization Agreement (incorporated by reference to the company's Form F-1, filed on March 9, 2000).
10.7

Summary of Translation of Trademark Agreement between Intershop Holding AG, Intershop Communications, Inc. and Intershop Communications GmbH (incorporated by reference to the company's Form F-1, filed on March 9, 2000).

10.8

Software License, Services and Support Agreement between Persistence Software and Intershop Communications AG (incorporated by reference to the company's Form F-1, filed on March 9, 2000). (The company has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.9

Cooperation Agreement with Deutsch Telekom AG and Intershop Communications AG (incorporated by reference to the company's Form F-1, filed on March 9, 2000). (The company has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.10

Summary Translation of Reseller Agreement with Sybase GmbH and Intershop Communications AG (incorporated by reference to the company's Form F-1, filed on March 9, 2000). (The company has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.11

Summary Translation of Reseller Agreement with Oracle Deutschland GmbH and Intershop Communications AG (incorporated by reference to the company's Form F-1, filed on March 9, 2000). (The company has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.12

Technology License and Distribution Agreement with Sun Microsystems and Intershop Communications AG (incorporated by reference to the company's Form F-1, filed on March 9, 2000). (The company has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and, filed separately.)

10.13	Consent of Ernst & Young Revisions- und Teuhandgesellschaft mbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Independent Auditors.
10.14	Summary Translation of Lease Agreement with Fa. Josef Saller Gewerbebau and Intershop Software Entwicklungs GmbH.
99	Officers' Certification

Exhibit 1.1

Articles of Incorporation of

INTERSHOP Communications Aktiengesellschaft,

Hamburg

In the version valid after adoption of the changes
agreed on by the extraordinary general shareholder
meeting on October 30th, 2002

NOTE: unofficial, legally non-binding translation
from the German original.

I. General provisions

Paragraph 1

Company, duration, registered office and business year

1. The company shall run the firm

INTERSHOP Communications Aktiengesellschaft.

2. The company shall have its registered office in Jena.

3. The duration of the company shall not be limited to a defined period.

4. The business year shall be the calendar year. The first business is a short business year and shall end on 31st December 1998.

Paragraph 2

Object of the company

The object of the company shall be the development, production and distribution of hardware and software products in the field of computers, as well as the management of its own assets and the acquisition, management and sale of participating interests in other companies and business enterprises with an identical or similar object, as well as all associated services and business connected commercially thereto.

Paragraph 3

Public announcements

Public announcements of the company shall be made exclusively in the Federal Official Gazette.

II. Capital stock and shares

Paragraph 4

Level and division of the capital stock

1. The capital stock of the company shall be EURO 19,306,400.00 (in words: euro nineteen million three hundred six thousand four hundred and 00/100) and shall be divided into 19,306,400.00 (in words: euro nineteen million three hundred six thousand four hundred) bearer ordinary shares.

2. The capital stock of the company has been increased by a contingent capital increase in accordance with Paragraph 192 Section 2 No. 3 AktG (German Stock Corporation Law) by up to EURO 8,165,000.00 through the issue of up to 7,500,000 new bearer share certificates to the employees of the company or an affiliated company and up to 665,000 new bearer share certificates to the members of the management of the company or an affiliated company (contingent capital I). The contingent capital increase shall be used to grant subscription rights to the above-mentioned persons. The preemptive shares shall in each case be issued at an amount which corresponds to the amount for the price determined on average on the Frankfurt Stock Exchange on the last ten bank opening days before the date on which the subscription rights are granted for voting shares in the company that participate fully in the distribution of a profit and the company assets, plus twenty per cent (subscription price, performance target). The supervisory board shall have the right to define further performance targets in general and in individual cases. The subscription rights may be exercised at the earliest two and at the latest five years after they have been granted (waiting period, exercise period). The contingent capital increase shall only be carried out insofar as subscription rights are exercised.

The preemptive shares shall participate in the profit as from the start of the business year for which the general meeting of shareholders has not adopted a resolution on the appropriation of profits at the time of the issue of the respective preemptive shares. The supervisory board shall be authorized to determine the further details of the granting of subscription rights to members of the management of the company or of an affiliated company. The board of management shall be authorised to determine the further details of the granting of subscription rights to employees of the company or of an affiliated company.

3. The capital stock of the company has been increased by a contingent capital increase by up to EURO 885,000 through the issue of up to 885,000 new bearer share certificates (contingent capital II). The contingent capital increase shall be used to grant a conversion right for all holders of option rights known by name to the company of the business enterprise INTERSHOP Communications, Inc., acquired by the company for conversion at the ratio of five (5) option rights for the acquisition of one share in INTERSHOP Communications, Inc., into one (1) option right for the acquisition of fifteen (15) shares in the company and subsequently to grant exchange privileges to the persons entitled to these warrants which have been created by the conversion and whose issue was adopted by the general meeting of shareholders on 23rd June 1998. The contingent capital increase shall be definitive insofar as the entitled persons make use of their option right. The shares resulting from the exercised option right shall participate in the profit from the start of the business year in which they arise as a result of the option right being exercised.

4. The capital stock of the company has been increased by a contingent capital increase by up to EURO 13,644,500,00 through the issue of up to 13,644,500 new bearer share certificates (contingent capital III). The contingent capital increase shall be used to grant a conversion right for Mr. Stephan Schambach and Mr. John Burgess Jamieson, who have contributed their shares in INTERSHOP Communications, Inc. to the company subject to a suspensive condition within the framework of the contribution and post formation agreement approved by the general meeting of shareholders on 23rd June 1998.

Mr. Stephan Schambach shall accordingly contribute 4,166,665 and Mr. J. Burgess Jamieson 381,500 shares in the company, which corresponds to a ratio of in each case 5 (five) shares in INTERSHOP Communications, Inc., to in each case 15 (fifteen) shares in the company. The contingent capital increase shall be definitive insofar as the entitled persons make use of their option right. The shares resulting from the conversion shall participate in the profit from the start of the business year in which they arise as a part of the conversion.

5. The board of management shall be authorised for the period of five years after entry of this authorisation in the commercial register and with the consent of the supervisory board to increase the capital stock of the company once or several times by up to a total of EURO 38,610,000.00 through the issue of up to 38,610,000 new bearer ordinary share certificates in exchange for cash contributions and/or contributions in kind (approved capital I). The board of management with the consent of the supervisory board shall decide on the further contents of the respective share rights and the other conditions of the share issue. The board of management shall also be authorised to exclude the subscription right of the shareholders with the consent of the supervisory board, with said exclusion being permissible in particular if the capital increase is carried out in exchange for cash contributions, does not exceed ten per cent of the capital stock and the issue amount does not fall significantly below the stock market price.

6. In furtherance of the resolutions passed by the annual shareholder meeting on the 6th June 2002, the board of management shall be authorised for the period of five years after entry of this authorisation in the commercial register and with the consent of the supervisory board to increase the capital stock of the company once or several times by up to a total of EURO 9,652,500.00 through the issue of up to 9,652,500 new bearer share certificates in exchange for cash contributions (approved capital II). The subscription right of the shareholders shall be excluded. The new shares may only be assumed by a third party with the obligation

- to offer the shares to the company for purchase at the issue amount plus a fee to be determined by the board of management with the consent of the supervisory board according to its best judgement and

- if the company does not take up the purchase offer, to place the shares on the market at an issuing price to be determined by the board of management with the consent of the supervisory board according to its best judgement and to pay to the company the proceeds above and beyond the issue amount minus a payment to be determined by the board of management with the consent of the supervisory board according to its best judgement.

The management decides on the further content of the respective subscription rights and the other conditions of the issue of shares with the consent of the supervisory board.

Paragraph 4 a

Pursuant to Section 192 Paragraph 2 No. 1 AktG (German Stock Corporation Law) the corporation stock capital is increased by up to EURO 21,449,703 by the issuance of up to 21,449,703 new no-par bearer shares (conditional capital IV). The conditional capital increase serves the granting of conversion rights and/or the creation of an obligation of conversion and/or subscription rights for the holders of convertible bonds issued in accordance with the terms of the shareholders' resolution adopted on 13th June 2001 until 31st May 2006. The shares shall be issued at the conversion price or subscription price determined with respect to the shareholders' resolution adopted on 13th June 2001. The increase in conditional capital will only be carried out insofar as the conversion rights or subscription rights are exercised or the obligations of conversion are fulfilled by these holders of the convertible bonds. The new shares are to participate in profits from the beginning of the fiscal year, in which they are created due to the exercise of conversion rights or subscription rights or the fulfillment of conversion obligations.

Paragraph 5

Shares

1. The shares shall be bearer ordinary shares.

2. The shares shall take the form of shares of non-par value.

3. If, in the case of the capital increase, the resolution on the increase does not define if the new shares are to be bearer shares or registered shares, they shall likewise be bearer shares.

4. The entitlement to a share in profits for new shares may be defined as deviating from Paragraph 60 Section 2 Clause 3 AktG (German Stock Corporation Law) in a capital increase resolution.

5. The form of the share certificates and the profit participation certificates and renewal coupons shall be defined by the board of management with the consent of the supervisory board. Uniform certificates may be made out for several shares. The entitlement of the shareholder to evidencing of his ownership of his share shall be excluded.

III. Board of management

Paragraph 6

Composition and conducting of business

1. The board of management of the company shall consist of one or more persons. The number of members of the board of management shall be determined by the supervisory board. The supervisory board shall have the right to nominate a chairman of the board of management and a deputy chairman of the board of management.

Even if the capital stock is more than DM 3 million, the supervisory board shall have the right to determine that the board of management is to consist of just one person. Deputy members of the board of management may also be appointed; these shall have the same rights as ordinary members of the board of management in regard to representation of the company externally towards third parties.

2. The members of the board of management shall be appointed by the supervisory board for a maximum of 5 (five) years.

3. The board of management shall conduct the business of the company in accordance with the law, the articles of incorporation and the rules of internal procedure. In particular, the board of management shall observe the principles of the company's distribution of business plan.

4. The board of management shall have the right to obtain a decision from the general meeting of shareholders in all matters relating to the conduct of business. It shall be obliged to do so in the case of Paragraph 111 Section 4 Clause 3 AktG (German Stock Corporation Law) and in the event of serious encroachments on the rights of the shareholders.

Paragraph 7

Rules of internal procedure and adoption of resolutions

1. The resolutions of the board of management shall be adopted with a simple majority. A motion shall be regarded as having been rejected in the event of a tied vote.

2. The board of management shall have the right to give itself rules of internal procedure, unless the supervisory board passes rules of internal procedure for the board of management. The rules of internal procedure shall require once-only adoption by the members of the board of management and the consent of the supervisory board.

3. The supervisory board shall have the right to define in the rules of internal procedure or decide in individual cases that specific business transactions of the board of management shall require the consent of the supervisory board regarding the inside relation.

Paragraph 8

Representation

1. If only one member of the board of management has been appointed, said person shall solely represent the company. If several members of the board of management have been appointed, the company shall be represented by two members of the board of management jointly or by one member of the board of management in conjunction with a holder of general commercial power of attorney. The supervisory board shall have the right to issue the power of sole representation to one or more members of the board of management.

2. The supervisory board shall have the right by adoption of a resolution to grant one or more members of the board of management, in general or for individual cases, the authorisation to represent the company without restriction as the representative of a third party in the conducting of legal transactions.

IV. Supervisory board

Paragraph 9

Composition and term of office

1. The supervisory board shall consist of six members. Members of the supervisory board may also be shareholders or representatives or the like of shareholders. In addition, the supervisory board shall have the right to enlist the assistance of third parties at meetings of the supervisory board within the framework of Paragraph 109 AktG (German Stock Corporation Law).

2. Unless the general meeting of shareholders decides in the election that individual members to be elected by it or the entire supervisory board are to serve for a shorter period of time, the members of the supervisory board shall be appointed until the end of the ordinary general meeting of shareholders which decides on whether to give discharge for the fourth business year after the commencement of the term of office. The year in which the term of office commences shall not be included in this.

3. Substitute members may be elected for supervisory board members of the shareholders and shall replace supervisory board members of the shareholders retiring from office prematurely in an order defined in the election.

4. If a substitute member replaces the member retiring from office, his tenure of office shall expire with the end of the general meeting of shareholders in which an election to fill the vacancy in accordance with Section 5 is held, but at the latest with the expiration of the term of office of the member of the supervisory board who has retired from office.

5. Elections to change members shall apply to the remaining term of office of the member who has retired from office.

6. Each member and the substitute members of the supervisory board shall have the right to lay down their office at any time by means of a written declaration to be issued to the chairman of the supervisory board or to the board of management with a period of notice of one month per the end of a month.

7. The members of the supervisory board shall have the right to authorise third parties to discharge their responsibilities in writing within the framework of Paragraph 109 Section 3 AktG (German Stock Corporation Law) if they are hindered. Such authorization shall be reported to the chairman of the supervisory board in each case before the meeting of the supervisory board in question.

Paragraph 10

Declarations of intention of the supervisory board

1. Declarations of intention of the supervisory board and its committees shall be issued in the name of the supervisory board by the chairman or, if he is hindered, by his deputy.

2. The permanent representative of the supervisory board vis-a-vis third parties, in particular vis-a-vis courts of law and public authorities, and vis-a-vis the board of management shall be the chairman or, if he is hindered, his deputy.

Paragraph 11

Chairman and deputy

1. Following the general meeting of shareholders in which the members of the supervisory board to be elected by the shareholders have been newly elected, a meeting of the supervisory board shall be held for which no written invitation is required. At this meeting, the supervisory board shall elect a chairman and a deputy from its numbers for the term of its office.

2. If the chairman or his deputy retire prematurely from office, the supervisory board shall immediately convene a re-election for the remaining term of office of the person who has retired.

Paragraph 12

Convening and adoption of resolutions

1. The supervisory board shall have the right to give itself its own rules of internal procedure. The following provisions shall apply to its convening, the presence of a quorum and the adoption of resolutions; supplementary provisions to these may be de-fined in the rules of internal procedure.

2. The meetings of the supervisory board shall be convened in writing by the chairman of the supervisory board with a period of notice of two weeks. The rules of internal procedure of the supervisory board may also allow a convening of the assembly of the supervisory board by facsimile or e-mail. The day on which the invitation is sent and the day on which the meeting is held shall not be included in calculating the period of notice. In urgent cases, the chairman shall have the right to reduce the period of notice and convene the meeting orally or by telephone.

3. The rules of internal procedure of the supervisory board may provide for casting votes in written form or by telephone or a similar form, notably in connection with video conferences. All resolutions adopted shall be subsequently confirmed in writing and be sent to all members of the supervisory board.

4. The meetings of the supervisory board shall be chaired by the chairman of the supervisory board or, if he is hindered, by his deputy. The board of management may take part in the meetings of the supervisory board in an advisory capacity.

5. The supervisory board shall constitute a quorum if an invitation has been properly issued to all members of the supervisory board under the mailing address or - if allowed by the rules of internal procedure of the supervisory board - fax number or e-mail address, in urgent cases also orally or by telephone, and at least half of the members of the supervisory board, but at least three members, participate in adopting resolutions.

6. To be adopted, resolutions shall require the majority of the votes cast, unless the law or articles of incorporation prescribe otherwise. If the vote is tied, the vote of the chairman shall decide or, if the chairman does not participate in adoption of the resolution, the vote of his deputy. The above provisions shall apply mutatis mutandis in the event of a vote in accordance with Section 3.

7. Minutes shall be created on the meetings of the supervisory board and shall be signed by the chairman of the meeting. The minutes relating to resolutions adopted in writing, by telephone, by e-mail or by fax shall be signed by the chairman of the supervisory board.

Paragraph 13

Remuneration of the supervisory board

1. In addition to reimbursement of his expenses, each member of the supervisory board shall receive a fixed remuneration of EURO 15,000 payable after the expiration of the business year. The chairman shall receive double and his deputy one-and-a-half times the amount to be specified for the other members of the supervisory board.

2. In addition, the value-added tax invoiced by a member of the supervisory board or stated in a credit note replacing the invoice shall be reimbursed at the applicable statutory level.

In case that the company acquires a Directors and Officers Insurance for its directors and officers and the directors and officers of related companies according to §§ 15 et sqq. Aktiengesetz which includes also the members of the supervisory board, then the company bears the costs of such insurance. The company will acquire such insurance only for fair market conditions and with an appropriate excess.

Paragraph 14

Obligation of secrecy

1. The members of the supervisory board shall maintain secrecy on confidential information and secrets of the company, namely company or business secrets, which come to their knowledge as a result of their activity. Persons attending meetings of the supervisory board who are not members of the supervisory board shall be expressly obligated to maintain secrecy.

2. If a member of the supervisory board intends to communicate information to third parties, he shall notify the supervisory board and the board of management of this beforehand, revealing the persons who are to be given the information. The supervisory board and the board of management shall be given the opportunity to state whether communication of the information is consistent with Section 1 before the information is communicated. Said statement shall be issued by the chairman of the supervisory board and the chairman of the board of management.

3. The members of the supervisory board shall also be bound to the obligation of secrecy stipulated in the above sections after they retire from office.

V. The general meeting of shareholders

Paragraph 15

Convening

1. The general meeting of shareholders shall be convened by the board of management or in cases prescribed by law by the supervisory board. The general meeting of shareholders shall be held at the registered office of the company, at a location within a radius of 50 km of the registered office of the company or in a city in the Federal Republic of Germany in which a German stock exchange is based; if difficulties should be encountered in holding the general meeting of shareholders at said locations, it may be convened by the board of management or the supervisory board at another location; the location of the general meeting of shareholders must be specified in the invitation.

2. The general meeting of shareholders shall be convened by a single announcement in the Federal Official Gazette containing the details required by law in such a way that a period of one month lies between the day of publication and the last day of deposit, with both days not being included in calculation of this period unless a shorter period is possible by law.

Paragraph 16

Right to participate in the general meeting of shareholders

1. Those shareholders who deposit their shares with the company or the agencies to be otherwise named in the convening of the meeting or with a securities clearing and deposit bank or with a notary public during normal business hours and leave them there until the general meeting of shareholders has ended shall have the right to participate in the general meeting of shareholders. The shares shall be deposited in such a way that four working days (not including Saturdays) remain free between the day of deposit and the day of the general meeting of shareholders. The shares shall also have been properly deposited if shares are held blocked for them at other banks with the consent of a depositing agent until the general meeting of shareholders ends. If the shares are deposited with a notary public, confirmation by the notary public of the deposit shall be submitted to the company in the original or an authenticated copy at the latest one day after expiration of the deposit deadline. Details of the deposit of shares and the issue of the voting cards shall be announced in the invitation.

2. One vote shall be granted to each share certificate. No voting right shall be granted to non-voting preference shares, subject to compulsory statutory provisions.

3. The right to vote can be exercised by proxy. The agent can also be appointed by the company. The proxy can be granted in written, by facsimile or by e-mail.

The details for granting the proxy shall be announced together with the convocation of the shareholders' meeting.

During the shareholder's meeting, the proxy can be instructed until the respective resolution by email with digital signature or with another technical authenticity certificate to be defined by the company.

4. The shareholder's meting can be transmitted in sound ad vision.

5. Members of the supervisory board, who do not live in Germany or can not attend the shareholder's meeting personally for medical reasons, may take part in the shareholder's meeting by means of transmission in sound and vision as far as a personal presence is not reasonable and a proper transmission in both directions is warranted.

Paragraph 17

Chairing of the meeting

1. The chairman of the supervisory board shall be appointed to chair the general meeting of shareholders. He shall be in charge of the meeting. If he is hindered, he shall appoint another member of the supervisory board to discharge this responsibility. If the chairman is hindered and he has not appointed a deputy, a member of the supervisory board elected by the representatives of the shareholders on the supervisory board shall chair the general meeting of shareholders.

2. The chairman of the meeting shall have the right to specify a sequence of the subjects to be discussed differing from the announcement in the agenda. He shall also determine the nature and form of voting.

Paragraph 18

Adoption of resolutions and elections

1. Resolutions of the general meeting of shareholders shall be adopted with a simple majority of the votes cast, unless otherwise stipulated by statutory provisions. If the law also prescribes a majority of the capital represented in the adoption of resolutions for a resolution to be adopted, the simple majority of the represented capital shall be sufficient, where this is legally permissible.

2. A motion shall be regarded as having been rejected in the event of a tied vote, with the exception of in elections.

3. If the simple majority of votes is not obtained in the first ballot in elections, a run-off shall be held between the persons who have received the highest number of votes. If the vote is tied in the second ballot, a decision shall be taken by drawing lots.

Paragraph 19

Minutes of the general meeting of shareholders

1. Minutes on the proceedings at the general meeting of shareholders shall be recorded notarially and signed by the notary public and the chairman.

2. The minutes, with which a list of present or represented shareholders and representatives of shareholders to be signed by the chairman of the general meeting of share-holders must be enclosed, shall have full probative value for the shareholders amongst themselves and in relation to their representation.

3. It shall not be necessary to enclose the powers of attorney with the minutes.

Paragraph 20

Ordinary general meeting of shareholders

1. The ordinary general meeting of shareholders shall be held within the first 8 (eight) months of each business year.

2. It shall decide in particular on the discharge of the board of management and the supervisory board, the appointment of members to the supervisory board, the appropriation of the net profit for the year and, in cases prescribed by law, approval of the year-end financial statements.

VI. Year-end financial statements, appropriation of profits

Paragraph 21

Annual report, year-end financial statements

The board of management shall prepare the annual report and the year-end financial statements for the past business year in the first 3 (three) months of each business year and submit them to the supervisory board with the proposal for the resolution to be adopted by the general meeting of shareholders relating to appropriation of the net profit for the year. The supervisory board shall examine the year-end financial statements, the annual report and the proposal for appropriation of the net profit for the year.

Paragraph 22

Appropriation of the net profit for the year

1. The net profit for the year reported by the year-end financial statements after depreciation, valuation adjustments, provisions and reserves shall be distributed amongst the shareholders, unless the general meeting of shareholders decides on another form of appropriation.

2. If the general meeting of shareholders approves the year-end financial statements, up to half of the profit for the year can be transferred to the revenue reserve.

3. If the board of management and supervisory board approve the year-end financial statements, a larger or smaller portion than half of the profit for the year can be transferred to the revenue reserve.

Paragraph 23

Transactions with shareholders

1. The organs of the company shall be prohibited from granting a shareholder or a person associated with a shareholder undue advantages of any nature by contract or by unilateral actions or tacitly permit the granting of such advantages. In all legal transactions, activities and measures between the company on the one hand and the shareholders or individual shareholders or persons associated with them on the other, transactions shall be conducted on the basis of fiscal principles relating to the appropriateness of performance and counter-performance.

2. In the case of contravention of the above, the company shall be entitled to claim from the beneficiary restitution of the advantage or ad valorem reimbursement at the option of the company from the time of granting of the undue advantage. The beneficiary shall be regarded as that person to whom the advantage can be ascribed for tax purposes, without regard to whether the ultimate person benefiting from said advantage is a third party and how the beneficiary conducts a dispute with said third party. If there should be no entitlement to claim against the beneficiary for legal reasons, the claim shall be directed against the shareholder with whom the beneficiary is associated. The debtor shall pay reasonable interest on the amount corresponding to the value of the claim for the time between the granting of the advantage and its reimbursement. However, if the granting of the advantage complies with the will of all shareholders and/or if it can only be qualified as a hidden profit distribution for tax purposes, the beneficiary shall reimburse the company with the value of the additional tax advantage obtained as a result of the undue advantage being granted. Clauses 2 and 3 of the present Section 2 shall apply mutatis mutandis.

3. The company shall capitalise its claim for restitution in its commercial balance sheet - if necessary by subsequent correction of the balance sheet - and appropriate a commercial balance sheet profit resulting in this way on the basis of a new resolution which is adopted by the general meeting of shareholders and which complies with the provisions of the German Stock Corporation Law.

VII. Final provisions

Paragraph 24

Dissolution

A resolution to dissolve the company shall require a majority of four-fifths of the votes cast and a majority of three-quarters of the represented capital stock.

Paragraph 25

Secrecy

The shareholders shall maintain secrecy on confidential information and secrets of the company, namely company or business secrets, which come to their knowledge as a result of their activity.

Paragraph 26

Written form, receipt

Where a period of time or deadline starts with the receipt of a written document under the present articles of incorporation, the written document shall be regarded as having been received on the third day after it has been posted.

Paragraph 27

Costs of foundation

The costs of foundation shall be borne by the company. The costs of foundation are around DM 8,000.

Paragraph 28

Changes to the articles of incorporation

The supervisory board shall have the right to decide on changes to the articles of incorporation which relate only to their wording, in particular including changes to the details of the capital stock in accordance with the respective scope of capital increases from contingent and approved capital and to capital reductions as a result of the redemption of shares.

EXHIBIT 8

LIST OF SUBSIDIARIES

SUBSIDIARY	Jurisdiction of Incorporation
Intershop Communications, Inc., San Francisco, U.S.A	Delaware, United States of America
Intershop Software Entwicklungs GmbH, Jena. Germany	Germany
Intershop Communications Ventures GmbH, Hamburg, Germany	Germany
Intershop (U.K.) Ltd., London, United Kingdom	United Kingdom
Intershop Communications S.a.r.l., Paris, France	France
Intershop Communications AB, Stockholm, Sweden	Sweden
Intershop Communications Hong Kong Co. Ltd., Hong Kong, China	SAR Hong Kong, China
Intershop Communications Singapore Pte Ltd., Singapore	Singapore
Intershop Communications Australia Pte Ltd., Sydney, Australia	Australia
Intershop Communications Taiwan Co. Ltd., Taipei, Taiwan	Taiwan
Intershop Communications Korea Co. Ltd., Seoul, Korea	Korea
Intershop Communications K.K., Tokyo, Japan	Japan

EXHIBIT 10.13

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60568) pertaining to the INTERSHOP Communications AG Stock Option Plan 2001 of our report dated May 27, 2003 with respect to the 2002 consolidated financial statements and schedule of INTERSHOP Communications Aktiengesellschaft included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

Ernst & Young
Revisions- und Treuhandgesellschaft mbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Nendza	Schneider
Wirtschaftsprüfer	Wirtschaftsprüfer

May 27, 2003

Hamburg, Germany

EXHIBIT 10.14

SUMMARY TRANSLATION OF LEASE AGREEMENT WITH INTERSHOP SOFTWARE ENTWICKLUNGS GMBH

Parties:	Intershop Software Entwicklungs GmbH; Fa. Josef Saller Gewerbebau.
Date:	September 30, 1999.
Purpose:	Lease of office space at the premise Leutragraben 1, 07743 Jena, Germany.
Term:	The initial term is from November 15, 2000 until November 14, 2013 with the option to extend the lease term for two consecutive three year terms.
Premises:	Intershop leases approximately 23,415 square meters (approximately 250,000 square feet) in an office tower in the center of Jena, Germany.
Payment:	Monthly lease payment of E233,447, excluding utilities.
Deposit:	Intershop has provided a security deposit in the amount of E6,902,440 as restricted cash which will be reduced by 10% on October 1 of each year.
Rights:	Intershop has the right to sublease portions of the leased premises. Intershop has the sole right to use the outside facade for commercial purposes.

EXHIBIT 99

OFFICERS' CERTIFICATION

In connection with the periodic report of INTERSHOP COMMUNICATIONS AG (the "Company") on Form 20-F for the period ended December 31, 2002, as filed with the Securities and Exchange Commissions (the report), we, Stephan Schambach, Chief Executive Officer of the Company, and Juergen Schoettler, Chief Financial Officer, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of our knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: May 27, 2003

By: /s/ Stephan Schambach
Name: Stephan Schambach
Title: Chairman of the Management Board and Chief Executive Officer

Date: May 27, 2003

By: /s/ Juergen Schoettler
Name: Juergen Schoettler
Title: Member of the Management Board and Chief Financial Officer