Form 20-F/A
INTERSHOP COMMUNICATIONS AG
filed 2003-06-06
CIK 1108517

As filed with the Securities and Exchange Commission on June 6, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0

(Address and telephone number of principal executive offices)

_________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares, each representing one Bearer Ordinary Shares, no par value Bearer Ordinary Shares, no par value*	Name of each exchange on which registered Nasdaq National Market Nasdaq National Market

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

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

Item 20. Consolidated Financial Statements

EXPLANATORY NOTE

Item 18 of this Form 20-F/A for the fiscal year ended December 31, 2002 has been revised to include a revised Report by the Independent Auditors with respect to the financial statements of Intershop Communications Aktiengesellschaft, a table regarding the allowances for doubtful accounts contained in Note 2 of the Notes to the Consolidated Financial Statements and information regarding valuation allowances contained in Note 13 of the Notes to the Consolidated Financial Statements. The remaining items contained in this Form 20-F/A have not been changed.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F dated May 27, 2003, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

CERTAIN DEFINITIONS AND CONVENTIONS

Intershop Communications Aktiengesellschaft, is a German stock corporation (Aktiengesellschaft) and is referred to in this Annual Report on Form 20-F/A as "Intershop AG" and, together with its subsidiaries, as "Intershop," unless the context indicates otherwise, or as "we," "us," "our" and similar terms. Intershop AG's U.S. subsidiary Intershop Communications, Inc. is referred to in this Annual Report on Form 20-F/A as U.S., Inc. Our consolidated financial statements included in "Item 18. Financial Statements" in this Annual Report on Form 20-F/A have been prepared in accordance with accounting principles generally accepted in the United States, referred to as "U.S. GAAP."

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

"Intershop," the Intershop logo, "Enfinity," "Intershop 4" and other Intershop product and service names mentioned herein are registered trademarks of Intershop in Germany and in several other countries. This Annual Report on Form 20-F/A also contains product and service names of companies other than Intershop that are trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F/A may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to Intershop or its management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. The forward-looking statements contained in this Annual Report on Form 20-F/A involve known and unknown risks, uncertainties and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those discussed under "Key Information - Risk Factors" and elsewhere in this Annual Report on Form 20-F/A. All forward-looking statements in this Annual Report on Form 20-F/A are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

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

DOCUMENTS ON DISPLAY

Intershop AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Intershop AG files reports and other information with the SEC. These materials, including this Annual Report on Form 20-F/A and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding Intershop AG's electronic filings with the SEC. In addition, material filed by Intershop AG can be inspected at the offices of the NASDAQ Stock Exchange in New York, New York.

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

ITEM 18. FINANCIAL STATEMENTS

Our financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this Annual Report on Form 20-F/A following Part III and beginning on page F-1 are incorporated herein by this reference. Such consolidated financial statements are filed as part of this Annual Report on Form 20-F/A.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

Date:	June 6, 2003	By:	/s/ Stephan Schambach
		Name:	Stephan Schambach
		Title:	Chairman of the Management Board and Chief Executive Officer

INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

Date:	June 6, 2003	By:	/s/ Juergen Schoettler
		Name:	Juergen Schoettler
		Title:	Member of the Management Board and Chief Financial Officer

CERTIFICATIONS

I, Stephan Schambach, certify that:

1. I have reviewed this annual report on Form 20-F/A of Intershop Communications Aktiengesellschaft;

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

Date: June 6, 2003

By: /s/ Stephan Schambach
Name: Stephan Schambach
Title: Chairman of the Management Board and Chief Executive Officer

I, Juergen Schoettler, certify that:

1. I have reviewed this annual report on Form 20-F/A of Intershop Communications Aktiengesellschaft;

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

Date: June 6, 2003

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

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Management Board and Shareholders of INTERSHOP Communications Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of INTERSHOP Communications Aktiengesellschaft (the "Company") as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of INTERSHOP Communications Aktiengesellschaft as of December 31, 2001, and for each of two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 13, 2002 expressed an unqualified opinion on those statements before the disclosure and restatement adjustments described in Notes 2, 8 and 12.

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

Ernst & Young
Revisions- und Treuhandgesellschaft mbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Nendza	Demuth
Wirtschaftsprüfer	Wirtschaftsprüfer

May 27, 2003

Hamburg, Germany

NOTE: THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN WIRTSCHAFTSPRUFUNGSGESELLSCHAFT STEUERBERATUNGSGESELLSCHAFT MBH (A FOREIGN ASSOCIATED FIRM OF THE SECURITIES AND EXCHANGE COMMISSION PRACTICE SECTION OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS) ("ANDERSEN") IN CONNECTION WITH THE INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT FORM 20-F FILING FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ANDERSEN IN CONNECTION WITH THIS FILING ON FORM 20-F/A.

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

The following summarizes the activity in the allowances for doubtful accounts during the year ended December 31, 2002 (in thousands of euro):

Allowances for doubtful accounts at December 31, 2001	13,940
Charged to bad debt expense, net of recoveries	318
Uncollectible accounts written-off	(6,069)
Currency translation adjustment	(678)
Allowances for doubtful accounts at December 31, 2002	7,511

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

A valuation allowance has been recorded for the entire deferred tax assets for all periods through December 31, 2001 as a result of uncertainties regarding the realization of the assets due to the limited operating history of the Company and its lack of profitability through December 31, 2002. The E31,023 increase in the valuation allowance was charged directly against any income tax benefits recorded from the deferred tax assets, therefore, resulting in no income tax expense or benefit during 2002.

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

EXHIBIT 10.13

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60568) pertaining to the INTERSHOP Communications AG Stock Option Plan 2001 of our report dated May 27, 2003 with respect to the 2002 consolidated financial statements of INTERSHOP Communications Aktiengesellschaft, as amended, included in the Annual Report (Form 20-F/A) for the year ended December 31, 2002.

Ernst & Young
Revisions- und Treuhandgesellschaft mbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Nendza	Demuth
Wirtschaftsprüfer	Wirtschaftsprüfer

June 6, 2003

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

EXHIBIT 99

OFFICERS' CERTIFICATION

In connection with the periodic report of INTERSHOP COMMUNICATIONS AG (the "Company") on Form 20-F/A for the period ended December 31, 2002, as filed with the Securities and Exchange Commissions (the report), we, Stephan Schambach, Chief Executive Officer of the Company, and Juergen Schoettler, Chief Financial Officer, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of our knowledge:

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

Date: June 6, 2003

By: /s/ Stephan Schambach
Name: Stephan Schambach
Title: Chairman of the Management Board and Chief Executive Officer

Date: June 6, 2003

By: /s/ Juergen Schoettler
Name: Juergen Schoettler
Title: Member of the Management Board and Chief Financial Officer